Form 10-K, Exhibit 13
period 1993-12-31
AMERITECH CORP /DE/
filed 1994-03-31
CIK 732715

                                                                      EXHIBIT 13




                                Financial Review


Management's Discussion and Analysis of Financial Condition and Results of Operations

(Discussion that follows gives retroactive effect to the two-for-one stock split effective December 31, 1993.)

(dollars in millions, except per share amounts)

Overview

1993 was a year of many successes for Ameritech in meeting the needs of the company's customers and shareowners. Ameritech restructured its five geographically based landline telephone operating companies and two other related businesses into a structure of customer-specific business units supported by a single, regionally coordinated network unit. The company's marketing effort was also streamlined to that of a single common brand identity, "Ameritech." Products and services are no longer being marketed using the "Bell" name -- a change designed to enhance market awareness and customer loyalty.

From a financial perspective, 1993 was the most successful year in the company's history. Net income was $1,512.8 million and earnings per share were $2.78, increases of 12.4 percent and 10.8 percent, respectively, when compared with 1992 results before accounting changes. Revenue growth of 5.0 percent resulted from record setting access line growth of 3.3 percent, cellular subscriber growth of 46.8 percent and solid increases in calling volumes. The decision to refinance $1.6 billion in long-term debt at lower interest rates, plus a continuing focus on productivity improvement (costs and expenses, excluding depreciation, increased by only 2.5 percent), contributed to the excellent earnings performance in 1993. Results in 1993 include $24.7 million, or $.05 per share, from the sale of shares of New Zealand Telecom, net of restructuring costs at that company.

Earnings per share, before accounting changes
[Graph illustrating earnings per share over a five year period from 1988 to 1993 is filed under separate cover of Form SE]

1993 was also an outstanding year for developing new opportunities that should enhance the company's ability to meet customer needs for new types of electronic communications. For example, the company announced an alliance (scheduled to close in 1994) with General Electric Company involving GE's existing global electronic commerce business unit, which is experiencing significant revenue growth. Additionally in January 1994, the company unveiled a multibillion dollar program to launch a digital video network upgrade that by the end of the decade could be available to 6 million customers. The network will provide customer access to interactive information and entertainment services, as well as traditional cable television service. The company plans to begin marketing this new service in late 1994, subject to approval by the Federal Communications Commission (FCC).

On the international front, in December 1993 the company purchased a 15 percent interest in MATAV, the Hungarian telephone company. MATAV is Hungary's principal provider of landline telephone communications and international long distance, as well as cellular services supported by GSM digital technology. The Hungarian investment represents a rare growth opportunity because of the low
1.5 million access line penetration among that country's population of 10.5 million. The goal of the Hungarian government is to double the number of access lines by the year 2000, which the company believes is realistic given the estimated 13-year waiting period for a landline telephone. The company's investment in Hungary increases its presence in Europe, where it already has interests in cellular ventures in Norway and Poland. The Norway cellular venture, also using GSM digital technology, became operational in September 1993.

In support of developing a fully competitive marketplace, Ameritech also undertook a number of important public policy initiatives in 1993. In March the company filed its "Customers First Plan" with the FCC. The plan proposes to facilitate competition in the local exchange business in return for removal of the interLATA long distance ban and greater flexibility in FCC rules. In December the company proposed that the plan be implemented on a trial basis beginning in January 1995 in Illinois and in additional states thereafter. The Customers First Plan and other initiatives, together with certain competitive concerns, are discussed more completely beginning on Page 21.

Management's primary commitment to its shareowners is to increase shareowner value over time. In December, Ameritech's Board of Directors approved a 4.3 percent increase in the quarterly dividend and a two-for-one stock split. Both actions demonstrate the company's confidence in its ability to generate sustainable growth in the future.

Over the past 10 years, the company has produced a total return on its shareowners' investment of 535 percent, significantly greater than that of the S&P 500. Management continues to have 6 to 8 percent average annual growth in earnings per share as one of its key long-term financial goals, though the alliances described above and entry into video services may slow earnings growth in the near term.

The following sections provide a more detailed discussion of Ameritech's results of operations over the past three years, as well as its financial condition and discussion of accounting changes for postretirement and postemployment costs that resulted in a net loss for 1992.

                                Financial Review


Results of Operations

Revenues

Total revenues increased by 5.0 percent to $11.7 billion in 1993. This was attributable to higher calling volumes, due to access line growth and increased business at the cellular communications and information system sales operations. Rate reductions and refunds partially offset the increase.

In 1992, total revenues increased 3.1 percent to $11.2 billion, due to an improved economy, which helped produce higher calling volumes and lower uncollectible revenues. Also contributing were growth and acquisitions at the cellular communications and information system sales operations. Rate reductions and refunds partially offset the increase.

Distribution of revenues, 1993
[The pie chart illustrating the distribution of revenues is filed under separate cover of Form SE]

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Local service                           $5,065.3         $5,012.5             $52.8            1.1%


Local service revenues include the basic monthly service fee and usage charges, fees for custom-calling features, public phone revenues, and installation and connection charges. Local service rates are generally regulated by state public service commissions.

Access lines--percent increase
[The graph illustrating the increase in access lines over a five year period from 1988 to 1993 is filed under separate cover of Form SE]

Higher calling volumes increased local service revenues by $179.1 million during 1993. The increased calling volumes resulted principally from growth in the number of access lines, which increased 3.3 percent. Partially offsetting this increase was a 1993 reclassification of $119.9 million to the long distance revenue category in Michigan to comply with a state regulatory ruling.

In 1992, local service revenues increased $126.4 million or 2.6 percent. Increased calling volumes, resulting from a 2.5 percent increase in the number of access lines, were partially offset by a change in classification of excise taxes in Illinois.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Network access
  Interstate access                     $2,118.2         $2,041.2             $77.0            3.8%
  Intrastate access                       $622.5           $612.6              $9.9            1.6%


Network access revenues are fees charged to interexchange carriers, such as AT&T and MCI, that use the local telecommunication network to provide long distance services to their customers. In addition, end users pay flat rate access fees to connect to the local network to obtain long distance service. These revenues are generated from both interstate and intrastate services. Interstate network access services are subject to regulation by the FCC, which has established a "price-cap" plan to regulate the company's network access services. The plan creates incentives to improve productivity over benchmark levels in order to retain higher earnings. The interstate rate of return for 1993 has not been finalized; however, for 1992, as reported to the FCC, it was 12.79 percent. This return is higher than the FCC authorized rate of return for local exchange carriers of 11.25 percent. Under the FCC's price-cap plan, investors are entitled to retain 100 percent of all earnings between 11.25 percent and 12.25 percent, and 50 percent of earnings between 12.26 percent and 16.25 percent.

Interstate network access revenues increased $77.0 million in 1993 due primarily to increased calling volumes of $101.0 million. This increase was partially offset by rate reductions. Minutes of use related to interstate calls increased by 4.5 percent.

Interstate network access revenues increased $48.6 million or 2.4 percent in 1992. Increased calling volumes, which produced revenues of $79.1 million, were partially offset by rate reductions and interexchange carrier settlements.

Intrastate network access revenues increased $9.9 million in 1993 when compared with 1992, due primarily to increased calling volumes, which produced revenues of $36.6 million, partially offset by rate reductions. Minutes of use related to intrastate calls increased by 11.3 percent.

In 1992 intrastate network access revenues increased $56.6 million or 10.2 percent due to increased calling volumes, which produced revenues of $41.9 million, and interexchange carrier settlements.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Long distance service                   $1,400.5         $1,251.6            $148.9           11.9%


Long distance service revenues result when a customer makes a call to a location outside of his or her local calling area but within the same service area. The rates the company charges customers for this service are generally governed by the public service commission in each state.

                                Financial Review


The increase in long distance service revenues for 1993 was attributable to volume growth and the reclassification of revenues from local service in Michigan as previously discussed, partially offset by rate reductions.

In 1992, long distance revenues decreased $42.5 million or 3.3 percent attributable to lower rates, primarily in Ohio, of $41.4 million and higher independent telephone company settlements. Volume increases partially offset the decrease.


                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Directory and other                     $2,503.9         $2,235.1            $268.8           12.0%


Directory and other revenues are derived from publishing telephone directories, cellular communications, paging services, lease financing, billing and collection services, and telephone equipment sales and installation. As reflected above, directory and other revenues are net of the company's provision for uncollectibles.

1993 revenue growth was attributable primarily to cellular subscriber growth of
46.8 percent and the effect of increased business at the information system sales operation.

In 1992, directory and other revenues increased $145.5 million or 7.0 percent. This increase was attributable to increased cellular and information system sales operation revenues due to growth and acquisitions as well as decreased uncollectible revenues.

Cellular subscribers
[The graph illustrating the increase in cellular subscribers over a five year period from 1988 to 1993 is filed under separate cover of Form SE]

Operating Expenses

Total operating expenses in 1993 increased $343.2 million or 3.9 percent from 1992. The increase was primarily attributable to increased depreciation and amortization expense due to an expanded plant base and increased rates, and increased cost of sales at the cellular and information system sales operation due to growth. Offsetting these increases were decreased employee-related expenses due to the work force reductions that occurred over the past year.

Total operating expenses in 1992 decreased $27.4 million or 0.3 percent from 1991. The decrease was primarily attributable to restructuring charges totaling $187.0 million recorded in 1991. Partially offsetting this decrease was higher depreciation and amortization expense resulting from acquisitions and an expanded plant base.

The company has changed the presentation of its operating expenses in the consolidated statements of income to facilitate a better understanding of its operating results. Prior year amounts have been reclassified to conform with this presentation.


Distribution of operating expenses, 1993
[The pie chart illustrating the distribution of operating expenses in 1993 is filed under separate cover of Form SE]

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Employee-related
expenses                                $3,560.3         $3,584.8            $(24.5)         (0.7)%


The decrease in 1993 in employee-related expenses was primarily attributable to the effect of work force reductions over the past year. Offsetting these decreases were the effects of higher wages, increased overtime payments and increased costs related to postretirement benefits.

In 1992, employee-related expenses decreased $10.3 million or 0.3 percent. The decrease was primarily attributable to increased pension credits due to the continuing favorable investment performance and the funded status of the company's pension plans.

There were 67,192 employees on December 31, 1993, and 71,300 on December 31, 1992. Voluntary and involuntary work force reductions reduced the management work force by about 1,700 employees in 1993 and 3,000 in 1992. Reductions in the nonmanagement work force account for most of the remaining decrease in employees in 1993.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Depreciation and
amortization                            $2,162.1         $2,031.3             $130.8           6.4%


The increase in depreciation and amortization expense in 1993 resulted from continued expansion of the telephone plant investment base of $75.3 million, growth at the company's cellular operation of $20.0 million, and $55.4 million due to increased depreciation rates, mostly in Ohio. Partially offsetting these increases was $29.1 million related to the completion in 1992 of certain fixed asset amortization adjustments, primarily in Ohio and Wisconsin.

In 1992, depreciation and amortization expense increased $116.6 million, or 6.1 percent. The increase in 1992 was due to continued expansion of

                                 Financial Review


the plant investment base and acquisitions and growth at the company's unregulated operations, partially offset by the completion in 1991 of certain fixed asset amortization adjustments primarily in Michigan and Ohio.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Other operating
expenses                                $2,851.7         $2,607.7             $244.0           9.4%


The increase in other operating expenses in 1993 was primarily attributable to increased contract services, right-to-use fees, access expenses paid to independent telephone companies, advertising expenses and an accrual to further streamline the nonmanagement work force. Increased cost of sales at the cellular and information system sales operations due to acquisitions and growth contributed to the increase. Partially offsetting these increases were several fourth-quarter 1992 items including a $47.0 million charge for market realignment and advertising costs and $8.0 million for the net write-down of certain unregulated assets. The company continued voluntary and involuntary separation programs that saw approximately 1,700 management employees leave the payroll in 1993. The majority of these employees were from the landline telephone operations. The net cost of this 1993 program, along with termination benefits and settlement and curtailment gains from the pension plan, was a credit to this expense category of $33.3 million.

Other operating expenses decreased 5.0 percent or $137.4 million in 1992. This decrease was due primarily to a 1991 restructuring charge of $187.0 million. Excluding this restructuring charge, other operating expenses increased 1.9 percent. This was due to the fourth-quarter 1992 items discussed above; increased costs at the landline telephone companies associated with contract services and claims accruals for billing of interexchange carriers; increases in cost of sales associated with the acquisition of two software companies; and higher promotion, advertising and acquisition costs at the cellular operation. Partially offsetting these items were expense savings in certain unregulated operations due to the 1991 write-down of assets and intangibles. The company initiated a voluntary and involuntary separation program in 1992 that saw about 3,000 management employees leave the payroll. The net cost of this program, along with other pension plan transfers, termination benefits and settlement and curtailment gains from the pension plan, was a credit to this expense category of $12.4 million in 1992.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Taxes other than
income taxes                              $578.1           $585.2             $(7.1)         (1.2)%


The $7.1 million decrease in taxes other than income taxes for 1993 was primarily attributable to lower capital stock taxes and decreased property taxes.

In 1992, taxes other than income taxes increased $3.7 million or 0.6 percent. This increase was primarily attributable to higher property taxes offset by the reclassification and adoption of excise taxes in Illinois to replace previously enacted gross receipts taxes.

Other Income and Expenses

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Interest expense                          $464.3           $503.2            $(38.9)         (7.7)%


The decrease in interest expense during 1993 was due primarily to the calling of certain long-term debt totaling $1.6 billion and the refinancing at lower fixed rates on $900.0 million of that called debt, the effect of lower short-term interest rates and the reduction in debt due to the application of
proceeds received from the sale of New Zealand Telecom shares.   During 1992
interest expense decreased $64.7 million due primarily to lower debt levels, expenses related to a 1991 IRS settlement and lower interest rates. Partially offsetting these decreases were increases related to the corporate-owned life insurance program and the costs associated with financing acquisitions.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Other income, net                          $128.6           $132.9             $(4.3)         (3.2)%


Other income, net includes earnings related to Ameritech's investments (when the equity method of accounting is followed), interest during construction (which represents the capitalized cost of funds used to finance certain major construction projects), interest income and other nonoperating items.

The significant components of other income during the two years included the following items related to the company's investment in New Zealand Telecom--an $85.7 million pretax gain in 1993 ($61.7 million after-tax) from the sale of shares, and 1993 equity method income of $29.0 million (reflecting a $42.0 million restructuring charge) compared with $67.4 million in 1992. Other income in 1993 also included a favorable impact of $18.8 million resulting from the leveraged employee stock ownership plans (LESOPs). Offsetting these income items were costs (call premiums, write-offs of unamortized deferred costs) associated with the early extinguishment of debt of $66.3 million in 1993 and $32.2 million in 1992, and interest earned in 1992 from an IRS settlement of $41.0 million.

Other income, net decreased $109.4 million in 1992. The decrease was primarily attributable to the 1991 gain of $81.3 million related to the sale of a portion of New Zealand Telecom and the increased costs associated with early retirement of debt in 1992 of $25.2 million. Other income in

                                Financial Review


1992 also included $41.0 million of interest income earned from an IRS settlement.

                                                                           Increase         Percent
                                            1993             1992         (Decrease)         Change
Income taxes                              $709.7           $627.7              $82.0          13.1%


The increase in income taxes in 1993 was due primarily to higher pretax income and an increase in the federal tax rate. Partially offsetting the increase were higher investment tax credit amortization in Michigan due to a revision of depreciation rates and the realization of previously unrecognized tax benefits on prior year unregulated asset write-downs.

The increase in income taxes in 1992 of $136.8 million was primarily attributable to higher pretax income and lower investment tax credit amortization.


Change in Accounting Principles

The company changed its accounting for income taxes effective January 1, 1993, as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The impact of adoption on the company's financial statements was not significant.

As more fully discussed in Note 4 to the consolidated financial statements, effective January 1, 1992, the company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." As a result of implementing these standards the company recorded an after-tax noncash charge of approximately $1.8 billion in 1992. This charge caused the company to have a loss in 1992.

Liquidity and Capital Resources

Management believes that the company has adequate internal and external resources available to finance its business development, network expansion, dividends, acquisitions and investments.

Uses of cash

[The pie chart illustrating uses of cash in 1993 and 1992 are filed under separate cover on Form SE]

Cash Flows from Operating Activities

Cash flow from operations was $3,188.6 million in 1993, a decrease of $99.7 million from 1992. The reason for the decrease is primarily certain nonrecurring items in both years.

Cash Flows from Investing Activities

Capital expenditures continue to represent the single largest use of company funds. Management believes that by investing in the telecommunications core business, such effort will facilitate introduction of new products and services, respond to ever increasing competitive challenges and increase the operating efficiency and productivity of the network.

Ameritech's capital expenditures for landline telephone operations decreased $265 million in 1993. The cellular services portion of the company's capital expenditures increased $106 million in 1993 resulting from plans to increase coverage and offer new data and digital services. Overall, Ameritech's total capital expenditures decreased in 1993 to $2,108 million from $2,267 million in 1992.

Rapid modernization of the landline network continued throughout 1993 as demonstrated by the following year-end information.

                                                      1993             1992
Lines served by digital switching                      66%              53%
Lines served by ISDN switching                         50%              26%
Lines served by advanced signaling (SS7)               79%              66%
Customers within 12,000 feet of fiber                  75%              65%
Fiber-optic cable, in miles (000s)                     802              586


Cash flows from investing activities in 1993 also include $280.6 million as a result of sales of a portion of the company's investment in New Zealand Telecom. In addition, the company invested $437.5 million for a 15 percent share in the Hungarian telephone company (see Note 2 to the consolidated financial statements on Page 30).

Cash Flows from Financing Activities and Other Activities

To take advantage of lower long-term interest rates, the company called $1.6 billion of long-term debt in 1993 and issued $900 million of long-term debt. While costs associated with the early extinguishment of debt in 1993 were $66.3 million, these refinancings will result in a reduction of approximately $30 million in annual interest payments in future years. Total debt (long- and short-term) at the end of 1993 decreased $11.9 million from 1992. As of December 31, 1993, the company's debt maturing within one year includes debt that was called in anticipation of refinancing at more favorable interest rates.

The company's debt ratio decreased to 46.0 percent as of December 31, 1993, compared with 48.9 percent as of December 31, 1992. The decreased debt levels, as discussed above, along with increased reinvested earnings account for the decrease.

As a result of an agreement with General Electric Company (see Note 2 to the consolidated financial statements on Page 30) the company intends to invest approximately $472 million in 1994 into a newly formed company. The company plans to fund this commitment with debt financing.

As previously noted, in January 1994, the company announced a program, subject to FCC approval, to enter the interactive information and entertainment service business. The company expects to invest

                                Financial Review


approximately $4.4 billion over the next 15 years (network upgrades including fiber optics, servers, switches and customer premise equipment) to deliver these new services. The company believes it can fund most of this amount by reducing capital expenditures in its core landline business, as evidenced in 1993, while maintaining its current high quality of service to customers.

Dividends

The company paid $999.4 million in 1993 in dividends. This was a $56.7 million or 6.0 percent increase over 1992. The company believes that its dividend policy is consistent with the needs of both shareowners and the business.

Dividends declared per share
[The graph illustrating dividends declared per share over the five year period from 1988 to 1993 is filed under separate cover of Form SE]

Financing Options

As of December 31, 1993, the company maintained available lines of credit totaling $1.3 billion, a committed credit facility of $1.0 billion and shelf registrations for issuance of up to $2.0 billion in unsecured debt securities.

Funding for Postretirement Benefits

Among the initiatives taken by the company to contain its future liability for postretirement benefit costs are a managed health care network and the creation of certain trust accounts to fund health care and group life insurance benefits for retirees. The trusts currently have more than $1.1 billion in assets to fund these benefits. The company intends to continue to fund the nonmanagement VEBA and is exploring other available funding and cost containment alternatives. Specifically, in 1993, the company utilized approximately $90 million in excess pension plan assets to help pay the nonmanagement retiree health care obligation. The Internal Revenue Code allows such transfers through 1995. The company has not determined whether it will make any additional transfers in 1994 or 1995.

Stock Repurchase Program

The company's Board of Directors authorized management to repurchase up to 20 million shares of Ameritech common stock through 1994 on the open market or through private transactions. No significant purchases have been made since the program was approved by the Board in 1991.

Other Matters

Regulatory Environment

Customer demand, technology and the preferences of policymakers are all coming together to increase competition in the local exchange business. The effects of increasing competition are apparent in the marketplace Ameritech serves. For example, about half of the intraLATA long distance service purchased by large- and medium-sized business customers in its region is sold by carriers other than Ameritech. Similarly, competitive access providers are active in the region and either operate or plan to operate in many cities throughout the region, including Chicago, Columbus, Milwaukee, Indianapolis and the Detroit area. In Illinois, one competitive access provider MFS Communications Company, Inc. has requested regulatory authority to provide full local exchange service. Also, in June 1993 the FCC's order that allows competitive access providers to interconnect in more liberal ways with Ameritech facilities for interstate special access was implemented in the four Ameritech states that had not already done so.

Ameritech has recognized this trend, and its regulatory/public policy activities are focused on achieving a framework that allows for expanding competition while providing a fair opportunity for all carriers, including Ameritech, to succeed. The cornerstone of this effort is Ameritech's "Customers First Plan" that was filed with the FCC on March 1, 1993. In a subsequent filing with the U.S. Department of Justice, Ameritech proposed that the Customers First Plan be implemented on a trial basis beginning in January 1995 in Illinois and in additional states thereafter.

In the Customers First Plan, the company has proposed to facilitate competition in the local telephone business. In exchange, Ameritech has requested three regulatory changes. First, Ameritech has requested relief from the Modification of Final Judgment (MFJ) interLATA ban. Such relief would mean that Ameritech would be allowed to offer all long distance services. Second, Ameritech has requested a number of modifications in the FCC's price cap rules. These modifications would apply only to Ameritech and would eliminate any obligation on Ameritech's part to refund, in the form of future rate reductions, interstate earnings in excess of 12.25 percent. The modifications would also provide Ameritech increased ability to price its interstate access services in a manner appropriate to competitive conditions. Third, Ameritech has requested FCC authority to collect, in a competitively neutral manner, the social subsidies currently embedded in the rates that Ameritech charges long distance carriers for access to the local network.

Ameritech expects the U.S. Department of Justice to issue a recommendation and for the U.S. District Court to rule on Ameritech's request for interLATA relief in 1994. Ameritech's proposal is also pending before the FCC for those aspects of the plan (including any trial) that are under FCC jurisdiction. Ameritech has also been working with the state regulatory agencies throughout its region to prepare for implementation of the Customers First Plan. The first state proceedings will begin in early 1994.

Besides its activities designed to achieve new business opportunities and a fair way to introduce competition into the local exchange business, Ameritech has proceedings active in three states Illinois, Indiana and Ohio to replace rate of return regulation with price regulation plans. In Illinois, the record is closed and an order is expected in early 1994.

                                Financial Review


In Indiana and Ohio, the proceedings are ongoing.

Ameritech has also filed with the Wisconsin Public Service Commission to implement a price regulation plan to replace the current three year plan (which has been extended). In addition, the Wisconsin legislature is expected to consider in 1994 legislation that would allow Ameritech to elect price regulation in Wisconsin.

The Ameritech landline telephone companies have continued to implement price reforms that will allow them to compete effectively both now and in the future. For example, the subsidy that is collected from interexchange carriers to access the local network for long distance calls was reduced in 1993. In September 1993, the Public Utilities Commission of Ohio permitted Ameritech to de-average intraLATA toll rates in Ohio. Implementation began at the end of 1993. In the interstate arena, Ameritech has been permitted by the FCC to de-average its prices for dedicated facilities based on traffic density. Ameritech has implemented a de-averaged price structure, and over time the prices will be put in place as competitive conditions warrant. De-averaging means that the prices charged in specific areas (for example, downtown Chicago) can be more reflective of local competitive conditions. A de-averaged price structure for intrastate special access service is in place in Illinois, Indiana, Michigan and Ohio. In December 1993, the FCC approved Ameritech's plan to implement prices for switched access transport that are much more closely aligned with costs. This price reform is essential for Ameritech to remain competitive as the FCC implements its requirements to allow more liberal interconnection to these facilities in a manner similar to what it did for special access services. While the price reform is already in place, the more liberal interconnections are expected to be implemented in early 1994. The local transport price reform has been implemented in four of the five Ameritech state jurisdictions as well.

The company believes that competition is best for customers and for shareowners but only if it is implemented in a manner that provides a fair opportunity for all players, including Ameritech. This balance is essential in order for customers in the region to benefit from expanding competition and for Ameritech to remain a strong player in the local exchange portion of the industry. The regulatory changes that the company and its regulators are putting in place are designed to accomplish exactly that.

Regulatory Accounting

As described in Note 1 to the consolidated financial statements on Page 29, the company complies with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation". In the event the company determines that it no longer meets the criteria for following SFAS No. 71, the accounting impact to the company would be an extraordinary noncash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts the company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The company periodically reviews these criteria to ensure that continuing application of SFAS No. 71 is appropriate.

Year-end market price of common stock
[The graph illustrating year-end market price of common stock from 1984 to 1993 is filed under separate cover of Form SE]

Business Units

During 1993, the company restructured its business into separate units supported by a single network unit. The units cross current legal entities. In 1994, as the business units begin to mature and their results are validated, the company expects to report additional financial information about the units. Based upon preliminary analysis, 1993 revenues would be attributed to the business units as follows:

Consumer                                                  33%
Custom, enhanced and small business                       29
Long distance*                                            17
Advertising                                                8
Cellular, including paging                                 5
All other                                                  8
                                                         ----
                                                         100%

*Long distance as a business unit closely relates to the revenue categories of interstate and intrastate network access.

                                Financial Review


Report of Independent Public Accountants

Board of Directors

Ameritech Corporation

We have audited the accompanying consolidated balance sheets of Ameritech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameritech Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the company changed its method of accounting for certain postretirement and postemployment benefits in 1992.


Arthur Andersen & Co.

Chicago, Illinois

January 28, 1994

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME
Ameritech Corporation and Subsidiaries



                                                                             Year ended December 31
                                                                             ----------------------
(dollars in millions,
 except per share amounts)                                            1993             1992            1991

Revenues                                                              $11,710.4        $11,153.0       $10,818.4
Operating Expenses
    Employee-related expenses                                           3,560.3          3,584.8         3,595.1
    Depreciation and amortization                                       2,162.1          2,031.3         1,914.7
    Other operating expenses                                            2,851.7          2,607.7         2,745.1
    Taxes other than income taxes                                         578.1            585.2           581.5
                                                                        9,152.2          8,809.0         8,836.4
Operating income                                                        2,558.2          2,344.0         1,982.0
Interest expense                                                          464.3            503.2           567.9
Other income, net                                                        (128.6)          (132.9)         (242.3)
Income before income taxes and
  cumulative effect of change
  in accounting principles                                              2,222.5          1,973.7         1,656.4
Income taxes                                                              709.7            627.7           490.9
Income before cumulative effect
  of change in accounting principles                                    1,512.8          1,346.0         1,165.5
Cumulative effect of change in
  accounting principles                                                    --           (1,746.4)            --
Net income (loss)                                                     $ 1,512.8           (400.4)       $1,165.5
Earnings per common share*
    Income before cumulative effect of
      change in accounting principles                                  $   2.78       $     2.51       $    2.19
    Cumulative effect of change
      in accounting principles                                             --              (3.26)           --
    Net income (loss)                                                  $   2.78       $    (0.75)      $    2.19
Average common shares
  outstanding (millions)*                                                 544.1            536.6           531.0

*Gives retroactive effect for two-for-one stock split effective December 31, 1993.

The accompanying notes are an integral part of the financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
Ameritech Corporation and Subsidiaries


                                                                                          As of December 31
(dollars in millions)                                                                  1993               1992
Assets
Current assets
    Cash and temporary cash investments                                                $155.9              $92.4
    Receivables, less allowance for
      uncollectibles of $134.7 and
      $126.3, respectively                                                            2,068.9            1,952.3
    Material and supplies                                                               133.7              177.6
    Prepaid and other                                                                   268.2              296.9
                                                                                      2,626.7            2,519.2
Property, plant equipment
    In service                                                                       28,677.3           27,860.7
    Under construction                                                                  440.1              509.4
                                                                                     29,117.4           28,370.1
    Less, accumulated depreciation                                                   11,751.3           11,035.4
                                                                                     17,366.1           17,334.7
Investments, primarily international                                                  1,219.0              931.9
Other assets and deferred charges                                                     2,215.9            2,031.9
Total assets                                                                        $23,427.7          $22,817.7
Liabilities and Shareowners' Equity
Current liabilities
    Debt maturing within one year                                                     2,601.6           $2,117.8
    Accounts payable                                                                  1,210.6            1,336.2
    Other current liabilities                                                         1,873.1            1,785.1
                                                                                      5,685.3            5,239.1
Long-term debt                                                                        4,090.4            4,586.1
Deferred credits and other long-term liabilities
    Accumulated deferred income taxes                                                 1,889.4            1,799.5
    Unamortized investment tax credits                                                  354.3              428.7
    Postretirement benefits other than pensions                                       2,519.7            2,590.7
    Other                                                                             1,044.0            1,181.4
                                                                                      5,807.4            6,000.3
Shareowners' equity
    Common stock, par value $1; 1.2 billion
      shares authorized, 587,612,000 issued                                             587.6              587.6
    Proceeds in excess of par value                                                   5,454.8            5,378.0
    Reinvested earnings                                                               3,455.3            2,955.7
    Treasury stock, at cost (40,969,000 shares
      in 1993 and 47,268,000 in 1992)                                                (1,105.0)          (1,272.8)
    Deferred compensation                                                              (468.5)            (507.7)
    Currency translation adjustments                                                    (76.3)            (137.8)
    Unearned compensation, restricted stock awards                                       (3.3)             (10.8)
                                                                                      7,844.6            6,992.2
Total liabilities and shareowners' equity                                           $23,427.7          $22,817.7

The accompanying notes are an integral part of the financial statements

                       Consolidated Financial Statements


Consolidated Statements of Shareowners' Equity
Ameritech Corporation and Subsidiaries

                              Shareowners' Equity

                                                                     Proceeds
                                                                     in Excess
                                                      Common           of Par          Reinvested           Treasury
(dollars in millions)                     Total       Stock            Value            Earnings              Stock
Balances, December 31, 1990                $7,732.4     $587.6          $5,321.9         $4,058.6          $(1,579.0)
Net income                                  1,165.5                                       1,165.5
Dividends declared                           (911.4)                                       (911.4)
Treasury stock
    Purchases                                 (37.4)                                                           (37.4)
    Issuances
         Employee benefit plans                62.5                          6.7                                55.8
         Dividend reinvestment and
           stock purchase plan                115.3                         16.7                                98.6
Reduction of LESOP debt                        58.4
Other                                         (19.2)                         1.7
Translation adjustments                       (69.1)

Balances, December 31, 1991                 8,097.0      587.6           5,347.0          4,312.7           (1,462.0)
Net loss                                     (400.4)                                       (400.4)
Dividends declared                           (956.6)                                       (956.6)
Treasury stock
    Purchases                                  (0.5)                                                            (0.5)
    Issuances
         Employee benefit plans                87.5                          3.6                                83.9
         Dividend reinvestment and
           stock purchase plan                118.0                         20.8                                97.2
         Other                                  8.7                          0.1                                 8.6
Reduction of LESOP debt                        61.5
Other                                          16.6                          6.5
Translation adjustments                       (39.6)

Balances, December 31, 1992                 6,992.2      587.6           5,378.0          2,955.7           (1,272.8)
Net income                                  1,512.8                                       1,512.8
Dividends declared                         (1,013.2)                                     (1,013.2)
Treasury stock

                                                      Currency
                                                        Trans-                           Common         Treasury
                                        Deferred        lation          Unearned         Shares          Common
                                         Compen-       Adjust-           Compen-         Issued          Shares
                                          sation          ments           sation          (000)           (000)
Balances, December 31, 1990             $(627.6)          $(29.1)        $ ---            587,612         58,960
Net income
Dividends declared
Treasury stock
    Purchases                                                                                              1,136
    Issuances
         Employee benefit plans                                                                           (2,082)
         Dividend reinvestment a
           stock purchase plan                                                                            (3,668)
Reduction of LESOP debt                    58.4
Other                                                                     (20.9)
Translation adjustments                                    (69.1)

Balances, December 31, 1991              (569.2)           (98.2)         (20.9)          587,612         54,346
Net loss
Dividends declared
Treasury stock
    Purchases                                                                                                 16
    Issuances
         Employee benefit plans                                                                           (3,162)
         Dividend reinvestment a
           stock purchase plan                                                                            (3,610)
         Other                                                                                              (322)
Reduction of LESOP debt                    61.5
Other                                                                      10.1
Translation adjustments                                    (39.6)
Balances, December 31, 1992              (507.7)          (137.8)         (10.8)          587,612         47,268
Net income
Dividends declared
Treasury stock

    Purchases                                        (1.9)                                                (1.9)
    Issuances
         Employee benefit plans                     109.5                    23.9                         85.6
         Dividend reinvestment and
           stock purchase plan                      122.2                    38.2                         84.0
         Other                                        0.1                                                  0.1
Reduction of LESOP debt                              39.2                                                               39.2
Other                                                22.2                    14.7
Translation adjustments                              61.5

Balances, December 31, 1993                      $7,844.6      $587.6    $5,454.8       $3,455.3     $(1,105.0)      $(468.5)

    Purchases
    Issuances                                                                                 53
         Employee benefit plans                                                           (3,230)
         Dividend reinvestment and
           stock purchase plan                                                            (3,118)
         Other                                                                                (4)
Reduction of LESOP debt
Other                                                             7.5
Translation adjustments                              61.5

Balances, December 31, 1993                        $(76.3)      $(3.3)    587,612         40,969


The accompanying notes are an integral part of the financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS
Ameritech Corporation and Subsidiaries



                                                                                      Year ended December 31
                                                                                      ----------------------
(dollars in millions)                                                       1993              1992             1991
Cash Flows from Operating Activities
    Net income (loss)                                                 $1,512.8        $  (400.4)       $ 1,165.5
    Adjustments to net income (loss)
         Cumulative effect of change
           in accounting principles                                       --            1,746.4             --
         Depreciation and amortization                                 2,162.1          2,031.3          1,914.7
         Deferred income taxes, net                                       (9.6)             2.6            (83.7)
         Investment tax credits, net                                     (74.4)           (64.3)           (75.3)
         Interest during construction                                    (11.3)            (7.6)           (22.9)
         Provision for uncollectibles                                    154.3            131.7            165.0
         Change in certain current assets                               (235.5)           (40.6)          (304.3)
         Change in certain liabilities                                    24.8             16.0            139.2
         Change in certain noncurrent
           assets and liabilities                                       (333.1)          (112.7)           (51.3)
         Gain from sale of investment
           in Telecom Corporation of
           New Zealand Limited                                           (85.7)            --              (81.3)
         Other                                                            84.2            (14.1)            38.4
    Net cash from operating activities                                 3,188.6          3,288.3          2,804.0


Cash Flows from Investing Activities
    Capital expenditures, net                                         (2,092.4)        (2,236.5)        (2,152.2)
    Additional investments including
      acquisitions of new companies                                     (471.2)           (31.8)          (617.9)
    Proceeds from the sale of
      investment in Telecom Corporation
      of New Zealand Limited                                             280.6             --              395.5
    Other investing activities, net                                        3.2            (10.2)            52.6
    Net cash from investing activities                                (2,279.8)        (2,278.5)        (2,322.0)

Cash Flows from Financing Activities
    Net Change in short-term debt                                        493.4            (55.7)           137.4
    Issuance of long-term debt                                           925.1            649.1            195.0
    Retirement of long-term debt                                      (1,458.4)          (807.1)          (123.9)
    Dividend payments                                                   (999.4)          (942.7)          (901.8)
    Repurchase of common stock                                            (0.4)            (0.5)           (38.9)
    Proceeds from reissuance of
      treasury stock                                                     226.4            209.7            154.2
    Other financing activities, net                                      (32.0)             4.5              2.1
    Net cash from financing activities                                  (845.3)          (942.7)          (575.9)


Net increase (decrease) in cash
  and temporary cash investments                                          63.5             67.1            (93.9)
Cash and temporary cash investments,
      beginning of year                                                   92.4             25.3            119.2
Cash and temporary cash investments,
      end of year                                                     $  155.9         $   92.4        $    25.3

                   Notes to Consolidated Financial Statements


(dollars in millions, except per share amounts)

1. Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Ameritech Corporation and all of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated except as discussed below.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In compliance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), the Ameritech Bell companies give accounting recognition to the actions of regulators where appropriate. Such actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset or impose a liability. Actions of a regulator can also eliminate a liability previously imposed by the regulator. The Ameritech Bell companies are Illinois Bell Telephone Company; Indiana Bell Telephone Company, Incorporated; Michigan Bell Telephone Company; The Ohio Bell Telephone Company; and Wisconsin Bell, Inc.

Property, Plant and Equipment

Property, plant and equipment are stated at original cost. The original cost of telecommunication plant acquired from Ameritech Services, Inc., a wholly owned centralized procurement and support subsidiary of the Ameritech Bell companies, includes a return on investment to Ameritech Services, Inc. that is not eliminated in consolidation.

The provision for depreciation is based principally on straight-line remaining life and straight-line equal life group methods of depreciation applied to individual categories of plant with similar characteristics.

Generally, when depreciable plant is retired, the amount at which such plant has been carried in property, plant and equipment is charged to accumulated depreciation. The cost of maintenance and repair of plant is charged to expense.

Material and Supplies

Inventories of new and reusable material and supplies are stated at the lower of cost or market with cost generally determined on an average-cost basis.

Income Taxes

Ameritech and its subsidiaries file a consolidated federal income tax return. Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The new accounting method is essentially a refinement of the liability method already followed by the company and, accordingly, did not have a significant impact on the company's financial statements upon adoption.

Deferred tax assets and liabilities are based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities. Under the liability method, deferred tax assets and liabilities at the end of each period are determined using the statutory tax rates in effect when these temporary differences are expected to reverse. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The company also provides deferred income taxes on undistributed equity earnings from foreign investments.

The Ameritech Bell companies use the deferral method of accounting for investment tax credits. Therefore, credits earned prior to the repeal of the investment tax credit by the Tax Reform Act of 1986, and also certain transitional credits earned after the repeal, are being amortized as reductions in tax expense over the life of the plant that gave rise to the credits.

Temporary Cash Investments

Temporary cash investments are stated at cost, which approximates market value. The company considers all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

Translation Adjustments

The assets and liabilities relating to the company's share of significant foreign operations are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated to U.S. dollars using average rates for the year. Translation adjustments are accumulated and recorded as a separate component of shareowners' equity.

2. Investments

Telecom Corporation of New Zealand Limited

On September 12, 1990, Ameritech and Bell Atlantic Corporation purchased all of the shares of Telecom Corporation of New Zealand Limited (New Zealand Telecom), the state-owned telephone company in New Zealand, for approximately $2.5 billion.

After stock sales required by the New Zealand government in the purchase agreement, which were completed in September 1993, the company's share of ownership is 24.8 percent.

The company's long-term investment in New Zealand Telecom ($610.4 million as of December 31, 1993) is accounted for under the equity method. The portion of the company's investment that was required to be sold was accounted for under the cost method. Goodwill of approximately $290 million associated with this investment is being amortized by the straight-line method over a period of 40 years.

Stock sales of New Zealand Telecom in 1993 resulted in an after-tax gain of $61.7 million, and a stock sale in 1991 resulted in an after-tax gain of $73.6 million.

                   Notes to Consolidated Financial Statements


Other Investments

On December 22, 1993, the company made an investment of $437.5 million, for a 15 percent share, in the Hungarian telephone company, MATAV. The company's investment will be accounted for using the equity method, since the company exercises significant operating influence. Based on preliminary analysis, approximately 50 percent of the investment represents goodwill, which will be amortized by the straight-line method over a period of 40 years.

In December 1993, the company signed a definitive agreement with General Electric Company to invest approximately $472 million in a newly formed company. General Electric will contribute the assets of its General Electric Information Services division, a global leader in electronic data interchange and electronic commerce. The company's investment will be in the form of a four-year convertible debenture, which, if legal restrictions are removed, will convert into a 30 percent equity position. The transaction is scheduled to close in 1994.

During 1993, 1992 and 1991, the company made several other investments and acquisitions totaling approximately $33.7, $31.8 and $617.9 million, respectively. The 1991 amount includes about $500 million to acquire a St. Louis-based cellular and paging company. The acquisitions have been accounted for as purchases.

3. Income Taxes

The components of income tax expense follow:

                                              1993        1992        1991
Federal
    Current                                   $713.7      $626.4      $568.4
    Deferred, net                              (24.4)      (14.3)      (91.1)
    Investment tax credits, net                (74.4)      (64.3)      (75.3)
         Total                                 614.9       547.8       402.0

State and local
    Current                                     80.0        63.0        81.5
    Deferred, net                               14.8        16.9         7.4
         Total                                  94.8        79.9        88.9

Total income tax expense                      $709.7      $627.7      $490.9

Deferred income tax expense (credit) results principally from temporary differences caused by the change in the book and tax bases of property, plant and equipment due to the use of different depreciation methods and lives for financial reporting and income tax purposes. Total income taxes paid were $774.4, $712.2, and $616.6 million in 1993, 1992 and 1991, respectively.

The following is a reconciliation between the statutory federal income tax rate for each of the past three years and the company's effective tax rate:

                                                 1993       1992       1991
Statutory tax rate                               35.0%      34.0%      34.0%
State income taxes, net of
  federal benefit                                 2.8        2.7        3.5
Reduction in tax expense due to
  amortization of investment
  tax credits                                    (3.3)      (3.3)      (4.5)

                                                 1993       1992       1991
Effect of adjusting deferred income tax
  balances due to tax law changes                (1.1)      ---        ---
Benefit of tax rate differential
  applied to reversing
  temporary differences                          (2.2)      (2.4)      (3.5)
Other                                             0.7        0.8        0.1
Effective tax rate                               31.9%      31.8%      29.6%

The Revenue Reconciliation Act of 1993, enacted in August 1993, increased the statutory federal income tax rate for 1993 to 35 percent. In accordance with the liability method of accounting, the company adjusted, on the enactment date, its deferred income tax balances not subject to regulatory accounting prescribed by SFAS No. 71 (see Note 1). The result was a reduction in deferred income tax expense of $23.4 million, primarily from increasing the deferred tax assets associated with SFAS Nos. 106 and 112 (see Note 4).

As of December 31, 1993, the company had a regulatory asset of $429.2 million (reflected in other assets and deferred charges) related to the cumulative amount of income taxes on temporary differences previously flowed through to ratepayers. In addition, on that date, the company had a regulatory liability of $710.3 million (reflected in other long-term liabilities) related to the reduction of deferred taxes resulting from the change in the federal statutory income tax rate to 35 percent and deferred taxes provided on unamortized investment tax credits. These amounts will be amortized over the regulatory lives of the related depreciable assets concurrent with recovery in rates. The accounting for and the impact on future net income of these amounts will depend on the rate-making treatment authorized in future regulatory proceedings.

                   Notes to Consolidated Financial Statements


As of December 31, 1993 and 1992 the components of long-term accumulated deferred income taxes were as follows:

                                                       1993       1992
Deferred tax assets
    Postretirement and postemployment benefits          $970.4      $971.6
    SFAS No. 71 accounting                               237.1       362.8
    Other, net                                           137.2       134.9
                                                       1,344.7     1,469.3
Deferred tax liabilities
    Accelerated depreciation                           2,940.9     2,967.4
    Other                                                293.2       301.4
                                                       3,234.1     3,268.8
Net deferred tax liability                            $1,889.4    $1,799.5

Deferred income taxes in current assets and liabilities are not shown as they are not significant.

4. Employee Benefit Plans

Pension Plans

The company maintains noncontributory defined pension and death benefit plans covering substantially all employees. The pension benefit formula used in the determination of pension cost is based on the average compensation earned during the five highest consecutive years of the last 10 years of employment under the management plan and a flat dollar amount per year of service under the nonmanagement plan. The company's funding policy is to contribute an amount up to the maximum that can be deducted for federal income tax purposes. However, due to the funded status of the plans, no contributions have been made for the years reported below.

Pension expense was determined using the projected unit credit actuarial method in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (SFAS No. 87). The resulting pension credits are primarily attributable to favorable investment performance and the funded status of the plans.

The components of pension cost (credits) follow:

                                        1993             1992         1991
Benefits earned during the year           $221.4          $218.5        $192.9
Interest cost on projected
  benefit obligation                       585.0           591.6         653.5
Actual return on plan assets            (1,426.1)         (734.3)     (2,232.7)
Net amortization and deferral              512.6          (186.3)      1,319.3
Net pension credits                      $(107.1)        $(110.5)       $(67.0)


The funded status of the plans follows:

                                                 1993             1992
Actuarial present value of accumulated
  plan benefits
         Vested                                  $7,383.7        $7,531.8
         Nonvested                                1,055.2         1,054.7
         Total                                   $8,438.9        $8,586.5

Fair value of plan assets                       $12,397.4        $12,193.4
Actuarial present value of projected
  benefit obligation                             (9,262.3)       (9,466.8)
Unrecognized net asset resulting from

  initial adoption of SFAS No. 87                (1,499.7)       (1,666.7)
Unrecognized net gains                           (1,627.7)       (1,211.1)
Unrecognized prior service cost                     343.9           396.3
Prepaid pension cost                               $351.6          $245.1

The assets of the pension plans consist principally of debt and equity securities, fixed income instruments and real estate. The assumed long-term rate of return on plan assets used in determining pension cost was 7.25 percent for 1993, 1992 and 1991. The assumed discount rate used to determine the projected benefit obligation as of December 31, 1993 and 1992 was 5.8 percent, while the assumed rate of increase in future compensation levels, also used in the determination of the projected benefit obligation, was 4.5 percent in 1993 and 1992.

Postretirement Benefits Other Than Pensions

Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). SFAS No. 106 requires the cost of postretirement benefits granted to employees be accrued as expense over the period in which the employee renders service and becomes eligible to receive benefits. The cost of postretirement health care and life insurance benefits for current and future retirees was recognized as determined under the projected unit credit actuarial method.

In adopting SFAS No. 106, the company elected to immediately recognize, effective January 1, 1992, the transition obligation for current and future retirees. The transition amount was $2.6 billion net of the then estimated fair value of plan assets of $825 million. The charge to income was $1.65 billion net of a deferred tax benefit of $950 million.

As defined by SFAS No. 71, a regulatory asset associated with the recognition of the transition obligation was not recorded because of uncertainties as to the timing and extent of recovery in the rate-making process.

The company sponsors noncontributory defined benefit postretirement plans for substantially all of its retirees and their eligible dependents. Contributions for health care benefits are made to voluntary employee

                   Notes to Consolidated Financial Statements


benefit association trust funds (VEBAs). The company also maintains retirement funding accounts (RFAs) to provide life insurance benefits. The company intends to continue to fund the nonmanagement VEBA and is exploring other available funding and cost-containment alternatives for its entire postretirement obligation. Specifically, during 1993 the company utilized approximately $90 million in excess pension plan assets to help pay the nonmanagement retiree health care obligation. Funding of the management VEBA was suspended effective in 1994 primarily due to a tax rate increase from 31.0 percent to 39.6 percent on its investment income. The nonmanagement VEBA and RFAs earn income without tax. Plan assets consist principally of corporate securities and bonds. The components of postretirement benefit cost for 1993 and 1992 follow:

1993                                         Health        Life        Total
Benefits earned during the year              $ 62.8      $   6.6       $ 69.4
Interest on accumulated postretirement
  benefit obligation (APBO)                   252.3         29.8        282.1
Actual return on plan assets                  (43.3)       (20.2)       (63.5)
Net amortization and deferral                   4.1        (15.8)       (11.7)
Postretirement benefit cost                  $275.9      $   0.4       $276.3

1992                                          Health        Life       Total
Benefits earned during the year              $ 58.3       $  7.3      $ 65.6
Interest on APBO                              223.8         28.4       252.2
Actual return on plan assets                  (23.6)       (35.1)      (58.7)
Net amortization and deferral                  (2.8)         0.2        (2.6)
Postretirement benefit cost                  $255.7       $  0.8      $256.5

The funded status of the plans as of December 31, 1993 and 1992, follows:

                                               APBO attributable to
1993                                    Health         Life         Total
Retirees and dependents                $2,072.0       $297.4      $2,369.4
Fully eligible active
  plan participants                       376.5          1.0         377.5
Other active plan participants          1,304.4        149.1       1,453.5

Total APBO                              3,752.9        447.5       4,200.4
Fair value of plan assets                 715.7        459.7       1,175.4

APBO in excess of (less than)
  plan assets                           3,037.2        (12.2)      3,025.0
Unrecognized net loss                    (462.0)       (43.3)       (505.3)

Accrued (prepaid) postretirement
  benefit obligation                   $2,575.2       $(55.5)     $2,519.7


                                            APBO attributable to
1992                                 Health        Life          Total
Retirees and dependents             $1,753.8      $267.0        $2,020.8
Fully eligible active
  plan participants                    297.8        45.4           343.2
Other active plan participants       1,099.4        99.7         1,199.1

Total APBO                           3,151.0       412.1         3,563.1
Fair value of plan assets              499.2       461.1           960.3

APBO in excess of (less than)
  plan assets                        2,651.8       (49.0)        2,602.8

Unrecognized net loss                    (5.2)            (6.9)          (12.1)

Accrued (prepaid) postretirement
  benefit obligation                 $2,646.6           $(55.9)       $2,590.7

The assumed discount rate used to measure the accumulated postretirement benefit obligation as of December 31, 1993 was 7.0 percent and was 7.5 percent as of December 31, 1992. The assumed rate of future increases in compensation levels was 4.5 percent in 1993 and 1992. The expected long-term rate of return on plan assets was 7.25 percent in 1993 and 1992 on VEBAs and 8.0 percent in 1993 and 1992 on RFAs. The assumed health care cost trend rate in 1993 was 9.6 percent and 10 percent in 1992 and is assumed to decrease gradually to 4.0 percent in 2007 and remain at that level. The assumed health care cost trend rate is 9.2 percent for 1994. The health care cost trend rate has a significant effect on the amounts reported for costs each year as well as on the accumulated postretirement benefit obligation. Specifically, increasing the assumed health care cost trend rate by one percentage point in each year would increase the aggregate of the service and interest cost components for 1993 by $50.1 million, and would have increased the accumulated postretirement benefit obligation as of December 31, 1993, by $502.2 million.

During 1991, the cost of postretirement health care benefits for retirees was $242.1 million.

As of December 31, 1993, the company had approximately 48,000 retirees eligible to receive health care and group life insurance benefits.

Postemployment Benefits

Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits" (SFAS No. 112). SFAS No. 112 requires employers to accrue the future cost of certain benefits such as workers' compensation, disability benefits and health care continuation coverage. A one-time charge related to adoption of this statement was recognized as a change in accounting

                   Notes to Consolidated Financial Statements


principle, effective as of January 1, 1992. The charge was $101.6 million, net of a deferred tax benefit of $58.5 million. Previously, the company used the cash method to account for such costs. Current expense levels are dependent upon actual claim experience, but are not materially different than prior charges to income.

Leveraged Employee Stock Ownership Plans

In 1989, the company created leveraged employee stock ownership plans (LESOPs) within its existing employee savings plans. To fund the LESOPs, the Trustee for the savings plans issued $665.0 million of debt, at 8.1 percent interest, payable in semiannual installments through 2001, which the company guaranteed. The Trustee used the proceeds to purchase at fair market value 22,566,276 shares of the company's common stock from the company's treasury. The trusts repay the notes, including interest, with funds from the company's contributions to the savings plans and from dividends paid on the shares of company common stock held by the Trustee. The interest rate on this debt decreased to 8.03 percent effective January 1, 1993, due to the increased federal income tax rate.

As a result of the company's unconditional guarantee, the notes of the trusts are recorded as long-term debt and as deferred compensation in the company's balance sheets. Deferred compensation represents a reduction of shareowners' equity. As the Trustee makes principal payments, the company reduces the debt and deferred compensation. As of December 31, 1993, the company had $416.5 million in long-term debt and $52.0 million included in long-term debt maturing within one year as a result of the company's guarantee.

The company maintains savings plans that cover substantially all of its employees. Under these plans, the company matches a certain percentage of eligible contributions made by the employees. The LESOP provisions of the savings plans became effective January 1, 1990. Under these provisions, company matching contributions are allocated to employees in company stock from the LESOP trusts. Employees are not allowed to switch the company matching contributions from company stock to alternative investments for the life of the LESOPs except under certain circumstances. Company stock is released for allocation to employees in the proportion that principal and interest paid in a year bears to the total principal and interest due over the life of the notes.

Company matching contributions to the plans are recorded as compensation expense. Any change in the required contribution as a result of leveraging this obligation is recorded as a gain or loss in other income. The amount expensed and contributed to the LESOPs for 1993 and 1992 totaled $50.8 million and $72.1 million, respectively. Interest expense incurred by the savings plans for 1993 and 1992 was $39.2 million and $45.2 million, respectively. Dividends paid on shares of stock held by the Trustee used to partially satisfy debt repayment requirements were $40.1 million and $39.2 million for 1993 and 1992, respectively.

Work Force Reductions

During 1993, about 1,200 management employees left the company involuntarily and another 500 employees left voluntarily. The net cost of these reductions including termination benefits, settlement and curtailment gains from the pension plan, was a credit to expense of $33.3 million. The involuntary termination plan remains in effect until June 30, 1994.

During 1992, about 3,000 management employees left the company through a voluntary early retirement program and involuntary terminations. The net cost of this program, along with other transfers from the pension plan, including termination benefits, settlement and curtailment gains from the pension plan, was a credit to expense of $12.4 million.

During 1991, the company offered most of its management employees an early retirement program under which approximately 2,100 employees left the payroll. The net cost of the program, including termination benefits and a settlement gain from the pension plan, was $12.0 million.

Funding of the above termination benefits was primarily from the management pension plan, except for the 1993 involuntary program.

5. Financial Instruments

The following table presents the estimated fair value of the company's financial instruments as of December 31, 1993 and 1992:

                                       1993                           1992
                              Carrying       Fair            Carrying        Fair
                               Value         Value            Value          Value
Cash and temporary
  cash investments           $  155.9      $  155.9         $   92.4      $   92.4
Debt                          6,676.1       6,821.1          6,773.2       6,779.3
Other assets                    301.1         323.6            383.0         446.8
Other liabilities                89.6          89.2             79.3          78.8


The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Temporary Cash Investments

The carrying value approximates fair value because of the short-term maturity of these instruments.

Debt

The carrying amount (including accrued interest) of the company's debt maturing within one year approximates fair value because of the short- term maturities involved. The fair value of the company's long-term debt was estimated based on the year-end quoted market price for the same or similar issues.

                   Notes to Consolidated Financial Statements


Other Assets and Liabilities

These financial instruments consist primarily of long-term receivables, other investments, financial contracts and customer deposits. The fair values of these items were based on expected cash flows or, if available, quoted market prices.

Financial Contracts

Primarily to hedge exposure to adverse exchange rate risks, the company enters into foreign currency options, forward exchange contracts and swaps. Related gains and losses are reflected in net income. At December 31, 1993, and 1992, the company had contracts giving it the right to deliver foreign currency valued at $11.1 million and $81.1 million, respectively. At December 31, 1993 and 1992, the company had also entered into interest rate swap agreements to change the interest rate on $115.0 million and $80.0 million, respectively, of short-term commercial paper to a fixed rate over one to five years. Related interest income and expense is included in net income. The company is exposed to credit risk in the unlikely event of nonperformance by counterparties.

6. Debt Maturing Within One Year

Debt maturing within one year is included as debt in the computation of debt ratios and consists of the following as of December 31:

                                                                Amounts
                                                1993             1992             1991
Notes payable
    Bank loans                               $179.0           $210.0           $171.8
    Commercial paper                        1,984.4          1,460.7          1,500.9
    Other                                      18.8             18.3             44.3
Long-term debt maturing within
  one year                                   419 .4           428 .8           256 .2
Total                                      $2,601.6         $2,117.8         $1,973.2
Average notes payable outstanding
  during the year                          $1,673.4         $1,557.2         $1,597.1
Maximum notes payable at any
  month-end during the year                $2,182.5         $1,774.3         $1,772.2

                                                    Weighted Average Interest Rates

                                                1993             1992             1991
Notes payable
    Bank loans                                  3.1%             5.3%             6.6%
    Commercial paper                            3.1%             3.9%             5.7%
    Other                                       3.1%             3.6%             4.8%
Average notes payable outstanding
  during the year*                              3.1%             4.0%             6.1%


*Computed by dividing the average daily face amount of notes payable into the aggregate related interest expense.

In May 1991, the company established a $2.0 billion committed revolving credit facility that was renewed in 1992, and again in 1993 to a level of $1.0 billion. The fees for this facility range up to 1/8 of 1 percent per annum. There has not been any usage of this facility. In addition, Ameritech has entered into uncommitted agreements with a number of banks for lines of credit totaling $1.3 billion. The interest rates on these lines are negotiable at the time of borrowing. There was

$179.0 million outstanding under these agreements as of December 31, 1993. There are no significant commitment fees or material compensating balance requirements associated with any of these lines of credit. These lines, as well as the revolving credit facility, are available for support of commercial paper borrowing and to meet short-term cash needs.

7. Long-Term Debt

Long-term debt consists principally of debentures issued by the Ameritech Bell companies.

The following table sets forth interest rates and other information on long-term debt outstanding at December 31, after giving effect to refinancings in January 1994:

Interest Rates                  Maturities            1993             1992
3.25%--6.0%                     1995--2007          $755.0           $700.0
6.125%--8.0%                    2002--2025         2,345.0          2,093.0
8.125%--9.0%                    1995--2026           340.7          1,127.7
9.1%--10.0%                     1995--2016           207.6            210.3
                                                   3,648.3          4,131.0
LESOP (Note 4)                                       416.5            490.5
Capital lease obligations                             79.2             24.7
Other                                                  0.8              0.9
Unamortized discount, net                            (54.4)           (61.0)
Total                                             $4,090.4         $4,586.1

Scheduled maturities of long-term debt include $39.6 million due in 1995, $41.9 million due in 1996, $55.9 million due in 1997 and $104.0 million due in 1998.

Assets of Illinois Bell, comprising approximately $8,223.7 million of total gross property, plant and equipment, are subject to lien under mortgage bonds with outstanding balances of $330.0 million.

The company, through a wholly owned subsidiary, Ameritech Capital Funding Corporation, has filed a registration statement with the Securities and Exchange Commission (SEC) for the issuance of up to $1.0 billion in unsecured debt securities for general corporate purposes. As of December 31, 1993, $357.8 million of these securities had been issued and $155.0 million were outstanding.

The company, through its Ameritech Bell companies, has registered with the SEC the issuance of up to $1.4 billion in unsecured debt securities for corporate purposes. As of December 31, 1993, none of these securities had been issued; however, $200 million were issued subsequent to year-end.

                   Notes to Consolidated Financial Statements


8. Lease Commitments

The company leases certain facilities and equipment used in its operations under both operating and capital leases. Rental expense under operating leases was $196.2, $196.3 and $213.0 million for 1993, 1992 and 1991, respectively. As of December 31, 1993, the aggregate minimum rental commitments under noncancelable leases were approximately as follows:

Years                                                Operating          Capital
1994                                                     $90.1            $34.0
1995                                                      76.7             31.9
1996                                                      60.0             29.2
1997                                                      49.2             23.3
1998                                                      39.5              8.9
Thereafter                                               222.7              8.7
Total minimum rental commitments                        $538.2            136.0
   Less:     executory costs                                                3.9
             interest costs                                                22.5
Present value of minimum lease payments                                  $109.6


9. Shareowners' Equity

Stock Split

On December 15, 1993, the company's board of directors approved a two-for-one stock split, effected by declaring a 100 percent stock dividend, effective December 31, 1993. The split shares were distributed in January 1994. All share and per share data in the consolidated financial statements and notes have been restated for all periods presented to reflect this stock split.

Shareowners' Rights

The certificate of incorporation of Ameritech authorizes the issuance of 1.2 billion shares of common stock, 30 million shares of preferred stock (par value $1 per share) and 30 million shares of preference stock (par value $1 per share).

One preference stock purchase right is attached to each share of the company's common stock. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, $1 par value, at a price of $125. If a person acquires, or announces a tender offer for, 20 percent or more of the company's common stock, rights become exercisable for common stock of the company having a market value of two times the exercise price. If the company is acquired in a merger or similar transaction, the rights may be exercised to purchase common stock of the surviving company, having a market value of two times the exercise price. The rights, which are nonvoting, are redeemable by the company for $.01 per right and expire on December 31, 1998, or upon consummation of certain merger transactions. Until the occurrence of certain events, the rights are attached to and trade with shares of the company's common stock. As of December 31, 1993, 546,642,992 rights were outstanding.

Stock Plans

The company, through its Long Term Incentive Plan and the 1989 Long Term Incentive Plan (the plans), grants incentive compensation to its officers and other employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The incentives granted are based upon terms and conditions, subject to certain limitations, determined by a committee of the Board of Directors, which administers the plans. The Long Term Incentive Plan and the 1989 Long Term Incentive Plan authorize the issuance of up to 20,752,976 and 40,000,000 shares of common stock, respectively, over 10-year periods.

Stock options may be granted under the plans as either incentive stock options or nonqualified stock options. Options have not been granted at less than fair market value as of the date of grant (however, nonqualified options may be granted at not less than 50 percent of fair market value under the 1989 Long Term Incentive Plan) and have a maximum life of 10 years and one day from the date of grant. Stock appreciation rights may be granted independently or in tandem with stock options and permit the optionee to receive stock, cash or a combination thereof equal to the amount by which the fair market value on the exercise date exceeds the option price. Stock options granted on or following December 16, 1987, are exercisable after one year, in equal increments over the following three years.

Information with respect to options granted under the plans is as follows:


                                                              Incentive                            Nonqualified
                                                             Stock Options                         Stock Options
                                                     Shares              Price              Shares            Price
Outstanding,
    December 31, 1991                                86,696          $20.14             13,278,172          $29.67
Granted                                                  --              --                466,272          $33.35
Exercised                                            59,908          $19.93              2,403,866          $25.34
Canceled or expired                                      --              --              1,586,560          $31.67
Outstanding,                                             --
    December 31, 1992                                26,788          $20.59              9,754,018         $30 .59
Granted                                                  --                                359,904          $41.35
Exercised                                            11,520          $20.59              2,487,098          $30.28
Canceled or expired                                      --              --                293,236          $29.00
Outstanding,
    December 31, 1993                                15,268          $20.59              7,333,588          $31.29

As of December 31, 1993, incentive stock options for 15,268 shares and nonqualified stock options for 4,250,690 shares were exercisable at average prices of $20.59 and $29.94, respectively. All stock appreciation rights granted under the plans have been issued in tandem with nonqualified stock options. Stock appreciation rights granted prior to 1987 have been capped at $29.938. The exercise of a nonqualified option or a stock appreciation right cancels the related right or option. No stock appreciation rights have been issued after December 31, 1990.

                   Notes to Consolidated Financial Statements


During 1991, the company issued, to certain key employees, performance based restricted stock under its existing 1989 Long Term Incentive Plan. The employees earn, without cost to them, Ameritech stock over three years, although restrictions generally continue for two additional years. As of December 31, 1993, 593,932 shares had been awarded under this plan. The company also has 175,696 shares of nonperformance based restricted stock issued under this plan. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount is reduced and charged against operations (together with any change in market price) as the employees vest in the stock.

10. Additional Financial Information

                                                                           December 31
                                                                  1993           1992
Consolidated balance sheets
Other current liabilities
Accrued payroll                                               $  170.8        $  167.3
Accrued taxes                                                    507.3           521.0
Advance billings and customer deposits                           378.9           359.2
Dividends payable                                                262.4           248.6
Accrued interest                                                 107.6           109.2
Other                                                            446.1           379.8
Total                                                         $1,873.1        $1,785.1

                                                                             1993            1992              1991
Consolidated statements of income
Interest expense
    Interest on long-term debt                                           $336.0           $358.2           $365.5
    Interest on notes payable                                              54.4             65.1             96.4
    Other                                                                  73.9             79.9            106.0
Total                                                                    $464.3           $503.2           $567.9

Interest paid, net of amounts capitalized was $456.1, $485.9 and $460.4 million in 1993, 1992 and 1991, respectively.

                                                                             1993            1992              1991
Taxes other than income taxes
    Property                                                           $  336.5        $  340.6         $  315.3
    Gross receipts                                                        167.9           169.1            189.5
    Other                                                                  73.7            75.5             76.7
Total                                                                  $  578.1        $  585.2         $  581.5
Maintenance and repair expense                                         $1,728.8        $1,737.4         $1,647.3
Depreciation percentage of
  average depreciable property,
  plant and equipment                                                       7.4%            7.2%             7.3%

Revenues from AT&T, principally for interstate network access and billing and collection service, comprised approximately 10, 12 and 12 percent of consolidated revenues in 1993, 1992 and 1991, respectively. No other customer accounted for more than 10 percent of revenues.

11. Quarterly Financial Information (unaudited)

                                                                                      Net                   Earnings
Calendar                                              Operating                    Income                     (Loss)
Quarter                      Revenues                    Income                    (Loss)                  Per Share
1993
1st                         $2,796.5                    $594.0                   $300.0                      $0.55

2nd                          2,950.8                    648.7                     389.6                      0.72
3rd                          2,946.8                    620.4                     425.0                      0.78
4th                          3,016.3                    695.1                     398.2                      0.73
Total                      $11,710.4                 $2,558.2                 $ 1,512.8                    $ 2.78

1992
1st                         $2,690.8                 $   563.0                $(1,409.4)                   $(2.64)
2nd                          2,805.9                     611.1                    343.0                      0.64
3rd                          2,813.2                     597.6                    330.5                      0.61
4th                          2,843.1                     572.3                    335.5                      0.62
Total                      $11,153.0                  $2,344.0                $  (400.4)                   $(0.75)


Several significant income and expense items were reported in the fourth quarters of 1993 and 1992, the net result of which in both years was not material to the respective quarters or years. In 1993, the company recognized gains from a work force resizing and its LESOP, and charges for the early retirement of debt. In 1992, the company recognized higher costs and charges resulting from its market realignment efforts, the early retirement of debt, the net write-down of certain unregulated assets and increased advertising. These costs were offset by gains resulting primarily from work force resizing and higher than expected pension credits.

First quarter 1992 results reflect charges related to the adoption of SFAS Nos. 106 and 112 for certain postretirement and postemployment benefits, as discussed in Note 4 above. The charges totaled approximately $1.8 billion, after taxes, or $3.27 per share ($3.26 per share when calculated on average common shares outstanding for all of 1992).

All adjustments necessary for a fair statement of results for each period have been included.

                                Six-Year Summary

Selected Financial and Operating Data
Ameritech Corporation and Subsidiaries

(dollars in millions,
 except per share amounts)                      1993           1992           1991          1990            1989          1988
Revenues
   Local service                          $ 5,065.3      $ 5,012.5      $ 4,886.1      $ 4,788.8     $ 4,679.0      $ 4,521.4
   Interstate network
     access                                 2,118.2        2,041.2        1,992.6        2,008.8       1,941.4        1,957.9
Intrastate network
     access                                   622.5          612.6          556.0          559.1         540.7          583.3
   Long distance                            1,400.5        1,251.6        1,294.1        1,336.3       1,259.3        1,239.8
   Directory and other                      2,503.9        2,235.1        2,089.6        1,969.5       1,790.9        1,600.9
Total                                      11,710.4       11,153.0       10,818.4       10,662.5      10,211.3        9,903.3

Operating expenses                          9,152.2        8,809.0        8,836.4        8,473.5       8,056.6        7,771.1
Operating income                            2,558.2        2,344.0        1,982.0        2,189.0       2,154.7        2,132.2
Interest expense                              464.3          503.2          567.9          474.5         401.4          384.0
Other income, net                            (128.6)        (132.9)        (242.3)         (96.0)        (31.6)         (70.4)
Income taxes                                  709.7          627.7          490.9          556.7         546.7          581.2
Income before cumulative
  effect of change in
  accounting principles                     1,512.8        1,346.0        1,165.5        1,253.8       1,238.2        1,237.4
Cumulative effect of
  change in accounting
  principles                                   --         (1,746.4)          --             --            --             --
Net income (loss)                         $ 1,512.8      $  (400.4)     $ 1,165.5      $ 1,253.8       1,238.2      $ 1,237.4

Earnings per share*
   Income before cumulative
     effect of change in
     accounting principles                $    2.78      $    2.51      $    2.19      $    2.37     $    2.30      $    2.27
   Cumulative effect of change
     in accounting principles                    --          (3.26)            --             --            --             --
   Net income (loss)                      $    2.78      $   (0.75)     $    2.19      $    2.37     $    2.30      $    2.27

Dividends declared
  per share*                              $    1.86      $    1.78      $    1.72      $    1.61     $    1.49      $    1.38
Average common shares
  outstanding (000)*                        544,076        536,560        531,040        530,584       539,470        544,422
Total assets                              $23,427.7      $22,817.7      $22,289.7      $21,715.1     $19,833.0      $19,163.0
Property, plant
  and equipment, net                      $17,366.1      $17,334.7      $16,986.1      $16,652.2     $16,295.5      $16,077.5
Capital expenditures                      $ 2,108.4      $ 2,266.6      $ 2,200.3      $ 2,154.2     $ 2,014.6      $ 1,894.9
Long-term debt                            $ 4,090.4      $ 4,586.1      $ 4,964.4      $ 5,074.4     $ 5,069.3      $ 4,487.2
Debt ratio                                     46.0%          48.9%          46.1%          46.7%         42.1%          38.7%
Pretax interest coverage                       6.69           5.71           4.57           5.27          5.64           5.73
Shareowners' equity                       $ 7,844.6      $ 6,992.2      $ 8,097.0      $ 7,732.4     $ 7,685.9      $ 7,843.5
Return to average
  equity**                                     20.1%          (5.9)%         14.5%          16.3%         15.8%          15.8%
Return on average
  total capital**                              13.1%           0.2%          10.6%          11.8%         11.9%          12.0%
Market price per common
  share at December 31*                   $   38.38      $   35.63      $   31.75      $   33.38     $   34.00      $   23.94
Access lines (000)                           17,560         17,001         16,584         16,278        15,899         15,469
Employees                                    67,192         71,300         73,967         75,780        77,326         77,334
Access lines per telephone
  company employee                              295            267            250            234           223            215

*Gives retroactive effect for two-for-one stock split, effective December 31, 1993.

**Return to average equity and return on average total capital are calculated using weighted average monthly amounts.