Form 10-K, Exhibit 13
period 1994-12-31
AMERITECH CORP /DE/
filed 1995-03-23
CIK 732715

Selected Financial and Operating Data                        EXHIBIT 13

At December 31 or for the year ended
Ameritech Corporation and Subsidiaries



(dollars in millions,
except per share amounts)                       1994             1993            1992            1991
- ------------------------------------------------------------------------------------------------------
REVENUES
  Local service . . . . . . . . . . . . .     $  5,337        $  5,065        $  5,012        $  4,886
  Interstate network access . . . . . . .        2,218           2,118           2,041           1,993
  Intrastate network access . . . . . . .          612             623             613             556
  Long-distance . . . . . . . . . . . . .        1,456           1,401           1,252           1,294
  Directory, cellular and other . . . . .        2,946           2,658           2,367           2,254
                                             ---------------------------------------------------------
TOTAL . . . . . . . . . . . . . . . . . .       12,569          11,865          11,285          10,983
                                             ---------------------------------------------------------
OPERATING EXPENSES(1) . . . . . . . . . .       10,540           9,307           8,941           9,001
                                             ---------------------------------------------------------
OPERATING INCOME  . . . . . . . . . . . .        2,029           2,558           2,344           1,982
Interest expense  . . . . . . . . . . . .          435             453             495             545
Other (income) expense, net . . . . . . .         (147)           (117)           (125)           (219)
Income taxes    . . . . . . . . . . . . .          571             709             628             491
                                             ---------------------------------------------------------
Income before special
  accounting items(2) . . . . . . . . . .        1,170           1,513           1,346           1,165
Special accounting items(2) . . . . . . .       (2,234)              -          (1,746)              -
                                             ---------------------------------------------------------
NET INCOME (LOSS) . . . . . . . . . . . .     $ (1,064)       $  1,513        $   (400)       $  1,165
                                             ---------------------------------------------------------
EARNINGS (LOSS) PER SHARE(3)
  Income before special
   accounting items(2)  . . . . . . . . .     $   2.13        $   2.78        $   2.51        $   2.19
  Special accounting items(2) . . . . . .        (4.07)              -           (3.26)              -
                                             ---------------------------------------------------------
  NET INCOME (LOSS) . . . . . . . . . . .     $  (1.94)       $   2.78        $  (0.75)       $   2.19
                                             ---------------------------------------------------------
Dividends declared per share(3) . . . . .     $   1.94        $   1.86        $   1.78        $   1.72
Dividends paid per share(3) . . . . . . .     $   1.92        $   1.84        $   1.76        $   1.70
Average common shares
  outstanding (000)(3)  . . . . . . . . .      549,238         544,076         536,560         531,040
Total assets(4) . . . . . . . . . . . . .     $ 19,947        $ 23,428        $ 22,818        $ 22,290
Property, plant and
  equipment, net(4)   . . . . . . . . . .     $ 13,455        $ 17,366        $ 17,335        $ 16,986
Capital expenditures  . . . . . . . . . .     $  1,955        $  2,108        $  2,267        $  2,200
Long-term debt  . . . . . . . . . . . . .     $  4,448        $  4,090        $  4,586        $  4,964
Return on average equity(5) . . . . . . .        (13.6)%          20.1%           (5.9)%          14.5%
Return on average total
   capital(5)   . . . . . . . . . . . . .         (4.6)%          13.1%            0.2%           10.6%
Market price per common
  share(3)  . . . . . . . . . . . . . . .     $  40.38        $  38.38        $  35.63        $  31.75
Access lines (000)  . . . . . . . . . . .       18,239          17,560          17,001          16,584
Cellular subscribers (000)  . . . . . . .        1,299             860             586             483
Employees . . . . . . . . . . . . . . . .       63,594          67,192          71,300          73,967
- ------------------------------------------------------------------------------------------------------

(1) Substantial increase in operating expenses in 1994 is due to nonmanagement work force restructuring charges of $728 million.

(2) Special accounting items represent extraordinary charge and cumulative effect of change in accounting principles. 1994 amount represents the after-tax extraordinary charge for the discontinuance of FAS 71, while the 1992 amount is a change in accounting principles for FAS106 and 112.

(3)   Gives retroactive effect to all stock splits.

(4) Substantial reduction in total assets and shareowners' equity in 1994 is due principally to the discontinuance of FAS 71.

(5) Return on average equity and return on average total capital are calculated using weighted average monthly amounts.


(dollars in millions,
except per share amounts)           1990       1989        1988         1987        1986       1985        1984
- -----------------------------------------------------------------------------------------------------------------
REVENUES
  Local service . . . . . . . .  $  4,789    $  4,679     $  4,521    $  4,494    $  4,491   $  4,365    $  4,230
  Interstate network access . .     2,009       1,942        1,958       1,798       1,881      1,791       1,553
  Intrastate network access . .       559         541          583         573         606        628         550
  Long-distance . . . . . . . .     1,336       1,259        1,240       1,149       1,093      1,062         993
  Directory, cellular and other     2,080       1,895        1,712       1,609       1,394      1,289       1,128
                                 --------------------------------------------------------------------------------
TOTAL . . . . . . . . . . . . .    10,773      10,316       10,014       9,623       9,465      9,135       8,454
                                 --------------------------------------------------------------------------------
OPERATING EXPENSES(1) . . . . .     8,584       8,161        7,882       7,358       7,047      6,856       6,316
                                 --------------------------------------------------------------------------------
OPERATING INCOME. . . . . . . .     2,189       2,155        2,132       2,265       2,418      2,279       2,138
Interest expense. . . . . . . .       454         384          366         351         361        386         417
Other (income) expense, net . .       (76)        (14)         (52)          8         (10)        (4)        (55)
Income taxes. . . . . . . . . .       557         547          581         718         929        819         785
                                 --------------------------------------------------------------------------------
Income before special
  accounting items(2) . . . . .     1,254       1,238        1,237       1,188       1,138      1,078         991
Special accounting items(2) . .         -           -            -           -           -          -           -
                                 --------------------------------------------------------------------------------
NET INCOME (LOSS) . . . . . . .  $  1,254    $  1,238     $  1,237    $  1,188    $  1,138   $  1,078    $    991
                                 --------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE(3)
  Income before special
   accounting items(2). . . . .  $   2.37    $   2.30     $   2.27    $   2.12    $   1.97   $   1.84    $   1.69
  Special accounting items(2) .         -           -            -           -           -          -           -
                                 --------------------------------------------------------------------------------
  NET INCOME (LOSS) . . . . . .  $   2.37    $   2.30     $   2.27    $   2.12    $   1.97   $   1.84    $   1.69
                                 --------------------------------------------------------------------------------
Dividends declared per share(3)  $   1.61    $   1.49     $   1.38    $   1.28    $   1.20   $   1.10    $   1.00
Dividends paid per share(3) . .  $   1.58    $   1.46     $   1.35    $   1.25    $   1.16   $   1.08    $   1.00
Average common shares
  outstanding (000)(3). . . . .   530,584     539,470      544,422     561,120     578,556    586,600     584,572
Total assets(4) . . . . . . . .  $ 21,715    $ 19,833     $ 19,163    $ 18,780    $ 18,739   $ 18,149    $ 17,635
Property, plant and
  equipment, net(4) . . . . . .  $ 16,652    $ 16,296     $ 16,078    $ 15,962    $ 15,822   $ 15,401    $ 15,053
Capital expenditures. . . . . .  $  2,154    $  2,015     $  1,895    $  1,956    $  2,076   $  1,991    $  1,747
Long-term debt. . . . . . . . .  $  5,074    $  5,069     $  4,487    $  4,388    $  4,497   $  4,518    $  4,799
Return on average equity(5) . .      16.3%       15.8%        15.8%       15.5%       14.9%      14.7%       14.3%
Return on average total
   capital(5) . . . . . . . . .      11.8%       11.9%        12.0%       11.7%       11.4%      11.4%       11.1%
Market price per common
  share(3). . . . . . . . . . .  $  33.38    $  34.00     $  23.88    $  21.13    $  22.00   $  17.75    $  12.75
Access lines (000). . . . . . .    16,278      15,899       15,469      15,094      14,755     14,555      14,337
Cellular subscribers (000). . .       326         242          146          87          57         37          17
Employees . . . . . . . . . . .    75,780      77,326       77,334      78,510      77,538     74,883      77,514
- -----------------------------------------------------------------------------------------------------------------

(1) Substantial increase in operating expenses in 1994 is due to nonmanagement work force restructuring charges of $728 million.

(2) Special accounting items represent extraordinary charge and cumulative effect of change in accounting principles. 1994 amount represents the after-tax extraordinary charge for the discontinuance of FAS 71, while the 1992 amount is a change in accounting principles for FAS106 and 112.

(3) Gives retroactive effect to all stock splits.

(4) Substantial reduction in total assets and shareownersG equity in 1994 is due principally to the discontinuance of FAS 71.

(5) Return on average equity and return on average total capital are calculated using weighted average monthly amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollars in millions, except per share amounts)

OVERVIEW

The following discussion reflects the historical view of the company with a view toward the future.

  In 1994, several key initiatives were successfully implemented which better positioned the company for competition. These included: adoption of accounting for competitive enterprises after receiving price regulation in our five states, the benefits of work force restructuring, and approval in December to construct a video dial tone network. The company determined that, due to its changed regulatory environment and emerging competition, it should discontinue use of accounting rules for regulated companies and adopt accounting rules applicable to competitive enterprises. As a result, an extraordinary after-tax noncash charge of $2.2 billion ($4.07 per share) was recorded, as net fixed assets were deemed to be underdepreciated due primarily to unrealistic depreciation lives assigned by regulators (see page 30). Going forward, the company's financial statements reflect more realistic estimates of depreciable lives and conventional accounting rules.

[LINE GRAPH]
ACCESS LINE GROWTH
(in percent)

     89        90       91        92        93        94
     2.8       2.4      1.9       2.5       3.3       3.9

     1994 was also the first full year of operating under an organizational strategy that assigns each customer to a business unit. Previously, the company structured its business around geographically based subsidiaries (Illinois Bell, Ohio Bell, etc.) through which it continues to raise capital. The company believes it operates in only one industry segment, telecommunications. However, by assigning customers to specific business units, customer service and cost effectiveness are enhanced. Specifically, business unit reengineering enabled a reduction in the company's core landline telephone business work force of about 11,500 employees. Although this required an after-tax restructuring charge of $455.8 million in 1994, it positioned the company for lower future operating costs, as discussed more fully on page 29.

     1994 earnings, when normalized for the aforementioned extraordinary item and restructuring charges, coupled with a write-down of certain assets (discussed on page 29) by $61.3 million after-tax, were $1,687.6 million or $3.07 per share. This compares to normalized 1993 earnings of $1,488.4 million or $2.74 per share. This is an increase in earnings of $199.2 million, or 13.4%, and an increase in earnings per share of $.33 per share or 12.0%. Normalized items in 1993 relate to a gain from the sale of New Zealand Telecom shares and the company's share of a restructuring charge at that company. Reported earnings were a loss of $1,063.6 million, or $1.94 per share in 1994, and net income of $1,512.8 million in 1993 or $2.78 per share. Cash provided by operations increased to $3,429.8 million in 1994 from $3,188.6 million in 1993, an increase of $241.2 million, or 7.6%.

     The strong Midwest economy provided a catalyst for the companys success in 1994. Core business operations continued to show strong results with landline telephone business revenues increasing 4.5% to $9.6 billion. A major portion of that growth reflects marketing success for custom calling features such as caller ID and call waiting. Access line growth was 3.9% in 1994, resulting in part from second line additions as residences installed fax machines, modems and other uses. Cellular customers increased by 51.0% from a year ago. Advertising and promotion costs incurred throughout the business in 1994 were $242.5 million and $204.4 million in 1993 and assisted revenue growth.

     International investments represent 5.4% of the company's assets at December 31, 1994. Such investments are accounted for by using the equity method of accounting, as required by generally accepted accounting principles and, accordingly, do not contribute to recorded revenues of the company. The company's allocable share of the operating results of its international investments is included in other income in the company's consolidated statement of income. The company estimates its pro rata share of revenues in 1994 from these international investments at about US$550 million. The company believes these investments will continue to enhance net income. Management has adopted a general strategy of forming strategic alliances with partners in its foreign investments to mitigate risk and share expertise.

     In May 1994, $472.5 million was invested in the form of a loan to a General Electric Company (GE) subsidiary that provides sophisticated electronic commerce, which is a high-growth market. The loan converts to a 30% equity position if certain regulatory relief is granted to the company. Currently, the investment yields the company a return in the form of interest income. However, upon conversion, the company will record 30% of the income of that GE subsidiary, which will be reduced by amortization of intangibles resulting from assuming an equity position in that company. Accordingly, after conversion Ameritech earnings may initially not be enhanced; however, long-term expectations are for significant growth in electronic commerce.

     Management's long-term goal is double-digit growth in revenues and earnings. In December, Ameritech's Board of Directors approved a 4.2% increase in the quarterly dividend and extended the authorization to repurchase shares of Ameritech stock over the next three years.

     Over the past 11 years, the company has produced a total return on its shareowners' investment of 601%, significantly greater than that of the S&P
500. Long-term, above average shareowner return remains a key financial goal.

     The following discusses Ameritech's financial condition and results of operations over the past three years. The discontinuation of certain regulated accounting practices in 1994, as well as accounting changes for postretirement and postemployment costs in 1992, resulted in a net loss in 1994 and 1992.

RESULTS OF OPERATIONS

REVENUES Total revenues increased by 5.9% to $12.6 billion in 1994. This increase was primarily attributable to higher landline telephone network usage resulting from access line growth, growth in custom calling features and increases in switched access minutes of use and toll messages, as well as volume-related increases in the cellular business due to subscriber growth. Rate reductions implemented as a result of various state regulatory agreements for landline telephone services, primarily in the network access revenue categories, partially offset these increases.

[LINE GRAPH]
REVENUE GROWTH
(in percent)

     89        90       91        92        93        94
     3.0       4.4      1.9       2.7       5.1       5.9

     In 1993, total revenues increased 5.1% to $11.9 billion due to higher network usage and increased cellular communications and information systems sales, partially offset by rate reductions and refunds.

                                                                                              Increase         Percent
                                                            1994             1993             (Decrease)       Change
Local service . . . . . . . . . . . . . . . . . . . . .  $ 5,337.0        $ 5,065.3           $ 271.7          5.4

Local service revenues include basic monthly service fees and usage charges, fees for custom-calling features, public phone revenues and installation and connection charges. Local services rates generally have been regulated by the state public service commissions. Through regulatory proceedings in Illinois, Indiana and Ohio and legislation in Wisconsin, price regulation was achieved in 1994. Price regulation was previously achieved in Michigan. In exchange for certain regulatory freedoms, the company agreed to certain rate reductions and moratoriums on price increases for two to six years. Rate reductions will affect 1995 revenues by about $165 million. All intrastate limits on earnings have been removed.

     Higher network usage increased local service revenues by $252.4 million during 1994. The increase in calling volumes principally resulted from 3.9% growth in the number of access lines, fueled by second line additions as well as greater sales of custom calling features. The increase was also attributable to a change in the method in which independent company settlements were recorded in Illinois, which accounted for $20.9 million of the increase, and the impact of $11.3 million from the new Extended Community Calling plan
(ECC) in Wisconsin, which reclassified portions of long-distance usage to local service usage. These increases were partially offset by net rate reductions of $8.3 million.

     In 1993, local service revenues increased $52.8 million or 1.1%.
Higher network usage, which increased local service revenues by $179.1 million, resulted principally from access line growth of 3.3%. Partially offsetting this increase was a reclassification of $119.9 million to the long-distance revenue category in Michigan.

                                                                                            Increase            Percent
                                                          1994          1993               (Decrease)            Change
                                                          ----          ----               ----------            ------
Network access
     Interstate access . . . . . . . . . . . . . . . .   $ 2,217.7        $ 2,118.2           $  99.5          4.7
     Intrastate access . . . . . . . . . . . . . . . .   $   612.4        $   622.5           $ (10.1)        (1.6)

Network access revenues are fees charged to interexchange carriers, such as AT&T and MCI, that use the company's local telecommunications network to provide long-distance services to their customers. In addition, end users pay flat rate access fees to connect to the local network to obtain long-distance service. These revenues are generated from both interstate and intrastate services.

     Interstate network access revenues increased $99.5 million in 1994 due primarily to higher network usage, which resulted in additional revenues of $149.0 million, as well as reductions in National Exchange Carrier Association
(NECA) support payments of $44.8 million. Revenue sharing accrual differences contributed $8.5 million to the 1994 revenue increases. These increases were partially offset by rate reductions of $100.0 million. Minutes of use related to interstate calls increased by 6.4%.

     Interstate network access revenues increased $77.0 million in 1993 due primarily to increased network usage, which produced revenues of $101.0 million, partially offset by rate

MANAGEMENT'S DISCUSSION AND ANALYSIS

reductions. Minutes of use related to interstate calls increased by 4.5% in 1993.

     Intrastate network access revenues decreased $10.1 million in 1994. This decrease was primarily attributable to net rate reductions of $69.8 million, partially offset by increased revenues of $59.3 million primarily attributable to higher network usage. Minutes of use related to intrastate calls increased by 12.7%.

     In 1993 intrastate network access revenues increased $9.9 million or 1.6% due primarily to increased network usage, which produced revenues of $36.6 million, partially offset by rate reductions. Minutes of use related to intrastate calls increased 11.3%.

                                                                   Increase            Percent
                                 1994          1993               (Decrease)             Change
                                 ----          ----               ----------             ------
Long-distance . . . . . . . .  $ 1,456.0      $ 1,400.5              $ 55.5                4.0

Long-distance revenues are derived from customer calls to locations outside of the local calling area but within the same service area. The increase in long-distance revenues for 1994 was attributable to a change in the method in which independent company settlements were recorded in Illinois, which accounted for $57.1 million of the increase, and volume related increases of $29.7 million. Partially offsetting these increases was the impact from the ECC plan in Wisconsin (previously discussed) which reclassified certain long-distance usage to lower-priced local service usage. The ECC plan effectively lowered 1994 long-distance revenues by $31.0 million.
     In 1993, long-distance revenues increased $148.9 million or 11.9% attributable to volume growth and the reclassification of certain local service revenues in Michigan (previously discussed).

                                                                 Increase            Percent
                                  1994           1993          (Decrease)             Change
                                 ----          ----               ----------             ------
Directory, cellular
     and other . . . . . . .   $ 2,946.4      $ 2,658.2             $ 288.2               10.8

Directory, cellular and other revenues include telephone directory publishing, cellular communications, paging services, lease financing, billing and collection services, and telephone equipment sales and installation.

     1994 revenue growth was primarily attributable to cellular and paging subscriber growth of 51.0% and 24.0%, respectively. Also contributing to the increase was demand growth and price increases in other nonregulated services, such as inside wire maintenance at the landline telephone subsidiaries and revenue growth in the directory business.

     In 1993, directory, cellular and other revenues increased $291.4 million or 12.3%. This increase was primarily attributable to cellular subscriber growth of 46.8% and increased information systems sales.

OPERATING EXPENSES Total operating expenses in 1994 increased $1,233.7 million or 13.3% from 1993. This increase was primarily attributable to restructuring charges of $728.1 million in 1994, as well as increases in advertising expenses, access charges and contract and professional services. Also contributing to the increase were additional expenses related to growth in the cellular business, as well as a charge of $69.3 million ($61.3 million after-tax) for certain real estate and other assets which the company is selling or no longer plans to use in the business.

[LINE GRAPH]
REVENUE PER EMPLOYEE
(in thousands of dollars)

89         90             91                92         93            94
$133       $142           $148            $158       $177          $198

           Total operating expenses in 1993 increased $365.8 million or 4.1% from 1992. The increase was due primarily to increased depreciation and amortization expense reflecting an expanded plant base and higher rates, and increased cost of sales from cellular and information systems due to growth. Partially offsetting these increases were decreased employee-related expenses due to work force reductions that occurred in 1992.

                                                                   Increase     Percent
                                      1994           1993       (Decrease)      Change
                                      ----           ----       ----------      ------
Employee-related
           expenses . . . . . . .  $ 3,612.3      $ 3,560.3        $ 52.0         1.5

The increase in employee-related expenses in 1994 was primarily attributable to the effects of higher wage rates, increased overtime payments, higher incentive accruals and postretirement benefits. Partially offsetting the increases were the effects of work force reductions over the past year and increased pension credits of $99.2 million.

           In 1993, employee-related expenses decreased $24.5 million or 0.7%. The decrease was primarily attributable to the effect of work force reductions in 1993, partially offset by the effects of higher wage rates, increased overtime payments and increased costs related to postretirement benefits.

           There were 63,594 employees at December 31, 1994, compared with 67,192 at December 31, 1993. Work force restructuring at the landline telephone subsidiaries resulted in a net decline of about 6,000 employees. This decrease was partially offset by new employees at the cellular business and the added work force resulting from an alarm monitoring company acquired in December 1994.

                                                               Increase          Percent
                                 1994             1993        (Decrease)         Change
                                 ----             ----        ----------         ------
Depreciation and
     amortization . . . . . . .  $ 2,204.7        $ 2,162.1     $ 42.6            2.0

The increase in depreciation and amortization expense in 1994 resulted from continued expansion of the telephone plant investment base of $27.0 million, growth-related increases in the company's cellular business of $22.0 million, and $14.8 million due to increased interstate rates in Illinois. Effective in the fourth quarter of 1994, the company discontinued the application of FAS 71, which slowed the increase in depreciation expense (see page 30).

           In 1993, depreciation and amortization expense increased $130.8 million or 6.4%. The increase in 1993 was due to continued expansion of the plant investment base, growth at the company's cellular business, and increased depreciation rates, primarily in Ohio, partially offset by the completion of certain fixed asset amortization adjustments in Ohio and Wisconsin.

                                                                 Increase         Percent
                                  1994               1993       (Decrease)         Change
                                  ----               ----       ----------        -------
Other operating
    expenses . . . . . . . . . . $ 3,418.2        $ 3,006.0     $ 412.2           13.7

The increase in other operating expenses in 1994 was primarily attributable to increased contract and professional services, a change in the method in which access expenses are recorded in Illinois with independent telephone companies, increased advertising at cellular and landline telephone subsidiaries and growth-related cost of sales in the cellular and information systems sales. Increased uncollectibles contributed $28.8 million to the increase, which results in part from higher revenues. In addition, this cost category includes the $69.3 million charge for the reduction in certain asset values, primarily real estate, previously discussed. The increase was moderated by a net credit of $55.5 million from a management separation program. The credit results from pension settlement and curtailment gains exceeding severance costs.

       Other operating expenses increased 9.7% or $266.6 million in 1993. This increase was primarily attributable to increased contract services, right-to-use fees for switching system software, access charges paid to independent telephone companies, advertising expenses and an accrual to further streamline the nonmanagement work force. Also contributing to the increase were increases in cost of sales at the cellular and information system sales operations. Partially offsetting the increase were several 1992 items including a $47.0 million charge for market realignment and $8.0 million for the net write-down of certain unregulated assets. 1993 results also included a net credit of $33.3 million resulting from settlement and curtailment gains from the pension plan, net of special termination benefits, under work force separation programs.

                                                                Increase         Percent
                                   1994            1993        (Decrease)        Change
                                   ----            ----        ----------        ------
Restructuring charges . . . . .  $ 728.1          $ --          $ 728.1           n/a

As discussed more fully in Note 6 to the consolidated financial statements, the company announced on March 25, 1994, that it intended to reduce its existing nonmanagement work force by 6,000 employees by the end of 1995. Reduction of the work force results from the company's implementation of technological improvements, consolidations and initiatives to balance its cost structure with emerging competition. The company now expects its nonmanagement work force to be reduced by about 11,500 employees through 1995 instead of the 6,000 originally estimated in March. Charges related to the original 6,000 employees were recorded in the first quarter, and additional charges, net of settlement gains, were recorded in the third and fourth quarters to reflect acceptance of the plan by the additional employees. After recording offsetting noncash settlement gains of $342.0 million associated with lump-sum pension payments through December 31, 1994, total restructuring charges recorded in 1994 were $728.1 million. Additional settlement gains (estimated at $300 million) are anticipated in the future.

       The 1994 program was recorded by quarter as follows:

                                                                            Net
                                 Gross                           Program           Cost
                                Program          Settlement    ---------------------------
Quarter                          Cost              Gains         Pretax          After-tax
- --------                        ------           ---------     ---------         ---------
First . . . . . . . . . . . .    $ 530.0          $  --         $ 530.0           $ 332.8
Second. . . . . . . . . . . .       --               --            --                --
Third . . . . . . . . . . . .      392.0            121.9         270.1             168.2
Fourth. . . . . . . . . . . .      148.1            220.1         (72.0)            (45.2)
                                   -----            -----       -------           -------
Totals. . . . . . . . . . . .  $ 1,070.1          $ 342.0       $ 728.1           $ 455.8

Actual employee reductions by quarter in 1994 were: 1,595 in the second quarter, 2,281 in the third quarter and 5,239 in the fourth quarter. Estimates for 1995 are 290 in the first quarter, 900 in the second quarter and 1,195 in the third quarter. Cash requirements of the company to fund the financial incentives (principally contractual termination payments totaling approximately $246.8 million) are being met as prescribed by applicable collective bargaining agreements. Certain of these collective bargaining agreements require contractual termination payments to be paid in a manner other than lump-sum, thus requiring cash payments beyond an employee's termination date.
      The company believes this program will reduce its annual employee-related costs by approximately $50,000 per departing employee. The projected savings will be partially offset by the hiring of new employees with better matched skills to accommodate growth, ensure high quality customer service and meet staffing requirements for new business opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                               Increase        Percent
                                  1994            1993       (Decrease)         Change
                                  ----            ----       ------------      ------
Taxes other than
      income taxes . . . . . .   $ 576.9         $ 578.1       $ (1.2)          (0.2)

The decrease in taxes other than income taxes was primarily attributable to decreases in property taxes in Michigan as a result of state legislation enacted in December 1993, which reduced the property valuation upon which the company is taxed. Gross receipts and capital stock taxes also decreased by $8.6 million. These decreases were offset by property tax increases in other states.
      In 1993, taxes other than income taxes decreased $7.1 million or 1.2%. This decrease was primarily attributable to lower capital stock taxes and decreased property taxes.

OTHER INCOME AND EXPENSES

                                                               Increase        Percent
                                  1994            1993       (Decrease)         Change
                                  ----            ----       ----------         ------
Interest expense . . . . . . .   $ 434.8         $ 453.0       $ (18.2)         (4.0)

The decrease in interest expense during 1994 was due primarily to the calling of certain long-term debt in 1993. This called debt was refinanced in part at lower long-term interest rates and by instruments with lower short-term interest rates as compared with the original called debt. Also contributing to the decrease was the full year impact of the application of proceeds from the sale of New Zealand Telecom shares in July 1993 and lower interest charges related to corporate-owned life insurance programs. Partially offsetting these decreases were increases related to the funding of the company's investment of $437.5 million in the Hungarian telecommunications company, MATAV, in December 1993 and the company's May 1994 convertible debt investment of $472.5 million in a newly formed subsidiary of GE. Also offsetting these decreases was the effect of higher short-term interest rates throughout 1994.
      During 1993, interest expense decreased $42.6 million or 8.6% due primarily to the calling of certain long-term debt totaling $1.6 billion and the refinancing at lower interest rates of $900.0 million of the called debt, the effect of lower short-term interest rates and reduction of debt due to the application of proceeds from the sale of the New Zealand Telecom shares.

                                                               Increase        Percent
                                  1994            1993       (Decrease)         Change
                                  ----            ----        ----------        ------
Other income, net  . . . . . .   $ 146.9         $ 117.3       $ 29.6           25.2

Other income, net includes earnings related to Ameritech's investments (when the equity method of accounting is followed), interest income and other nonoperating items.

      Other income, net increased in 1994 as a result of certain nonrecurring transactions reflected in 1993 results. 1993 results included $66.3 million in costs (call premiums and unamortized deferred costs) incurred in connection with the early extinguishment of debt. Partially offsetting these costs were two items related to the company's investment in New Zealand Telecom. The company realized an $85.7 million gain ($61.7 million after-tax) on the sale of shares. Also, 1993 equity earnings were reduced by $42.0 million after giving effect to a restructuring at New Zealand Telecom.
      Other income, net decreased $8.0 million or 6.4% in 1993. The decrease was primarily the result of lower equity earnings in New Zealand Telecom of $29.0 million compared with $67.4 million in 1992 as a result of the $42.0 million New Zealand Telecom restructuring charge discussed above. The costs related to the early extinguishment of debt were $66.3 million in 1993 compared with $32.2 million in 1992. 1992 results also included $41.0 million in interest income from an IRS settlement, which was nonrecurring in nature.

                                                               Increase        Percent
                                  1994            1993       (Decrease)         Change
                                  ----            ----        ----------        ------
Income taxes . . . . . . . . .   $ 571.0         $ 709.7       $ (138.7)        (19.5)

The decrease in income taxes in 1994 was due primarily to lower pretax income as a result of work force restructuring charges of $728.1 million ($455.8 million after-tax).
      The increase in income taxes in 1993 was due primarily to higher pretax income and an increase in the federal tax rate. The increase was partially offset by higher investment tax credit amortization in Michigan due to a revision of depreciation lives and the realization of previously unrecognized tax benefits on prior year unregulated asset write-downs.

EXTRAORDINARY ITEM - FAS 71

As described in Note 2 to the consolidated financial statements, the company discontinued applying Statement of Financial Accounting Standards No. 71 (FAS
71), "Accounting for the Effects of Certain Types of Regulation" in the fourth quarter of 1994. The company determined that it no longer met the criteria for following FAS 71 due to changes in the manner in which the company is regulated and the heightened competitive environment. The accounting impact to the company was an extraordinary noncash after-tax charge of $2.2 billion.
      As a result of the discontinuation of applying FAS 71, the company expects 1995 depreciation expense to approximate 1994 levels. The landline telephone subsidiaries will experience a decrease in depreciation due to a lower net plant base. This decrease will be largely offset by higher depreciation in other businesses. Depreciation expense in 1996 and beyond will likely be higher as the effects of shorter lives intensifies in the landline telephone subsidiaries.

      Certain additional financial statement impacts occur as a result of no longer following FAS 71. Specifically, future effective income tax rates are expected to increase as a result of the elimination of excess deferred tax balances previously amortized as a reduction to tax expense over the lives of the related assets. In addition, business transactions will be recorded following their economic substance, and regulatory assets and liabilities pursuant to FAS 71 will no longer be recognized. The company also made certain retroactive reclassifications to its consolidated statements of income to conform to the presentation of unregulated enterprises. Specifically, the provision for uncollectibles, previously shown as a reduction in other revenues, has been reclassified to other operating expenses. Further, interest during construction, previously a component of other income, has been reclassified as a reduction of interest expense. These changes had no impact on net income. Determination of future uncollectibles and capitalized interest expense is not expected to change materially.
      Although company recorded assets and net equity were substantially reduced as a result of the discontinuance of application of FAS 71, no material impact on future cash flows is anticipated. Further, income taxes, a major expense of the company, will be payable by the company following the same schedule and amounts as before. The rating agencies that report on the company reviewed the company's assessment that no material future cash flow impact results from discontinuance of FAS 71 and reaffirmed their credit ratings.

CHANGE IN ACCOUNTING PRINCIPLES

The company changed its accounting for income taxes effective January 1, 1993, as required by FAS 109, "Accounting for Income Taxes." The impact of adoption on the company's financial statements was not significant.
      As more fully discussed in Note 6 to the consolidated financial statements, effective January 1, 1992, the company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS 112, "Employers' Accounting for Postemployment Benefits." As a result of implementing these standards the company recorded an after-tax noncash charge of approximately $1.8 billion in 1992. This charge caused the company to have a reported loss in 1992.

SIGNIFICANT BALANCE SHEET CHANGES

Certain amounts shown on the company's 1994 consolidated balance sheet are substantially different from a year ago due to the following. First, the effects from the discontinuance of FAS 71 (all noncash) resulted in lower equity, net plant, deferred income taxes, and regulated assets and liabilities, all of which are detailed in Note 2 to the consolidated financial statements. Secondly, strong cash flow from operations facilitated a reduction in debt of $346 million, even after investing $472.5 million with GE. Finally, the company's FAS 106 obligation increased by about $360 million as a result of the nonmanagement work force reduction.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that the company has adequate internal and external resources available to finance its business development, network expansion, dividends, acquisitions and investments.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flow from operations was $3,429.8 million in 1994, an increase of $241.2 million from 1993, primarily reflecting strong revenue gains partially offset by an increase in receivables and other current assets.

[LINE GRAPH]
CASH FLOW FROM OPERATIONS
(in millions of dollars)

      89         90        91          92       93        94
      ------     ------    ------      ------   ------    ------
      $3,084     $2,886    $2,804      $3,288   $3,189    $3,430

CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures continue to represent the single largest use of company funds. Management believes that investment in the telecommunications core business will facilitate introduction of new products and services, enhance responsiveness to ever increasing competitive challenges and increase the operating efficiency and productivity of the network.
      Capital spending is being deployed based on customer needs and the company's vision for the future. Investments in technologies that will enable the company to provide customers with new products and services represent a high priority. Capital spending in the core landline telephone business declined by $265 million in 1993 and further declined by $100 million in 1994 as capital was deployed more cost effectively and with greater focus on the requirements of customers. Further, capital spending decreased $45 million compared with 1993 levels in the cellular business as its infrastructure matures.
      On December 23, 1994, the company received Federal Communications Commission (FCC) approval of its plans to build a video dial tone network. Substantial capital will be required in 1995 (about $300 million) and future years to

MANAGEMENT'S DISCUSSION AND ANALYSIS

deploy this network for the company's entrance into interactive television services. The company expects to invest approximately $4.4 billion over the next 15 years (for network components such as fiber optics, servers, switches and customer premises equipment) to deliver these new services. The company believes it can fund a significant portion of this amount by continuing to reduce capital expenditures in its core landline telephone business while maintaining its current high quality of service to customers. The video dial tone network, which is separate from Ameritech's core local communications network, is initially expected to reach approximately 1.2 million customers in Illinois, Indiana, Michigan, Ohio and Wisconsin by the end of 1996, and by the year 2001, it is expected to reach six million customers. The company expects to begin offering services to consumers by the end of 1995, providing them with a competitive alternative to cable television. The company is also exploring a variety of interactive services with many different suppliers and has made investments in businesses offering home shopping services and on-line travel services. Ameritech also has announced its intention to create a joint venture with The Walt Disney Company, SBC Communications and BellSouth Corporation to develop interactive programming.
      Rapid modernization of the landline telephone network continued throughout 1994 as demonstrated by the following year-end information.

                                                1994        1993
                                                ----        ----
Lines served by digital switching . . . . . . .   74%        66%
Lines served by ISDN switching. . . . . . . . .   68%        50%
Lines served by advanced signaling (SS7). . . .   89%        75%
Customers within 12,000 feet of fiber . . . . .   85%        75%
Fiber-optic cable miles (000s). . . . . . . . .  919        802

Cash flows from investing activities in 1994 also included a $472.5 million investment in a newly formed subsidiary of GE and a return of capital from New Zealand Telecom of $67.1 million.
     Cash flows from investing activities in 1993 included $280.6 million resulting from sales of a portion of the company's investment in New Zealand Telecom. In addition, in 1993, the company invested $437.5 million for a 15% share in MATAV.

CASH FLOWS FROM FINANCING AND OTHER ACTIVITIES

To take advantage of lower interest rates, the company completed debt refinancings initiated in 1993 with the calling of certain outstanding debt issues. Illinois Bell issued $200 million of long-term debt in early 1994 to complete this refinancing. The company funded its GE investment principally by issuing $450 million of new debt by Ameritech Capital Funding Corporation.

     The company's debt ratio increased to 51.2% as of December 31, 1994, compared with 46.0% as of December 31, 1993, primarily as a result of the $2.2 billion after-tax extraordinary charge which reduced equity.

DIVIDENDS The company paid dividends of $1,053.1 million in 1994. This was a $53.7 million or 5.4% increase over 1993. The company believes that its dividend policy is consistent with the need to provide shareowners an appropriate return while providing the company with the necessary flexibility to invest in a competitive environment.

FINANCING OPTIONS As of December 31, 1994, the company maintained available lines of credit totaling $1.2 billion, a committed credit facility of $1.0 billion and shelf registrations for issuance of up to $1.2 billion in unsecured debt securities.

HEDGING Ameritech will on occasion use hedging transactions to manage the foreign currency risk resulting from the cash flows of the company's international investments. There were no material hedging transactions in 1994. In both 1993 and 1992, the company purchased currency forward contracts on the New Zealand currency in order to eliminate currency risk on anticipated proceeds from the required sell-down of shares of New Zealand Telecom.

FUNDING FOR POSTRETIREMENT BENEFITS Among the initiatives taken by the company to contain its liability for postretirement benefit costs are a managed health care network and the creation of certain trust accounts to fund health care and group life insurance benefits for retirees. The trusts currently have more than $1.2 billion in assets to fund these benefits. The company intends to continue to fund the nonmanagement trust and is exploring other available funding and cost containment alternatives. Specifically, in 1993, the company utilized approximately $90 million in excess pension plan assets to help pay the nonmanagement retiree health care obligation. The company did not make any transfers in 1994 and has not determined whether it will make any future transfers.

STOCK REPURCHASE PROGRAM The company's Board of Directors has periodically authorized management to repurchase shares of Ameritech common stock in the open market or through private transactions. As of December 31, 1994, management has the authority to repurchase up to 20 million shares through 1997. No significant purchases were made during the three years ended December 31, 1994.

OTHER MATTERS

REGULATORY ENVIRONMENT During 1994 the company became the first regional company to completely replace rate of return regulation with price regulation throughout its region. The various state price regulation plans eliminate the company's obligation to share earnings with customers and allow the company greater flexibility to vary prices to meet the needs of a competitive marketplace. The plans also provide the company additional freedom in establishing intrastate depreciation rates by either eliminating or suspending commission oversight over depreciation, or by allowing the company to establish depreciation rates within a range of rates. Certain of the plans relax commission requirements for price changes and new service introductions. In return for these freedoms, the company agreed to reduce the rates for some services and "cap" the rates of certain basic services for a specified period of time. The company also committed to invest to improve the telecommunications infrastructure in each state.
     The marked trend toward increased local exchange competition across the region accelerated during 1994 with competitive access providers seeking and procuring full service certification -- MFS Communications Company, Inc. and Teleport Communications Group, Inc. in Chicago and US Signal in Grand Rapids. At the close of the year, additional certification requests were pending in Chicago (MCI), Detroit (MCI, MFS and Teleport), Indianapolis (MCI), Cleveland and Columbus (MCI and MFS) and Dayton (MCI), as well as several counties in Ohio (Time Warner). In addition, both MCI and a Teleport/TCI/Motorola consortium have announced a trial of cable and local exchange service in Illinois.
     Ameritech's regulatory and public policy activities remain focused on achieving a framework that allows for expanding competition while providing a fair opportunity for all carriers, including the company, to succeed. The cornerstone of this effort remains the Ameritech Customers First Plan which was filed with the FCC and the U.S. Department of Justice (DOJ) in 1993, and in the State of Illinois early in 1994.
     The Plan proposes a facilitation of local exchange competition in exchange for three regulatory freedoms. First, the company has requested relief from the Modification of Final Judgment long-distance ban. A proposal to allow the company to offer all long-distance services on a trial basis is currently being reviewed by the DOJ. Second, the company has requested a number of modifications to the current FCC price cap rules. These modifications would apply only to the company and would eliminate any obligation on its part to refund, in the form of future rate reductions, interstate earnings in excess of 12.25%. The modifications would also provide the company increased ability to price its interstate access services in a manner appropriate to competitive conditions. Third, the company has requested FCC authority to collect, in a competitively neutral manner, the social subsidies currently embedded in the rates that the company charges long-distance carriers for access to the local network.
     The company is seeking the recommendations and approvals to offer long-distance services in 1995 from the DOJ and the Illinois Commerce Commission (ICC), and an order from the U.S. District Court thereafter.

[LINE GRAPH]
YEAR-END STOCK PRICE
(in dollars, adjusted for stock splits)



84        85         86      87        88       89
- -----     -----      -----   -----     -----    -----
12.75     17.75      22.00   21.13     23.88    34.00


90        91         92       93        94
- -----     -----      -----    -----     -----
33.38     31.75      35.63    38.38     40.38


     The company has continued to implement price reforms and service initiatives that will enhance the company's ability to compete effectively both now and in the future. In both the federal and state jurisdictions the company has expanded its ability to "deaverage" the prices of its services and increased the number of services which offer volume and term discount plans. Deaveraging means that prices charged in specific areas (for example, downtown Chicago) can be more reflective of local competitive conditions. These pricing reforms are essential for the company to compete effectively as the FCC implemented requirements in 1994 resulting in more liberal interconnection by competitors to the company's network.

BUSINESS UNITS Although the company continues to operate solely in the telecommunications industry segment, it restructured its business in 1993 into separate units supported by a single network unit. The units cross current legal entities. The business units became fully operational in 1994, serving customers in the units specified below. Revenues by business unit are as follows:

                                             1994          1993
                                             ----          ----
Consumer . . . . . . . . . . . . . . . . .     33%            33%
Custom, enhanced and small business. . . .     28             29
Long distance* . . . . . . . . . . . . . .     16             17
Advertising. . . . . . . . . . . . . . . .      8              8
Cellular, including paging . . . . . . . .      7              5
All other. . . . . . . . . . . . . . . . .      8              8
                                             ----           ----
     Total . . . . . . . . . . . . . . . .    100%           100%

* Long distance as a business unit closely relates to the revenue categories of interstate and intrastate network access, excluding end user charges.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Ameritech Corporation

We have audited the accompanying consolidated balance sheets of Ameritech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameritech Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, the company discontinued applying the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1994. As discussed in Note 6, the company changed its method of accounting for certain postretirement and postemployment benefits in 1992.

ARTHUR ANDERSEN LLP
Chicago, Illinois

February 3, 1995

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
Ameritech Corporation and Subsidiaries

                                                                  Year ended December 31
                                                    ----------------------------------------------------
(dollars in millions, except per share amounts)           1994              1993                  1992
                                                      -----------       -----------           -----------
REVENUES  . . . . . . . . . . . . . . . . . . . .     $ 12,569.5         $ 11,864.7            $ 11,284.7
OPERATING EXPENSES
   Employee-related expenses  . . . . . . . . . .        3,612.3            3,560.3               3,584.8
   Depreciation and amortization  . . . . . . . .        2,204.7            2,162.1               2,031.3
   Other operating expenses . . . . . . . . . . .        3,418.2            3,006.0               2,739.4
   Restructuring charges  . . . . . . . . . . . .          728.1                 --                    --
   Taxes other than income taxes  . . . . . . . .          576.9              578.1                 585.2
                                                        --------          ---------             ---------
                                                        10,540.2            9,306.5               8,940.7
                                                        --------          ---------             ---------
OPERATING INCOME  . . . . . . . . . . . . . . . .        2,029.3            2,558.2               2,344.0
Interest expense  . . . . . . . . . . . . . . . .          434.8              453.0                 495.6
Other income, net . . . . . . . . . . . . . . . .         (146.9)            (117.3)               (125.3)
                                                        --------          ---------             ---------
Income before income taxes, extraordinary item
   and cumulative effect of change in
   accounting principles  . . . . . . . . . . . .        1,741.4            2,222.5               1,973.7
Income taxes  . . . . . . . . . . . . . . . . . .          571.0              709.7                 627.7
                                                        --------          ---------             ---------
Income before extraordinary item and cumulative
   effect of change in accounting principles  . .        1,170.4            1,512.8               1,346.0
Extraordinary item  . . . . . . . . . . . . . . .       (2,234.0)              --                    --
Cumulative effect of change
   in accounting principles . . . . . . . . . . .           --                 --                (1,746.4)
                                                        --------          ---------             ---------
NET INCOME (LOSS) . . . . . . . . . . . . . . . .   $   (1,063.6)        $  1,512.8            $   (400.4)
                                                        --------          ---------             ---------
EARNINGS (LOSS) PER COMMON SHARE
   Income before extraordinary item and
     cumulative effect of change in accounting
     principles   . . . . . . . . . . . . . . . .   $       2.13         $     2.78            $     2.51
   Extraordinary item . . . . . . . . . . . . . .          (4.07)                --                    --
   Cumulative effect of change in accounting
     principles . . . . . . . . . . . . . . . . .             --                 --                 (3.26)
                                                        --------          ---------             ---------
   NET INCOME (LOSS)  . . . . . . . . . . . . . .   $      (1.94)        $     2.78            $    (0.75)
                                                        --------          ---------             ---------
Average common shares outstanding (millions)  . .          549.2              544.1                 536.6
                                                        --------          ---------             ---------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
Ameritech Corporation and Subsidiaries

                                                                   As of December 31
                                                             --------------------------------
(dollars in millions)                                              1994               1993
                                                             -----------          -------------
ASSETS
Current assets
   Cash and temporary cash investments . . . . . . . . .    $       73.7            $     155.9
   Receivables, less allowance for uncollectibles of
     $147.3 and $134.7, respectively . . . . . . . . . .         2,300.0                2,068.9
   Material and supplies . . . . . . . . . . . . . . . .           203.7                  133.7
   Prepaid and other . . . . . . . . . . . . . . . . . .           313.2                  268.2
                                                             -----------             ----------
                                                                 2,890.6                2,626.7
                                                             -----------             ----------
Property, plant and equipment
   In service. . . . . . . . . . . . . . . . . . . . . .        29,200.4               28,677.3
   Under construction. . . . . . . . . . . . . . . . . .           345.3                  440.1
                                                             -----------             ----------
                                                                29,545.7               29,117.4
   Less, accumulated depreciation. . . . . . . . . . . .        16,091.2               11,751.3
                                                             -----------             ----------
                                                                13,454.5               17,366.1
                                                             -----------             ----------
Investments, primarily international . . . . . . . . . .         1,197.0                1,170.2
                                                             -----------             ----------
Other assets and deferred charges. . . . . . . . . . . .         2,404.7                2,264.7
                                                             -----------             ----------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . .      $ 19,946.8             $ 23,427.7
                                                             -----------             ----------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities
   Debt maturing within one year . . . . . . . . . . . .     $   1,898.3             $  2,601.6
   Accounts payable. . . . . . . . . . . . . . . . . . .         1,546.3                1,210.6
   Other . . . . . . . . . . . . . . . . . . . . . . . .         1,711.5                1,873.1
                                                             -----------             ----------
                                                                 5,156.1                5,685.3
                                                             -----------             ----------
Long-term debt . . . . . . . . . . . . . . . . . . . . .         4,447.9                4,090.4
                                                             -----------             ----------
Deferred credits and other long-term liabilities
   Accumulated deferred income taxes . . . . . . . . . .           611.0                1,889.4
   Unamortized investment tax credits. . . . . . . . . .           255.8                  354.3
   Postretirement benefits other than pensions . . . . .         2,915.0                2,519.7
   Other . . . . . . . . . . . . . . . . . . . . . . . .           505.9                1,044.0
                                                             -----------             ----------
                                                                 4,287.7                5,807.4
                                                             -----------             ----------
Shareowners' equity
   Common stock, par value $1; 1.2 billion shares
     authorized, 587,612,000 issued. . . . . . . . . . .           587.6                  587.6
   Proceeds in excess of par value . . . . . . . . . . .         5,520.9                5,454.8
   Reinvested earnings . . . . . . . . . . . . . . . . .         1,325.3                3,455.3
   Treasury stock, at cost (36,150,000 shares in 1994
     and 40,969,000 in 1993) . . . . . . . . . . . . . .          (977.0)              (1,105.0)
   Deferred compensation . . . . . . . . . . . . . . . .          (396.0)                (468.5)
   Currency translation adjustments. . . . . . . . . . .           (15.9)                 (76.3)
   Other, net. . . . . . . . . . . . . . . . . . . . . .            10.2                   (3.3)
                                                             -----------             ----------
                                                                 6,055.1                7,844.6
                                                             -----------             ----------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY  . . . . . . .      $ 19,946.8             $ 23,427.7
                                                             -----------             ----------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
AMERITECH CORPORATION AND SUBSIDIARIES

                                                                Shareowners' Equity
                          ---------------------------------------------------------------------------------------
                                                                                                                  Common  Treasury
                                              Proceeds in                                   Currency               Shares  Common
                                    Common    Excess of    Reinvested Treasury  Deferred    Translation   Other,   Issued  Shares
(dollars in millions)    Total      Stock     Par Value    Earnings    Stock   Compensation Adjustments    net     (000)   (000)
- ---------------------    -----      ------    ---------    ---------- -------- ------------ ----------- ---------- ------- -------
Balances,
  December 31, 1991. . . $ 8,097.0   $ 587.6   $ 5,347.0  $ 4,312.7  $ (1,462.0)  $ (569.2)  $ (98.2)    $  (20.9)  587,612  54,346
Net loss . . . . . . . .    (400.4)                          (400.4)
Dividends declared
   ($1.78 per share) . .    (956.6)                          (956.6)
Treasury Stock
   Purchases . . . . . .      (0.5)                                        (0.5)                                                 16
   Issuances
    Employee benefit plans    87.5                   3.6                   83.9                                              (3,162)
    Dividend reinvestment
     and stock purchase
     plan. . . . . . . .     118.0                  20.8                   97.2                                              (3,610)
    Other. . . . . . . .       8.7                   0.1                    8.6                                                (322)
Reduction of LESOP debt.      61.5
Other. . . . . . . . . .      16.6                   6.5                              61.5                   10.1
Translation adjustments.     (39.6)                                                            (39.6)
                         ---------   -------    ---------  ---------   --------    --------   -------        -----  -------  ------

Balances,
  December 31, 1992. . .   6,992.2     587.6     5,378.0    2,955.7    (1,272.8)    (507.7)   (137.8)       (10.8)  587,612  47,268
Net income . . . . . . .   1,512.8                          1,512.8
Dividends declared
   ($1.86 per share) . .  (1,013.2)                        (1,013.2)
Treasury Stock
   Purchases . . . . . .      (1.9)                                        (1.9)                                                 53
   Issuances
    Employee benefit plans   109.5                  23.9                   85.6                                              (3,230)
    Dividend reinvestment
     and stock purchase
     plan. . . . . . . .     122.2                  38.2                   84.0                                              (3,118)
    Other. . . . . . . .       0.1                                          0.1                                                  (4)
Reduction of LESOP debt.      39.2                                                    39.2
Other. . . . . . . . . .      22.2                  14.7                                                      7.5
Translation adjustments.      61.5                                                              61.5
                         ---------   -------    ---------  ---------   --------    --------   -------        -----  -------  ------

Balances,
  December 31, 1993. . .   7,844.6     587.6     5,454.8    3,455.3    (1,105.0)    (468.5)    (76.3)        (3.3)  587,612  40,969
Net loss . . . . . . . .  (1,063.6)                        (1,063.6)
Dividends declared
   ($1.94 per share) . .  (1,066.4)                        (1,066.4)
Treasury Stock
   Purchases . . . . . .      (3.6)                                        (3.6)                                                 88
   Issuances
    Employee benefit plans    36.0                   5.0                   31.0                                              (1,179)
    Dividend reinvestment
     and stock purchase
     plan. . . . . . . .     149.9                  49.6                  100.3                                              (3,715)
    Other. . . . . . . .      (0.7)                 (1.0)                   0.3                                                 (13)
Reduction of LESOP debt.      72.5                                                    72.5
Other. . . . . . . . . .      26.0                  12.5                                                     13.5
Translation adjustments.      60.4                                                              60.4
                         ---------   -------    ---------  ---------   --------    --------   -------        -----  -------  ------

Balances,
  December 31, 1994. . . $ 6,055.1  $ 587.6    $ 5,520.9  $ 1,325.3    $ (977.0)  $ (396.0)  $ (15.9)       $ 10.2  587,612  36,150
                         ---------   -------    ---------  ---------   --------    --------   -------        -----  -------  ------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERITECH CORPORATION AND SUBSIDIARIES

                                                                  Year ended December 31
                                                       ----------------------------------------------
(dollars in millions)                                     1994            1993              1992
                                                       ----------      -----------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) . . . . . . . . . . . . . . . .    $ (1,063.6)       $ 1,512.8           $ (400.4)
   Adjustments to net income (loss)
   Extraordinary item  . . . . . . . . . . . . . . .       2,234.0               --                 --
   Cumulative effect of change in. . . . . . . . . .
      accounting principles                                     --               --            1,746.4
   Restructuring charges, net of tax . . . . . . . .         455.8               --                 --
   Depreciation and amortization . . . . . . . . . .       2,204.7          2,162.1            2,031.3
   Deferred income taxes, net. . . . . . . . . . . .          69.6             (9.6)               2.6
   Investment tax credits, net . . . . . . . . . . .         (52.2)           (74.4)             (64.3)
   Interest during construction. . . . . . . . . . .         (13.3)           (11.3)              (7.6)
   Provision for uncollectibles. . . . . . . . . . .         183.1            154.3              131.7
   Change in accounts receivable . . . . . . . . . .        (407.4)          (227.8)             (32.3)
   Change in material and supplies . . . . . . . . .         (76.3)            17.3               (3.6)
   Change in other current assets. . . . . . . . . .         (30.2)           (25.0)              (4.7)
   Change in accounts payable. . . . . . . . . . . .         331.8           (114.5)             131.3
   Change in certain other current liabilities . . .        (159.4)           139.3             (115.3)
   Change in certain noncurrent assets
     and liabilities . . . . . . . . . . . . . . . .        (276.8)          (333.1)            (112.7)
   Gain from sale of shares in Telecom
   Corporation of New Zealand Limited. . . . . . . .            --            (85.7)                --
   Other . . . . . . . . . . . . . . . . . . . . . .          30.0             84.2              (14.1)
                                                          --------         --------            -------
NET CASH FROM OPERATING ACTIVITIES                         3,429.8          3,188.6            3,288.3
                                                          --------         --------            -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures, net . . . . . . . . . . . .      (1,876.6)        (2,092.4)          (2,236.5)
   Additional investments including acquisitions
     of new companies. . . . . . . . . . . . . . . .        (589.6)          (471.2)             (31.8)
   Proceeds from sale of shares in
     Telecom Corporation of New Zealand Limited. . .            --            280.6                 --
   Other investing activities, net . . . . . . . . .          74.0              3.2              (10.2)
                                                          --------         --------            -------
   Net cash from investing activities. . . . . . . .      (2,392.2)        (2,279.8)          (2,278.5)
                                                          --------         --------            -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in short-term debt . . . . . . . . . .        (416.2)           493.4              (55.7)
   Issuance of long-term debt. . . . . . . . . . . .         645.3            925.1              649.1
   Retirement of long-term debt. . . . . . . . . . .        (568.7)        (1,458.4)            (807.1)
   Dividend payments . . . . . . . . . . . . . . . .      (1,053.1)          (999.4)            (942.7)
   Repurchase of common stock. . . . . . . . . . . .          (3.6)            (0.4)              (0.5)
   Proceeds from reissuance of treasury stock. . . .         187.7            226.4              209.7
   Issuance of preferred stock in subsidiary . . . .          85.0               --                 --
   Other financing activities, net . . . . . . . . .           3.8            (32.0)               4.5
                                                          --------         --------            -------
   NET CASH FROM FINANCING ACTIVITIES. . . . . . . .      (1,119.8)          (845.3)            (942.7)
                                                          --------         --------            -------
Net increase (decrease) in cash and temporary
   cash investments. . . . . . . . . . . . . . . . .         (82.2)            63.5               67.1
Cash and temporary cash investments,
   beginning of year . . . . . . . . . . . . . . . .         155.9             92.4               25.3
                                                          --------         --------            -------
Cash and temporary cash investments, end of year . .    $     73.7        $   155.9           $   92.4
                                                          --------         --------            -------

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION The consolidated financial statements include the accounts of Ameritech Corporation (Ameritech or the company) and all of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

BASIS OF ACCOUNTING The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In the fourth quarter of 1994, Ameritech discontinued accounting for its landline telephone subsidiaries under Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation" (see Note 2). The Ameritech landline telephone subsidiaries are Illinois Bell Telephone Company; Indiana Bell Telephone Company, Incorporated; Michigan Bell Telephone Company; The Ohio Bell Telephone Company; and Wisconsin Bell, Inc.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated principally at original cost. The provision for depreciation is based principally on straight-line remaining life and straight-line equal life group methods of depreciation applied to individual categories of plant with similar characteristics. As a result of the discontinuation of applying FAS 71 in 1994, the company recognized shorter, more economically realistic lives and increased its accumulated depreciation balance by $3.7 billion (see Note 2).
   Generally, when depreciable plant is retired, the amount at which such plant has been carried in property, plant and equipment is charged to accumulated depreciation. The cost of maintenance and repair of plant is charged to expense.

MATERIAL AND SUPPLIES Inventories of new and reusable material and supplies are stated at the lower of cost or market with cost generally determined on an average-cost basis.

INCOME TAXES Ameritech and its subsidiaries file a consolidated federal income tax return. Effective January 1, 1993, the company adopted FAS 109, "Accounting for Income Taxes." The new accounting method is essentially a refinement of the liability method previously followed by the company and, accordingly, did not have a significant impact on the company's financial statements upon adoption.
   Deferred tax assets and liabilities are based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities. Under the liability method, deferred tax assets and liabilities at the end of each period are determined using the statutory tax rates in effect when these temporary differences are expected to reverse. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The company also provides deferred income taxes on undistributed equity earnings from foreign investments.
   The Ameritech landline telephone subsidiaries use the deferral method of accounting for investment tax credits. Therefore, credits earned prior to the repeal of the investment tax credit by the Tax Reform Act of 1986, and also certain transitional credits earned after the repeal, are being amortized as reductions in tax expense over the life of the plant that gave rise to the credits.

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

RECLASSIFICATIONS The company has made certain reclassifications to its financial statements. The more significant ones are as follows. The company's provision for uncollectibles, previously shown as a reduction in other revenues, has been reclassified to other operating expenses. Further, interest capitalized during construction, previously a component of other income, has been reclassified to reduce interest expense. These changes have been applied retroactively and were made to correspond to financial reporting for unregulated enterprises.

2. DISCONTINUATION OF REGULATORY ACCOUNTING - FAS 71

On a regular basis management has evaluated the continued applicability of FAS
71. In the fourth quarter of 1994, having achieved price regulation in all five states in which it operates and recognizing increased competition, the company concluded that GAAP prescribed by FAS 71 was no longer appropriate. This change in regulation from traditional rate-base, rate of return regulation means that all intrastate revenues, or about $8 billion, are now regulated on prices rather than profits.
   As a result of the discontinuation of applying FAS 71, the company recorded a fourth-quarter extraordinary noncash after-tax charge of $2.2 billion. The following table is a summary of the extraordinary charge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                        Millions of Dollars
                                                  ------------------------------------
                                                        Pretax            After-Tax
                                                        --------         ----------
Increase to the accumulated
   depreciation balance . . . . . . . . . . . . . . . .  $ 3,658.5        $ 2,288.5
Elimination of other net
   regulatory assets. . . . . . . . . . . . . . . . . .      126.2             77.9
Tax-related net regulatory liabilities. . . . . . . . .         --            (86.1)
Accelerated amortization of tax credits . . . . . . . .         --            (46.3)
                                                          --------       ----------
                                                         $ 3,784.7        $ 2,234.0
                                                          --------       ----------

The adjustment of $3.7 billion to net telecommunications plant was necessary since estimated useful lives and depreciation methods historically prescribed by regulators did not keep up with the rapid pace of technological changes in the company and differed significantly from those used by unregulated enterprises. Plant balances were adjusted by increasing the accumulated depreciation balance. The increase to the accumulated depreciation balance was determined by a discounted cash flow analysis which considered technological changes, capital requirements, and estimated impacts of future competition. To corroborate this study, a depreciation reserve study was also performed that identified inadequate accumulated depreciation levels by individual asset categories. The company believes these levels developed over the years as a result of the systematic underdepreciation of assets resulting from the regulatory process.
   When adjusting its net telecommunications plant, the company gave effect to shorter, more economically realistic lives. The following is a summary of average lives before and after the discontinuation of FAS 71.

Asset Category                                            Before            After
- ---------------                                        -----------       --------
Central office equipment
   Digital switching . . . . . . . . . . . . . . . . .        17                7
   Analog switching. . . . . . . . . . . . . . . . . .   up to 4         obsolete
   Circuit accounts. . . . . . . . . . . . . . . . . .      8-12                7
Copper and fiber cable
   and wire facilities . . . . . . . . . . . . . . . .     20-32               15
All other. . . . . . . . . . . . . . . . . . . . . . .   various          various

   The discontinuance of FAS 71 also required the company to eliminate from its consolidated balance sheet, prepared for financial reporting purposes, the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to FAS 71, but would not have been recognized as assets and liabilities by enterprises in general.
   The elimination of other net regulatory assets primarily related to certain deferred vacation pay, debt financing costs, and certain deferred assets being reduced under regulatory principles, as well as certain other costs deferred and recognized as expense in accounting periods other than those required under GAAP, absent FAS 71.
   The tax-related adjustments were required to adjust excess deferred tax levels to the currently enacted statutory rates and to eliminate tax-related regulatory assets and liabilities. Prior to the discontinuance of FAS 71, the company had recorded deferred income taxes on the cumulative amount of tax benefits previously flowed through to ratepayers and recorded a regulatory asset for the same amount ($429.2 million at December 31, 1993). Also the company had recorded a regulatory liability for the difference between deferred taxes recorded at higher historical tax rates compared with those currently enacted and deferred taxes provided on unamortized investment tax credits ($710.3 million at December 31, 1993). These regulatory assets and liabilities were grossed up for the tax effect anticipated when collected in future rates.
   At the time the company discontinued the application of FAS 71, the above tax-related regulatory assets and liabilities were eliminated and deferred tax balances adjusted to reflect application of FAS 109 consistent with other unregulated enterprises.
   The landline telephone subsidiaries use the deferral method of accounting for investment tax credits and amortize the credits as a reduction to tax expense over the life of the asset that gave rise to the tax credit. As asset lives were shortened, the investment tax credits deemed already earned were credited to income ($46.3 million).
   The effects on the company's consolidated financial statements going forward without FAS 71 are discussed on pages 30-31.

3. INVESTMENTS

TELECOM CORPORATION OF NEW ZEALAND LIMITED On September 12, 1990, Ameritech and Bell Atlantic Corporation purchased all of the shares of Telecom Corporation of New Zealand Limited (New Zealand Telecom), the state-owned telephone company in New Zealand, for approximately $2.5 billion.
   After stock sales required by the New Zealand government in the purchase agreement, which were completed in September 1993, the company's share of ownership is 24.8%. Stock sales of New Zealand Telecom in 1993 resulted in an after-tax gain of $61.7 million.
   The company's long-term investment in New Zealand Telecom is accounted for under the equity method. Goodwill of approximately $290 million associated with this investment is being amortized by the straight-line method over a period of 40 years. The portion of the company's investment that was required to be sold was accounted for under the cost method.
   The company owned 469,060,000 shares of New Zealand Telecom at December 31, 1994. Shares of New Zealand Telecom are publicly traded and, as of December 30, 1994, the closing price of such shares was about US$3.21 per share. The aggregate market value of Ameritech's investment is difficult to ascertain as the New Zealand Telecom shares are thinly traded with approximately 50% of the company owned by Ameritech and Bell Atlantic Corporation.
   During the first quarter of 1994 the company received a distribution of cash totaling $67.1 million from New Zealand Telecom. This resulted from a capital restructuring by New Zealand Telecom effected by canceling about 20% of its outstanding shares, increasing its debt level, and making a special capital distribution to shareholders.

OTHER INVESTMENTS On December 22, 1993, the company made an investment of $437.5 million for a 15% share in the Hungarian telecommunications company, MATAV. The company's investment is being accounted for using the equity method, since the company exercises significant operating influence. Goodwill of approximately $210 million is being amortized by the straight-line method over a period of 40 years.
   During 1994, 1993 and 1992, the company made several other investments and acquisitions totaling approximately $117.1, $33.7 and $31.8 million, respectively. The acquisitions have been accounted for as purchases. The investments in 1994 include a security monitoring business with revenues of about $35 million acquired in December. Ameritech will offer its security monitoring services through a newly formed subsidiary, Ameritech Monitoring Services. Ameritech Monitoring Services will design, install, monitor and maintain security systems for approximately 44,000 customers, primarily in the Midwest.
   A summary of the company's investments follows:

                                                            1994             1993
                                                          -------         --------
New Zealand Telecom . . . . . . . . . . . . . . . . . .  $   629.5        $   610.4
MATAV . . . . . . . . . . . . . . . . . . . . . . . . .      409.4            437.5
Other international investments . . . . . . . . . . . .       31.3             38.3
                                                           -------         --------
   Total international investments. . . . . . . . . . .    1,070.2          1,086.2
Domestic investments. . . . . . . . . . . . . . . . . .      126.8             84.0
                                                           -------         --------
   Total investments. . . . . . . . . . . . . . . . . .  $ 1,197.0        $ 1,170.2
                                                           -------         --------

OTHER TRANSACTIONS On May 2, 1994, Ameritech invested $472.5 million in a newly formed subsidiary of the General Electric Company (GE). The new subsidiary received a contribution from GE of the principal net assets of its General Electric Information Services division, a global leader in electronic data interexchange and electronic commerce, in exchange for all of the voting common stock. Ameritech's investment is in the form of a four-year interest bearing convertible debenture which, if legal restrictions are removed, converts into a 30% equity interest in the new company. The debenture has been guaranteed as to repayment by GE. Ameritech may extend the term of the debenture by one year under certain circumstances. The debenture has been classified as other assets and deferred charges in the accompanying consolidated balance sheet.

4. INCOME TAXES

The components of income tax expense follow:

                                                          1994               1993               1992
                                                          -------           ------           -------
Federal
   Current. . . . . . . . . . . . . . . . . . . . . . .    $ 733.4          $ 713.7            $ 626.4
   Deferred, net. . . . . . . . . . . . . . . . . . . .     (196.3)           (24.4)             (14.3)
   Investment tax credits, net. . . . . . . . . . . . .      (52.2)           (74.4)             (64.3)
                                                           -------           ------            -------
  Total . . . . . . . . . . . . . . . . . . . . . . . .      484.9            614.9              547.8
                                                           -------           ------            -------
State and local
   Current. . . . . . . . . . . . . . . . . . . . . . .       92.6             80.0               63.0
   Deferred, net. . . . . . . . . . . . . . . . . . . .       (6.5)            14.8               16.9
                                                           -------           ------            -------
   Total. . . . . . . . . . . . . . . . . . . . . . . .       86.1             94.8               79.9
                                                           -------           ------            -------
Total income
   tax expense. . . . . . . . . . . . . . . . . . . . .    $ 571.0          $ 709.7            $ 627.7
                                                           -------           ------            -------

Total income taxes paid were $903.6, $774.4 and $712.2 million in 1994, 1993 and 1992, respectively.

The following is a reconciliation between the statutory federal income tax rate for each of the past three years and the company's effective tax rate:

                                                            1994             1993               1992
                                                           -------           ------            -------
Statutory tax rate . . . . . . . . . . . . . . . . . . . .    35.0%            35.0%              34.0%
State income taxes, net of
   federal benefit . . . . . . . . . . . . . . . . . . . .     3.2              2.8                2.7
Reduction in tax expense
   due to amortization of
   investment tax credits. . . . . . . . . . . . . . . . .    (2.8)            (3.3)              (3.3)
Effect of adjusting deferred
   income tax balances due
   to tax law changes. . . . . . . . . . . . . . . . . . .      --             (1.1)                --
Benefit of tax rate differential
   under FAS 71 applied to reversing
   temporary differences . . . . . . . . . . . . . . . . .    (3.0)            (2.2)              (2.4)
Other. . . . . . . . . . . . . . . . . . . . . . . . . . .     0.4              0.7                0.8
                                                           -------           ------            -------
Effective tax rate . . . . . . . . . . . . . . . . . . . .    32.8%            31.9%              31.8%
                                                           -------           ------            -------

The Revenue Reconciliation Act of 1993, enacted in August 1993, increased the statutory federal income tax rate to 35%. In accordance with the liability method of accounting, the company adjusted, on the enactment date, its deferred income tax balances. The result was a reduction in deferred income tax expense of $23.4 million, primarily from increasing the deferred tax assets associated with FAS 106 and 112 (see Note 6).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   As of December 31, 1994 and 1993, the components of long-term accumulated deferred income taxes were as follows:

                                                            1994             1993
                                                         --------        ---------
Deferred tax assets
   Postretirement and postemployment
     benefits  . . . . . . . . . . . . . . . . . . .     $ 1,148.6        $   970.4
   FAS 71 accounting . . . . . . . . . . . . . . . .          --              237.1
   Other . . . . . . . . . . . . . . . . . . . . . .         141.2            137.2
                                                         ---------        ---------
                                                           1,289.8          1,344.7
                                                         ---------        ---------
Deferred tax liabilities
   Accelerated depreciation  . . . . . . . . . . . .       1,488.2          2,940.9
   Prepaid pension cost  . . . . . . . . . . . . . .         170.7             64.9
   Other . . . . . . . . . . . . . . . . . . . . . .         241.9            228.3
                                                         ---------        ---------
                                                           1,900.8          3,234.1
                                                         ---------        ---------
Net deferred tax liability . . . . . . . . . . . . .     $   611.0        $ 1,889.4
                                                         =========        =========

Deferred income taxes in current assets and liabilities are not shown as they are not significant. The company has valuation allowances against certain deferred tax assets aggregating $65.0 million in 1994 and $54.0 million in 1993.

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

                                                            1994             1993
                                                         --------        ---------
Land . . . . . . . . . . . . . . . . . . . . . . . .   $     140.0       $    146.9
Buildings. . . . . . . . . . . . . . . . . . . . . .       2,993.1          2,751.3
Central office equipment . . . . . . . . . . . . . .      11,490.5         11,570.2
Cable, wiring and conduit. . . . . . . . . . . . . .      11,954.8         11,632.9
Other. . . . . . . . . . . . . . . . . . . . . . . .       2,622.0          2,576.0
                                                         ---------       ----------
                                                          29,200.4         28,677.3
Under construction . . . . . . . . . . . . . . . . .         345.3            440.1
                                                          29,545.7         29,117.4
Less, accumulated depreciation . . . . . . . . . . .     (16,091.2)       (11,751.3)
                                                       -----------       ----------
                                                       $  13,454.5       $ 17,366.1
                                                       ===========       ==========


Depreciation expense on fixed assets was $2,104.2, $2,073.8, $1,926.8 million in 1994, 1993 and 1992, respectively. The large increase in the accumulated depreciation balance in 1994 was due primarily to the discontinuation of applying FAS 71.

6. EMPLOYEE BENEFIT PLANS
PENSION PLANS The company maintains noncontributory defined pension and death benefit plans covering substantially all employees. The pension benefit formula used in the determination of pension cost is based on the average compensation earned during the five highest consecutive years of the last 10 years of employment under the management plan and a flat dollar amount per year of service under the nonmanagement plan. The company's funding policy is to contribute an amount up to the maximum that can be deducted for federal income tax purposes. However, due to the funded status of the plans, no contributions have been made for the years reported below.
   Pension expense was determined using the projected unit credit actuarial method in accordance with FAS 87, "Employers' Accounting for Pensions." The resulting pension credits are primarily attributable to past favorable investment performance and the funded status of the plans.
   The components of pension cost (credits) follow:

                                                             1994             1993             1992
                                                         ----------      ----------          ---------
Benefits earned during
   the year . . . . . . . . . . . . . . . . . . . . .    $   214.6      $     221.4           $  218.5
Interest cost on projected
   benefit obligation . . . . . . . . . . . . . . . .        524.2            585.0              591.6
Actual return on
   plan assets. . . . . . . . . . . . . . . . . . . .         73.0         (1,426.1)            (734.3)
Net amortization
   and deferral . . . . . . . . . . . . . . . . . . .     (1,018.1)           512.6             (186.3)
                                                         ----------      ----------          ---------
Net pension credits . . . . . . . . . . . . . . . . .   $   (206.3)      $   (107.1)          $ (110.5)
                                                         ----------      ----------          ---------

   The funded status of the plans follows:

                                                            1994             1993
                                                       ----------      ------------
Actuarial present value of
   accumulated plan benefits
   Vested . . . . . . . . . . . . . . . . . . . . . .  $   6,076.0      $   7,383.7
   Nonvested. . . . . . . . . . . . . . . . . . . . .        869.3          1,055.2
                                                         ----------      ----------
   Total. . . . . . . . . . . . . . . . . . . . . . .  $   6,945.3      $   8,438.9
                                                         ----------      ----------
Fair value of plan assets . . . . . . . . . . . . . .  $  10,867.9      $  12,397.4
Actuarial present value of
   projected benefit obligation . . . . . . . . . . .     (7,540.4)        (9,262.3)
Unrecognized net asset resulting
   from initial adoption of FAS 87. . . . . . . . . .     (1,173.8)        (1,499.7)
Unrecognized net gains. . . . . . . . . . . . . . . .     (1,945.4)        (1,627.7)
Unrecognized prior service cost . . . . . . . . . . .        270.8            343.9
                                                         ----------      ----------
Prepaid pension cost. . . . . . . . . . . . . . . . .  $     479.1      $     351.6
                                                         ==========      ==========

The assets of the pension plans consist principally of debt and equity securities, fixed income instruments and real estate. The assumed long-term rate of return on plan assets used in determining pension cost was 7.25% for 1994, 1993 and 1992. The assumed discount rate used to determine the projected benefit obligation as of December 31, 1994, was 7.2% and 5.8% as of December 31, 1993, while the assumed rate of increase in future compensation levels, also used in the determination of the projected benefit obligation, was 4.5% in 1994 and 1993.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS Effective January 1, 1992, the company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

FAS 106 requires the cost of postretirement benefits granted to employees be accrued as expense over the period in which the employee renders service and becomes eligible to receive benefits. The cost of postretirement health care and life insurance benefits for current and future retirees was recognized as determined under the projected unit credit actuarial method.
   In adopting FAS 106, the company elected to immediately recognize, effective January 1, 1992, the transition obligation for current and future retirees. The transition amount was $2.6 billion net of the then estimated fair value of plan assets of $825 million. The charge to income, net of a deferred tax benefit of $950 million, was $1.65 billion.
   The company sponsors noncontributory defined benefit postretirement plans for substantially all of its retirees and their eligible dependents. Contributions for health care benefits are made to voluntary employee benefit association trust funds (VEBAs). The company also maintains retirement funding accounts (RFAs) to provide life insurance benefits. The company intends to continue to fund the nonmanagement VEBA. During 1993 the company utilized approximately $90 million in excess pension plan assets to help pay the nonmanagement retiree health care obligation. Funding of the management VEBA was suspended effective in 1994, primarily due to a tax rate increase from 31.0% to 39.6% on its investment income. The nonmanagement VEBA and the RFAs earn income without tax. Plan assets consist principally of corporate securities and bonds.
   The components of postretirement benefit cost follow:

                                                            1994             1993               1992
                                                         ----------      ----------          ---------
Retiree health care plans
   Benefits earned
     during the year . . . . . . . . . . . . . . . . .     $  75.5          $  62.8            $  58.3
   Interest cost on accumulated
     postretirement benefit
     obligation (APBO) . . . . . . . . . . . . . . . .       258.2            252.3              223.8
   Actual return on plan assets. . . . . . . . . . . .        10.9            (43.3)             (23.6)
   Net amortization and deferral . . . . . . . . . . .       (53.1)             4.1               (2.8)
                                                        ----------       ----------          ---------
                                                             291.5            275.9              255.7
                                                        ----------       ----------          ---------
Retiree life plans
   Benefits earned
     during the year . . . . . . . . . . . . . . . . .         8.0              6.6                7.3
   Interest cost on APBO . . . . . . . . . . . . . . .        30.6             29.8               28.4
   Actual return on plan assets. . . . . . . . . . . .       (21.2)           (20.2)             (35.1)
   Net amortization and deferral . . . . . . . . . . .       (13.1)           (15.8)               0.2
                                                        ----------       ----------          ---------
                                                               4.3              0.4                0.8
                                                        ----------       ----------          ---------
Total postretirement
   benefit cost  . . . . . . . . . . . . . . . . . . .     $ 295.8          $ 276.3            $ 256.5
                                                        ==========       ==========          =========


The APBO of the plans as of December 31, 1994 and 1993, follows:

                                                            1994             1993
                                                         ----------      ----------
Retiree health care plans
   Retirees and dependents . . . . . . . . . . . . . .   $ 2,303.9        $ 2,072.0
   Fully eligible active plan
     participants  . . . . . . . . . . . . . . . . . .       270.0            376.5
   Other active plan participants. . . . . . . . . . .     1,081.6          1,304.4
                                                         ---------       ----------
   Total APBO  . . . . . . . . . . . . . . . . . . . .     3,655.5          3,752.9
   Fair value of plan assets . . . . . . . . . . . . .       764.0            715.7
                                                         ---------       ----------
   APBO in excess of plan assets . . . . . . . . . . .     2,891.5          3,037.2
   Unrecognized net gain (loss)  . . . . . . . . . . .        74.4           (462.0)
                                                         ---------       ----------
   Accrued postretirement health
     care benefit obligation . . . . . . . . . . . . .     2,965.9          2,575.2
                                                         ---------       ----------
Retiree life plans
   Retirees and dependents   . . . . . . . . . . . . .       258.5            297.4
   Fully eligible active plan
     participants  . . . . . . . . . . . . . . . . . .         1.0              1.0
   Other active plan participants  . . . . . . . . . .       115.5            149.1
                                                         ---------       ----------
   Total APBO  . . . . . . . . . . . . . . . . . . . .       375.0            447.5
   Fair value of plan assets . . . . . . . . . . . . .       450.0            459.7
                                                         ---------       ----------
   Plan assets greater than APBO . . . . . . . . . . .       (75.0)           (12.2)
   Unrecognized net gain (loss). . . . . . . . . . . .        24.1            (43.3)
                                                         ---------       ----------
   Prepaid postretirement life
     benefit obligation  . . . . . . . . . . . . . . .       (50.9)           (55.5)
                                                         ---------       ----------
Total accrued postretirement
   benefit obligation, net . . . . . . . . . . . . . .   $ 2,915.0        $ 2,519.7
                                                         =========       ==========

The assumed discount rate used to measure the accumulated postretirement benefit obligation as of December 31, 1994, was 8.5% and 7.0% in 1993. The assumed rate of increase in future compensation levels was 4.5% in 1994 and 1993. The expected long-term rate of return on plan assets was 7.25% in 1994, and 1993 for the VEBAs and 8.0% in 1994 and 1993 for the RFAs. The assumed health care cost trend rate in 1994 was 9.2% and 9.6% in 1993 and is assumed to decrease gradually to 4.0% in 2007 and remain at that level. The assumed health care cost trend rate is 8.8% for 1995. The health care cost trend rate has a significant effect on the amounts reported for costs each year as well as on the accumulated postretirement benefit obligation. Specifically, increasing the assumed health care cost trend rate by one percentage point in each year would increase the aggregate of the service and interest cost components for 1994 by $53.0 million, and would have increased the accumulated postretirement benefit obligation as of December 31, 1994, by $448.8 million.
   As of December 31, 1994, the company had approximately 54,800 retirees eligible to receive health care and group life insurance benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POSTEMPLOYMENT BENEFITS Effective January 1, 1992, the company adopted FAS 112, "Employers' Accounting for Post-employment Benefits." FAS 112 requires employers to accrue the future cost of certain benefits such as workers' compensation, disability benefits and health care continuation coverage. A one-time charge related to adoption of FAS 112 was recognized as a change in accounting principle, effective as of January 1, 1992. The charge, net of a deferred tax benefit of $58.5 million, was $101.6 million. Current expense levels are dependent upon actual claim experience but are not materially different than prior charges to income.

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS In 1989, the company created leveraged employee stock ownership plans (LESOPs) within its existing employee savings plans. To fund the LESOPs, the Trustee for the savings plans issued $665.0 million of debt, at 8.1% interest, payable in semiannual installments through 2001, which the company guaranteed. The Trustee used the proceeds to purchase at fair market value 22,566,276 shares of the company's common stock from the company's treasury. These shares are considered to be outstanding for earnings per share purposes. The Trustee repays the notes, including interest, with funds from the company's contributions to the savings plans, from dividends paid on the shares of company common stock held by the Trustee and with new loans from the company. The interest rate on this debt decreased to 8.03% effective January 1, 1993, due to the increased federal income tax rate.
   As a result of the company's unconditional guarantee,the notes of the trusts are recorded as long-term debt and as deferred compensation in the company's consolidated balance sheets. Deferred compensation represents a reduction of shareowners equity. As the Trustee makes principal payments, the company reduces the debt and deferred compensation. As of December 31, 1994, the company had $341.2 million in long-term debt and $54.8 million included in long-term debt maturing within one year as a result of the company's guarantee.
   The company maintains savings plans that cover substantially all of its employees. Under these plans, the company matches a certain percentage of eligible contributions made by the employees. The LESOP provisions of the savings plans became effective January 1, 1990. Under these provisions, company matching contributions are allocated to employees in company stock from the LESOP trusts. Employees are not allowed to switch the company matching contributions from company stock to alternative investments for the life of the LESOPs except under certain circumstances. Company stock is released for allocation to employees in the proportion that principal and interest paid in a year bears to the total principal and interest due over the life of LESOP debt.
   Company matching contributions to the plans are recorded as compensation expense. Any change in the required contribution as a result of leveraging this obligation is recorded as a gain or loss in other income. The amount expensed and contributed to the LESOPs for 1994 and 1993 totaled $56.0 million and $50.8 million, respectively. Interest expense incurred by the savings plans for 1994 and 1993 was $33.3 million and $39.2 million, respectively. Dividends paid on shares of stock held by the Trustee used to partially satisfy debt repayment requirements were $41.4 million and $40.1 million for 1994 and 1993, respectively. As of December 31, 1994, 11,231,943 shares have been allocated or been committed to employee accounts, leaving 11,334,333 shares unallocated. At December 31, 1993, 9,036,954 shares were allocated or committed to employee accounts, leaving 13,529,322 shares unallocated.
   In 1994, the company entered into an agreement to lend up to $99.0 million to one of the trusts through December 1, 2004. The Trustee borrowed $11.0 million at 7.8% from the company under this agreement in 1994 and $17.9 million at 8.6% in 1995. The loan agreement was made to ensure the financial arrangements to be provided employees remain consistent with the original intent of the LESOP.

NONMANAGEMENT WORK FORCE RESTRUCTURING During 1994, Ameritech announced its plan to reduce its existing nonmanagement work force. Approximately 11,500 employees will leave the company under this program. Under terms of agreements between Ameritech, the Communication Workers of America (CWA) and the International Brotherhood of Electrical Workers (IBEW), Ameritech implemented an enhancement to the Ameritech Pension Plan by adding three years to both the age and the net credited service of eligible nonmanagement employees who leave the business during a designated period that ends in mid-1995. In addition, certain of the company's business units are offering financial incentives under terms of the current contracts with the CWA and the IBEW to selected nonmanagement employees who leave the business before the end of 1995.
   The company recorded charges in 1994 of $728.1 million, or $455.8 million after-tax, to reflect the cost of restructuring. These charges reduced the company's prepaid pension asset by $168.6 million for pension enhancements and curtailment losses, net of settlement gains. The charges also included curtailment losses of $360.7 million related to FAS 106, and additional severance accruals of $198.8 million. The charges reflect settlement gains of $342.0 million associated with lump sum pension payments through year-end. At December 31, 1994, the company's remaining severance accrual was $173.5 million.
   As of December 31, 1994, approximately 9,100 employees had left the company under this program, with 2,400 to leave in 1995.

MANAGEMENT WORK FORCE REDUCTIONS During 1994, about 1,200 management employees left the company involuntarily. The net cost of these reductions, including termination benefits, settlement and curtailment gains from the pension plan, was a net credit to expense of $55.5 million.
   During 1993, about 1,200 management employees left the company involuntarily and another 500 employees left voluntarily. The net cost of these reductions, including termination benefits, settlement and curtailment gains from the pension plan, was a credit to expense of $33.3 million.
   During 1992, about 3,000 management employees left the company through a voluntary early retirement program and involuntary terminations. The net cost of this program, along with other transfers from the pension plan, including termination benefits, settlement and curtailment gains from the pension plan, was a credit to expense of $12.4 million.
   Funding of the 1992 termination benefits was primarily from the management pension plan. The involuntary plans are funded from company operations and required cash payments of $41.2 and $38.3 million in 1994 and 1993, respectively.

7. FINANCIAL INSTRUMENTS AND DERIVATIVES
The following table presents the estimated fair value of the company's financial instruments as of December 31, 1994 and 1993:

                                           1994                             1993
                              --------------------------------------------------------------
                               Carrying             Fair           Carrying           Fair
                                 Value            Value              Value            Value
                               --------        ----------         ----------         --------
Cash and temporary
   cash investments . . . . .   $   73.7         $   73.7          $   155.9        $   155.9
Debt  . . . . . . . . . . . .    6,360.2          5,898.5            6,676.1          6,821.1
Other assets  . . . . . . . .      833.6            846.8              301.1            323.6
Other liabilities . . . . . .      176.2            165.6               89.6             89.2

The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH AND TEMPORARY CASH INVESTMENTS The carrying value approximates fair value because of the short-term maturity of these instruments.

DEBT The carrying amount (including accrued interest) of the company's debt maturing within one year approximates fair value because of the short-term maturities involved. The fair value of the company's long-term debt was estimated based on the year-end quoted market price for the same or similar issues. Fair value includes the effect of interest rate swaps discussed below.

OTHER ASSETS AND LIABILITIES These financial instruments consist primarily of long-term receivables, other investments, financial contracts, customer deposits, and preferred stock of subsidiary. The fair values of these items were based on expected cash flows, available market prices or market comparables.

FINANCIAL CONTRACTS, INCLUDING DERIVATIVES The company occasionally enters into foreign currency forward contracts to hedge exposure to adverse exchange risk. Also, interest rate swaps are used to better match debt obligations of the company with receivables from its leasing activity as a lessor. Related gains and losses are reflected in net income. At December 31, 1994 and 1993, the company had contracts giving it the right to deliver foreign currency valued at $9.0 million and $11.1 million, respectively. At December 31, 1994 and 1993, the company had also entered into interest rate swap agreements to change the interest rate on notional amounts of $253.0 million and $115.0 million. Interest expense is adjusted to give effect to obligations under the swaps. The company is exposed to credit risk in the unlikely event of nonperformance by counterparties. At December 31, 1994, the fair value of these interest rate swaps was a gain of $7.2 million.
   The company uses derivatives in a limited way as a tool to manage the company's financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company and they generally are used to protect cash of the company rather than generate income or engage in speculative activity. Leveraged derivatives are strictly prohibited.

8.  DEBT MATURING WITHIN ONE YEAR
Debt maturing within one year is included as debt in the computation of debt ratios and consists of the following as of December 31:

                                                            1994             1993
                                                        ---------      -----------
Notes payable
   Bank loans . . . . . . . . . . . . . . . . . . . .   $    116.5       $    179.0
   Commercial paper . . . . . . . . . . . . . . . . .      1,630.6          1,984.4
   Other  . . . . . . . . . . . . . . . . . . . . . .         19.7             18.8
Long-term debt maturing
   within one year. . . . . . . . . . . . . . . . . .        131.5            419.4
                                                         ---------      -----------
Total . . . . . . . . . . . . . . . . . . . . . . . .    $ 1,898.3        $ 2,601.6
                                                         ---------      -----------
Weighted average interest
   rate on notes payable,
   year-end . . . . . . . . . . . . . . . . . . . . .          4.2%             3.1%
                                                         =========      ===========

The company has a committed revolving credit facility of $1.0 billion. The fees for this facility range up to 1/8 of 1 percent per annum. There has not been any usage of this facility during the three years ended December 31, 1994. In addition, Ameritech has entered into uncommitted agreements with a number of banks for lines of credit totaling $1.2 billion. The interest rates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on these lines are negotiable at the time of borrowing. There was $112.6 million outstanding under these agreements as of December 31, 1994. There are no significant commitment fees or material compensating balance requirements associated with any of these lines of credit. These lines, as well as the revolving credit facility, are available for support of commercial paper borrowing and to meet short-term cash needs.

9. LONG-TERM FINANCING

LONG-TERM DEBT Long-term debt consists principally of debentures issued by the Ameritech landline telephone subsidiaries. The following table sets forth interest rates and other information on long-term debt outstanding at December 31, after giving effect to refinancings in January 1994 reflected in 1993 amounts:

Interest Rates                                        Maturities             1994               1993
- --------------                                        -----------        ----------         ----------
4.375%-6.0%* . . . . . . . . . . . . . . . . . . . .   1996-2025          $ 1,175.0          $   755.0
6.125%-8.0%  . . . . . . . . . . . . . . . . . . . .   2002-2024            2,345.0            2,345.0
8.125%-9.0%  . . . . . . . . . . . . . . . . . . . .   1997-2026              333.7              340.7
9.1%-10.0% . . . . . . . . . . . . . . . . . . . . .   1996-2016              205.8              207.6
                                                                           ---------       -----------
                                                                            4,059.5            3,648.3
LESOP (Note 6)                                                                341.2              416.5
Capital lease obligations  . . . . . . . . . . . . .                           85.6               79.2
Other  . . . . . . . . . . . . . . . . . . . . . . .                            1.5                0.8
Unamortized discount, net**  . . . . . . . . . . . .                          (39.9)             (54.4)
                                                                         ----------         ----------
Total  . . . . . . . . . . . . . . . . . . . . . . .                      $ 4,447.9          $ 4,090.4
                                                                         ==========         ==========

* Includes $450.0 million issued in 1994, tied to floating LIBOR rate. ** Change due principally to the discontinuation of FAS 71.

   Scheduled maturities of long-term debt include $40.0 million due in 1996, $283.5 million due in 1997, $329.0 million due in 1998 and $155.5 million due in 1999.
   Assets of Illinois Bell, comprising approximately $8,196.1 million of total gross property, plant and equipment, are subject to lien under mortgage bonds with outstanding balances of $330.0 million.
   The company, through a wholly owned subsidiary, Ameritech Capital Funding Corporation, has filed a registration statement with the Securities and Exchange Commission (SEC) for the issuance of up to $1.0 billion in unsecured debt securities for general corporate purposes. As of December 31, 1994, $808.0 million of these securities had been issued and $605.0 million were outstanding.
   The company, through its Ameritech landline telephone subsidiaries, has registered with the SEC the issuance of up to $1.4 billion in unsecured debt securities for corporate purposes. As of December 31, 1994, $200 million had been issued.

PREFERRED STOCK ISSUANCE BY SUBSIDIARY Ameritech New Zealand Funding Corporation (New Zealand Funding), a wholly owned subsidiary of the company, issued, through a private placement, 850,000 shares of Series A Preferred Stock on September 29, 1994, for $85.0 million. Dividends accrue on the Series A Preferred Stock at the annual rate of 7.04%, payable quarterly and cumulative from the date of issuance. The shares are subject to mandatory redemption on August 1, 2001, at $100 per share and are subject to earlier redemption at a premium, beginning in 1999, at the option of New Zealand Funding. The preferred stock is included in other long-term liabilities in the accompanying consolidated balance sheets.

10. LEASE COMMITMENTS
The company leases certain facilities and equipment used in its operations under both operating and capital leases. Rental expense under operating leases was $181.6, $196.2 and $196.3 million for 1994, 1993 and 1992, respectively. As of December 31, 1994, the aggregate minimum rental commitments under noncancelable leases were approximately as follows:

Years                                                     Operating          Capital
- -----                                                     ---------          -------
1995  . . . . . . . . . . . . . . . . . . . . . . . .      $ 101.2         $   45.2
1996  . . . . . . . . . . . . . . . . . . . . . . . .         82.7             42.8
1997  . . . . . . . . . . . . . . . . . . . . . . . .         71.8             36.2
1998  . . . . . . . . . . . . . . . . . . . . . . . .         65.0             13.1
1999  . . . . . . . . . . . . . . . . . . . . . . . .         50.2              1.6
Thereafter  . . . . . . . . . . . . . . . . . . . . .        235.7              7.2
                                                           -------            -----
Total minimum rental commitments  . . . . . . . . . .      $ 606.6            146.1
   Less: executory costs  . . . . . . . . . . . . . .      =======              3.1
         interest costs   . . . . . . . . . . . . . .                          20.2
Present value of minimum                                                    -------
   lease payments   . . . . . . . . . . . . . . . . .                       $ 122.8
                                                                            =======

11. OTHER INCOME, NET
The components of other income are as follows:

                                                                       (Income) expense
                                                          --------------------------------------------
                                                            1994             1993               1992
                                                          --------         --------           --------
Equity earnings of affiliates,
   primarily New Zealand
   Telecom* . . . . . . . . . . . . . . . . . . . . .   $    (89.7)       $   (23.8)          $  (67.4)
Gain from sale of shares in
   New Zealand Telecom  . . . . . . . . . . . . . . .         --              (85.7)               --
Early extinguishment of
   debt costs . . . . . . . . . . . . . . . . . . . .         --               66.3               32.2
Interest on company owned
   life insurance and
   related programs   . . . . . . . . . . . . . . . .        (54.2)           (54.6)             (48.3)
Interest income on IRS
   audit settlement . . . . . . . . . . . . . . . . .         --               --                (41.0)
Gain on LESOP . . . . . . . . . . . . . . . . . . . .        (15.0)           (18.8)               --
Other . . . . . . . . . . . . . . . . . . . . . . . .         12.0             (0.7)              (0.8)
                                                          --------         --------           --------
Total . . . . . . . . . . . . . . . . . . . . . . . .     $ (146.9)        $ (117.3)          $ (125.3)
                                                          ========         ========           ========

* Includes the company's share ($42.0 million) of a restructuring charge at New Zealand Telecom in 1993.

12. SHAREOWNERS' EQUITY

SHAREOWNERS' RIGHTS The certificate of incorporation of Ameritech authorizes the issuance of 1.2 billion shares of common stock, 30 million shares of preferred stock (par value $1 per share) and 30 million shares of preference stock (par value $1 per share).
   One preference stock purchase right is attached to each share of the company's common stock. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, $1 par value, at a price of $125. If a person acquires, or announces a tender offer for, 20% or more of the company's common stock, the rights become exercisable for common stock of the company having a market value of two times the exercise price. If the company is acquired in a merger or similar transaction, the rights may be exercised to purchase common stock of the surviving company having a market value of two times the exercise price. The rights, which are nonvoting, are redeemable by the company for $.01 per right and expire on December 31, 1998, or upon consummation of certain merger transactions. Until the occurrence of certain events, the rights are attached to and trade with shares of the company's common stock. As of December 31, 1994, 551,460,656 rights were outstanding.

STOCK PLANS The company, through its 1989 Long Term Incentive Plan (the plan), grants incentive compensation to its officers and other employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The incentives granted are based upon terms and conditions, subject to certain limitations, determined by a committee of the Board of Directors, which administers the plan. The 1989 Long Term Incentive Plan authorizes the issuance of up to 40,000,000 shares of common stock over a 10-year period.
   Stock options may be granted under the plan as either incentive stock options or nonqualified stock options. Options have not been granted at less than fair market value as of the date of grant (however, nonqualified options may be granted at not less than 50% of fair market value under the 1989 Long Term Incentive Plan) and have a maximum life of 10 years and one day from the date of grant. Stock appreciation rights may be granted independently or in tandem with stock options and permit the optionee to receive stock, cash or a combination thereof equal to the amount by which the fair market value on the exercise date exceeds the option price. Stock options granted on or following December 16, 1987, are exercisable after one year, in equal increments over the following three years. Beginning in 1994, the company awarded grants of nonqualified stock options with dividend equivalents that will be distributed in the form of shares upon exercise of the options.

   Information regarding options granted under the Long Term Incentive Plan, which expired in 1994, and the 1989 Long Term Incentive Plan is as follows:

                                                                   Incentive                   Nonqualified
                                                                  Stock Options                Stock Options
                                                         -----------------------------   --------------------------------
                                                         Shares              Price           Shares            Price
                                                         -------             ------          -------           -------
Outstanding,
   December 31, 1991. . . . . . . . . . . . . . . . . .   86,696             $ 20.14      13,278,172             $ 29.67
Granted . . . . . . . . . . . . . . . . . . . . . . . .       --                --           466,272             $ 33.35
Exercised . . . . . . . . . . . . . . . . . . . . . . .   59,908             $ 19.93       2,403,866             $ 25.34
Canceled or expired . . . . . . . . . . . . . . . . . .       --                --         1,586,560             $ 31.67
                                                         -------             ------        ---------             -------
Outstanding,
   December 31, 1992  . . . . . . . . . . . . . . . . .   26,788             $ 20.59       9,754,018             $ 30.59
Granted . . . . . . . . . . . . . . . . . . . . . . . .       --                --           359,904             $ 41.35
Exercised . . . . . . . . . . . . . . . . . . . . . . .   11,520             $ 20.59       2,487,098             $ 30.28
Canceled or expired . . . . . . . . . . . . . . . . . .       --                --           293,236             $ 29.00
                                                         -------             ------        ---------             -------
Outstanding,
   December 31, 1993  . . . . . . . . . . . . . . . . .   15,268             $ 20.59       7,333,588             $ 31.21
Granted . . . . . . . . . . . . . . . . . . . . . . . .       --                --         5,886,985             $ 39.96
Exercised . . . . . . . . . . . . . . . . . . . . . . .    4,200             $ 20.59       1,196,462             $ 30.93
Canceled or expired . . . . . . . . . . . . . . . . . .       --                --           725,612             $ 37.82
                                                         -------             ------        ---------             -------
Outstanding,
   December 31, 1994  . . . . . . . . . . . . . . . . .   11,068             $ 20.59      11,298,499             $ 34.38
                                                         =======             =======      ==========             =======

As of December 31, 1994, incentive stock options for 11,068 shares and nonqualified stock options for 5,598,448 shares were exercisable at average prices of $20.59 and $30.57, respectively. All stock appreciation rights granted under the plans have been issued in tandem with nonqualified stock options. Stock appreciation rights granted prior to 1987 have been capped at $29.938. The exercise of a nonqualified option or a stock appreciation right cancels the related right or option. No stock appreciation rights have been issued after December 31, 1990.
   During 1991, the company issued, to certain key employees, performance based restricted stock under its existing 1989 Long Term Incentive Plan. The employees earn, without cost to them, Ameritech stock over three years, although restrictions generally continue for two additional years. As of December 31, 1994, 364,161 shares were outstanding under the plan. Under the Long Term Incentive Plan, which expired in 1994, 91,584 shares of nonperformance based restricted stock remained outstanding as of December 31, 1994. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount is reduced and charged against operations (together with any change in market price) as the employees vest in the stock.

13. Quarterly Financial Information (unaudited)

                                                                                                  Net           Earnings
                                                                          Operating            Income             (Loss)
Calendar                                                 Revenues            Income            (Loss)          Per Share
- ---------                                                 -------         ---------        ----------          ---------
1994
1st Quarter  . . . . . . . . . . . . . . . . . . . . .   $   3,033.9       $    140.9        $      43.8           $  0.08
2nd Quarter  . . . . . . . . . . . . . . . . . . . . .       3,184.4            745.6              446.6              0.81
3rd Quarter  . . . . . . . . . . . . . . . . . . . . .       3,170.0            432.4              250.9              0.46
4th Quarter  . . . . . . . . . . . . . . . . . . . . .       3,181.2            710.4           (1,804.9)            (3.28)
                                                          ----------        ---------         ----------
Total                                                    $  12,569.5       $  2,029.3        $  (1,063.6)          $ (1.94)
                                                          ==========        =========         ==========           =======
1993
1st Quarter  . . . . . . . . . . . . . . . . . . . . .   $   2,834.2       $    594.0        $     300.0           $  0.55
2nd Quarter  . . . . . . . . . . . . . . . . . . . . .       2,988.1            648.7              389.6              0.72
3rd Quarter  . . . . . . . . . . . . . . . . . . . . .       2,985.8            620.4              425.0              0.78
4th Quarter  . . . . . . . . . . . . . . . . . . . . .       3,056.6            695.1              398.2              0.73
                                                          ----------        ---------         ----------
Total                                                    $  11,864.7       $  2,558.2        $   1,512.8           $  2.78
                                                          ==========        =========         ==========           =======

   Total nonmanagement work force restructuring charges in 1994 were $728.1 million or $455.8 million after-tax as follows: $530.0 million or $332.8 million after-tax in the first quarter, $270.1 million or $168.2 million after-tax in the third quarter, and a net credit of $72.0 million or $45.2 million after-tax in the fourth quarter. The credit in the fourth quarter results from pension settlement gains. The fourth quarter of 1994 also includes a $2.2 billion after-tax extraordinary charge related to the discontinuance of applying FAS 71 or $4.06 per share ($4.07 per share when calculated on average common shares outstanding for all of 1994), as discussed in Note 2 above. Earnings for the fourth quarter of 1994 before the extraordinary charge were $429.1 million or $.78 per share.
   Several other significant income and expense items were reported in the fourth quarter of both years, the net result of which in both years was not material to the respective quarter or years except as follows. The fourth quarter of 1994 includes a $69.3 million ($61.3 million after-tax) charge related to the reduction of certain asset values, primarily real estate. In 1993, the company recognized a charge of $37.5 million for the early retirement of debt.
   All adjustments necessary for a fair statement of results for each period have been included.


14. ADDITIONAL FINANCIAL INFORMATION

                                                                December 31
                                                         -------------------------
                                                         1994                 1993
                                                         ----                 ----
Consolidated balance sheets
Other current liabilities
   Accrued payroll . . . . . . . . . . . . . . . . . .   $   193.5       $    170.8
   Accrued taxes   . . . . . . . . . . . . . . . . . .       373.5            507.3
   Advance billings and
     customer deposits . . . . . . . . . . . . . . . .       397.4            378.9
   Dividends payable . . . . . . . . . . . . . . . . .       277.3            262.4
   Accrued interest  . . . . . . . . . . . . . . . . .       109.4            107.6
   Other . . . . . . . . . . . . . . . . . . . . . . .       360.4            446.1
                                                         ---------        ---------
Total                                                    $ 1,711.5        $ 1,873.1
                                                         =========        =========



                                                            1994             1993               1992
                                                         -------             ------        ---------
Consolidated statements of income
Capitalized interest . . . . . . . . . . . . . . . . .     $ (13.3)         $ (11.3)            $ (7.6)
Provision for uncollectibles . . . . . . . . . . . . .       183.1            154.3              131.7
Advertising and
   promotion costs . . . . . . . . . . . . . . . . . .       242.5            204.4              158.1
                                                           =======          =======              =====

Interest paid, net of amounts capitalized was $433.3, $456.1 and $485.9 million in 1994, 1993 and 1992, respectively.

     Revenues from AT&T Corp., principally for interstate network access and billing and collection service, comprised approximately 9%, 10% and 11% of consolidated revenues in 1994, 1993 and 1992, respectively. No other customer accounted for more than 10% of revenues.