Form 10-K405, Exhibit 13
period 1995-12-31
AMERITECH CORP /DE/
filed 1996-03-13
CIK 732715

                     SELECTED FINANCIAL AND OPERATING DATA

                (dollars in millions, except per share amounts)

AT DECEMBER 31 OR FOR THE YEAR ENDED
Ameritech Corporation and Subsidiaries

                                               1995          1994          1993          1992
----------------------------------------------------------------------------------------------
REVENUES
 Local service                              $ 5,586       $ 5,337       $ 5,065       $ 5,012
 Interstate network access                    2,254         2,218         2,118         2,041
 Intrastate network access                      562           612           623           613
 Long distance                                1,457         1,456         1,401         1,252
 Directory, cellular and other                3,569         2,946         2,658         2,367
                                            -------------------------------------------------
TOTAL                                        13,428        12,569        11,865        11,285
                                            =================================================
OPERATING EXPENSES/1/                        10,125        10,540         9,307         8,941
                                            -------------------------------------------------
OPERATING INCOME                              3,303         2,029         2,558         2,344
Interest expense                                469           435           453           495
Other income (expense), net                     260           147           117           125
Income taxes                                  1,086           571           709           628
                                            -------------------------------------------------
Income before
 special accounting items/2/                  2,008         1,170         1,513         1,346
Special accounting items/2/                       -        (2,234)            -        (1,746)
                                            -------------------------------------------------
NET INCOME (LOSS)                           $ 2,008       $(1,064)      $ 1,513       $  (400)
                                            =================================================
EARNINGS (LOSS) PER SHARE/3/
 Income before special
  accounting items/2/                       $  3.63       $  2.13       $  2.78       $  2.51
 Special accounting items/2/                      -         (4.07)            -         (3.26)
                                            -------------------------------------------------
 NET INCOME (LOSS)                          $  3.63       $ (1.94)      $  2.78       $ (0.75)
                                            =================================================
Dividends declared
 per share/3/                               $  2.03       $  1.94       $  1.86       $  1.78
Average common shares
 outstanding (millions)/3/                    553.6         549.2         544.1         536.6
Total assets/4/                             $21,943       $19,947       $23,428       $22,818
Property, plant and
 equipment, net/4/                          $13,457       $13,455       $17,366       $17,335
Capital expenditures                        $ 2,176       $ 1,955       $ 2,108       $ 2,267
Long-term debt                              $ 4,513       $ 4,448       $ 4,090       $ 4,586
Total debt                                  $ 6,651       $ 6,346       $ 6,692       $ 6,704
Debt ratio                                     48.7%         51.2 %        46.0%         48.9%
Return on average equity/5/                    29.5%        (13.6)%        20.1%         (5.9)%
Return on average
 total capital/5/                              18.2%         (4.6)%        13.1%          0.2%
Market price per
 common share/3/                            $ 58.88       $ 40.38       $ 38.38       $ 35.63
Access lines (000)                           19,057        18,239        17,560        17,001
Cellular subscribers (000)                    1,891         1,299           860           586
Employees                                    65,345        63,594        67,192        71,300
==============================================================================================

                                             1991       1990       1989      1988      1987      1986      1985
----------------------------------------------------------------------------------------------------------------
REVENUES
 Local service                            $ 4,886    $ 4,789    $ 4,679   $ 4,521   $ 4,494   $ 4,491   $ 4,365
 Interstate network access                  1,993      2,009      1,942     1,958     1,798     1,881     1,791
 Intrastate network access                    556        559        541       583       573       606       628
 Long distance                              1,294      1,336      1,259     1,240     1,149     1,093     1,062
 Directory, cellular and other              2,254      2,080      1,895     1,712     1,609     1,394     1,289
                                          ----------------------------------------------------------------------
TOTAL                                      10,983     10,773     10,316    10,014     9,623     9,465     9,135
                                          ======================================================================
OPERATING EXPENSES/1/                       9,001      8,584      8,161     7,882     7,358     7,047     6,856
                                          ----------------------------------------------------------------------
OPERATING INCOME                            1,982      2,189      2,155     2,132     2,265     2,418     2,279
Interest expense                              545        454        384       366       351       361       386
Other income (expense), net                   219         76         14        52        (8)       10         4
Income taxes                                  491        557        547       581       718       929       819
                                          ----------------------------------------------------------------------
Income before
 special accounting items/2/                1,165      1,254      1,238     1,237     1,188     1,138     1,078
Special accounting items/2/                     -          -          -         -         -         -         -
                                          ----------------------------------------------------------------------
NET INCOME (LOSS)                         $ 1,165    $ 1,254    $ 1,238   $ 1,237   $ 1,188   $ 1,138   $ 1,078
                                          ======================================================================
EARNINGS (LOSS) PER SHARE/3/
 Income before special
  accounting items/2/                     $  2.19    $  2.37    $  2.30   $  2.27   $  2.12   $  1.97   $  1.84
 Special accounting items/2/                    -          -          -         -         -         -         -
                                          ----------------------------------------------------------------------
 NET INCOME (LOSS)                        $  2.19    $  2.37    $  2.30   $  2.27   $  2.12   $  1.97   $  1.84
                                          ======================================================================
Dividends declared
 per share/3/                             $  1.72    $  1.61    $  1.49   $  1.38   $  1.28   $  1.20   $  1.10
Average common shares
 outstanding (millions)/3/                  531.0      530.6      539.5     544.4     561.1     578.6     586.6
Total assets/4/                           $22,290    $21,715    $19,833   $19,163   $18,780   $18,739   $18,149
Property, plant and
 equipment, net/4/                        $16,986    $16,652    $16,296   $16,078   $15,962   $15,822   $15,401
Capital expenditures                      $ 2,200    $ 2,154    $ 2,015   $ 1,895   $ 1,956   $ 2,076   $ 1,991
Long-term debt                            $ 4,964    $ 5,074    $ 5,069   $ 4,487   $ 4,388   $ 4,497   $ 4,518
Total debt                                $ 6,938    $ 6,769    $ 5,582   $ 4,942   $ 4,843   $ 4,724   $ 4,745
Debt ratio                                   46.1%      46.7%      42.1%     38.7%     38.9 %    38.3%     38.9%
Return on average equity/5/                  14.5%      16.3%      15.8%     15.8%     15.5 %    14.9%     14.7%
Return on average
 total capital/5/                            10.6%      11.8%      11.9%     12.0%     11.7 %    11.4%     11.4%
Market price per
 common share/3/                          $ 31.75    $ 33.38    $ 34.00   $ 23.88   $ 21.13   $ 22.00   $ 17.75
Access lines (000)                         16,584     16,278     15,899    15,469    15,094    14,755    14,555
Cellular subscribers (000)                    483        326        242       146        87        57        37
Employees                                  73,967     75,780     77,326    77,334    78,510    77,538    74,883
================================================================================================================

/1/ Substantial increase in operating expenses in 1994 is due to nonmanagement work force restructuring charges of $728 million, while operating expenses in 1995 decreased due to a restructuring credit of $135 million.
/2/ Special accounting items represent an extraordinary item for the discontinuation of FAS 71 in 1994 and the cumulative effect of a change in accounting principles in 1992 for FAS 106 ($1.644 billion) and FAS 112 ($102 million).
/3/ Gives retroactive effect to all stock splits.
/4/ Substantial reduction in total assets and property, plant and equipment, net in 1994 is due principally to the discontinuance of FAS 71.
/5/ Return on average equity and return on average total capital are calculated using weighted average monthly amounts.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                (dollars in millions, except per share amounts)

IN 1995, AMERITECH SUCCESSFULLY IMPLEMENTED SEVERAL KEY INITIATIVES THAT BETTER POSITION THE COMPANY FOR COMPETITION AND FUTURE GROWTH IN THE COMMUNICATIONS BUSINESS.

These include achievement of pure price regulation for landline communications revenues, substantial completion of a work force restructuring, expansion into the security monitoring and cable TV markets and additional strategic alliances and investments, both domestic and international.

   During 1995, Ameritech received approval from the Federal Communications Commission (FCC) to implement pure price regulation without sharing of earnings, effective January 1, 1995. Under price regulation, regulators place limits on prices, not on profits as they once did under rate-of-return regulation. As a result, no limits exist on Ameritech's earnings in any federal or state regulatory jurisdiction.

   Ameritech also completed the work force restructuring announced in March 1994. The company's nonmanagement work force was reduced by approximately 11,500 employees (2,400 of whom left in 1995), although new employees have been added to accommodate growth, ensure high quality customer service and meet staffing requirements for new business opportunities. Results in 1995 include a $134.5 million pretax work force restructuring credit ($78.7 million after-tax or $.14 per share), which reflects both charges and pension settlement gains associated with lump-sum payments from the nonmanagement pension plan to former employees. The charges also include costs associated with data center consolidations and information technology restructuring, including $58.1 million to write-down certain data processing equipment.

   The company was successful in its bid for and subsequent investment in broadband personal communications services (PCS) licenses in Indianapolis and Cleveland. As a result, the company was required to dispose of its cellular interests in these markets. 1995 results include a $41.3 million after-tax gain resulting from the exchange of minority interests in cellular partnerships in Indianapolis, Cleveland and Rockford for a combination of cash and additional interests in the Ameritech Detroit/Flint cellular partnership.

   In October 1995, the company acquired The National Guardian Corporation, significantly expanding the company's security monitoring customer base to 340,000 throughout the United States and Canada and providing an additional source of revenues. This acquisition complements the December 1994 acquisition of SecurityLink and makes Ameritech the second largest provider of security monitoring services in the United States in a market growing 12% per year.

   Facing regulatory uncertainty over the FCC's video dialtone rules, Ameritech created a separate subsidiary in early 1995, Ameritech New Media, Inc., to build and operate stand-alone cable TV systems. Initially, New Media plans to offer 80 to 90 channels in several communities in 1996 and expand the channel offerings over the next few years. New Media has secured franchise agreements in ten communities and is in discussion with more than thirty additional communities across the Midwest.

   Ameritech is an equal partner in a venture with The Walt Disney Company, BellSouth Corporation, SBC Communications Inc. and GTE Corporation that is designed to develop, acquire, package and market traditional and interactive video programming. The joint venture, called Americast, is being funded by the partners with a $500 million investment over five years. Ameritech plans to offer its americast(TM) package of video programming beginning in 1996.

Total market
capitalization
of Ameritech
rose 46% in
1995 to $32.6
billion from
$22.3 billion
in 1994.

[+46% is featured in the accompanying graphic with the caption,
INCREASE IN MARKET CAPITALIZATION]
--------------------------------------------------------------

   In the international arena, it was announced in December 1995 that Ameritech and its consortium partners, Tele Danmark A/S and Singapore Communications Limited, were chosen by the Belgian government as the successful bidders for a 49.9% interest in the privatization of the Belgian state-owned telecommunications company, Belgacom S.A. The transaction is planned to be completed by June 30, 1996. This investment will increase the company's presence in Europe, where Ameritech already has a significant interest in the Hungarian telecommunications company, MATAV, as well as interests in cellular ventures in Norway and Poland. In December 1995, Ameritech, through a holding company, MagyarCom, owned equally with Deutsche Telekom AG,

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)

more than doubled its investment in MATAV. In addition, the company opened an office in Beijing in 1995 and announced a 25-year joint venture with China Communications System Company Ltd. (Chinacom) to assist the People's Republic of China in the development of its telecommunications and cellular infrastructure in Taiyuan, the capital of Shanxi province. These international investments represent significant opportunities for future growth.

   International investments, primarily in New Zealand and Hungary (accounted for using the equity method), represent 6.3% of the company's assets as of December 31, 1995. Where less than a controlling interest is owned, the company records its allocable share of the operating results from international investments. Such results are included in other income, net in the consolidated statements of income on page 34. The company has followed a strategy of teaming with partners and forming alliances to develop synergies, share expertise and mitigate risk. The company estimates its pro rata share of revenues in 1995 from its international investments at approximately $700 million.

   Reported income in 1995 was $2,007.6 million, or $3.63 per share. Reported 1994 earnings were a loss of $1,063.6 million, or $1.94 per share. 1995 earnings, when normalized for the net restructuring credits and the gain resulting from the exchange of minority cellular interests mentioned above, were $1,887.6 million or $3.41 per share. This represents an increase of $200.1 million, or 11.9% over normalized 1994 earnings, and an increase in earnings per share of $0.34, or 11.1%. Normalized items in 1994 include an extraordinary after-tax noncash charge of $2.2 billion, or $4.07 per share, due to the discontinuation of accounting rules for regulated companies, an after-tax restructuring charge of $455.8 million and a $61.3 million after-tax charge for the write-down of certain real estate assets.


REVENUE GROWTH (in percent)
-------------------------------------------------------------
90 ---------------------------  4.4

91 ----------  1.9

92 -----------------  2.7

93 ---------------------------------  5.1

94 -----------------------------------------  5.9

95 -----------------------------------------------------  6.8
=============================================================
Revenues grew 6.8% to a record $13,428 million in 1995, up from $12,569 million in 1994.

   In December 1995, Ameritech's Board of Directors approved a 6.0% increase in the quarterly dividend, demonstrating the company's confidence in its ability to generate sustainable growth in the future. Over the past 12 years, the company has produced a total return on shareowners' investment of 965%, more than double that of the S&P 500. Long-term, above-average shareowner return remains a key financial goal.

   The following sections provide a more detailed discussion of Ameritech's results of operations and financial condition over the past three years.

RESULTS OF OPERATIONS

REVENUES Total revenues increased by 6.8% to $13.4 billion in 1995. This increase was primarily attributable to higher communications network usage resulting from access line and cellular subscriber growth, managed network services and increases in new products and services, including call management services, customer premises equipment (CPE), and security monitoring. Net rate reductions implemented as a result of federal and various state regulatory agreements for landline communications services, in the local service and network access revenue categories, partially offset these increases.

   In 1994, total revenues increased 5.9% to $12.6 billion due to higher network usage, as well as increases in cellular volume related to subscriber growth.

                                                 Increase       Percent
                          1995         1994     (Decrease)       Change
--------------------------------------------------------------------------------
Local service        $ 5,586.1    $ 5,337.0      $   249.1          4.7
================================================================================

LOCAL SERVICE Local service revenues include basic monthly service fees and usage charges, fees for call management services, public phone revenues and installation and connection charges. Local service rates generally have been regulated by the state public service commissions. Through regulatory proceedings in Illinois, Indiana and Ohio and legislation in Wisconsin, price regulation was achieved in 1994. Price regulation was previously achieved in Michigan. In exchange for certain regulatory freedoms, the company agreed to certain rate reductions and moratoriums on price increases for two to six years, beginning in 1994 and fully reflected in 1995 revenues. All intrastate limits on earnings were removed. Scheduled rate reductions will affect 1996 local service revenues by about $35 million.

--------------------------------------------------------------
Revenues from
local telephone
service increased
4.7% to $5,586
million in 1995.

[+4.7% appears in the accompanying graphic with the caption,
LOCAL SERVICE]
--------------------------------------------------------------

   Higher network usage increased local service revenues by $323.6 million during 1995. The increase in calling volumes principally resulted from growth in the number of access lines, which increased 4.5% or 818,000 lines to 19,057,000 from 18,239,000 as of December 31, 1994, fueled primarily by second line additions. Greater sales of call management

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)

features also contributed to the increase, as did the impact of $6.2 million from the new Extended Community Calling plan (ECC) in Wisconsin, which reclassified portions of long distance usage to local service usage. These increases were partially offset by net rate reductions of $75.7 million, largely resulting from regulatory proceedings or legislation in four states as discussed above.

ACCESS LINE GROWTH (in percent)
-------------------------------------------------------------
90 -------------------------------------  2.4

91 -----------------------------  1.9

92 ---------------------------------------  2.5

93 --------------------------------------------  3.3

94 ------------------------------------------------  3.9

95 -----------------------------------------------------  4.5

=============================================================
Access lines grew a record 4.5% in 1995, up by 818,000 lines to 19.1 million lines.

   In 1994, local service revenues increased $271.7 million or 5.4%. Higher network usage, which increased local service revenues by $252.4 million, resulted principally from access line growth of 3.9%. Also contributing to the increase was a change in the method in which independent company settlements were recorded in Illinois, which accounted for $20.9 million of the increase, and $11.3 million related to the ECC impact discussed above. Net rate reductions of $8.3 million partially offset these increases.

                                             Increase   Percent
                           1995       1994  (Decrease)   Change
---------------------------------------------------------------
Network access
 Interstate access     $2,254.3   $2,217.7     $ 36.6      1.7
 Intrastate access     $  561.5   $  612.4     $(50.9)    (8.3)
---------------------------------------------------------------

NETWORK ACCESS Network access revenues are fees charged to interexchange carriers, such as AT&T and MCI, that use the company's local landline communications network to connect customers to the long distance network. In addition, end users pay flat rate access fees to connect to the long distance network. These revenues are generated from both interstate and intrastate services.

   The increase in interstate network access revenues was due primarily to higher network usage, which resulted in additional revenues of $144.5 million, as well as reductions in National Exchange Carrier Association (NECA) common line support payments of $24.1 million. The increase was partially offset by rate reductions of $128.4 million. Minutes of use related to interstate calls increased by 7.1% in 1995.

   As a result of the FCC's approval of the company's request for price regulation without sharing of earnings, as previously discussed, Ameritech was required to reduce its annual access charges to long distance companies for local network connections by $100.4 million effective August 1, 1995. The impact in 1995 was a reduction in interstate access revenues of $42.7 million.

   Interstate network access revenues increased $99.5 million or 4.7% in 1994 primarily due to increased network usage, which produced additional revenues of $149.0 million, as well as reduced NECA common line support payments of $44.8 million and lower revenue sharing accruals of $8.5 million, partially offset by rate reductions. Minutes of use related to interstate calls increased by 6.4% in 1994.

   The decrease in intrastate network access revenues in 1995 was primarily attributable to rate reductions of $91.0 million, largely resulting from regulatory proceedings and legislation in four states, as previously discussed, and certain one-time billing adjustments. The decrease was partially offset by volume increases of $64.0 million. Minutes of use related to intrastate calls increased by 11.3%. Scheduled rate reductions will affect 1996 revenues by about $25 million.

   In 1994 intrastate network access revenues decreased $10.1 million or 1.6%, primarily due to net rate reductions of $69.8 million, partially offset by increased revenues of $59.3 million, primarily from higher network usage. Minutes of use related to intrastate calls increased 12.7% in 1994.

                                                    Increase     Percent
                          1995         1994        (Decrease)     Change
-------------------------------------------------------------------------
Long distance        $ 1,456.5    $ 1,456.0      $       0.5           -
=========================================================================

LONG DISTANCE Long distance revenues are derived from customer calls to locations outside of their local calling areas. The change in long distance service revenues for 1995 was primarily attributable to rate increases of $15.2 million. These increases were partially offset by net volume decreases of $6.5 million and the impact of the ECC plan in Wisconsin previously discussed, which reclassified portions of long distance usage to local service usage and effectively lowered long distance service revenues by $17.8 million.

   In 1994, long distance revenues increased $55.5 million or 4.0%. The increase was due to a change in the method in which independent company settlements were recorded in Illinois, which accounted for $57.1 million of the increase, and volume-related increases of $29.7 million, partially offset by the ECC plan impact in Wisconsin of $31.0 million.

                                                Increase       Percent
                           1995       1994     (Decrease)       Change
-----------------------------------------------------------------------
Directory, cellular
 and other            $ 3,569.4  $ 2,946.4        $623.0          21.1
=======================================================================

DIRECTORY, CELLULAR AND OTHER Directory, cellular and other revenues include revenues derived from telephone directory publishing, cellular communications, paging services, lease financing, billing and collection services, telephone equipment sales and installation and security monitoring services.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)

   1995 revenue growth was primarily attributable to cellular and paging subscriber growth of 45.6% and 17.9%, respectively. Also contributing to the increase were demand growth and price increases in other nonregulated services, such as inside wire installation and maintenance at the landline communications subsidiaries. Revenue growth in the security monitoring business, coupled with increased sales of CPE, also contributed to the increase.

   In 1994, directory, cellular and other revenues increased $288.2 million or 10.8%. This increase was primarily attributable to cellular and paging subscriber growth of 51.0% and 24.0%, respectively, and increased revenues from other nonregulated services.

CELLULAR CUSTOMERS (in thousands)
--------------------------------------------------------------
90 -------------- 326

91 ------------------ 483

92 ----------------------- 586

93 ----------------------------- 860

94 --------------------------------- 1,299

95 -----------------------------------------------------1,891

=============================================================

During 1995, Ameritech achieved record growth in the number of cellular customers, which rose 45.6% to almost 1.9 million.

OPERATING EXPENSES Total operating expenses decreased $415.4 million or 3.9% in 1995. The decrease was largely attributable to the work force restructuring which resulted in a net credit of $134.5 million ($78.7 million after-tax) in 1995, primarily due to settlement gains from lump-sum pension payments to former employees, partially offset by fourth quarter charges for planned work force reductions due to data center consolidations, increased force costs related to the work force restructuring started in 1994 and a charge of $58.1 million to write-down certain data processing equipment in connection with information technology restructuring. This compares with the 1994 charge of $728.1 million ($455.8 million after-tax) for work force restructuring. 1994 results also included a charge of $69.3 million ($61.3 million after-tax) for certain real estate and other assets that the company sold or no longer plans to use in the business.

REVENUES PER EMPLOYEE (in thousands of dollars)
--------------------------------------------------------------
90 ----------------------------------- 142

91 --------------------------------------- 148

92 ------------------------------------------- 158

93 ----------------------------------------------- 177

94 --------------------------------------------------- 198

95 ------------------------------------------------------- 205
=============================================================
Revenues per employee increased 3.5% to a record $205,000 in 1995.

   Total operating expenses increased $1,233.7 million or 13.3% in 1994. The increase was largely attributable to the $728.1 million restructuring charge and the $69.3 million real estate charge discussed above. Also contributing to the increase were higher advertising expenses, access charges and contract and professional services.

                                                             Increase   Percent
                                          1995        1994  (Decrease)   Change
--------------------------------------------------------------------------------
Employee-related
 expenses                            $ 3,623.3   $ 3,612.3      $11.0       0.3
================================================================================

EMPLOYEE-RELATED EXPENSES The increase in employee-related expenses in 1995 was primarily attributable to salaries and wages and other benefits and expenses of $84.8 million for new employees in new businesses, such as security monitoring and cable TV, as well as a decrease in pension credits of $65.5 million. Also contributing to the increase were the effects of higher salaries and wages and increased overtime payments of $39.9 million at the landline communications subsidiaries. These increases were largely offset by productivity improvements from work force reductions of $178.3 million at the landline communications subsidiaries.

   During September 1995, union agreements were ratified by the International Brotherhood of Electrical Workers (IBEW) and the Communications Workers of America (CWA). The new contracts and wage increases were retroactive to June 25, 1995 for the IBEW and August 6, 1995 for the CWA. The contracts include basic wage increases of 10.9% (compounded) over three years and signing bonuses of $500 to eligible employees upon ratification. Both contracts address wages, benefits, employment security, training and retraining and other conditions of employment. In addition, union employees will receive their annual bonuses in the form of Ameritech stock instead of cash, beginning with the bonus for 1995 and continuing for the remaining three years of the labor contracts. Most of the company's nonmanagement work force (about 70% of all employees) are represented by the two unions. The new contracts accounted for about $55 million in additional costs in 1995 for wage increases, signing bonuses and pension and benefit enhancements.

   The increase in employee-related expenses in 1994 of $52.0 million or 1.5% was primarily attributable to the effects of higher wage rates, increased overtime payments, higher incentive accruals and postretirement benefits. Partially offsetting the increases were the effects of work force reductions and increased pension credits of $99.2 million.

   There were 65,345 employees at December 31, 1995, compared with 63,594 at December 31, 1994. This increase is largely due to new employees in the cellular, security monitoring and other operating units. This increase was partially offset by a decrease of about 2,400 employees at the landline communications subsidiaries resulting from work force restructuring started in 1994. See also the discussion of restructuring (credits) charges below.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)

                                                 Increase       Percent
                           1995     1994        (Decrease)       Change
--------------------------------------------------------------------------------
Depreciation and
 amortization           $ 2,177.1  $ 2,204.7     $ (27.6)         (1.3)
================================================================================

DEPRECIATION AND AMORTIZATION The decrease in depreciation and amortization expense in 1995 was primarily due to the cessation, in the fourth quarter of 1994, of depreciation of analog switches at the landline communications subsidiaries in connection with the discontinuation of Statement of Financial Accounting Standard No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation" (see Note 4 on page 41). This decrease was partially offset by the effects of shortened landline plant lives, as well as increased depreciation and amortization at other operating units.

   The increase in depreciation and amortization expense in 1994 of $42.6 million or 2.0% resulted from continued expansion of the communications plant investment base, growth-related increases in the company's cellular business, and increased depreciation in Illinois.

                                                 Increase        Percent
                           1995       1994      (Decrease)       Change
--------------------------------------------------------------------------------
Other operating
 expenses               $ 3,911.1  $ 3,418.2     $ 492.9           14.4
================================================================================

OTHER OPERATING EXPENSES The increase in other operating expenses was largely attributable to expenses, including cost of sales, of $149.3 million related to new businesses, such as security monitoring and cable TV. Growth-related cost of sales increases at the cellular operation, as well as cost of sales increases related to increased CPE, PBX and other system sales, also contributed $130.8 million to the increase. Contract and professional services increased $102.7 million, primarily for systems development and process reengineering projects. Advertising and uncollectibles increased $71.4 million, reflecting expanded marketing efforts and revenues, respectively. Promotional expenses and commission payments to authorized distributors also increased reflecting marketing and sales efforts in 1995. Also contributing $18.1 million to the increase is a reduced net credit of $37.4 million from a management separation program, when compared with the prior year. The increases were partially offset by a nonrecurring 1994 charge of $69.3 million for the reduction in certain asset values, primarily real estate, previously discussed. These increases were also partially offset by reductions in access charges, primarily due to renegotiated contracts, and switching system software expenses of $68.3 million.

   The increase in other operating expenses in 1994 of $412.2 million or 13.7% was primarily attributable to increased contract and professional services, a change in the method of recording access expenses with independent telephone companies in Illinois, increased advertising at the cellular and landline communications subsidiaries and growth-related cost of sales in the cellular and information systems sales operations. Increased uncollectibles resulted from higher revenues. In addition, this cost category included the $69.3 million charge for the reduction in certain asset values, primarily real estate, previously discussed. The increase was moderated by a net credit of $55.5 million from a management separation program. The credit results from pension settlement and curtailment gains exceeding severance costs.

                                                                Percent
                              1995      1994       Change       Change
--------------------------------------------------------------------------------
Restructuring
 (credits) charges       $  (134.5)  $ 728.1     $ (862.6)      n/a
================================================================================

RESTRUCTURING (CREDITS) CHARGES As announced in March 1994, the company significantly reduced its nonmanagement work force by the end of 1995. Reduction of the work force resulted from the implementation of technology improvements, consolidations and initiatives to balance the cost structure in the core business with emerging competition. The nonmanagement work force was reduced by 11,500 employees, although new employees with different skills were added during these periods to accommodate growth, ensure high quality customer service and meet staffing requirements for new business opportunities. Pretax charges totaling $728.1 million ($455.8 million after-tax) related to the work force reductions were recorded in 1994. Noncash settlement gains of $302.5 million were recorded in 1995, associated primarily with lump-sum pension payments to former employees partially offset by $109.9 million in increased force costs related to the restructuring started in 1994 and estimated work force reductions due to information technology restructuring. In connection with this restructuring, $58.1 million was recorded to write-down certain data processing equipment to net realizable value.

  The restructuring program was recorded by quarter as follows:

                                                              Net
                               Gross                      Program Cost
                              Program   Settlement    ---------------------
1995                            Cost       Gains      Pretax      After-tax
---------------------------------------------------------------------------
First Quarter                 $   10.0      $266.3   $(256.3)       $(160.1)
Second Quarter                      --          --        --             --
Third Quarter                     21.2        31.2     (10.0)          (6.9)
Fourth Quarter                   136.8         5.0     131.8           88.3
                              ---------------------------------------------
Totals                        $  168.0      $302.5   $(134.5)       $ (78.7)
===========================================================================

1994
---------------------------------------------------------------------------
First Quarter                 $  530.0      $   --   $ 530.0        $ 332.8
Second Quarter                      --          --        --             --
Third Quarter                    392.0       121.9     270.1          168.2
Fourth Quarter                   148.1       220.1     (72.0)         (45.2)
                              ---------------------------------------------
Totals                        $1,070.1      $342.0   $ 728.1        $ 455.8
                              =============================================
Program Totals                $1,238.1      $644.5   $ 593.6        $ 377.1
===========================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)


   Actual employee reductions by quarter in 1994 were: 1,595 in the second quarter, 2,281 in the third quarter and 5,239 in the fourth quarter or 9,115 in total. Employee reductions in 1995 totaled 2,385 as follows: 313 in the first quarter, 870 in the second quarter and 1,202 in the third quarter. See also the discussion of employee-related expenses above. Additional employees are expected to leave the company in 1996 as a result of the consolidation of data centers previously discussed. Cash requirements to fund the financial incentives (principally contractual termination payments totaling approximately $227.8 million) were met as prescribed by the applicable collective bargaining agreements. Certain of these collective bargaining agreements required contractual termination payments to be paid in a manner other than lump-sum, thus requiring cash payments beyond an employee's termination date.

   The work force restructuring program reduced annual employee-related costs by approximately $50,000 per departing employee. The projected savings are being partially offset by the hiring of new employees as discussed above.

                                             Increase    Percent
                           1995     1994    (Decrease)   Change
----------------------------------------------------------------
Taxes other than
income taxes            $ 547.8  $ 576.9     $ (29.1)      (5.0)
================================================================

TAXES OTHER THAN INCOME TAXES The decrease in taxes other than income taxes in 1995 was attributable to lower property taxes primarily as a result of favorable legislation involving property tax reforms. In addition, capital stock taxes decreased in Illinois due to a smaller tax base.

   In 1994, taxes other than income taxes decreased $1.2 million or 0.2% primarily attributable to decreased property taxes in Michigan as a result of state legislation enacted in December 1993, which reduced the property valuation upon which the company is taxed. Gross receipts and capital stock taxes also decreased. These decreases were offset by property tax increases in other states.

OTHER INCOME AND EXPENSES

                                             Increase    Percent
                           1995     1994    (Decrease)   Change
----------------------------------------------------------------
Interest expense        $ 468.9  $ 434.8     $  34.1        7.8
================================================================

INTEREST EXPENSE The increase in interest expense in 1995 was attributable to an increase of $20.5 million in interest related to long-term debt reflecting higher long-term debt levels, as well as a net increase of $8.0 million in short-term interest expense reflecting higher average interest rates, partially offset by lower average short-term debt levels.

--------------------------------------------------------------
Long-term
debt of $4,513      [+6.9% is featured in the accompanying
million has a       graphic with the caption, WEIGHTED AVERAGE
weighted average    INTEREST RATE ON LONG-TERM DEBT]
interest rate
of only 6.9%.
--------------------------------------------------------------

   During 1994 interest expense decreased $18.2 million or 4.0% due largely to the calling of certain long-term debt in 1993 to take advantage of lower interest rates. 1994 interest expense was also impacted by the interest costs related to the funding of the company's investment of $437.5 million in the Hungarian telecommunications company, MATAV, in December 1993 and the company's May 1994 convertible debt investment of $472.5 million in GE Information Services, Inc. (GEIS).

                                             Increase    Percent
                           1995     1994    (Decrease)   Change
----------------------------------------------------------------
Other income, net       $ 260.0  $ 146.9     $ 113.1       77.0
================================================================

OTHER INCOME, NET Other income, net includes earnings related to Ameritech's investments (when the equity method of accounting is followed), interest income and other nonoperating items.

   Other income, net increased in 1995 primarily due to a gain of $65.8 million ($41.3 million after-tax) from the exchange of minority interests in certain cellular partnerships, as well as higher equity earnings from investments, principally New Zealand Telecom.

   Other income, net increased $29.6 million or 25.2% in 1994 as a result of certain nonrecurring transactions reflected in 1993, including $66.3 million in costs incurred in connection with the early extinguishment of debt and lower equity earnings of $42.0 million resulting from a restructuring at New Zealand Telecom, partially offset by an $85.7 million gain ($61.7 million after-tax) on the sale of New Zealand Telecom shares.

                                             Increase    Percent
                           1995     1994    (Decrease)   Change
----------------------------------------------------------------
Income taxes            $1,086.5 $ 571.0     $ 515.5       90.3
================================================================

INCOME TAXES The increase in income taxes in 1995 was directly attributable to the increased pretax earnings and the 1994 discontinuance of FAS 71 accounting discussed below.

   The decrease in income taxes in 1994 of $138.7 million or 19.5% was due primarily to lower pretax income as a result of work force restructuring charges of $728.1 million.

EXTRAORDINARY ITEM - FAS 71 As described in Note 4 to the consolidated financial statements, the company discontinued

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)


applying FAS 71 in the fourth quarter of 1994. The company determined that it no longer met the criteria for following FAS 71 due to changes in the manner in which the company is regulated and the heightened competitive environment. The accounting impact was an extraordinary noncash after-tax charge of $2.2 billion.

   Although depreciation expense was slightly lower in 1995 due to the discontinuation of applying FAS 71, depreciation expense in 1996 and beyond will likely be higher as the effects of shorter lives intensifies in the landline communications subsidiaries, coupled with continuing expansion in cellular and other business units.

   Additional financial statement impacts occurred as a result of no longer following FAS 71. Specifically, the effective income tax rate increased in 1995 as a result of the elimination of excess deferred tax balances previously amortized as a reduction of tax expense over the lives of the related assets.

LIQUIDITY AND CAPITAL RESOURCES Management believes that the company has adequate internal and external resources available to finance its business development, network expansion, dividends, acquisitions and investments.

CASH FLOWS FROM OPERATING ACTIVITIES Cash flow from operations was $3,556.6 million in 1995, an increase of $126.8 million from 1994, primarily reflecting strong revenue gains, partially offset by increases in receivables and other noncurrent assets. Receivables increased primarily due to revenue increases and the effect of receivables associated with the security monitoring business acquired in October 1995.

CASH FLOW FROM OPERATIONS (in millions of dollars)
-------------------------------------------------------
90--------2,886

91----2,804

92----------------3,288

93------------3,189

94--------------------3,430

95------------------------3,557
=======================================================
1995 cash flow from operations increased 3.7% to $3,557 million, an all-time high.

CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures continue to represent the single largest use of company funds. Management believes that investment in the communications core business will facilitate introduction of new products and services, enhance responsiveness to ever-increasing competitive challenges and increase the operating efficiency and productivity of the network.

   Capital spending is being deployed based on customer needs and the company's business plans. Investments in technologies that will enable the company to provide customers with new products and services represent a high priority. Capital spending in the core landline communications business declined by $100 million in 1994 and further declined by $30 million in 1995 as capital was deployed more cost effectively and with greater focus on the requirements of customers and new services, such as cable TV, long distance and security monitoring.

   Rapid modernization of the landline communications network continued throughout 1995, as demonstrated by the following year-end information.

                                             1995   1994
---------------------------------------------------------
Lines served by digital switching.........     81%    74%
Lines with potential access to ISDN.......     70%    68%
Lines served by advanced signaling (SS7)..     97%    89%
Fiber-optic strand miles (000s)...........  1,096    919
=========================================================

   Investing activities in 1995 included additional investments of $895.1 million represented by cash to acquire additional MATAV shares ($405.3 million), newly issued licenses, principally for PCS ($160.9 million) and all other investments ($328.9 million), including The National Guardian Corporation. Proceeds of $60.7 million were received in connection with the exchange of certain cellular minority interests.

   Cash flows from investing activities in 1994 included a $472.5 million investment in GEIS and a return of capital from New Zealand Telecom of $67.1 million.

CASH FLOWS FROM FINANCING AND OTHER ACTIVITIES In April 1995, the company, through Ameritech Capital Funding Corporation (ACF), issued $192.2 million of long-term debentures due April 1, 2005. The debentures are noncallable and have a coupon rate of 7.5%. The proceeds from the issuance were used to reduce short-term debt.

   In early 1994, Illinois Bell Telephone Company issued $200 million of long-term debt to take advantage of lower interest rates. The 1994 GEIS investment was funded principally by issuing $450 million of new debt by ACF.

   The company's debt ratio decreased to 48.7% as of December 31, 1995, compared with 51.2% as of December 31, 1994, primarily as a result of increased reinvested earnings.

DIVIDENDS The company paid dividends of $1.11 billion in 1995. This was an increase of $53.6 million or 5.1% over 1994. The dividend policy is consistent with the need to balance returns to shareowners and still provide the necessary capital to invest in a competitive environment.

FINANCING OPTIONS As of December 31, 1995, the company maintained available lines of credit totaling $1.2 billion, a committed credit facility of $1.0 billion and shelf registrations for issuance of up to $2.2 billion in unsecured debt securities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)

INVESTMENT COMMITMENTS The company is committed to invest 25.6 billion Belgian francs (about $875 million) in a consortium that will purchase 49.9% of Belgacom S.A., the principal telecommunications company in Belgium. Closing of this transaction is anticipated to be completed by June 30, 1996. The company intends to fund its commitment with cash and debt and is purchasing forward contracts to acquire Belgian francs in order to manage its foreign currency risk. At December 31, 1995, about 35% of the commitment had been purchased with forward contracts.

   Ameritech participates in the Americast joint venture, as previously discussed. The investment will be funded by the partners with $500 million over a five-year period. Video services will ultimately include movies-on-demand, interactive home shopping, educational programs, games and more. The company has not invested significant funds in Americast as of December 31, 1995.

HEDGING Ameritech on occasion will use hedging transactions to manage the foreign currency risk resulting from the cash flows of the company's international investments or its investment commitments. There were no material hedging transactions in 1995 or 1994, other than purchasing forward contracts for Belgian francs in late 1995 as discussed above, as well as forwards purchased with respect to the August and December 1995 New Zealand Telecom dividends. In 1993, the company purchased currency forward contracts on the New Zealand currency in order to eliminate currency risk on anticipated proceeds from the required sell-down of shares of New Zealand Telecom.

--------------------------------------------------------------
[6.0% is featured in the accompanying    Ameritech declared a
graphic with the caption, DIVIDENDS]     6.0% dividend increase
                                         in December 1995, the
                                         largest increase since
                                         1991.
--------------------------------------------------------------

STOCK REPURCHASE PROGRAM The company's Board of Directors has periodically authorized management to repurchase shares of Ameritech common stock in the open market or through private transactions. During 1995, pursuant to this authorization, the company repurchased, in the open market, 3 million shares of common stock aggregating $154.8 million. No shares were repurchased in 1994 or 1993. Management has the authority to repurchase 17 million additional shares through December 1997.

NEW ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board issued FAS 123, "Accounting for Stock-Based Compensation," in October 1995. The new accounting standard will require the company to value all stock-based compensation based on the estimated fair market value at the grant date and spread the deemed cost over the vesting period. The standard permits a choice of whether to charge operations or disclose the calculated cost as pro forma information. The new standard requires disclosure, beginning in 1996, of the deemed cost effective with 1995 grants. The company has not yet quantified its cost or determined its method of compliance with the new standard.

   Effective January 1, 1995, the company adopted FAS 116, "Accounting for Contributions Received and Contributions Made." The effect of implementing FAS 116 was insignificant. Ameritech has established and funded a charitable foundation through which charitable contributions are made.

   Effective January 1, 1994, the company adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1995 and 1994, the company had recorded its debt and equity investments classified as "available for sale" at fair value under the provisions of FAS 115 and recorded an unrealized holding gain as a separate component of shareowners' equity. The effect of implementing FAS 115 was not material.

OTHER MATTERS

COMPETITION The communications industry is undergoing significant changes. Local exchange carriers and long distance service companies, cable TV companies, cellular service providers, computer companies and the entertainment and information services industries are converging, forming alliances and positioning to provide a variety of services. Market convergence, already a reality, intensified in 1995. Regulatory, legislative and judicial decisions, and technological advances, as well as heightened customer interest in advanced communications, have expanded the types of available communications services and products, as well as the number of companies offering such services.

   The primary competitors in Ameritech's core business (local landline telephone service, wireless service and directories) historically have been other access providers, other wireless service providers and other advertising media. AT&T Corp., MCI Communications Corp. and other long distance providers are ready to offer local phone service in various parts of Ameritech's five-state region. Companies, such as AT&T Corp., with its acquisition of McCaw Cellular, have allied to form expanded cellular markets, creating the possibility of a wireless network with nationwide presence and brand-name recognition. Tele-Communications, Inc., Comcast Corp. and Cox Cable Communications are part of a cable company joint venture with Sprint that plans to offer alternative wireless and landline local service. Competitors of the directory publishing business are advertisers using traditional advertising media, such as television, radio, direct mail, billboards, interactive on-line services, and magazine and newspaper advertising. Today, many of the companies planning to provide local telephone service also have directory operations. Increased competition in the local exchange service

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                (dollars in millions, except per share amounts)


business, as well as the technological innovations rapidly spawned by that business, will further intensify competition in the directory business.

   As the company expands and diversifies into other areas, including video, home security, home shopping, the Internet, CD-ROM technology, on-line services, phone cards and global long distance service, the number and variety of competitors will grow dramatically. Much of the competition is from companies with substantial capital, technological and marketing resources, many of which do not face the same regulatory constraints as Ameritech. In pursuit of business opportunities outside of the U.S., Ameritech faces competition from other regional holding companies (RHCs), long distance service providers and a variety of foreign entities. Notwithstanding the potential for an adverse effect on many revenue streams of the company, Ameritech expects to capture a major share of the expected growth in the communications marketplace. Building on its strengths, the company plans to branch into new services that are logical extensions of its core business, exporting its expertise to customers around the world.

   As the communications industry expands and converges, Ameritech is positioned to compete aggressively in new and existing markets, all of which are expanding at rates far in excess of historical levels.

   Regulatory reform continues to be one of the most significant issues facing the communications industry today. The company believes that relief from excessive regulation will benefit customers and ultimately shareowners by enabling the company to compete effectively and meet customers' expanding needs. Aggressively promoting its Customers First plan to open its network to competitors, the company is preparing to enter the interLATA long distance market. Ameritech is seeking relief before regulatory agencies from the restraints, laws and regulations that impose restrictions on its current business and curtail its future business offerings.

   The company's competitive strategy includes positioning itself to take advantage of future opportunities by streamlining its processes, reducing staff and cutting costs to continue to be the most efficient of the RHCs.

   On the national level, the Telecommunications Act of 1996 was signed into law by the President on February 8, 1996. This legislation defines the conditions under which Ameritech will be permitted to offer interLATA long distance service and provides certain mechanisms intended to facilitate local exchange competition. This legislation, in addition to allowing Ameritech to offer interLATA long distance services, will allow competitors into the company's traditional local exchange markets. Management believes the legislation gives the company an opportunity to expand its revenue base by providing long distance services, while retaining lower-margin access revenues as other local service providers, acting as resellers, continue to use Ameritech's network facilities.

   Ameritech has negotiated local network resale agreements with MFS Intelenet and U.S. Network Corp. These companies plan to begin providing local exchange service in Chicago in 1996. Negotiations with AT&T Corp. and other companies for similar local resale agreements continue.

   In FCC auctions held earlier in 1995, the company was the successful bidder for two broadband PCS licenses in Cleveland and Indianapolis. These licenses cover an area of almost 8 million potential customers and will provide an effective complement to the company's existing cellular and landline networks. Ameritech plans to offer PCS service to customers in these markets in 1997. In 1994, the company won the narrowband PCS license to provide two-way paging in the Midwest. These licenses will provide new revenue opportunities for the company. However, new competitors will be entering wireless markets currently served by Ameritech on a duopoly basis.

   In the face of regulatory uncertainty over the video dialtone rules, Ameritech became the first RHC to enter the video business as a cable TV provider. A separate subsidiary was created to build stand-alone cable systems and purchase and develop programming content. This subsidiary will compete directly with current cable television enterprises. Initially, the company plans to offer 80 to 90 channels. In the future, services will be expanded to include home shopping, games and interactive services.

YEAR-END STOCK PRICE (in dollars, adjusted for stock splits)
-------------------------------------------------------------
85----17.75

86------------22.00

87--------21.13

88----------------23.88

89----------------------------34.00

90------------------------33.38

91--------------------31.75

92--------------------------------35.63

93------------------------------------38.38

94----------------------------------------40.38

95--------------------------------------------58.88
=============================================================
Ameritech's stock price rose 45.8% in 1995 to $58.88.

BUSINESS UNITS Although the company continues to operate solely in the communications industry, it has restructured its business into separate units. Each company customer is assigned to a business unit based on the type of revenue generated. Revenues by business unit are as follows:

                              1995    1994
------------------------------------------
Consumer.....................  32%     33%
Custom, enhanced and small
 business....................  27      28
Long distance*...............  14      16
Advertising..................   8       8
Cellular, including paging...   8       7
All other....................  11       8
   Total..................... 100%    100%
==========================================

*Long distance relates closely to the revenue intrastate network access, excluding end-user categories of interstate and charges.

                             Report of Management


Shareowners
Ameritech Corporation

The consolidated financial statements were prepared in accordance with generally accepted accounting principles that required the use of estimates and judgment. Management prepared these statements and other information in the annual report and is responsible for their integrity and objectivity.

   The company's consolidated financial statements have been audited by Arthur Andersen LLP. Management has made available to Arthur Andersen LLP all the company's financial records and related data, as well as the minutes of meetings of shareowners and directors. Management believes that all representations made to Arthur Andersen LLP were valid and appropriate.

   Management maintains a system of internal control over the preparation of its published financial statements, which provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The internal control system provides appropriate division of responsibility and written policies and procedures are communicated to employees and updated as necessary. Management is responsible for proactively fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct.

   The company maintains a strong internal auditing program to assess the effectiveness of internal controls and recommend possible improvements. As part of their audit of the consolidated financial statements, Arthur Andersen LLP considered the internal control system to determine the nature, timing and extent of necessary audit tests. Management has considered the recommendations of its internal auditors and Arthur Andersen LLP concerning the company's system of internal control, and has responded appropriately.

   Management assessed the company's internal control system in relation to criteria for effective internal control. These criteria consist of five interrelated components, which are: control environment, risk assessment, control activities, information and communication, and monitoring. Based on its assessment, management believes that, as of December 31, 1995, its system of internal control has met these criteria.

   The Board of Directors, through its audit committee which is composed solely of outside directors, serves in an oversight capacity to assure the integrity and objectivity of the company's financial reporting process. The roles of the committee include monitoring the company's accounting and financial controls and assuring the independence of Arthur Andersen LLP. Both the internal auditors and the independent public accountants have complete access to the committee and periodically meet with the committee, with and without management present.


Sincerely,


/s/ Richard C. Notebaert                      /s/ Betty F. Elliott
Richard C. Notebaert                          Betty F. Elliott
Chairman and Chief Executive Officer          Vice President and Comptroller
January 17, 1996

                   Report of Independent Public Accountants


Board of Directors
Ameritech Corporation

We have audited the accompanying consolidated balance sheets of Ameritech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameritech Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 4 to the consolidated financial statements, the company discontinued applying the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1994.


/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chicago, Illinois
January 17, 1996

                             Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
Ameritech Corporation and Subsidiaries

                                                              Year ended December 31
                                                       -------------------------------------
(dollars in millions, except per share amounts)          1995          1994          1993
--------------------------------------------------------------------------------------------
Revenues............................................   $13,427.8     $12,569.5     $11,864.7
                                                       =====================================
Operating expenses
  Employee-related expenses.........................     3,623.3       3,612.3       3,560.3
  Depreciation and amortization.....................     2,177.1       2,204.7       2,162.1
  Other operating expenses..........................     3,911.1       3,418.2       3,006.0
  Restructuring (credits) charges...................      (134.5)        728.1            --
  Taxes other than income taxes.....................       547.8         576.9         578.1
                                                       -------------------------------------
                                                        10,124.8      10,540.2       9,306.5
                                                       -------------------------------------
Operating income....................................     3,303.0       2,029.3       2,558.2
Interest expense....................................       468.9         434.8         453.0
Other income, net...................................       260.0         146.9         117.3
                                                       -------------------------------------
Income before income taxes and extraordinary item...     3,094.1       1,741.4       2,222.5
Income taxes........................................     1,086.5         571.0         709.7
                                                       -------------------------------------
Income before extraordinary item....................     2,007.6       1,170.4       1,512.8
Extraordinary item..................................          --      (2,234.0)           --
                                                       -------------------------------------
Net income (loss)...................................   $ 2,007.6     $(1,063.6)    $ 1,512.8
                                                       =====================================
Earnings (loss) per common share
  Income before extraordinary item..................   $    3.63     $    2.13     $    2.78
  Extraordinary item................................          --         (4.07)           --
                                                       -------------------------------------
  Net income (loss).................................   $    3.63     $   (1.94)    $    2.78
                                                       =====================================
Average common shares outstanding (millions)........       553.6         549.2         544.1
============================================================================================

The accompanying notes are an integral part of the financial statements.

                       Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Ameritech Corporation and Subsidiaries

                                                                                            As of December 31
                                                                                         -----------------------
(dollars in millions)                                                                         1995          1994
----------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and temporary cash investments................................................    $   131.3     $    73.7
  Receivables, less allowance for uncollectibles of $166.2 and $147.3, respectively..      2,774.3       2,300.0
  Material and supplies..............................................................        204.9         203.7
  Prepaid and other..................................................................        341.9         313.2
                                                                                         -----------------------
                                                                                           3,452.4       2,890.6
                                                                                         -----------------------

Property, plant and equipment
  In service.........................................................................     30,477.6      29,200.4
  Under construction.................................................................        396.1         345.3
                                                                                         -----------------------
                                                                                          30,873.7      29,545.7
  Less, accumulated depreciation.....................................................     17,416.9      16,091.2
                                                                                         -----------------------
                                                                                          13,456.8      13,454.5
                                                                                         -----------------------
Investments, primarily international.................................................      1,497.0       1,197.0
                                                                                         -----------------------
Other assets and deferred charges....................................................      3,536.4       2,404.7
                                                                                         -----------------------
Total assets.........................................................................    $21,942.6     $19,946.8
                                                                                         =======================

Liabilities and Shareowners' Equity
Current liabilities
  Debt maturing within one year......................................................    $ 2,137.9     $ 1,898.3
  Accounts payable...................................................................      1,792.3       1,546.3
  Other..............................................................................      1,831.7       1,711.5
                                                                                         -----------------------
                                                                                           5,761.9       5,156.1
                                                                                         -----------------------
Long-term debt.......................................................................      4,513.2       4,447.9
                                                                                         -----------------------
Deferred credits and other long-term liabilities
  Accumulated deferred income taxes..................................................        782.4         611.0
  Unamortized investment tax credits.................................................        207.9         255.8
  Postretirement benefits other than pensions........................................      2,966.9       2,915.0
  Other..............................................................................        695.8         505.9
                                                                                         -----------------------
                                                                                           4,653.0       4,287.7
                                                                                         -----------------------
 Shareowners' equity
  Common stock, par value $1; 1.2 billion shares authorized, 587,612,000 issued......        587.6         587.6
  Proceeds in excess of par value....................................................      5,613.9       5,520.9
  Reinvested earnings................................................................      2,208.8       1,325.3
  Treasury stock, at cost (33,773,000 shares in 1995 and 36,150,000 in 1994).........       (986.6)       (977.0)
  Deferred compensation..............................................................       (329.2)       (396.0)
  Currency translation adjustments...................................................        (85.4)        (15.9)
  Other, net.........................................................................          5.4          10.2
                                                                                         -----------------------
                                                                                           7,014.5       6,055.1
                                                                                         -----------------------
Total liabilities and shareowners' equity............................................    $21,942.6     $19,946.8
================================================================================================================

The accompanying notes are an integral part of the financial statements.

                                                 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
Ameritech Corporation and Subsidiaries

                                                                Shareowners' Equity
                                 --------------------------------------------------------------------------------
                                                  Proceeds                                                        Common  Treasury
                                                 in excess                                       Currency         Shares    Common
                                          Common        of Reinvested   Treasury     Deferred Translation  Other, Issued    Shares
(dollars in millions)              Total   Stock Par Value  Earnings       Stock Compensation Adjustments     net  (000)     (000)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1992... $ 6,992.2  $587.6 $5,378.0  $ 2,955.7  $(1,272.8) $(507.7)     $(137.8)    $(10.8) 587,612  47,268
Net income....................   1,512.8                     1,512.8
Dividends declared
  ($1.86 per share)...........  (1,013.2)                   (1,013.2)
Treasury stock activity
  Purchases...................      (1.9)                                  (1.9)                                               53
  Issuances
    Employee benefit plans....     109.5             23.9                  85.6                                            (3,230)
    Dividend reinvestment and
      stock purchase plan.....     122.2             38.2                  84.0                                            (3,118)
    Other.....................       0.1                                    0.1                                                (4)
Reduction of LESOP debt.......      39.2                                            39.2
Other.........................      22.2             14.7                                                    7.5
Translation adjustments.......      61.5                                                         61.5
                               ---------------------------------------------------------------------------------------------------
Balances, December 31, 1993...   7,844.6   587.6  5,454.8    3,455.3   (1,105.0)  (468.5)       (76.3)     (3.3)  587,612  40,969
Net loss......................  (1,063.6)                   (1,063.6)
Dividends declared
  ($1.94 per share)...........  (1,066.4)                   (1,066.4)
Treasury stock activity
  Purchases...................      (3.6)                                  (3.6)                                               88
  Issuances
    Employee benefit plans....      36.0              5.0                  31.0                                            (1,179)
    Dividend reinvestment and
      stock purchase plan.....     149.9             49.6                 100.3                                            (3,715)
    Other.....................      (0.7)            (1.0)                  0.3                                               (13)
Reduction of LESOP debt.......      72.5                                            72.5
Other.........................      26.0             12.5                                                   13.5
Translation adjustments.......      60.4                                                         60.4
                               ---------------------------------------------------------------------------------------------------
Balances, December 31, 1994...   6,055.1   587.6  5,520.9    1,325.3     (977.0)  (396.0)       (15.9)      10.2  587,612  36,150
Net income....................   2,007.6                     2,007.6
Dividends declared
  ($2.03 per share)...........  (1,124.1)                   (1,124.1)
Treasury stock activity
  Purchases...................    (161.9)                                (161.9)                                            3,196
  Issuances
    Employee benefit plans....      81.6             12.9                  68.7                                            (2,530)
    Dividend reinvestment and
      stock purchase plan.....     144.7             61.1                  83.6                                            (3,043)
Reduction of LESOP debt.......      66.8                                            66.8
Other.........................      14.2             19.0                                                   (4.8)
Translation adjustments.......     (69.5)                                                       (69.5)
                               ---------------------------------------------------------------------------------------------------
Balances, December 31, 1995... $ 7,014.5  $587.6 $5,613.9  $ 2,208.8  $  (986.6) $(329.2)     $ (85.4)    $  5.4  587,612  33,773
==================================================================================================================================

The accompanying notes are an integral part of the financial statements.

                                         Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Ameritech Corporation and Subsidiaries

                                                                        Year ended December 31
                                                                 ---------------------------------
(dollars in millions)                                                 1995        1994        1993
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss).............................................. $ 2,007.6   $(1,063.6)  $ 1,512.8
 Adjustments to net income (loss)
  Extraordinary item............................................        --     2,234.0          --
  Restructuring (credits) charges, net of tax...................     (78.7)      455.8          --
  Depreciation and amortization.................................   2,177.1     2,204.7     2,162.1
  Deferred income taxes, net....................................     149.0        69.6        (9.6)
  Investment tax credits, net...................................     (47.9)      (52.2)      (74.4)
  Capitalized interest..........................................     (19.7)      (13.3)      (11.3)
  Provision for uncollectibles..................................     209.5       183.1       154.3
  Change in accounts receivable.................................    (683.8)     (407.4)     (227.8)
  Change in material and supplies...............................     (14.8)      (76.3)       17.3
  Change in other current assets................................      (7.8)      (30.2)      (25.0)
  Change in accounts payable....................................     246.0       331.8      (114.5)
  Change in certain other current liabilities...................    (118.6)     (159.4)      139.3
  Change in certain noncurrent assets and liabilities...........    (154.3)     (276.8)     (333.1)
  Gain on exchange of cellular minority interests...............     (65.8)         --          --
  Gain from sale of shares in Telecom
   Corporation of New Zealand Limited...........................        --          --       (85.7)
  Other.........................................................     (41.2)       30.0        84.2
                                                                 ---------------------------------
NET CASH FROM OPERATING ACTIVITIES..............................   3,556.6     3,429.8     3,188.6
                                                                 ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures, net......................................  (2,120.1)   (1,876.6)   (2,092.4)
 Additional investments including acquisition of new companies..    (895.1)     (589.6)     (471.2)
 Net proceeds from exchange of cellular minority interests......      60.7          --          --
 Proceeds from sale of shares in
  Telecom Corporation of New Zealand Limited....................        --          --       280.6
 Other investing activities, net................................      72.5        74.0         3.2
                                                                 ---------------------------------
NET CASH FROM INVESTING ACTIVITIES..............................  (2,882.0)   (2,392.2)   (2,279.8)
                                                                 ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net change in short-term debt..................................     217.2      (416.2)      493.4
 Issuance of long-term debt.....................................     194.5       645.3       925.1
 Retirement of long-term debt...................................     (84.1)     (568.7)   (1,458.4)
 Dividend payments..............................................  (1,106.7)   (1,053.1)     (999.4)
 Repurchase of common stock.....................................    (161.9)       (3.6)       (0.4)
 Proceeds from reissuance of treasury stock.....................     226.3       187.7       226.4
 Issuance of preferred stock in subsidiary......................      60.0        85.0          --
 Other financing activities, net................................      37.7         3.8       (32.0)
                                                                 ---------------------------------
NET CASH FROM FINANCING ACTIVITIES..............................    (617.0)   (1,119.8)     (845.3)
                                                                 ---------------------------------

Net increase (decrease) in cash and temporary cash investments..      57.6       (82.2)       63.5
Cash and temporary cash investments, beginning of year..........      73.7       155.9        92.4
                                                                 ---------------------------------
Cash and temporary cash investments, end of year................ $   131.3   $    73.7   $   155.9
==================================================================================================

The accompanying notes are an integral part of the financial statements.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Ameritech Corporation (Ameritech or the company), one of the world's largest communications companies, provides a wide array of local phone, data and other services to over 13 million customers (primarily in Illinois, Indiana, Michigan, Ohio and Wisconsin). The company also owns interests in telecommunications companies in Europe and the Pacific Rim.

   Ameritech serves almost 1.9 million cellular and 745,000 paging customers, and has cellular interests in China, Norway and Poland. Ameritech also owns interests in telecommunications companies in New Zealand and Hungary and in business directories in Germany and other countries.

   See discussion of competition in Other Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 30 and 31.

CONSOLIDATION The consolidated financial statements include the accounts of Ameritech and all of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

BASIS OF ACCOUNTING The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In 1994, Ameritech discontinued accounting for its landline communications subsidiaries under Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation" (see Note 4). The Ameritech landline communications subsidiaries are Illinois Bell Telephone Company; Indiana Bell Telephone Company, Incorporated; Michigan Bell Telephone Company; The Ohio Bell Telephone Company; and Wisconsin Bell, Inc.

USE OF ESTIMATES The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MATERIAL AND SUPPLIES Inventories of new and reusable material and supplies are stated at the lower of cost or market, with cost generally determined on an average-cost basis.

INCOME TAXES Ameritech and its subsidiaries file a consolidated federal income tax return. In 1993, the company adopted FAS 109, "Accounting for Income Taxes." The new accounting method is essentially a refinement of the liability method previously followed by the company and, accordingly, did not have a significant impact on the company's financial statements upon adoption.

   Deferred tax assets and liabilities are determined at the end of each period, based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The company also provides deferred income taxes on undistributed equity earnings from foreign investments where it does not control the dividend flow back to the United States.

   At December 31, 1995 the company had recorded deferred tax assets of $81.9 million, reflecting the benefit of certain tax attributes such as acquired net operating loss carryforwards and excess foreign tax credits. These tax attributes expire between 1996 and 2005. Realization of these benefits is dependent upon certain types of income being generated. Due to the uncertainty of realization of a portion of these assets, management has established a valuation allowance of $65.2 million.

   The Ameritech landline communications subsidiaries use the deferral method of accounting for investment tax credits whereby credits realized are being amortized as reductions in tax expense over the life of the asset that gave rise to the credits.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated principally at original cost. The provision for depreciation is based principally on straight-line remaining life and straight-line equal life group methods of depreciation applied to individual categories of plant with similar characteristics. As a result of discontinuing the application of FAS 71 in 1994, the company recognized shorter, more economically realistic lives and increased its accumulated depreciation balance by $3.7 billion (see Note 4).

   The following is a summary of average lives (in years) before and after the discontinuation of FAS 71.

Asset Category                                Before         After
------------------------------------------------------------------
Central office equipment
 Digital switching.........................       17             7
 Analog switching..........................  up to 4      obsolete
 Circuit accounts..........................     8-12             7
Copper and fiber cable and wire facilities.    20-32            15
All other..................................  various       various
==================================================================

Generally, when depreciable plant is retired, the amount at which such plant has been carried in property, plant and equipment is charged to accumulated depreciation. The cost of maintenance and repair of plant is charged to expense.

   Property, plant and equipment is used predominantly in Illinois, Indiana, Michigan, Ohio and Wisconsin.

TEMPORARY CASH INVESTMENTS Temporary cash investments are stated at cost, which approximates market. All highly

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


liquid, short-term investments with an original maturity of three months or less are considered to be cash equivalents.

ADVERTISING COSTS Advertising costs are charged to operations as incurred.

REVENUE RECOGNITION The company recognizes revenue as earned. The company primarily accounts for its directory advertising revenues as billed over the term of the related directory (usually one year) and amortizes production costs, which are deferred when incurred, to match the related revenues.

INTANGIBLES Intangibles, including goodwill, arising from the acquisition of companies are amortized over the anticipated period of benefit, not to exceed 40 years.

TRANSLATION ADJUSTMENTS The assets and liabilities relating to the company's share of significant foreign operations are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated to U.S. dollars using average rates for the year. Translation adjustments are accumulated and recorded as a separate component of shareowners' equity.

RECLASSIFICATIONS In 1994, the company made certain reclassifications, which were applied retroactively to its financial statements to correspond to financial reporting for unregulated enterprises.

-------------------------------------------------------------
[+51.9% is featured in the         1995 total
accompanying graphic with          return to Ameritech
the caption, TOTAL RETURN]         shareowners, including
                                   price appreciation
                                   plus reinvested dividends,
                                   was 51.9%.
--------------------------------------------------------------

2.  INVESTMENTS

TELECOM CORPORATION OF NEW ZEALAND LIMITED In September 1990, Ameritech and Bell Atlantic Corporation purchased all of the shares of Telecom Corporation of New Zealand Limited (New Zealand Telecom), the state-owned telephone company in New Zealand. The company's share of the purchase price was about $1.2 billion.

   After stock sales required by the New Zealand government in the purchase agreement, which were completed in September 1993, the company's share of ownership is 24.8%. Such sales resulted in gains with cash proceeds to the company of $676.1 million.

   The investment in New Zealand Telecom is accounted for under the equity method. Goodwill of approximately $290 million associated with this investment is being amortized on a straight-line basis over a period of 40 years.

   The company owned 469,060,000 shares of New Zealand Telecom at December 31, 1995. Shares of New Zealand Telecom are publicly traded. Based on the year-end 1995 closing price of individual New Zealand Telecom shares, the aggregate value of the company's shares was about US $2.0 billion. However, New Zealand Telecom shares are thinly traded with approximately 50% of the company owned by Ameritech and Bell Atlantic Corporation.

   During the first quarter of 1994 the company received a cash distribution totaling $67.1 million from New Zealand Telecom as a result of a capital restructuring.

MATAV INVESTMENTS In December 1993, a holding company (MagyarCom), owned equally by Ameritech and Deutsche Telekom AG, purchased a 30% share in the Hungarian telecommunications company, MATAV. Ameritech's purchase price for its 15% share of MATAV was $437.5 million. A significant portion of the purchase price was for a capital infusion into MATAV and receipt of a concession license from the Hungarian government. On December 22, 1995, Ameritech, through MagyarCom, purchased an additional 18.5% share of MATAV from the Hungarian government for $405.3 million. Ameritech accounts for its effective 33.5% share of MATAV using the equity method. Goodwill from these transactions approximates $410 million and is being amortized over 40 years.

SUMMARY OF NONCONSOLIDATED INVESTMENTS A summary of the company's investments, which have not been consolidated, follows:

                                         1995       1994
--------------------------------------------------------
New Zealand Telecom................  $  643.6   $  629.5
MATAV..............................     722.8      409.4
Other international investments....      20.3       31.3
                                     --------   --------
 Total international investments...   1,386.7    1,070.2
Domestic investments...............     110.3      126.8
                                     --------   --------
 Total investments.................  $1,497.0   $1,197.0
========================================================

The following unaudited summary presents Ameritech's proportional (pro rata) interest in the summarized financial information of investments accounted for under the equity method:

Year Ended December 31,         1995       1994     1993
--------------------------------------------------------
Revenues..................  $  745.7   $  592.6   $371.9
Costs and expenses........     641.3      502.9    348.1
                            --------   --------   ------
Net income................  $  104.4   $   89.7   $ 23.8
                            --------   --------   ------

As of December 31,              1995       1994
-----------------------------------------------
 Assets*..................  $2,414.9   $1,743.1
 Liabilities..............   1,026.5      669.9
                            --------   --------
 Net equity...............  $1,388.4   $1,073.2
========================================================

*Includes goodwill associated with Ameritech's investments.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


OTHER INVESTMENTS In October 1995 and December 1994, the company purchased two security monitoring businesses. These businesses have been consolidated in the accompanying financial statements from the date of acquisition using the purchase method of accounting. The combined historical annual revenues of the acquired security monitoring businesses are about $250 million. The company offers its security monitoring services through subsidiaries doing business as SecurityLink(SM) from Ameritech. These wholly owned subsidiaries design, install, monitor and maintain security systems for approximately 340,000 customers throughout the United States and Canada.

OTHER TRANSACTIONS In 1995, the company purchased in the Federal Communications Commission's auction, for $158.1 million, broadband personal communications services (PCS) licenses in the Indianapolis and Cleveland markets. This is in addition to the narrowband licenses obtained in 1994 to offer two-way paging in the Midwest. These licenses will complement the company's wireless strategy and have been classified as other assets and deferred charges in the accompanying consolidated balance sheets. Amortization of these licenses has not yet begun as the related operations have not yet commenced.

   In May 1994, Ameritech invested $472.5 million in a newly formed subsidiary of General Electric Company (GE). The new subsidiary (GEIS) provides electronic data interchange and electronic commerce. Ameritech's investment is in the form of a four-year interest bearing convertible debenture, which, if legal restrictions are removed, converts into a 30% equity interest in GEIS. The debenture has been guaranteed as to repayment by GE. Ameritech may extend the term of the debenture by one year under certain circumstances. The debenture has been classified as other assets and deferred charges in the accompanying consolidated balance sheets.

   See also Note 15 for a discussion of the company's pending investment in Belgacom S.A.

3.  INCOME TAXES

The components of income tax expense follow:

                                                     1995      1994      1993
------------------------------------------------------------------------------
Federal
 Current..................................       $  821.2   $ 733.4    $713.7
 Deferred, net............................          181.0    (196.3)    (24.4)
 Investment tax credits, net..............          (47.9)    (52.2)    (74.4)
                                                 ----------------------------
 Total....................................          954.3     484.9     614.9
                                                 ----------------------------
State, local and foreign
 Current..................................          108.4      92.6      80.0
 Deferred, net............................           23.8      (6.5)     14.8
                                                 ----------------------------
 Total....................................          132.2      86.1      94.8
                                                 ----------------------------
Total income tax expense..................       $1,086.5   $ 571.0    $709.7
=============================================================================

Total income taxes paid were $890.4 million, $903.6 million and $774.4 million in 1995, 1994 and 1993, respectively.

   The following is a reconciliation between the statutory federal income tax rate for each of the past three years and the company's effective tax rate:

                                    1995   1994   1993
------------------------------------------------------
Statutory tax rate................. 35.0%  35.0%  35.0%
State income taxes,
 net of federal benefit............  2.8    3.2    2.8
Reduction in tax expense
  due to amortization of
  investment tax credits........... (1.0)  (2.8)  (3.3)
Effect of adjusting deferred
 income tax balances due
 to tax law changes................   --     --   (1.1)
Benefit of tax rate differential
 under FAS 71 applied
 to reversing temporary
 differences.......................   --   (3.0)  (2.2)
Other.............................. (1.7)   0.4    0.7
                                    ------------------
Effective tax rate................. 35.1%  32.8%  31.9%
======================================================

   The statutory federal income tax rate was increased to 35% in 1993. Deferred income tax balances were adjusted to reflect the enacted tax rate.

   Income tax expense in 1995 was reduced by $15.9 million as a result of a portion of the beginning of year valuation allowances no longer being required.

   As of December 31, 1995 and 1994, the components of long-term accumulated deferred income taxes were as follows:

                                   1995       1994
--------------------------------------------------
Deferred tax assets
 Postretirement and
  postemployment benefits..... $1,171.8   $1,148.6
 Other........................    240.7      141.2
                               -------------------
                                1,412.5    1,289.8
                               -------------------

Deferred tax liabilities
 Accelerated depreciation.....  1,540.4    1,488.2
 Prepaid pension cost.........    368.4      170.7
 Other........................    286.1      241.9
                               -------------------
                                2,194.9    1,900.8
                               -------------------

Net deferred tax liability.... $  782.4   $  611.0
==================================================

   Deferred income taxes in current assets and liabilities are not shown as they are not significant. The company has valuation allowances against certain deferred tax assets aggregating $65.2 million and $65.0 million at December 31, 1995 and 1994, respectively.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


4.  DISCONTINUATION OF REGULATORY ACCOUNTING - FAS 71

In the fourth quarter of 1994, having achieved price regulation in all five states in which it operates and recognizing increased competition, the company concluded that GAAP prescribed by FAS 71 was no longer appropriate.

   As a result of discontinuing the application of FAS 71, the company recorded an extraordinary noncash after-tax charge of $2.2 billion in 1994. The following table is a summary of the extraordinary charge.

                                              Pretax  After-tax
----------------------------------------------------------------
Increase to the accumulated
 depreciation balance...................... $3,658.5   $2,288.5
Elimination of other net
 regulatory assets.........................    126.2       77.9
Tax-related net regulatory liabilities.....       --      (86.1)
Accelerated amortization of tax credits....       --      (46.3)
                                            -------------------
                                            $3,784.7   $2,234.0
===============================================================

   The adjustment of $3.7 billion to net communications plant was necessary because estimated useful lives and depreciation methods historically prescribed by regulators did not keep pace with rapid technological changes and differed significantly from those used by unregulated enterprises. Plant balances were adjusted by increasing the accumulated depreciation balance. The necessary adjustment was determined by a discounted cash flow analysis which considered technological changes, capital requirements and estimated impacts of future competition. To corroborate this study, a depreciation reserve study was also performed that identified inadequate accumulated depreciation levels by individual asset categories. The company believes these levels developed over the years as a result of the systematic underdepreciation of assets resulting from the regulatory process.

   When adjusting its net communications plant, the company gave effect to shorter, more economically realistic lives, as previously outlined in Note 1.

   The discontinuance of FAS 71 also required the company to eliminate from its consolidated balance sheet the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to FAS 71, but would not have been recognized as assets and liabilities by enterprises in general.

   The elimination of other net regulatory assets primarily related to certain deferred vacation pay, debt financing costs, and certain deferred assets.

   Additionally, at the time the company discontinued the application of FAS 71, the income tax-related regulatory assets and liabilities were eliminated and deferred tax balances adjusted to reflect application of FAS 109 consistent with other unregulated enterprises. As asset lives were shortened, the related unamortized investment tax credits deemed already earned were credited to income.

   The effects on the company's consolidated financial statements going forward without FAS 71 are discussed on pages 28 and 29.

5.  PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

                                        1995        1994
--------------------------------------------------------
Land.............................  $   139.6   $   140.0
Buildings........................    2,991.6     2,993.1
Central office equipment.........   12,108.3    11,490.5
Cable, wiring and conduit........   12,371.6    11,954.8
Other............................    2,866.5     2,622.0
                                   ---------------------
                                    30,477.6    29,200.4
Under construction...............      396.1       345.3
                                   ---------------------
                                    30,873.7    29,545.7
Less, accumulated depreciation...   17,416.9    16,091.2
                                   ---------------------
                                   $13,456.8   $13,454.5
========================================================

   Depreciation expense on property, plant and equipment was $2,089.5 million, $2,104.2 million and $2,073.8 million in 1995, 1994 and 1993, respectively.

--------------------------------------------------
Ameritech's              [$3.63 is featured in the
reported earnings        accompanying graphic with
per share rose to        the caption, EARNINGS PER
$3.63 in 1995.           SHARE]
--------------------------------------------------

6.  EMPLOYEE BENEFIT PLANS

PENSION PLANS The company maintains noncontributory defined benefit pension plans covering substantially all employees and death benefit plans for nonmanagement employees. The management plan was amended effective May 1, 1995. The pension benefit formula now used in the determination of pension cost is based on the highest consecutive 36 months (3 year) average pay out of the last 60 consecutive months to which pension credits earned for each year of service are applied to determine an individual's lump-sum pension benefit. (Management employees who were within five years of reaching service pension eligibility as of May 1, 1995, are entitled to the higher of the new plan formula or the prior plan formula.) Pension cost under the nonmanagement plan is determined using a flat dollar amount per year of service. The nonmanagement plan was amended effective October 1, 1995, to provide for improved benefits following union contract ratification.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


   The company's funding policy is to contribute an amount up to the maximum that can be deducted for federal income tax purposes. However, due to the funded status of the plans, no contributions have been made for the years reported below.

   Pension expense was determined using the projected unit credit actuarial method. The resulting pension credits are primarily attributable to past favorable investment performance and the funded status of the plans.

   The components of pension cost (credits) follow:

                                       1995         1994        1993
--------------------------------------------------------------------
Benefits earned during
 the year........................ $   138.7    $   214.6   $   221.4
Interest cost on projected
 benefit obligation..............     494.1        524.2       585.0
Actual return on plan assets.....  (1,797.4)        73.0    (1,426.1)
Net amortization and deferral....   1,023.8     (1,018.1)      512.6
                                  ---------    ---------   ---------
Net pension credits.............. $  (140.8)   $  (206.3)  $  (107.1)
====================================================================

  The funded status of the plans follows:

                                                  1995         1994
-------------------------------------------------------------------
Actuarial present value of
 accumulated plan benefits
 Vested...................................   $ 6,180.6    $ 6,076.0
 Nonvested................................       828.5        869.3
                                             ----------------------
 Total....................................   $ 7,009.1    $ 6,945.3
                                             ======================
Fair value of plan assets.................   $10,974.4    $10,867.9
Actuarial present value of
 projected benefit obligation.............    (7,620.5)    (7,540.4)
Unrecognized net asset resulting
 from initial adoption of FAS 87..........      (892.1)    (1,173.8)
Unrecognized net gains....................    (1,860.0)    (1,945.4)
Unrecognized prior service cost...........       331.2        270.8
                                             ----------------------
Prepaid pension cost......................   $   933.0    $   479.1
===================================================================

   The assets of the pension plans consist principally of debt and equity securities, fixed income instruments and real estate. The assumed long-term rate of return on plan assets used in determining pension cost was 7.25% for 1995, 1994 and 1993. The assumed discount rate used to determine the projected benefit obligation was 6.9% as of December 31, 1995, and 7.2% as of December 31, 1994, while the assumed rate of increase in future compensation levels, also used in the determination of the projected benefit obligation, was 4.5% in 1995 and 1994.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS The company sponsors health care and life insurance plans which provide noncontributory postretirement benefits to substantially all of its retirees and their dependents. The company accrues the cost of postretirement benefits granted to employees as expense over the period in which the employee renders service and becomes eligible to receive benefits. The cost of postretirement health care and life insurance benefits for current and future retirees was recognized as determined under the projected unit credit actuarial method.

   The company has provided for part of the cost of these plans by making contributions for health care benefits to voluntary employee benefit association trust funds (VEBAs) and maintains retirement funding accounts (RFAs) to provide life insurance benefits. The company intends to continue to fund the nonmanagement VEBA. During 1993 the company utilized approximately $90 million in excess pension plan assets to help pay the nonmanagement retiree health care obligation. Funding of the management VEBA was suspended effective in 1994, primarily due to a tax rate increase from 31.0% to 39.6% on its investment income. The nonmanagement VEBA and the RFAs earn income without tax. Plan assets consist principally of corporate securities and bonds.

--------------------------------------------------
Dividends               [$2.03 is featured in the
declared per            accompanying graphic with
share rose to           the caption, DIVIDENDS PER
$2.03 in 1995,          SHARE]
up 4.6% from
$1.94 in 1994.
--------------------------------------------------

   The components of postretirement benefit cost follow:

                                       1995      1994      1993
---------------------------------------------------------------
Retiree health care plans
 Benefits earned during the year... $  49.0    $ 75.5    $ 62.8
 Interest cost on accumulated
  postretirement benefit
  obligation (APBO)................   306.8     258.2     252.3
 Actual return on plan assets......  (112.9)     10.9     (43.3)
 Net amortization and deferral.....    57.1     (53.1)      4.1
                                    ---------------------------
                                      300.0     291.5     275.9
                                    ---------------------------
Retiree life plans
 Benefits earned during the year...     4.9       8.0       6.6
 Interest cost on APBO.............    32.6      30.6      29.8
 Actual return on plan assets......   (27.3)    (21.2)    (20.2)
 Net amortization and deferral.....    (7.7)    (13.1)    (15.8)
                                    ---------------------------
                                        2.5       4.3       0.4
                                    ---------------------------

Total postretirement
   benefit cost.................... $ 302.5    $295.8    $276.3
===============================================================

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


The APBO of the plans as of December 31, 1995 and 1994, follows:

                                                 1995        1994
-----------------------------------------------------------------
Retiree health care plans
 Retirees and dependents...................  $3,084.1    $2,303.9
 Fully eligible active plan participants...     285.8       270.0
 Other active plan participants............   1,269.0     1,081.6
                                             --------------------
 Total APBO................................   4,638.9     3,655.5
 Fair value of plan assets.................     916.3       764.0
                                             --------------------
 APBO in excess of plan assets.............   3,722.6     2,891.5
 Unrecognized net gain (loss)..............    (706.8)       74.4
                                             --------------------
 Accrued postretirement health
  care benefit obligation..................   3,015.8     2,965.9
                                             --------------------
Retiree life plans
 Retirees and dependents...................     370.4       258.5
 Fully eligible active plan participants...       0.6         1.0
 Other active plan participants............     140.1       115.5
                                             --------------------
 Total APBO................................     511.1       375.0
 Fair value of plan assets.................     452.5       450.0
                                             --------------------
 APBO in excess of
  (less than) plan assets..................      58.6       (75.0)
 Unrecognized net gain (loss)..............    (107.5)       24.1
                                             --------------------
 Prepaid postretirement
  life benefit obligation..................     (48.9)      (50.9)
                                             --------------------
Total accrued postretirement
 benefit obligation, net...................  $2,966.9    $2,915.0
=================================================================

The assumed discount rate used to measure the accumulated postretirement benefit obligation as of December 31, 1995, was 6.9% and 8.5% in 1994. The assumed rate of increase in future compensation levels was 4.5% in 1995 and 1994. The expected long-term rate of return on plan assets was 7.25% in 1995, 1994 and 1993 for the VEBAs and 8.0% in 1995, 1994 and 1993 for the RFAs. The assumed health care cost trend rate in 1995 was 8.8% and 9.2% in 1994 and is assumed to decrease gradually to 4.0% in 2007 and remain at that level. The assumed health care cost trend rate is 8.4% for 1996.

-------------------------------------------------
[+3.7% is featured in the        Ameritech
accompanying graphic with        cash flow
the caption, CASH FLOW           from operations
FROM OPERATIONS]                 increased 3.7%
                                 to $3,557
                                 million in 1995.
-------------------------------------------------

   The health care cost trend rate has a significant effect on the amounts reported for costs each year as well as on the accumulated postretirement benefit obligation. Specifically, increasing the assumed health care cost trend rate by one percentage point in each year would increase the aggregate of the service and interest cost components for 1995 by $45.7 million, and would have increased the accumulated postretirement benefit obligation as of December 31, 1995, by $509.5 million.

   As of December 31, 1995, the company had approximately 55,500 retirees eligible to receive health care and group life insurance benefits.

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS In 1989, the company created leveraged employee stock ownership plans (LESOPs) within its existing employee savings plans. To fund the LESOPs, the Trustee for the savings plans issued $665.0 million of debt, at 8.03% interest, payable in semiannual installments through 2001, which the company guaranteed. The Trustee used the proceeds to purchase at fair market value 22,566,276 shares of the company's common stock from the company's treasury. These shares are considered to be outstanding for earnings per share purposes. The Trustee repays the notes, including interest, with funds from the company's contributions to the savings plans, from dividends paid on the shares of company common stock held by the Trustee and with new loans from the company.

   As a result of the company's unconditional guarantee, the notes of the trusts are recorded as long-term debt and as deferred compensation in the consolidated balance sheets. Deferred compensation represents a reduction of shareowners' equity. Debt and deferred compensation are reduced as the Trustee makes principal payments. As of December 31, 1995, the company had $265.7 million in long-term debt and $63.5 million included in long-term debt maturing within one year with respect to the LESOP.

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

   Company matching contributions to the plans are recorded as compensation expense. Any change in the required contribution as a result of leveraging this obligation is recorded as a gain or loss in other income. The amount expensed and contributed to the LESOPs for 1995, 1994 and 1993 totaled $37.9 million, $56.0 million and $50.8

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


million, respectively. Interest expense incurred by the savings plans for 1995, 1994 and 1993 was $28.5 million, $33.3 million and $39.2 million, respectively. Dividends paid on shares of stock held by the Trustee used to partially satisfy debt repayment requirements were $42.0 million, $41.4 million and $40.1 million for 1995, 1994 and 1993, respectively. As of December 31, 1995, 12,984,497 shares have been allocated or been committed to employee accounts, leaving 9,581,779 shares unallocated. At December 31, 1994, 11,231,943 shares were allocated or committed to employee accounts, leaving 11,334,333 shares unallocated.

   In 1994, the company entered into an agreement to lend up to $99.0 million to one of the trusts through December 1, 2004. The Trustee borrowed $11.0 million at 7.8% from the company under this agreement in 1994, $17.9 million at 8.4% in 1995, and $17.1 million at 6.1% in 1996.

WORK FORCE AND OTHER RESTRUCTURING During March 1994, Ameritech announced a plan to reduce its existing nonmanagement work force. As of December 31, 1995, 11,500 employees have left the company as a result of this restructuring. See additional discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 27 and 28.

   As a result of this restructuring, a pretax charge of $728.1 million, or $455.8 million after-tax, was recorded in 1994. In 1995, a credit of $134.5 million, or $78.7 million after-tax, was recorded resulting primarily from settlement gains from lump-sum pension payments to former employees, net of additional restructuring charges of $131.8 million recorded in the fourth quarter of 1995. The fourth quarter restructuring charges include $73.7 million associated with increased force costs related to the restructuring started in 1994, as well as planned work force reductions due to consolidation of the company's data centers. In connection with this consolidation, an additional $58.1 million was recorded to write-down certain data processing equipment to estimated net realizable value. The cumulative gross program cost through December 31, 1995 totaled $1,238.1 million, partially offset by settlement gains of $644.5 million for an aggregate pretax net program cost of $593.6 million, or $377.1 million after-tax.

MANAGEMENT WORK FORCE REDUCTIONS Effective January 1, 1995, management employees who are asked to leave the company will receive a severance payment under the Management Separation Benefit Program. The company accounts for this benefit in accordance with FAS 112, "Employers' Accounting for Postemployment Benefits," accruing the separation cost when incurred. 1995 activity under this program included 450 employees.

   During 1994, 1,200 management employees left the company involuntarily. The net cost of these reductions, including termination benefits, settlement and curtailment gains from the pension plan, was a net credit to other operating expense of $37.4 million in 1995 and $55.5 million in 1994. The 1995 credit resulted from settlement gains from lump-sum pension payments to former employees.

   During 1993, about 1,200 management employees left the company involuntarily and another 500 employees left voluntarily. The net cost of these reductions, including termination benefits, settlement and curtailment gains from the pension plan, was a credit to other operating expense of $33.3 million.

   The involuntary plans are funded from company operations and required cash payments of $9.6 million, $41.2 million and $38.3 million in 1995, 1994 and 1993, respectively.

7.  FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table presents the estimated fair value of the company's financial instruments as of December 31, 1995 and 1994:

                              1995                1994
                     --------------------------------------
                      Carrying    Fair    Carrying    Fair
                       Value     Value     Value     Value
------------------------------------------------------------
Cash and temporary
 cash investments     $  131.3  $  131.3  $   73.7  $   73.7
Debt                   6,670.5   6,878.5   6,360.2   5,898.5
Other assets             905.3     908.9     833.6     846.8
Other liabilities        190.8     193.0     176.2     165.6
============================================================

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

OTHER ASSETS AND LIABILITIES These financial instruments consist primarily of long-term receivables, other investments, financial contracts, customer deposits, and preferred stock of a subsidiary. The fair values of these items were based on expected cash flows, available market prices or market comparables.

FINANCIAL CONTRACTS, INCLUDING DERIVATIVES The company occasionally enters into foreign currency forward contracts to hedge exposure to adverse exchange risk. Also, interest

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


rate swaps are used to manage interest rate exposure and better match debt obligations of the company with receivables from its leasing business as a lessor. Related gains and losses are reflected in net income. At December 31, 1995 and 1994, the company had contracts giving it the right to deliver foreign currency valued at $300.0 million and $9.0 million, respectively. At December 31, 1995 and 1994, the company had also entered into interest rate swap agreements to change the interest rate on notional amounts of $401.1 million and $253.0 million, respectively. Interest expense is adjusted to give effect to obligations under the swaps. The company is exposed to credit risk in the unlikely event of nonperformance by counterparties. At December 31, 1995, the fair value of these interest rate swaps was a loss of $16.9 million. At December 31, 1994, the fair value of the interest rate swaps was a gain of $7.2 million.

   The company uses derivatives in a limited way as a tool to manage the company's financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company. Derivatives are used to protect the cash flow of the company rather than generate income or engage in speculative activity. Leveraged derivatives are strictly prohibited.

8.  DEBT MATURING WITHIN ONE YEAR

Debt maturing within one year is included as debt in the computation of debt ratios and consists of the following as of December 31:

                                       1995        1994
-------------------------------------------------------
Notes payable
 Bank loans......................  $    3.5    $  116.5
 Commercial paper................   1,969.2     1,630.6
 Other...........................      11.3        19.7
Long-term debt maturing
 within one year.................     153.9       131.5
                                   --------------------
Total............................  $2,137.9    $1,898.3
                                   --------------------
Weighted average interest rate
on notes payable, year-end.......       6.0%        5.7%
=======================================================

   The company has a committed revolving credit facility of $1.0 billion. The fee for this facility is 0.05% per annum. This facility was not used during the three years ended December 31, 1995. In addition, Ameritech has entered into uncommitted agreements with a number of banks for lines of credit totaling $1.2 billion. The interest rates on these lines are negotiable at the time of borrowing. No amounts were outstanding under these agreements as of December 31, 1995. There are no significant commitment fees or material compensating balance requirements associated with any of these lines of credit. These lines, as well as the revolving credit facility, are available for support of commercial paper borrowing and to meet short-term cash needs.

9.  LONG-TERM FINANCING

Long-term debt consists principally of debentures issued by the Ameritech landline communications subsidiaries. The following table sets forth interest rates and other information on long-term debt outstanding at December 31:

Interest Rates               Maturities       1995        1994
--------------------------------------------------------------
4. 375%-6.0%*..............   1997-2007   $1,140.0    $1,175.0
6. 125%-8.0%...............   2002-2024    2,537.2     2,345.0
8. 125%-9.0%...............   1997-2026      333.7       333.7
9. 1%-10.0%................   1997-2016      198.6       205.8
                                          --------------------
                                           4,209.5     4,059.5
LESOP (Note 6).........................      265.7       341.2
Capital lease obligations..............       73.4        85.6
Other..................................        1.2         1.5
Unamortized discount, net..............      (36.6)      (39.9)
                                          --------------------
Total..................................   $4,513.2    $4,447.9
==============================================================

*Includes $450.0 million issued in 1994, tied to floating LIBOR rate.

   Scheduled maturities of long-term debt (including principal payments on LESOP debt) are $357.1 million due in 1997, $405.3 million due in 1998, $232.4 million due in 1999 and $147.2 million due in 2000.

   Assets of Illinois Bell, comprising approximately $8,444.7 million of total gross property, plant and equipment, are subject to lien under mortgage bonds with outstanding balances of $300.0 million.

   In April 1995, a wholly owned subsidiary, Ameritech Capital Funding Corporation (ACF), issued debentures totaling $192.2 million due April 1, 2005. The debentures are noncallable and have a coupon rate of 7.5 percent. Proceeds from the issuance were used to reduce short-term debt. This issuance utilized the remaining capacity under the "shelf" registration statement ACF had on file with the Securities and Exchange Commission (SEC).

   The company, through ACF, filed a registration statement with the SEC for the issuance of up to $1.0 billion in unsecured debt securities for general corporate purposes. The company, through its landline communications subsidiaries, has registered with the SEC for the issuance of up to $1.4 billion in unsecured debt securities for corporate purposes. As of December 31, 1995, $200 million had been issued.

PREFERRED STOCK ISSUANCES BY SUBSIDIARY Ameritech New Zealand Funding Corporation, a wholly owned subsidiary, issued through a private placement $85.0 million of Series A Preferred Stock in 1994 (7.04%, subject to mandatory redemption in 2001), and $60.0 million of Series B Preferred Stock in 1995 (variable rate, 4.415% at December 31, 1995, not subject to mandatory redemption). Both preferred stock issues are included in other long-term liabilities.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


10.  LEASE COMMITMENTS

The company leases certain facilities and equipment used in its operations under both operating and capital leases. Rental expense under operating leases was $200.0 million, $181.6 million and $196.2 million for 1995, 1994 and 1993, respectively. As of December 31, 1995, the aggregate minimum rental commitments under noncancelable leases were approximately as follows:

Years                                      Operating      Capital
-----------------------------------------------------------------
1996....................................      $104.2       $ 54.7
1997....................................        85.9         52.1
1998....................................        66.1         20.7
1999....................................        56.9          1.7
2000....................................        44.8          1.5
Thereafter..............................       245.0          5.4
                                              -------------------
Total minimum rental commitments........      $602.9        136.1
                                              ======
 Less: executory costs..................                      2.5
       interest costs...................                     12.3
                                                           ------
Present value of minimum lease payments.                   $121.3
=================================================================

11.  OTHER INCOME, NET

The components of other income are as follows:

                                          Income (expense)
                                      -------------------------
                                        1995     1994      1993
---------------------------------------------------------------
Equity earnings of affiliates,
 primarily New Zealand
  Telecom*.........................   $104.4   $ 89.7    $ 23.8
Gain from sale of shares
 in New Zealand Telecom............       --       --      85.7
Early extinguishment of
 debt costs........................       --       --     (66.3)
Interest on company-owned
 life insurance and
 related programs..................     51.6     54.2      54.6
Gain on exchange of
 cellular minority interests.......     65.8       --        --
Gain on LESOP......................     27.0     15.0      18.8
Other, net.........................     11.2    (12.0)      0.7
                                      -------------------------
Total..............................   $260.0   $146.9    $117.3
===============================================================

*Includes the company's share ($42.0 million) of a restructuring charge at New
 Zealand Telecom in 1993.

12.  SHAREOWNERS' EQUITY

SHAREOWNERS' RIGHTS The certificate of incorporation of Ameritech authorizes the issuance of 1.2 billion shares of common stock, 30 million shares of preferred stock (par value $1 per share) and 30 million shares of preference stock (par value $1 per share).

   One preference stock purchase right is attached to each share of the company's common stock. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, $1 par value, at a price of $125. If a person acquires, or announces a tender offer for, 20% or more of the company's common stock, the rights become exercisable for common stock of the company having a market value of two times the exercise price. If the company is acquired in a merger or similar transaction, the rights may be exercised to purchase common stock of the surviving company having a market value of two times the exercise price. The rights, which are nonvoting, are redeemable by the company for $.01 per right and expire on December 31, 1998, or upon consummation of certain merger transactions. Until the occurrence of certain events, the rights are attached to and trade with shares of the company's common stock. As of December 31, 1995, 553,838,100 rights were outstanding.

--------------------------------------------------------
Total shareowners'         [+15.8% is featured in the
equity rose 15.8%          accompanying graphic with the
to $7,015 million          caption, TOTAL SHAREOWNERS'
in 1995, up from           EQUITY]
$6,055 million
in 1994.
--------------------------------------------------------

STOCK PLANS The company, through its 1989 Long Term Incentive Plan (the plan), grants incentive compensation to its officers and other employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The incentives granted are based upon terms and conditions, subject to certain limitations, determined by a committee of the Board of Directors, which administers the plan. The plan authorizes the issuance of up to 40,000,000 shares of common stock over a 10-year period.

   Stock options may be granted under the plan as either incentive stock options or nonqualified stock options. Options have not been granted at less than fair market value as of the date of grant (however, under the plan, nonqualified options may be granted at not less than 50% of fair market value under the plan) and have a maximum life of 10 years and one day from the date of grant. Stock appreciation rights may be granted independently or in tandem with stock options and permit the optionee to receive stock, cash or a combination thereof equal to the amount by which the fair market value on the exercise date exceeds the option price. Substantially all stock options granted on or following December 16, 1987, are exercisable after one year, in equal increments over the following three years. Beginning in 1994, the company awarded

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


grants of nonqualified stock options with dividend equivalents to certain employees.

   Information regarding options granted under the Long Term Incentive Plan, which expired in 1994, and the plan is as follows:

                           Incentive              Nonqualified
                         Stock Options           Stock Options
                       -------------------------------------------
                       Shares      Price         Shares      Price
------------------------------------------------------------------
Outstanding,
 December 31, 1992     26,788     $20.59      9,754,018     $30.59
Granted                    --         --        359,904     $41.35
Exercised              11,520     $20.59      2,487,098     $30.28
Canceled or expired        --         --        293,236     $29.00
Outstanding,           ------                ----------
 December 31, 1993     15,268     $20.59      7,333,588     $31.21
Granted                    --         --      5,798,530     $38.54
Exercised               4,200     $20.59      1,196,462     $30.93
Canceled or expired        --         --        717,151     $38.26
Outstanding,           ------                ----------
 December 31, 1994     11,068     $20.59     11,218,505     $34.65
Granted                    --         --      6,436,980     $41.84
Exercised               5,400     $20.59      2,553,592     $32.09
Canceled or expired        --         --      1,190,176     $39.97
Outstanding,           ------                ----------
 December 31, 1995      5,668     $20.59     13,911,717     $37.99
==================================================================

As of December 31, 1995, incentive stock options for 5,668 shares and nonqualified stock options for 5,157,344 shares were exercisable at average prices of $20.59 and $33.30, respectively. As of December 31, 1995, 174,796 additional shares were available related to dividend equivalents. All stock appreciation rights granted under the plans have been issued in tandem with nonqualified stock options. Stock appreciation rights granted prior to 1987 have been capped at $29.938. The exercise of a nonqualified option or a stock appreciation right cancels the related right or option. No stock appreciation rights have been issued after December 31, 1990.

   During 1991, the company issued, to certain key employees, performance-based restricted stock under the plan. The employees earn, without cost to them, Ameritech stock over three years, although restrictions generally continue for two additional years. As of December 31, 1995, 163,418 shares were outstanding under the plan. Under the Long Term Incentive Plan, which expired in 1994, 28,776 shares of nonperformance based restricted stock remained outstanding as of December 31, 1995. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount is reduced and charged against operations (together with any change in market price) as the employees vest in the stock.

13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           Net    Earnings
                                         Operating      Income      (Loss)
Calendar                   Revenues         Income      (Loss)   Per Share
---------------------------------------------------------------------------
1995
1st Quarter               $ 3,145.7       $  989.0   $   578.9      $ 1.05
2nd Quarter                 3,368.9          859.6       503.5        0.91
3rd Quarter                 3,381.4          802.7       512.5        0.92
4th Quarter                 3,531.8          651.7       412.7        0.74
                          ------------------------------------
Total                     $13,427.8       $3,303.0   $ 2,007.6      $ 3.63
==========================================================================

1994
1st Quarter               $ 3,033.9       $  140.9   $    43.8      $ 0.08
2nd Quarter                 3,184.4          745.6       446.6        0.81
3rd Quarter                 3,170.0          432.4       250.9        0.46
4th Quarter                 3,181.2          710.4    (1,804.9)      (3.28)
                          ------------------------------------
Total                     $12,569.5       $2,029.3   $(1,063.6)     $(1.94)
==========================================================================

Total nonmanagement work force restructuring credits in 1995 were $134.5 million or $78.7 million after-tax as follows: $256.3 million or $160.1 million after-tax in the first quarter, $10.0 million or $6.9 million after-tax in the third quarter and a net charge of $131.8 million or $88.3 million after-tax in the fourth quarter. The fourth quarter restructuring charge includes costs related to the restructuring started in 1994, and charges relating to the consolidation of the company's data centers, as discussed more fully in Note 6.

   Total nonmanagement work force restructuring charges in 1994 were $728.1 million or $455.8 million after-tax as follows: $530.0 million or $332.8 million after-tax in the first quarter, $270.1 million or $168.2 million after-tax in the third quarter, and a net credit of $72.0 million or $45.2 million after-tax in the fourth quarter. The credit in the fourth quarter resulted from pension settlement gains. The fourth quarter of 1994 also includes a $2.2 billion after-tax extraordinary charge related to the discontinuance of applying FAS 71 or $4.06 per share ($4.07 per share when calculated on average common shares outstanding for all of 1994), as discussed in Note 4 above. Earnings for the fourth quarter of 1994 before the extraordinary charge were $429.1 million or $0.78 per share.

   The third quarter of 1995 includes a gain of $65.8 million ($41.8 million after-tax) on the exchange of cellular minority interests.

   Several other significant income and expense items were reported in the fourth quarter of both years. However, the net result was not material to the respective quarters or years except that the fourth quarter of 1994 includes a $69.3 million ($61.3 million after-tax) charge related to the reduction of certain asset values, primarily real estate.

                  Notes to Consolidated Financial Statements
                (dollars in millions, except per share amounts)


   All adjustments necessary for a fair statement of results for each period have been included.

14.  ADDITIONAL FINANCIAL INFORMATION

                                                 December 31
                                            --------------------
                                                1995        1994
----------------------------------------------------------------
Consolidated balance sheets
Other current liabilities
 Accrued payroll..........................  $  241.3    $  193.5
 Accrued taxes............................     407.1       373.5
 Advance billings and customer deposits...     321.9       397.4
 Dividends payable........................     294.7       277.3
 Accrued interest.........................     133.0       109.4
 Other....................................     433.7       360.4
                                            --------------------
Total.....................................  $1,831.7    $1,711.5
================================================================

                                     1995       1994        1993
----------------------------------------------------------------
Consolidated statements
 of income
  Capitalized interest............ $(19.7)  $  (13.3)   $  (11.3)
     Provision for uncollectibles.  209.5      183.1       154.3
     Advertising..................  235.9      190.9       166.8
================================================================

Interest paid, net of amounts capitalized, was $445.3 million, $433.3 million and $456.1 million in 1995, 1994 and 1993, respectively.

   Revenues from AT&T Corp., principally for interstate network access and billing and collection service, comprised approximately 8%, 9% and 10% of consolidated revenues in 1995, 1994 and 1993, respectively. No other customer accounted for more than 10% of revenues.

15.  PENDING INVESTMENT IN BELGACOM

In December 1995, a consortium led by Ameritech was advised by the Belgian government that it was the successful bidder to purchase 49.9% of Belgacom S.A., the principal telecommunciations company in Belgium. The purchase price is 73.3 billion Belgian francs or about US $2.5 billion. Belgacom S.A. is the national provider of landline telephone service in Belgium and has controlling interests in a cellular venture and a new directory publishing operation.

   Closing with the Belgian government is scheduled to be completed by June 30, 1996. Ameritech intends to fund its 35% allocable consortium share, or about 17.5% of Belgacom S.A., with $875 million of cash and newly issued debt.

[The following information appears on page 53 of Ameritech's 1995 Annual Report to shareowners and is supplied in response to Part II, Item 5, of the 10-K.]

TRADING AND DIVIDEND INFORMATION

                                                         Dividends
                              High      Low    Close      Declared
------------------------------------------------------------------
1995
1st Quarter                 $44.38   $39.88   $41.25          $.50
2nd Quarter                  47.25    41.25    44.00           .50
3rd Quarter                  52.75    44.00    52.13           .50
4th Quarter                  59.38    50.38    58.88           .53
                            --------------------------------------
1994
1st Quarter                 $42.25   $36.38   $38.13          $.48
2nd Quarter                  43.13    36.25    38.13           .48
3rd Quarter                  43.00    38.00    40.25           .48
4th Quarter                  42.75    38.00    40.38           .50
------------------------------------------------------------------

STOCK TRADING INFORMATION Ameritech stock is traded in the United States on the New York, Boston, Chicago, Pacific and Philadelphia stock exchanges. Overseas, it is listed on the London, Tokyo and Amsterdam stock exchanges, and on the Swiss stock exchanges of Basel, Geneva and Zurich.