Form 10-K405, Exhibit 13
period 1996-12-31
AMERITECH CORP /DE/
filed 1997-03-13
CIK 732715

----------------<===========>----------------
SELECTED FINANCIAL AND OPERATING DATA
Ameritech Corporation and Subsidiaries
As of December 31 or for the year ended
(dollars in millions, except per share amounts)

                              1996     1995     1994     1993      1992
-----------------------------------------------------------------------
REVENUES
 Local service             $ 6,068  $ 5,586  $ 5,337  $ 5,065   $ 5,012
 Interstate network access   2,365    2,254    2,218    2,118     2,041
 Intrastate network access     573      562      612      623       613
 Long distance               1,491    1,457    1,456    1,401     1,252
 Cellular, directory
  and other                  4,420    3,569    2,946    2,658     2,367
                          ---------------------------------------------
TOTAL                       14,917   13,428   12,569   11,865    11,285
                          =============================================
OPERATING EXPENSES /1/      11,412   10,125   10,540    9,307     8,941
                          ---------------------------------------------
OPERATING INCOME             3,505    3,303    2,029    2,558     2,344
Interest expense               514      469      435      453       495
Other income (expense), net    326      260      147      117       125
Income taxes                 1,183    1,086      571      709       628
                          ---------------------------------------------
Income before special
 accounting items /2/        2,134    2,008    1,170    1,513     1,346
Special accounting
 items /2/                      --       --   (2,234)      --    (1,746)
                          ---------------------------------------------
NET INCOME (LOSS)          $ 2,134  $ 2,008  $(1,064) $ 1,513   $  (400)
                          =============================================
EARNINGS (LOSS) PER SHARE /3/
 Income before special
  accounting items /2/     $  3.87  $  3.63  $  2.13  $  2.78   $  2.51
 Special accounting
  items /2/                      --      --    (4.07)      --     (3.26)
                          ---------------------------------------------
 NET INCOME (LOSS)         $  3.87  $  3.63  $ (1.94) $  2.78   $ (0.75)
                          =============================================
Dividends declared
 per share /3/            $  2.155  $  2.03  $  1.94  $  1.86   $  1.78
Average common shares
 outstanding (millions)/3/   551.9    553.6    549.2    544.1     536.6
Total assets /4/           $23,707  $21,942  $19,947  $23,428   $22,818
Property, plant and
 equipment, net /4/        $13,507  $13,457  $13,455  $17,366   $17,335
Capital expenditures       $ 2,476  $ 2,176  $ 1,955  $ 2,108   $ 2,267
Long-term debt             $ 4,437  $ 4,513  $ 4,448  $ 4,090   $ 4,586
Total debt                 $ 7,592  $ 6,651  $ 6,346  $ 6,692   $ 6,704
Debt ratio                    49.7 %   48.7 %   51.2 %   46.0 %    48.9 %
Return on average equity /5/  28.7 %   29.5 %  (13.6)%   20.1 %    (5.9)%
Return on average
 total capital /5/            17.1 %   18.2 %   (4.6)%   13.1 %     0.2 %
Market price per
 common share /3/          $ 60.63  $ 58.88   $ 40.38 $ 38.38   $ 35.63
Access lines (000s)         19,704   19,057    18,239  17,560    17,001
Cellular subscribers (000s)  2,512    1,891     1,299     860       586
Employees                   66,128   65,345    63,594  67,192    71,300
========================================================================


                             1991    1990     1989     1988     1987    1986
  --------------------------------------------------------------------------
REVENUES
 Local service            $ 4,886 $ 4,789  $ 4,679  $ 4,521  $ 4,494 $ 4,491
 Interstate network access  1,993   2,009    1,942    1,958    1,798   1,881
 Intrastate network access    556     559      541      583      573     606
 Long distance              1,294   1,336    1,259    1,240    1,149   1,093
 Cellular, directory
  and other                 2,254   2,080    1,895    1,712    1,609   1,394
                   ---------------------------------------------------------
TOTAL                      10,983  10,773   10,316   10,014    9,623   9,465
                   =========================================================
OPERATING EXPENSES /1/      9,001   8,584    8,161    7,882    7,358   7,047
                   ---------------------------------------------------------
OPERATING INCOME            1,982   2,189    2,155    2,132    2,265   2,418
Interest expense              545     454      384      366      351     361
Other income (expense), net   219      76       14       52       (8)     10
Income taxes                  491     557      547      581      718     929
                   ---------------------------------------------------------
Income before special
 accounting items /2/       1,165   1,254    1,238    1,237    1,188   1,138
Special accounting
 items /2/                    --       --       --       --       --      --
                   ---------------------------------------------------------
NET INCOME (LOSS)         $ 1,165 $ 1,254  $ 1,238  $ 1,237  $ 1,188 $ 1,138
                   =========================================================
EARNINGS (LOSS) PER SHARE /3/
 Income before special
  accounting items /2/    $  2.19 $  2.37  $  2.30  $  2.27  $  2.12 $  1.97
 Special accounting
  items /2/                   --       --       --       --       --      --
                   ---------------------------------------------------------
 NET INCOME (LOSS)        $  2.19 $  2.37  $  2.30  $  2.27  $  2.12 $  1.97
                   =========================================================
Dividends declared
 per share /3/            $  1.72 $  1.61  $  1.49  $  1.38  $  1.28 $  1.20
Average common shares
 outstanding (millions)/3/  531.0   530.6    539.5    544.4    561.1   578.6
Total assets /4/          $22,290 $21,715  $19,833  $19,163  $18,780 $18,739
Property, plant and
 equipment, net /4/       $16,986 $16,652  $16,296  $16,078  $15,962 $15,822
Capital expenditures      $ 2,200 $ 2,154  $ 2,015  $ 1,895  $ 1,956 $ 2,076
Long-term debt            $ 4,964 $ 5,074  $ 5,069  $ 4,487  $ 4,388 $ 4,497
Total debt                $ 6,938 $ 6,769  $ 5,582  $ 4,942  $ 4,843 $ 4,724
Debt ratio                   46.1 %  46.7 %   42.1 %   38.7 %   38.9 %  38.3 %
Return on average equity /5/ 14.5 %  16.3 %   15.8 %   15.8 %   15.5 %  14.9 %
Return on average
 total capital /5/           10.6 %  11.8 %   11.9 %   12.0 %   11.7 %  11.4 %
Market price per
 common share /3/         $ 31.75 $ 33.38  $ 34.00  $ 23.88  $ 21.13 $ 22.00
Access lines (000s)        16,584  16,278   15,899   15,469   15,094  14,755
Cellular subscribers (000s)   483     326      242      146       87      57
Employees                  73,967  75,780   77,326   77,334   78,510  77,538
=============================================================================
/1/ Increase in operating expenses in 1994 was due to nonmanagement work force restructuring charges of $728 million, while operating expenses in 1995 decreased due to a restructuring credit of $134 million.
/2/ Special accounting items represent an extraordinary item for the discontinuation of FAS 71 in 1994 and the cumulative effect of changes in accounting principles in 1992 for FAS 106 ($1,644 million) and FAS 112 ($102 million).
/3/ Gives retroactive effect to all stock splits.
/4/ Substantial reduction in total assets and property, plant and equipment, net in 1994 was due principally to the discontinuance of FAS 71.
/5/ Return on average equity and return on average total capital are calculated using weighted average monthly amounts.

----------------<===========>----------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(dollars in millions, except per share amounts)


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                ================<<----------->>===============

Ameritech (the company) is a diversified, full-service communications company providing wireline and cellular telephone service, paging, cable TV, security monitoring, directory publishing and on-line services. Ameritech's landline communications subsidiaries provide local telephone service, network access, directory publishing and public telephone service to more than 12 million customers in Illinois, Indiana, Michigan, Ohio and Wisconsin. These subsidiaries are subject to regulation by the respective state utility commissions and the Federal Communications Commission (FCC).

   In addition, the company provides cellular service in its five-state region and Missouri; paging services in its five-state region, Missouri and Minnesota; and security monitoring equipment and services throughout North America. In 1996, the company began offering cable TV service to customers in Illinois, Michigan and Ohio. These and other services are offered through nonregulated subsidiaries of Ameritech.

   1996 was a dynamic year for the telecommunications industry due to sweeping regulatory reform, the emergence of the Internet and other new technologies, and a number of mergers and alliances among industry members. In the face of these changes, Ameritech continued to pursue its three basic strategies: speed growth in its core businesses, introduce new services for customers and connect customers around the world.

   The Telecommunications Act of 1996 (the 1996 Act), signed into law on February 8, 1996, is bringing significant changes to the telecommunications industry. The new law allows Ameritech and other local exchange carriers to compete directly with interexchange carriers, such as AT&T and MCI, and cable TV providers, such as TCI and Time Warner. Currently, the company is prohibited from providing interLATA long distance service within its five-state region. This prohibition is lifted upon proving that the local exchange market is open to competition using a 14-point checklist, and that other statutory criteria have been met.

   In August 1996, the FCC issued an order to implement the interconnection provisions of the 1996 Act. Interconnection refers to the process that allows various competitors, such as AT&T, MFS and Time Warner, to act as resellers of local services. In the face of numerous challenges to the new rules by local exchange carriers, industry groups and state utility commissions, the Federal Circuit Court in St. Louis has stayed portions of the order pending a full review of the order and the merits of the appeals.

   In spite of this legal uncertainty, Ameritech continues to pursue compliance with the checklist in preparation for the opening of the in-region long distance market. To this end, Ameritech has negotiated or arbitrated 36 agreements with numerous competitors to allow interconnection access to the company's network elements and resale of its local services. Although these agreements require the company to interconnect and provide network elements at cost-based rates and to resell its services at a discount from retail rates, management believes that increased competition will spur overall demand for traditional landline services and that the new law provides Ameritech an opportunity to expand its revenue base by entering the long distance market. As permitted under the 1996 Act, Ameritech began offering long distance service to its cellular customers in 1996, and since then over 1 million subscribers have chosen Ameritech for long distance service.

   Early in 1997, Ameritech intends to request permission from the FCC to offer interLATA long distance service in its own five state region. The company must file a separate request for each state, and must demonstrate that it has met all statutory requirements of the 1996 Act in the respective state. The FCC will have 90 days to rule on each request.

   In other core businesses, cellular operations continue to grow at a robust rate, fueled by high-quality service and strong marketing efforts. Ameritech now serves 2.5 million cellular customers in 44 U.S. markets. These markets have a total population of more than 34 million people, and include all major metropolitan areas served by Ameritech's landline communications subsidiaries. More than one million customers now use Ameritech paging services, and the company continues to add new services and features, including voice mail notification and alphanumeric paging. In addition, the company provided more ways for customers to get in touch with the introductions of nationwide directory assistance and a national Yellow Pages service on the Internet (yp.ameritech.net).

   Ameritech continued to offer new products and services to customers in 1996, including cable TV. Through its wholly owned subsidiary, Ameritech New Media, Inc. (New Media),

----------------<===========>----------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
(dollars in millions, except per share amounts)

the company now offers cable TV service in 20 communities in Illinois, Michigan and Ohio, and has franchise agreements with 13 other communities to provide cable service. These communities have a total population of 1.7 million people. Negotiations continue in about 30 other municipalities to obtain additional franchise agreements, and consumers continue to encourage their elected officials to provide a choice in cable providers.

   Cable TV programming is provided by Americast, a joint venture between Ameritech, The Walt Disney Company, BellSouth Corporation, SBC Communications Inc., GTE Corporation and The Southern New England Telecommunications Corporation. The venture was formed to develop, acquire, package and market traditional and interactive video programming. Through Americast, New Media currently offers 80 to 90 channels of programming in the markets it serves.

   In the international arena, Ameritech continues its efforts to connect customers around the world. In March 1996, Ameritech invested $865 million in Belgacom S.A., the national telecommunications provider in Belgium. The Belgian government sold a 49.9% stake in Belgacom to a consortium of investors led by Ameritech and including Tele Danmark A/S, Singapore Communications Limited and certain Belgian investors. Ameritech's 35% allocable consortium share results in ownership of approximately 17.5% of Belgacom S.A.

   This investment increases the company's presence in Europe, where Ameritech already has a significant interest in MATAV, the Hungarian telecommunications company, as well as interests in a cellular venture in Norway and business directories in Germany and other countries. This increased European presence, coupled with the growth potential of the European telecommunications market in an era of privatizations and deregulation, prompted the company to establish a headquarters for its European operations in Brussels, Belgium. This office provides support for existing ventures and serves as a center for new business opportunities.

   International investments, primarily in Belgium, Hungary and New Zealand (accounted for using the equity method), represented 9.4% of the company's assets as of December 31, 1996. Where less than a controlling interest is owned, the company records its allocable share of the operating results from international investments. Such results are included in other income, net in the consolidated statements of income on page 38. The company has followed a strategy of teaming with partners and forming alliances to develop synergies, share expertise and mitigate risk. These investments had a significant impact on earnings growth in 1996, and the company estimates that its pro rata share of revenues from its international investments was approximately $1.7 billion in 1996.

   Reported income in 1996 was $2,134 million, or $3.87 per share. Excluding the effects of a gain on the sale of Ameritech's interest in Centertel, a cellular telephone company in Poland, income was $2,116 million or $3.83 per share. Normalized income for 1996 represents an increase of $228 million, or 12.1%, over normalized 1995 earnings and an increase in earnings per share of $0.42, or 12.3%.

   Reported income for 1995 was $2,008 million or $3.63 per share. Results for 1995 include net restructuring credits of $79 million after-tax, or $0.14 per share, resulting from pension settlement gains associated with lump-sum payments from the nonmanagement pension plan for work force restructuring, and a gain of $41 million after-tax, or $0.08 per share, resulting from the exchange of minority interests in certain cellular partnerships.

   Excluding the effects of these one-time items, net income for 1995 would have been $1,888 million, or $3.41 per share.

  REVENUE GROWTH (in percent)
  --------------------------------------------------------------

  91---------  1.9
  92-------------  2.7
  93------------------------  5.1
  94-------------------------  5.9
  95-------------------------------  6.8
  96--------------------------------------------------  11.1

  Revenues grew a record 11.1% to $14,917 million in 1996, up from $13,428 million in 1995.
  =============================================================

   In December 1996, Ameritech's Board of Directors approved a 6.6% increase in the quarterly dividend, demonstrating the company's confidence in its ability to generate sustainable growth in the future. Over the past 13 years, the company has produced a total return on shareowners' investment of 1,039%, compared with a cumulative return of 588% for the S&P 500 over the same time period. Long-term, above-average shareowner return remains a key financial goal.

              >>================>>-----------<<===============<<
                          1996 net income* rose 12.1%
                   * before one-time items, explained above
              >>================<<----------->>===============<<

   The following sections provide a more detailed discussion of Ameritech's results of operations and financial condition over the past three years.

RESULTS OF OPERATIONS
 .............................................................................

REVENUES Total revenues increased by 11.1% to $14.9 billion in 1996. This increase was primarily attributable to increases in the number of cellular and paging subscribers, growth in access lines and call management services, higher network usage volumes and increased security monitoring revenues resulting from the October 1995 acquisition of The National Guardian Corporation (National Guardian). Rate reductions implemented as a result of federal and various state regulatory agreements for landline communications services partially offset these increases.

   In 1995, total revenues increased 6.8% to $13.4 billion due to higher network usage, as well as increases in cellular volume related to subscriber growth, and increased sales of customer premises equipment (CPE) and security monitoring services.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Local service        $ 6,068      $ 5,586      $     482           8.6
   ========================================================================

LOCAL SERVICE Local service revenues include basic monthly service fees and usage charges, fees for call management services, public phone revenues and installation and connection charges. Local service rates generally have been regulated by the state public service commissions. Ameritech operates under price regulation in each of the states in its five-state region. In exchange for certain regulatory freedoms, the company agreed to certain rate reductions and moratoriums on price increases for two to six years, beginning in 1994 and fully reflected in 1995 and 1996 revenues. All intrastate limits on earnings were removed.

   The increase in local service revenues in 1996 was due to increased calling volumes, which principally resulted from growth in the number of access lines in service, as well as increased business usage. Access lines increased 3.4%, or 647,000 lines to 19,704,000 from 19,057,000 as of December 31, 1995, fueled by residential second line additions. In today's environment of new technologies and telecommuting, customers want additional lines for data transmission, Internet access, fax machines and added convenience. Greater demand for call management services, such as call waiting, call forwarding and Caller ID, also contributed to the increase, as customers sought greater convenience and control over their telephone communications. These increases were partially offset by rate reductions agreed to under price regulation, as discussed above. These reductions impacted revenues primarily in Illinois and Ohio.

  CALL MANAGEMENT FEATURES IN SERVICE (in thousands)
  --------------------------------------------------------------

  91------------------------  7,081
  92--------------------------  7,547
  93------------------------------  8,561
  94----------------------------------  9,852
  95-----------------------------------------  12,080
  96-------------------------------------------------  14,914

  Call management features in service increased to 14.9 million in 1996, an increase of 23.5%.
  =============================================================

   In 1995, local service revenues increased $249 million or 4.7%, driven primarily by higher network usage due to access line growth of 4.5%. Greater sales of call management services also contributed to the increase. Local service revenues were also impacted in 1995 by the Extended Community Calling plan (ECC) in Wisconsin, which expanded the areas covered by basic monthly service, resulting in a shift of some revenues from the long distance category to local service. These increases were offset by rate reductions resulting from regulatory proceedings as discussed above.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Network access
    Interstate access   $ 2,365      $ 2,254        $   111           4.9
    Intrastate access       573          562             11           2.0
   ========================================================================

NETWORK ACCESS Network access revenues are fees charged to interexchange carriers, such as AT&T and MCI, that use the company's local landline communications network to connect customers to the long distance network. In addition, end users pay flat rate access fees to connect to the long distance network. These revenues are generated from both interstate and intrastate services.

   The increase in interstate network access revenues was due primarily to increases in network minutes of use, resulting from overall growth in the volume of calls handled for interexchange carriers and growth in the number of access lines served. This increase was partially offset by rate reductions, resulting primarily from the FCC's approval in 1995 of the company's request for price regulation without sharing of earnings, as well as an increase in National Exchange Carrier Association (NECA) common line support payments. Minutes of use related to interstate calls increased by 7.1% in 1996.

   Interstate network access revenues increased $36 million or 1.7% in 1995, due primarily to higher network usage and a decrease in NECA common line support payments. These increases were partially offset by rate reductions as a result of the FCC's approval of price regulation as discussed above. Minutes of use related to interstate calls increased by 7.1% in 1995.

   The increase in intrastate network access revenues in 1996 was primarily attributable to volume increases resulting from overall growth in call volume. This increase was partially offset by rate reductions, largely resulting from regulatory proceedings as discussed above. In addition, revenues were reduced by a refund to interexchange carriers in Illinois related to certain payphone use fees and a reclassification in Michigan of certain revenues from the intrastate access category to the long distance service category. This reclassification related to revenues for certain calling features offered to businesses in Michigan, which correspond more closely to long distance service rather than network access. Minutes of use related to intrastate access increased by 15.0% in 1996.

   Intrastate network access revenues decreased $50 million or 8.3% in 1995 due primarily to rate reductions and certain one-time billing adjustments, partially offset by volume increases. Minutes of use related to intrastate access increased by 11.3% in 1995.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Long distance        $ 1,491      $ 1,457       $     34           2.3
   ========================================================================

LONG DISTANCE The company's current long distance service revenues are derived from customer calls to locations outside of the customer's local calling areas but within the same

----------------<===========>----------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
(dollars in millions, except per share amounts)

local access transport area (LATA). The increase in long distance service revenues was primarily attributable to increased surcharges collected for third-party credit card calls, as well as a reclassification of certain revenues in Michigan from the intrastate access category to the long distance service category, as discussed above. Higher calling volumes also contributed to the revenue increase, as did rate increases.

   Long distance service revenues increased in 1995 by $1 million, due primarily to rate increases which were substantially offset by volume decreases, primarily attributable to the impact of the Wisconsin ECC plan discussed above.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Cellular, directory
    and other           $ 4,420      $ 3,569        $   851          23.8
   ========================================================================

CELLULAR, DIRECTORY AND OTHER Cellular, directory and other revenues include revenues derived from cellular communications, paging services, telephone directory publishing, lease financing, billing and collection services, telephone equipment sales and security monitoring installations and services.

   The increase in cellular, directory and other revenues was largely attributable to cellular revenue growth, resulting from a 32.8% increase in subscribers to 2,512,000 as of December 31, 1996 from 1,891,000 as of December 31, 1995. Paging revenues also increased as a result of a 53.0% increase in subscribers to 1,140,000 as of December 31, 1996 from 745,000 as of December 31, 1995. Higher revenues from security monitoring, lease financing services, equipment sales and other nonregulated services, such as inside wire installation and maintenance and advanced data services, also contributed to the increase. Security monitoring revenues increased primarily from the October 1995 acquisition of National Guardian.

   Cellular, directory and other revenues increased $623 million or 21.1% in 1995, primarily attributable to growth in cellular and paging subscribers. Demand growth and price increases in other nonregulated services, such as inside wire installation and maintenance, as well as new businesses like security monitoring also contributed to the increase.

  CELLULAR CUSTOMERS (in thousands)
  --------------------------------------------------------------

  91----------  483
  92-----------  586
  93------------------  860
  94--------------------------  1,299
  95--------------------------------------  1,891
  96---------------------------------------------------  2,512

  During 1996, Ameritech achieved strong growth in the number of cellular customers, which rose 32.8% to more than 2.5 million.
  =============================================================

OPERATING EXPENSES Total operating expenses increased $1,287 million or 12.7% in 1996. The increase was largely attributable to increased cost of sales in growth-related businesses, such as cellular and security monitoring services, and to increases in other operating expenses related to emerging businesses, such as long distance, personal communications services (PCS) and cable TV. Operating expenses also increased in 1996 due to the effects of pretax credits in 1995 of $134 million ($79 million after-tax) primarily related to settlement gains associated with lump-sum pension payments to former employees.

  REVENUES PER EMPLOYEE (in thousands of dollars)
  --------------------------------------------------------------

  91---------------------------------  148
  92-----------------------------------  158
  93----------------------------------------  177
  94--------------------------------------------  198
  95----------------------------------------------  205
  96---------------------------------------------------  226

  Revenues per employee increased 10.2% to a record $226,000 in 1996.
  =============================================================

   Total operating expenses decreased $415 million or 3.9 % in 1995, largely due to the work force restructuring credits discussed above, partially offset by charges for planned work force reductions due to data center consolidations, increased force costs related to the work force restructuring started in 1994 and a write-down of certain data processing equipment in connection with information technology restructuring.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Employee-related
    expenses            $ 3,711      $ 3,623        $    88           2.4
   ========================================================================

EMPLOYEE-RELATED EXPENSES The increase in employee-related expenses was primarily attributable to increased employee levels at growth-related and emerging businesses, including cellular, security monitoring, long distance and cable TV, resulting in increased salaries and wages. Also contributing to the increase were higher wages and salaries at the landline communications subsidiaries, partially offset by productivity improvements. These increases were also partially offset by lower employee benefits expense in 1996.

   Approximately 70% of the company's employees are represented by either the International Brotherhood of Electrical Workers (IBEW) or the Communications Workers of America (CWA). In September 1995, memberships of the two unions ratified three-year contracts with Ameritech, expiring on June 28, 1998 for the IBEW and August 8, 1998 for the CWA. The contracts included basic wage increases and signing bonuses, and addressed such issues as wages, benefits, employment security, training and retraining and other conditions of employment. In addition, beginning with the year ended December 31, 1995, union employees receive their annual bonuses in the form of Ameritech stock instead of cash.

   Employee-related expenses increased $11 million or 0.3% in 1995 due primarily to increased employee levels at growth-related and emerging businesses, as well as a decrease in pension credits compared with the prior year. Higher salaries and wages at the landline communications subsidiaries, largely attributable to the new union contracts discussed above, also contributed to the increase. These increases were substantially offset by productivity improvements from work force reductions at the landline communications subsidiaries.

   There were 66,128 employees as of December 31, 1996 compared with 65,345 as of December 31, 1995.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Depreciation and
    amortization        $ 2,365      $ 2,177        $   188           8.6
   ========================================================================

              >>================>>-----------<<===============<<
                                 1996 revenues
                                  grew 11.1%
              >>================<<----------->>===============<<

DEPRECIATION AND AMORTIZATION The increase in depreciation and amortization expense was primarily due to higher plant balances, as well as higher depreciation rates on certain asset categories due to shorter depreciable lives. Increased amortization of intangibles, largely due to the acquisition of National Guardian in October 1995, also contributed to the increase.

   Depreciation and amortization expense decreased $28 million or 1.3% in 1995 primarily as a result of the cessation in late 1994 of depreciation of analog switches at the landline communications subsidiaries in connection with the discontinuation of regulatory accounting in 1994.
This decrease was partially offset by the effects of shortened landline plant lives and increased depreciation and amortization at other operating units.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Other operating
    expenses            $ 4,743      $ 3,911        $   832          21.3
   ========================================================================

OTHER OPERATING EXPENSES The increase in other operating expenses was largely attributable to growth-related cost of sales and other expense increases at the cellular and security monitoring operations, as well as higher costs in the emerging long distance and PCS businesses. Contract services costs for systems development and data center management also increased, as did uncollectibles and advertising expenses due to increased revenues and sales efforts, respectively.

   In May 1996, the company commenced a ten-year agreement with Integrated Systems Solutions Corporation ISSC, a wholly owned subsidiary of IBM, to perform certain information technology services previously performed by Ameritech and to assume responsibility for the consolidation of the company's data centers. This agreement will result in increased contract services costs in future periods as services are provided by ISSC. However, the company expects future employee-related costs to decrease from what otherwise would have been incurred and depreciation expense associated with computer assets to moderate as ISSC eventually replaces hardware, at its cost, required to manage the company's extensive data processing needs. Management believes this agreement will enhance the company's control of its data processing costs.

   Other operating expenses increased $493 million or 14.4% in 1995, largely due to increased cost of sales and other expenses related to new businesses such as security monitoring and cable TV, as well as increased costs at growth-related businesses. Cost of sales increases related to equipment sales and higher contract services costs, primarily for systems development and business process reengineering, also contributed to the increase, as did higher advertising and uncollectibles, reflecting increased marketing and sales efforts. These increases were partially offset by reductions in access charges and switching system software expenses.

                                                                   Percent
                           1996         1995         Change        Change
   ------------------------------------------------------------------------
   Restructuring
    (credits) charges     $   -      $ (134)         $  134           n/a
   ========================================================================

RESTRUCTURING (CREDITS) CHARGES As announced in March 1994, the company significantly reduced its nonmanagement work force by the end of 1995. The nonmanagement work force was reduced by 11,500 employees, although new employees with different skills were added during these periods to accommodate growth and meet staffing requirements for new business opportunities. Pretax charges totaling $728 million ($456 million after-tax) related to the work force reductions were recorded in 1994. Noncash settlement gains of $302 million were recorded in 1995, associated primarily with lump-sum pension payments to former employees. These gains were partially offset by $110 million in increased force costs related to the restructuring started in 1994 and estimated work force reductions due to information technology restructuring. In connection with this restructuring, $58 million was recorded in 1995 to write down certain data processing equipment to net realizable value.

   The restructuring program was recorded by year as follows:

                                     Gross               Net Program Cost
                                   Program Settlement    -------------------
                                      Cost      Gains   Pretax   After-tax
   -------------------------------------------------------------------------
   1995......................      $  168     $  302    $ (134)   $  (79)
   1994......................       1,070        342       728       456
                                 ------------------------------------------
   Program Totals...........     $  1,238     $  644    $  594    $  377
   =========================================================================

   Actual employee reductions were 9,115 in 1994 and 2,385 in 1995. Additional employees left the company in 1996 as a result of the consolidation of data centers previously discussed.

----------------<===========>----------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
(dollars in millions, except per share amounts)

   The work force restructuring program reduced annual employee-related costs by approximately $50,000 per departing employee. The projected savings are being partially offset by the hiring of new employees as discussed previously.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Taxes other than
    income taxes          $ 593        $ 548          $  45           8.2
   ========================================================================

TAXES OTHER THAN INCOME TAXES Taxes other than income taxes consist of property taxes, gross receipts taxes and other taxes not directly related to earnings. The increase in taxes other than income taxes was largely attributable to increases in gross receipts and capital stock taxes, resulting primarily from business growth and the acquisition of National Guardian. These increases were partially offset by a decrease in property taxes, largely resulting from favorable tax legislation, primarily in Ohio.

   In 1995, taxes other than income taxes decreased $29 million or 5.0% due to lower property taxes resulting from favorable tax legislation, as well as a decrease in capital stock taxes in Illinois due to a smaller tax base.

OTHER INCOME AND EXPENSE
                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Interest expense      $  514       $  469          $  45           9.6
   ========================================================================

INTEREST EXPENSE The increase in interest expense was primarily attributable to the company's funding of its investment in Belgacom S.A., partially offset by the effect of lower average short-term interest rates. Short-term debt also increased in order to meet working capital needs resulting from revenue growth, increased capital expenditures and higher costs related to new and emerging businesses and to fund the company's stock buyback program.

   Interest expense increased $34 million or 7.8% in 1995 due primarily to higher interest on long-term debt, reflecting higher debt levels, as well as an increase in interest on short-term debt resulting from higher average interest rates, partially offset by lower short-term debt levels.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Other income, net      $ 326        $ 260          $  66          25.4
   ========================================================================

OTHER INCOME, NET Other income, net includes earnings related to Ameritech's investments (when the equity method of accounting is followed), interest income and other nonoperating items.

   Other income, net increased due primarily to strong growth in equity earnings from international investments, including Belgacom, Telecom Corporation of New Zealand Limited (New Zealand Telecom) and MATAV in Hungary, as well as a gain from the sale of the company's interest in Centertel in December 1996. These increases were partially offset by the effects of a gain of $66 million ($41 million after-tax) recorded in 1995 from the exchange of minority interests in certain cellular partnerships.

   In 1995, other income, net increased $113 million or 77.0% due primarily to the gain from exchange of cellular minority interests discussed above, as well as higher equity earnings from investments, principally at New Zealand Telecom.

                                                     Increase      Percent
                           1996         1995        (Decrease)     Change
   ------------------------------------------------------------------------
   Income taxes         $ 1,183      $ 1,086        $    97           8.9
   ========================================================================

INCOME TAXES The increase in income taxes was impacted by the tax effects associated with the work force restructuring credits and the gain on the exchange of minority interests in certain cellular partnerships in 1995. These items increased 1995 income tax expense by $81 million. Excluding the effects of these items, income taxes increased in line with the earnings of the business.

   Income taxes increased $515 million or 90.3% in 1995 due primarily to increased pretax earnings. Pretax earnings increased in 1995 partially as a result of the work force restructuring credits and gain on exchange of cellular minority interests discussed above, as well as the effects of the $728 million charge for work force restructuring in 1994.

EXTRAORDINARY ITEM - FAS 71 As described in Note 10 to the consolidated financial statements, the company discontinued applying Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," in 1994. The company determined that it no longer met the criteria for following FAS 71 due to changes in the manner in which the company is regulated and the heightened competitive environment. The accounting impact was an extraordinary noncash after-tax charge of $2.2 billion.

   The consolidated financial statements were impacted beginning in 1995 as a result of no longer following FAS 71, since the effective income tax rate increased as a result of the elimination of excess deferred tax balances previously amortized as a reduction of tax expense over the lives of the related assets.

LIQUIDITY AND CAPITAL RESOURCES
 .............................................................................

CASH FLOWS FROM OPERATING ACTIVITIES Cash flow from operations was $3,743 million in 1996, an increase of $187 million from 1995, primarily reflecting stronger earnings, partially offset by increases in receivables and other noncurrent assets. Receivables increased primarily due to revenue increases.

CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures continue to represent the single largest use of company funds. Management believes that investment in the core communications business will facilitate introduction of new products and services, enhance responsiveness to ever-increasing competitive challenges and increase the operating efficiency and productivity of the network.

CASH FLOW FROM OPERATIONS (in millions of dollars)
--------------------------------------------------------------

91--------------------------------------  2,804
92---------------------------------------------  3,288
93-------------------------------------------  3,189
94----------------------------------------------  3,430
95------------------------------------------------  3,556
96--------------------------------------------------  3,743

1996 cash flow from operations increased 5.3% to $3,743 million, an all-time high.
=============================================================

   Capital spending is being deployed based on customer needs and the company's business plans. Investments in technologies that will enable the company to provide customers with new products and services represent a high priority. Capital spending in the landline communications subsidiaries increased by $350 million in 1996 due to access line growth and strong demand for custom calling and private line services. In 1995, capital spending increased by $221 million primarily for new products and services, such as cable TV, long distance and security monitoring.

   Modernization of the landline communications network continued throughout 1996, as demonstrated by the following year-end information.

                                                    1996           1995
   ----------------------------------------------------------------------
   Lines served by digital switching                 83%            81%
   Lines with ISDN accessibility                     72%            70%
   Lines served by advanced signaling (SS7)          99%            97%
   Fiber-optic strand miles (000s)                1,289          1,096
   ======================================================================

   In March 1996, a consortium led by Ameritech closed its strategic consolidation agreement with Belgacom S.A., the national telecommunications operator of Belgium. The consortium purchased from the Belgian government a 49.9% stake in Belgacom S.A., with Ameritech acquiring a 35% consortium share, Tele Danmark A/S 33%, Singapore Communications Limited 27% and certain Belgian investors the remaining 5%. The purchase price was approximately 74 billion Belgian francs, or approximately $2.5 billion. Ameritech invested approximately $865 million for its 35% allocable consortium share, or approximately 17.5% of Belgacom S.A. Investing activities in 1996 also included additional investments in security monitoring assets.

   Investing activities in 1995 included investments of $895 million represented by cash to acquire additional MATAV shares ($405 million), newly issued licenses, principally for PCS ($161 million) and all other investments ($329 million), including National Guardian. Proceeds of $61 million were received in connection with the exchange of certain cellular minority interests.

CASH FLOWS FROM FINANCING AND OTHER ACTIVITIES In August 1996, Indiana Bell Telephone Company, Incorporated issued $150 million of 7.3% noncallable long-term debentures due in 2026. In November 1996, Wisconsin Bell, Inc. issued $125 million of 6.35% long-term debentures due in 2026.

   In April 1995, the company, through Ameritech Capital Funding Corporation, issued $192 million of long-term debentures due in 2005. The debentures are noncallable and have a coupon rate of 7.5%. The proceeds from the issuances in both years were used to reduce short-term debt.

STOCK REPURCHASE PROGRAM The company's Board of Directors has periodically authorized management to repurchase shares of Ameritech common stock in the open market or through private transactions. During 1996, pursuant to this authorization, the company repurchased, in the open market, 8.7 million shares of common stock aggregating $492 million. During 1995, the company repurchased, in the open market, 3.2 million shares of common stock aggregating $162 million. Management has the authority to repurchase 8.1 million additional shares through December 1997.

DIVIDENDS The company paid dividends of $1.17 billion in 1996. This was an increase of $64 million or 5.8% over 1995. In December 1996, Ameritech's Board of Directors approved a 6.6% increase in the quarterly dividend. The dividend policy is consistent with the need to balance returns to shareowners and investments of capital necessary in a competitive environment.

              >>================>>-----------<<===============<<
                           call management features
                                increased 23.5%
              >>================<<----------->>===============<<

FINANCING OPTIONS As of December 31, 1996, the company maintained available lines of credit totaling $1.46 billion, a committed credit facility of $1.0 billion and shelf registrations for issuance of up to $1.95 billion in unsecured debt securities.

   Management believes that the company has adequate internal and external resources available to finance its business development, network expansion, dividends, acquisitions and investments.

COMMITMENTS Effective May 1, 1996, the company commenced a ten-year agreement with ISSC, a wholly owned subsidiary of IBM, to perform certain information technology services previously performed by Ameritech. ISSC will also be responsible for the consolidation of the company's data centers. The terms of the agreement require payments to ISSC not to exceed about $200 million in any year.

   Ameritech participates in the Americast joint venture, as previously discussed. This investment will be funded by the

----------------<===========>----------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
(dollars in millions, except per share amounts)

partners with $500 million over a five-year period. Video services will ultimately include movies-on-demand, interactive home shopping, educational programs, games and more. The company has not invested significant funds in Americast as of December 31, 1996.

HEDGING Ameritech on occasion will use hedging transactions to manage the foreign currency risk resulting from the cash flows of the company's international investments or its investment commitments. Hedging transactions in 1996 and 1995 consisted of forward contracts for Belgian francs in late 1995 and early 1996 related to the company's commitment to invest in Belgacom S.A., and forward contracts purchased with respect to the August and December 1995 New Zealand Telecom dividends. There were no other material hedging transactions in 1996 or 1995.

NEW ZEALAND TELECOM In November 1996, New Zealand Telecom announced plans to repurchase in 1997 a portion of its stock. Ameritech anticipates selling a portion of its shares to New Zealand Telecom, resulting in cash proceeds to the company of about $165 million (based on the 1996 year-end exchange rate), while not materially changing its percentage ownership in New Zealand Telecom.

              >>================>>-----------<<===============<<
                              cellular customers
                                increased 32.8%
              >>================<<----------->>===============<<

OTHER MATTERS
 .............................................................................

NEW ACCOUNTING PRONOUNCEMENTS In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(FAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As amended by FAS 127, this statement establishes standards of accounting for transfers of assets in which the transferor has some continuing involvement with the assets transferred or with the transferee. It also clarifies the accounting for arrangements whereby assets are set aside for the extinguishment of a liability. The statement is generally effective for transactions occurring after December 31, 1996, with early or retroactive application prohibited. The company does not expect adoption of this standard will have a material impact on its financial statements.

   In October 1996, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." This SOP provides authoritative guidance on specific accounting issues related to the recognition, measurement, display and disclosure of environmental remediation liabilities. The SOP addresses only those actions undertaken in response to a threat of litigation or assertion of a claim. It does not address accounting for pollution control costs with respect to current operations or for costs of future site restoration or closure required upon cessation of operations. The SOP is effective for fiscal years beginning after December 15, 1996. The company does not expect adoption of this standard will have a material impact on its financial statements.

COMPETITIVE AND REGULATORY ENVIRONMENT Because of the 1996 Act, the communications landscape is rapidly being redrawn. One objective of the new law was to foster competition by establishing a regulatory framework to govern the provision of local and long distance telecommunications services. It permits the local exchange carriers, including Ameritech, to provide long distance services only after satisfying the conditions for developing local competition established by the new law and demonstrating to the FCC that such provision is in the public interest. For the first time in more than sixty years, all communications companies are governed by a new set of rules that call for competition and open markets, not regulatory management, as the basic business environment. This public policy change opens a wealth of business opportunities for providers of all forms of communications, enabling them to become full-service providers of voice, video, data, local and long distance service for their customers. As a result of the new law, consumers can expect to see more choices and receive greater value for these and other services.

   With the passage of the 1996 Act, the company's local service markets are being opened to competition from interexchange carriers, cable TV providers and other nontraditional local service providers. Interconnection agreements with these providers require the company to allow access to network elements at cost-based rates or services at discounted, wholesale rates. These agreements may result in some downward pressure on local service revenues, as a portion of the company's revenue shifts from local service at retail rates to network access at wholesale rates.

   The 1996 Act will also bring renewed scrutiny of the current universal service funding policy. Historically, network access charges have been used to help local exchange carriers ensure universal basic telephone service to all customers. Modifications of this policy by the FCC may result in changes to the company's revenue stream related to network access charges.

   Although historically the company's local exchange business has been challenged by other access providers and cellular service providers, Ameritech has moved forward rapidly to foster a competitive local market. Competition will spur growth and Ameritech is expected to benefit from accelerating growth in a fully competitive communications market. The company has prepared for competition by building a market presence with strong brand recognition,
                                      33
securing the best regulatory framework in the industry and being a productivity leader.

   It is impossible to predict the specific impact of the 1996 Act on Ameritech's business or financial condition. Notwithstanding the potential for an adverse effect on certain revenue streams of the company, Ameritech expects to capture a major share of the expected growth in the communications marketplace, including interLATA long distance.

   Early in 1997, Ameritech expects to request permission to offer interLATA long distance service in each of the five states in its region. The company will file a separate request with the FCC for each state. For each request, the FCC will have 90 days to determine whether Ameritech has met the provisions of the competitive checklist and other statutory requirements and should be allowed to offer interLATA long distance service. Although the sequence and timing of events related to review and approval of these requests is uncertain, the company is fully prepared to provide long distance service in its own region pending these regulatory approvals.

   Building on its strengths, the company plans to branch into new services that are logical extensions of its business, exporting its expertise to customers around the world. Ameritech's competitive strategy includes positioning itself to take advantage of future opportunities by refining its processes to continue to be the most efficient communications provider in the market.

   In 1996, the company was required to implement Dial 1 plus capability in its local toll markets in Illinois and Wisconsin, and in portions of its local toll market in Michigan. Dial 1 plus gives customers the ability to choose an alternate long distance carrier for intraLATA toll calls by dialing 1 before the phone number. Management anticipates that competition for toll service revenues will intensify in these areas. The increased competition, however, should stimulate growth in overall demand for toll calls and corresponding network access services.

   Until 1996, the U.S. cellular market has been a series of duopolies: the local telephone company and one other provider for each cellular market.
With PCS, each market will add at least two new wireless service providers. Each PCS provider will offer digital cellular service with features such as longer battery life, increased account security and enhanced services such as voice mail, Caller ID and paging capabilities. The company plans to introduce digital cellular service in its markets beginning in mid-1997. Paging, invigorated by the popularity of cellular service, is a highly competitive business with at least five to seven providers in each market.

   Competitors of Ameritech's directory publishing business are traditional advertising media, including television, radio, direct mail, magazines and newspapers, as well as providers of new technology such as on-line services including the Internet. The company believes competition in all segments of the company's business, as well as the technological innovations rapidly spawned by each unique unit, will accelerate growth.

   Public policy changes are beginning to open communications markets to competition internationally. In pursuit of business opportunities in and outside of the United States, Ameritech faces competition from other local exchange carriers, long distance service providers, cable TV companies and Internet and wireless service providers, as well as a variety of foreign entities and other entrants from adjacent segments of the communications and information services industries.

EVOLUTION OF THE INDUSTRY While telecommunications reform was the most dramatic change affecting the communications industry in 1996, another trend that intensified was the number of noteworthy mergers, alliances and joint ventures. As the company expands and diversifies, the number, variety and size of competitors will shift to challenge Ameritech's evolving business interests. Much of the competition will be from companies with substantial capital, technological and marketing resources and wide-ranging service offerings.

BUSINESS UNITS Although the company continues to operate solely in the communications industry, it has organized its business into separate units. Each customer is assigned to a business unit that is best positioned to serve that customer's specific needs. Revenues by business unit are as follows:

                                                    1996           1995
   ----------------------------------------------------------------------
   Consumer                                           32%            32%
   Custom, enhanced and small business                27             27
   Long distance*                                     13             14
   Cellular, including paging                          9              8
   Advertising                                         7              8
   All other                                          12             11
                                                     ---            ---
    Total                                            100%           100%
   ======================================================================
   * Long distance relates closely to the revenue categories of interstate and intrastate network access, excluding end-user charges.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT Except for historical information contained herein, the above discussion contains certain forward-looking statements that involve potential risks and uncertainties. Ameritech's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, changes in economic and market conditions, effects of state and federal regulation, risks inherent in international operations and the impact of new technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

----------------<===========>----------------
REPORT OF MANAGEMENT


SHAREOWNERS
AMERITECH CORPORATION

The consolidated financial statements were prepared in accordance with generally accepted accounting principles that required the use of estimates and judgment. Management prepared these statements and other information in the annual report and is responsible for their integrity and objectivity.

   The company's consolidated financial statements have been audited by Arthur Andersen LLP. Management has made available to Arthur Andersen LLP all of the company's financial records and related data, as well as the minutes of meetings of shareowners and directors. Management believes that all representations made to Arthur Andersen LLP were valid and appropriate.

   Management maintains a system of internal control over the preparation of its published financial statements, which provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The internal control system provides appropriate division of responsibility, and written policies and procedures are communicated to employees and updated as necessary.
Management is responsible for proactively fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct.

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

   Management assessed the company's internal control system in relation to criteria for effective internal control. These criteria consist of five interrelated components, which are: control environment, risk assessment, control activities, information and communication, and monitoring. Based on its assessment, management believes that, as of December 31, 1996, its system of internal control has met these criteria.

   The Board of Directors, through its audit committee which is composed solely of outside directors, serves in an oversight capacity to assure the integrity and objectivity of the company's financial reporting process. The role of the committee includes monitoring the company's accounting and financial controls and assuring the independence of Arthur Andersen LLP. Both the internal auditors and the independent public accountants have complete access to the committee and periodically meet with the committee, with and without management present.


Sincerely,



/s/ Richard C. Notebaert                   /s/ Oren G. Shaffer
----------------------------               ----------------------------
Richard C. Notebaert                       Oren G. Shaffer
Chairman and                               Executive Vice President
Chief Executive Officer                    and Chief Financial Officer
January 13, 1997

--------------<<===========>>---------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


BOARD OF DIRECTORS
AMERITECH CORPORATION

We have audited the accompanying consolidated balance sheets of Ameritech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameritech Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As discussed in Note 10 to the consolidated financial statements, the company discontinued applying the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1994.



/s/ Arthur Andersen LLP
----------------------------
Arthur Andersen LLP
Chicago, Illinois
January 13, 1997

--------------<<===========>>---------------
CONSOLIDATED STATEMENTS OF INCOME
Ameritech Corporation and Subsidiaries

(dollars in millions,               For the year ended December 31
                                  ----------------------------------
except per share amounts)         1996           1995           1994
--------------------------------------------------------------------
REVENUES                      $ 14,917       $ 13,428       $ 12,569
                               =====================================
OPERATING EXPENSES
 Employee-related expenses       3,711          3,623          3,612
 Depreciation and
  amortization                   2,365          2,177          2,205
 Other operating expenses        4,743          3,911          3,418
 Restructuring
  (credits) charges                 --           (134)           728
 Taxes other than
  income taxes                     593            548            577
                               -------------------------------------
                                11,412         10,125         10,540
                               -------------------------------------
OPERATING INCOME                 3,505          3,303          2,029
Interest expense                   514            469            435
Other income, net                  326            260            147
                               -------------------------------------
Income before income taxes
 and extraordinary item          3,317          3,094          1,741
Income taxes                     1,183          1,086            571
                               -------------------------------------
Income before
 extraordinary item              2,134          2,008          1,170
Extraordinary item                  --             --         (2,234)
                               -------------------------------------
NET INCOME (LOSS)             $  2,134       $  2,008       $ (1,064)
                               =====================================
EARNINGS (LOSS) PER COMMON SHARE
 Income before
  extraordinary item          $   3.87       $   3.63       $   2.13
 Extraordinary item                 --             --          (4.07)
                               -------------------------------------
 NET INCOME (LOSS)            $   3.87       $   3.63       $  (1.94)
                               =====================================
AVERAGE COMMON SHARES
 OUTSTANDING (MILLIONS)          551.9          553.6          549.2
====================================================================

The accompanying notes are an integral part of the financial statements.

--------------<<===========>>---------------
CONSOLIDATED BALANCE SHEETS
Ameritech Corporation and Subsidiaries
                                                  As of December 31
                                                 -------------------
(dollars in millions)                            1996           1995
---------------------------------------------------------------------
ASSETS
Current assets
 Cash and temporary cash investments          $   145        $   131
 Receivables, less allowance for uncollectibles
  of $320 and $166, respectively                 3070          2,774
 Material and supplies                            231            205
 Prepaid and other                                353            342
                                           ---------------------------
                                                 3799          3,452
                                           ---------------------------
Property, plant and equipment
 In service                                    31,927         30,478
 Under construction                               365            396
                                           ---------------------------
                                               32,292         30,874
 Less, accumulated depreciation                18,785         17,417
                                           ---------------------------
                                               13,507         13,457
                                           ---------------------------
Investments, primarily international            2,323          1,497
                                           ---------------------------
Other assets and deferred charges               4,078          3,536
                                           ---------------------------
TOTAL ASSETS                                  $23,707        $21,942
                                           ===========================
LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities
 Debt maturing within one year                $ 3,155        $ 2,138
 Accounts payable                               1,836          1,792
 Other                                          1,841          1,831
                                           ---------------------------
                                                6,832          5,761
                                           ---------------------------
Long-term debt                                  4,437          4,513
                                           ---------------------------
Deferred credits and other long-term liabilities
 Accumulated deferred income taxes                900            782
 Unamortized investment tax credits               172            208
 Postretirement benefits
  other than pensions                           2,984          2,967
 Other                                            695            696
                                           ---------------------------
                                                4,751          4,653
                                           ---------------------------
Shareowners' equity
 Common stock, par value $1;
  2.4 billion shares authorized;
  588,113,000 issued in 1996;
  587,611,000 issued in 1995                      588            588
 Proceeds in excess of par value                5,732          5,613
 Reinvested earnings                            3,154          2,209
 Treasury stock, at cost
  (38,182,000 shares in 1996
  and 33,773,000 shares in 1995)               (1,344)          (986)
 Deferred compensation                           (259)          (329)
 Currency translation adjustments                (188)           (85)
 Other, net                                         4              5
                                           ---------------------------
                                                7,687          7,015
                                           ---------------------------
TOTAL LIABILITIES AND
 SHAREOWNERS' EQUITY                          $23,707        $21,942
======================================================================

The accompanying notes are an integral part of the financial statements.

--------------<<===========>>---------------
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
Ameritech Corporation and Subsidiaries
                                                          Shareowners' Equity
--------------------------------------------------------------------------------------------------------------------------------
                                               Proceeds                                                          Common Treasury
                                              in Excess                                       Currency           Shares   Common
                                       Common        of Reinvested  Treasury      Deferred Translation  Other,  Issued    Shares
(dollars in millions)             Total Stock Par Value   Earnings     Stock  Compensation Adjustments     net    (000)    (000)
--------------------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1993     $ 7,845 $ 588   $ 5,455    $ 3,455  $ (1,105)      $ (469)       $ (76)   $ (3)  587,611  40,969
Net loss                         (1,064)                    (1,064)
Dividends declared
 ($1.94 per share)               (1,066)                    (1,066)
Treasury stock activity
 Purchases                           (4)                                  (4)                                                 88
 Issuances
   Employee benefit plans            36               5                   31                                              (1,179)
   Dividend reinvestment and
     stock purchase plan            149              48                  101                                              (3,728)
Reduction of LESOP debt              73                                                73
Other                                26              13                                                     13
Translation adjustments              60                                                             60
                                ------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1994       6,055   588     5,521      1,325      (977)        (396)         (16)     10   587,611  36,150
Net income                        2,008                      2,008
Dividends declared
 ($2.03 per share)               (1,124)                    (1,124)
Treasury stock activity
 Purchases                         (162)                                (162)                                              3,196
 Issuances
   Employee benefit plans            82              13                   69                                              (2,530)
   Dividend reinvestment and
     stock purchase plan            145              61                   84                                              (3,043)
Reduction of LESOP debt              67                                                67
Other                                13              18                                                     (5)
Translation adjustments             (69)                                                           (69)
                                ------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995       7,015   588     5,613      2,209      (986)        (329)         (85)      5   587,611  33,773
Net income                        2,134                      2,134
Dividends declared
 ($2.155 per share)              (1,189)                    (1,189)
Stock issued to
 nonmanagement employees             29              29                                                              502
Treasury stock activity
 Purchases                         (492)                                (492)                                              8,661
 Issuances
   Employee benefit plans            85              15                   70                                              (2,253)
   Dividend reinvestment and
     stock purchase plan            115              51                   64                                              (1,999)
Reduction of LESOP debt              70                                                70
Other                                23              24                                                     (1)
Translation adjustments            (103)                                                          (103)
                                ------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996     $ 7,687 $ 588   $ 5,732    $ 3,154  $ (1,344)      $ (259)      $ (188)    $ 4   588,113  38,182
 ===============================================================================================================================

The accompanying notes are an integral part of the financial statements.

--------------<<===========>>---------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
Ameritech Corporation and Subsidiaries

                                             For the year ended December 31
                                          ----------------------------------
(dollars in millions)                      1996          1995           1994
-----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                        $2,134         $2,008      $(1,064)
 Adjustments to net income (loss)
  Extraordinary item                           -              -        2,234
  Restructuring (credits) charges,
   net of tax                                  -            (79)         456
  Depreciation and amortization            2,365          2,177        2,205
  Deferred income taxes, net                 122            149           69
  Investment tax credits, net                (36)           (48)         (52)
  Capitalized interest                       (28)           (20)         (13)
  Change in accounts receivable, net        (296)          (474)        (224)
  Change in material and supplies            (61)           (15)         (76)
  Change in other current assets             (11)            (8)         (30)
  Change in accounts payable                  44            246          332
  Change in certain other
   current liabilities                        86           (119)        (160)
  Change in certain noncurrent assets
   and liabilities                          (482)          (154)        (277)
  Gain on exchange of cellular minority
   interests                                   -            (66)           -
  Other operating activities, net            (94)           (41)          30
                                          ----------------------------------
NET CASH FROM OPERATING ACTIVITIES         3,743          3,556        3,430
                                          ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures, net                (2,440)        (2,120)      (1,877)
 Additional investments including
   acquisition of new companies             (922)          (895)        (589)
 Net proceeds from exchange of cellular
   minority interests                          -             61            -
 Other investing activities, net              51             72           74
                                          ----------------------------------
NET CASH FROM INVESTING ACTIVITIES        (3,311)        (2,882)      (2,392)
                                          ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net change in short-term debt               815            217         (416)
 Issuance of long-term debt                  273            195          645
 Retirement of long-term debt                (92)           (84)        (569)
 Dividend payments                        (1,171)        (1,107)      (1,053)
 Repurchase of common stock                 (492)          (162)          (4)
 Proceeds from reissuance of treasury stock  196            226          188
 Issuance of preferred stock in subsidiary     -             60           85
 Other financing activities, net              53             38            4
                                          ----------------------------------
NET CASH FROM FINANCING ACTIVITIES          (418)          (617)      (1,120)
                                          ----------------------------------
Net increase (decrease) in cash and
   temporary cash investments                 14             57         (82)
Cash and temporary cash investments,
   beginning of year                         131             74          156
                                          ----------------------------------
Cash and temporary cash investments,
   end of year                            $  145         $  131       $   74
=============================================================================

The accompanying notes are an integral part of the financial statements.

----------------<===========>----------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ================<<----------->>===============

| 1 | SIGNIFICANT ACCOUNTING POLICIES
 .............................................................................

NATURE OF OPERATIONS Ameritech Corporation (Ameritech or the company), one of the world's largest communications companies, provides a wide array of local phone, data, directory and other services to over 12 million customers (primarily in Illinois, Indiana, Michigan, Ohio and Wisconsin).

   Ameritech serves almost 2.5 million cellular customers, more than one million paging customers and 367,000 security monitoring customers, and publishes business directories in Germany and other countries. The security monitoring business is conducted throughout the United States and Canada. The company also has cellular interests in China and Norway, as well as interests in communications companies in Belgium, New Zealand and Hungary.

   See discussion of competition and significant new legislation in Other matters in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 34 and 35.

CONSOLIDATION The consolidated financial statements include the accounts of Ameritech and all of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

BASIS OF ACCOUNTING The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In 1994, Ameritech discontinued accounting for its landline communications subsidiaries under Statement of Financial Accounting Standards No. 71 (FAS
71), "Accounting for the Effects of Certain Types of Regulation" (see Note
10). The Ameritech landline communications subsidiaries are Illinois Bell Telephone Company; Indiana Bell Telephone Company, Incorporated; Michigan Bell Telephone Company; The Ohio Bell Telephone Company; and Wisconsin Bell, Inc.

USE OF ESTIMATES The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MATERIAL AND SUPPLIES Inventories of new and reusable material and supplies are stated at the lower of cost or market, with cost generally determined on an average-cost basis.

INCOME TAXES Ameritech files a consolidated federal income tax return. Deferred tax assets and liabilities are determined at the end of each period, based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The company also provides deferred income taxes on undistributed equity earnings from foreign investments where it does not control the dividend flow back to the United States.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated primarily at original cost. The provision for depreciation is based principally on straight-line remaining life and straight-line equal life group methods of depreciation applied to individual categories of plant with similar characteristics. As a result of discontinuing the application of FAS 71 in 1994, the company recognized shorter, more economically realistic lives and increased its accumulated depreciation balance.

   The following is a summary of average lives (in years) before and after the discontinuation of FAS 71.

   Asset Category                                  Before         After
   ---------------------------------------------------------------------
   Central office equipment
    Digital switching                                  17             7
    Analog switching                              up to 4      obsolete
    Circuit accounts                                 8-12             7
   Copper and fiber cable and wire facilities       20-32            15
   All other                                      various       various
   =====================================================================

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

ADVERTISING COSTS Advertising costs are generally charged to expense as incurred.

EARNINGS PER SHARE Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Common share equivalents have been excluded from the computation as they result in a dilutive effect of less than three percent.

STOCK OPTIONS The company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion 25, under which no compensation expense is recognized in the financial statements except where the plan is determined to be variable in nature. The company has presented the pro forma disclosures of compensation expense under the fair value provisions of the recently issued FAS 123, "Accounting for Stock-Based Compensation" in Note 12.

REVENUE RECOGNITION Revenues are generally recognized as services are provided or products are delivered to customers. Certain local telephone and wireless service revenues are billed in advance, resulting in deferred revenues. The company primarily accounts for its directory advertising revenues as billed over the term of the related directory (usually one year) and amortizes production costs, which are deferred when incurred, to match the related revenues.

INTANGIBLES Intangibles, including goodwill arising from the acquisition of companies, are amortized on a straight-line basis over the anticipated period of benefit, not to exceed 40 years. Amounts recorded as intangible assets are reviewed for impairment on a periodic basis using expected undiscounted future cash flows.

TRANSLATION ADJUSTMENTS The assets and liabilities relating to the company's share of significant foreign operations are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated to U.S. dollars using average exchange rates for the year. Translation adjustments are accumulated and recorded as a separate component of shareowners' equity.

| 2 | INVESTMENTS
 .............................................................................

BELGACOM In March 1996, a consortium led by Ameritech finalized its agreement to acquire an interest in Belgacom S.A., the national telecommunications operator of Belgium. The consortium purchased from the Belgian government a 49.9% stake in Belgacom S.A. The consortium's purchase price was approximately 74 billion Belgian francs, or approximately $2.5 billion. Ameritech has invested approximately $865 million for its 35% allocable consortium share, which results in about a 17.5% investment in Belgacom S.A.

   Ameritech accounts for its Belgacom investment using the equity method of accounting since the company exercises significant operating influence. After giving effect to Belgacom's unfunded pension obligation and other adjustments to conform to U.S. GAAP, the company's share of goodwill from this transaction is approximately $845 million, which is being amortized on a straight-line basis over a period of 40 years.

MATAV In December 1993, a holding company (MagyarCom), owned equally by Ameritech and Deutsche Telekom AG, purchased a 30% share in the Hungarian telecommunications company, MATAV. Ameritech's purchase price for its 15% share of MATAV was $438 million. A significant portion of the purchase price was for a capital infusion into MATAV and receipt of a concession license from the Hungarian government. On December 22, 1995, Ameritech, through MagyarCom, purchased an additional 18.5% share of MATAV from the Hungarian government for $405 million. Ameritech accounts for its effective 33.5% share of MATAV using the equity method. Goodwill from these transactions approximates $410 million and is being amortized on a straight-line basis over a period of 40 years.

TELECOM CORPORATION OF NEW ZEALAND LIMITED In September 1990, Ameritech and Bell Atlantic Corporation purchased all of the shares of Telecom Corporation of New Zealand Limited (New Zealand Telecom), the state-owned telephone company in New Zealand. The company's share of the purchase price was approximately $1.2 billion.

   After stock sales required by the New Zealand government in the purchase agreement, which were completed in 1993, the company's share of ownership is 24.8%. Such sales resulted in gains with cash proceeds to the company of $676 million.

   During 1994 the company received a cash distribution totaling $67 million from New Zealand Telecom as a result of a capital restructuring.

   The investment in New Zealand Telecom is accounted for using the equity method. Goodwill of approximately $290 million associated with this investment is being amortized on a straight-line basis over a period of 40 years.

   The company owned 469,060,000 shares of New Zealand Telecom as of December 31, 1996 and 1995. Shares of New Zealand Telecom are publicly traded. Based on the year-end closing price of individual New Zealand Telecom shares, the aggregate value of the company's shares was about $2.4 billion in 1996 and $2.0 billion in 1995. However, New Zealand Telecom shares are thinly traded with approximately 50% of the company owned by Ameritech and Bell Atlantic Corporation.

SUMMARY OF NONCONSOLIDATED INVESTMENTS A summary of the company's investments, which have not been consolidated, follows:

                                                    1996          1995
   ----------------------------------------------------------------------
   Belgacom                                       $  890         $  --
   MATAV                                             655           723
   New Zealand Telecom                               670           644
   Other international investments                     5            20
                                              --------------------------
    Total international investments                2,220         1,387
   Domestic investments                              103           110
                                              --------------------------
    Total investments                            $ 2,323       $ 1,497
   ======================================================================

----------------<===========>----------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

   In accordance with the equity method of accounting, the company increases its recorded investment for its allocable share of earnings (adhering to purchase accounting and U.S. GAAP), reduces the investment for distributions (dividends) received and gives effect to any currency translation adjustments. Dividends received by the company on such investments were $152 million in 1996, $110 million in 1995 and $85 million in 1994.

   The following unaudited summary presents Ameritech's proportional (pro rata) interest in the summarized financial information of investments accounted for under the equity method of accounting:

   Year ended December 31                 1996          1995           1994
   -------------------------------------------------------------------------
   Revenues                             $ 1,726       $    745      $   593
   Costs and expenses                     1,461            641          503
                                       --------------------------------------
   Net income                           $   265       $    104      $    90
                                       --------------------------------------

   As of December 31                      1996          1995
   ------------------------------------------------------------
   Assets*                              $ 4,634        $ 2,415
   Liabilities                            2,398          1,027
                                        ----------------------
   Net equity                           $ 2,236        $ 1,388
   ============================================================
   *Includes goodwill associated with Ameritech's investments

OTHER INVESTMENTS In October 1995 and December 1994, the company purchased two security monitoring businesses, which operate through wholly owned subsidiaries doing business as SecurityLink [SM] from Ameritech. These businesses have been consolidated in the accompanying financial statements from the date of acquisition using the purchase method of accounting. The combined preacquisition annual revenues of the acquired security monitoring businesses were approximately $250 million. During 1996, assets of certain smaller security monitoring businesses were acquired.

OTHER TRANSACTIONS In 1995, in a Federal Communications Commission auction, the company purchased broadband personal communications services (PCS) licenses in the Indianapolis and Cleveland markets for $158 million. This is in addition to the narrowband licenses obtained in 1994 to offer two-way paging in the Midwest. These licenses have been classified in other assets and deferred charges in the accompanying consolidated balance sheets. Amortization of these licenses will begin upon commencement of the related operations.

   In May 1994, Ameritech invested $473 million in a newly formed subsidiary of General Electric Company (GE). The new subsidiary, GE Information Services, Inc. (GEIS), provides electronic data interchange and electronic commerce. Ameritech's investment is in the form of a four-year interest bearing convertible debenture, which, if legal restrictions are removed, converts into a 30% equity interest in GEIS. The debenture has been guaranteed as to repayment by GE. Ameritech may extend the term of the debenture by one year under certain circumstances. The debenture has been classified in other assets and deferred charges in the accompanying consolidated balance sheets.

| 3 | PROPERTY, PLANT AND EQUIPMENT
 .............................................................................

The components of property, plant and equipment were as follows as of December
31:
                                                    1996          1995
   ----------------------------------------------------------------------
   Land                                         $    150      $    140
   Buildings                                       3,115         2,992
   Central office equipment                       12,345        12,108
   Cable, wiring and conduit                      13,061        12,372
   Other                                           3,256         2,866
                                              --------------------------
                                                  31,927        30,478
   Under construction                                365           396
                                              --------------------------
                                                  32,292        30,874
   Less, accumulated depreciation                 18,785        17,417
                                              --------------------------
   Total property, net                          $ 13,507      $ 13,457
   ======================================================================

   Depreciation expense on property, plant and equipment was $2,216 million, $2,090 million and $2,104 million in 1996, 1995 and 1994, respectively.

| 4 | Income taxes
 .............................................................................

The components of income tax expense follow:

                                          1996          1995           1994
   -------------------------------------------------------------------------
   Federal
    Current                            $    959       $    821     $    733
    Deferred, net                           115            181         (196)
    Investment tax credits, net             (36)           (48)         (52)
                                       --------------------------------------
    Total                                 1,038            954          485
                                       --------------------------------------
   State, local and foreign
    Current                                 138            109           93
    Deferred, net                             7             23           (7)
                                       --------------------------------------
    Total                                   145            132           86
                                       --------------------------------------
   Total income tax expense             $ 1,183        $ 1,086     $    571
   ==========================================================================

Total income taxes paid were $1,075 million, $890 million and $904 million in 1996, 1995 and 1994, respectively.

   The following is a reconciliation between the statutory federal income tax rate for each of the past three years and the company's effective tax rate:

                                          1996          1995           1994
   -------------------------------------------------------------------------
   Statutory tax rate                     35.0%          35.0%         35.0%
   State income taxes,
    net of federal benefit                 2.8            2.8           3.2
   Amortization of
    investment tax credits                (0.7)          (1.0)         (2.8)
   Benefit of tax rate differential
    under FAS 71 applied
    to reversing temporary
    differences                            -              -            (3.0)
   Other                                  (1.4)          (1.7)          0.4
                                       --------------------------------------
   Effective tax rate                     35.7%        35.1%          32.8%
   ==========================================================================

Income tax expense was reduced by $12 million and $16 million in 1996 and 1995, respectively, as a result of a portion of the beginning of year valuation allowances no longer being required.

   As of December 31, 1996 and 1995, the components of long-term accumulated deferred income taxes were as follows:

                                                    1996          1995
   ----------------------------------------------------------------------
   Deferred tax assets
    Postretirement and
     postemployment benefits                     $ 1,151       $ 1,172
    Other                                            353           241
                                              --------------------------
                                                   1,504         1,413
                                              --------------------------
   Deferred tax liabilities
    Accelerated depreciation                       1,656         1,541
    Prepaid pension cost                             451           368
    Other                                            297           286
                                              --------------------------
                                                   2,404         2,195
                                              --------------------------
   Net deferred tax liability                   $    900      $    782
   ======================================================================

   The company had valuation allowances against certain deferred tax assets aggregating $55 million and $65 million as of December 31, 1996 and 1995, respectively. Deferred income taxes in current assets and liabilities are not shown as they are not significant.

| 5 | Debt maturing within one year
 .............................................................................

Debt maturing within one year is included as debt in the computation of debt ratios and consisted of the following as of December 31:

                                                    1996          1995
   ----------------------------------------------------------------------
   Notes payable
    Commercial paper                             $ 2,777        $ 1,969
    Bank loans                                        11              4
    Other                                             11             11
   Long-term debt maturing
    within one year                                  356            154
                                              --------------------------
   Total                                         $ 3,155        $ 2,138
                                              ==========================
   Weighted average interest rate
    on notes payable, year-end                       5.4%           6.0%
   ======================================================================

   The company has a committed revolving credit facility of $1.0 billion. The fee for this facility is 0.04% per annum. This facility was not used during the three years ended December 31, 1996. In addition, Ameritech has entered into uncommitted agreements with a number of banks for lines of credit totaling $1.46 billion. The interest rates on these lines are negotiable at the time of borrowing. No amounts were outstanding under these agreements as of December 31, 1996. There are no significant commitment fees or material compensating balance requirements associated with any of these lines of credit. These lines, as well as the revolving credit facility, are available for support of commercial paper borrowing and to meet short-term cash needs.

| 6 | LONG-TERM FINANCING
 .............................................................................

Long-term debt consists principally of debentures issued by the Ameritech landline communications subsidiaries. The following table sets forth interest rates and other information on long-term debt outstanding as of December 31:

   Interest Rates                   Maturities          1996           1995
   -------------------------------------------------------------------------
   4.375%  -  6.0%*                  1998-2007       $    865       $ 1,140
   6.125%  -  8.0%                   2002-2026          2,812         2,537
   8.125%  -  9.0%                   1998-2026            330           334
   9.1%  -   10.0%                   1998-2016            196           199
                                                     ------------------------
                                                        4,203         4,210
                                                     ------------------------
   LESOP (Note 7)                                         190           266
   Capital lease obligations                               77            73
   Other                                                    5             1
   Unamortized discount, net                              (38)          (37)
                                                     ------------------------
   Total                                              $ 4,437       $ 4,513
   ==========================================================================
   * Includes $450 million tied to floating LIBOR rate.

   Scheduled maturities of long-term debt (including principal payments on LESOP debt) are $405 million due in 1998, $232 million due in 1999, $147 million due in 2000 and $6 million due in 2001.

   Approximately $8,837 million of total gross property, plant and equipment are subject to liens under mortgage bonds with outstanding balances of $300 million.

              >>================>>-----------<<===============<<
                                    pagers
                                increased 53.0%
              >>================<<----------->>===============<<

   As of December 31, 1996, the company, through a financing subsidiary, had $1.0 billion in unsecured debt securities available for issuance through a shelf registration statement with the SEC. The company, through its landline communications subsidiaries, had $950 million in unsecured debt securities available for issuance through shelf registration statements as of December 31, 1996.

PREFERRED STOCK ISSUANCES BY SUBSIDIARY Ameritech New Zealand Funding Corporation, a wholly owned subsidiary, issued through private placements $85 million of Series A Preferred Stock in 1994 (7.04%, subject to mandatory redemption in 2001) and $60 million of Series B Preferred Stock in 1995 (variable rate, 3.92% as of December 31, 1996, not subject to mandatory redemption). Both preferred stock issues are included in other long-term liabilities.

| 7 | EMPLOYEE BENEFIT PLANS
 .............................................................................

PENSION PLANS The company maintains noncontributory defined benefit pension plans covering substantially all employees and death benefit plans for nonmanagement employees. The management plan was amended effective May 1, 1995. The pension benefit formula now used in the management plan for the determination of pension cost is based on the highest

----------------<===========>----------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

consecutive 36 months (3 years) pay, out of the last 60 consecutive months for which service pension credits were earned. Pension cost under the nonmanagement plan is determined using a flat dollar amount per year of service. The pension plans were amended in 1996 to provide a pension increase, effective February 1, 1997, to retirees who retired prior to April 1, 1994 and are receiving annuity pension benefits. The increase is 4.5% for retirees who retired prior to April 1, 1989, with lower rates of increase for more recent retirees.

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

The components of pension cost (credits) follow:

                                          1996          1995           1994
   -------------------------------------------------------------------------
   Benefits earned during
    the year                          $    167       $   139       $    215
   Interest cost on projected
    benefit obligation                     493           494            524
   Actual return on plan assets         (1,921)       (1,798)            73
   Net amortization and deferral         1,066         1,024         (1,018)
                                       --------------------------------------
   Net pension credits                $   (195)      $  (141)      $   (206)
   ==========================================================================

The funded status of the plans was as follows as of December 31:

                                                    1996          1995
   ----------------------------------------------------------------------
   Actuarial present value of
    accumulated plan benefits
     Vested                                   $    5,895        $ 6,181
     Nonvested                                       735            828
                                              --------------------------
     Total                                         6,630          7,009
                                              --------------------------
   Fair value of plan assets                      12,121         10,974
   Actuarial present value of
    projected benefit obligation                  (7,622)        (7,620)
   Unrecognized net asset resulting
    from initial adoption of FAS 87                 (772)          (892)
   Unrecognized net gains                         (3,008)        (1,860)
   Unrecognized prior service cost                   468            331
                                              --------------------------
   Prepaid pension cost                       $    1,187       $    933
   ======================================================================

   The assets of the pension plans consist principally of debt and equity securities, fixed income instruments and real estate. The assumed long-term rate of return on plan assets used in determining pension cost was 8.0% for 1996 and 7.25% for 1995 and 1994. The assumed discount rate used to determine the projected benefit obligation was 7.5% as of December 31, 1996 and 6.9% as of December 31, 1995. In addition, the determination of the projected benefit obligation included an assumed rate of increase in future compensation levels of 4.2% for 1996 and 4.5% for 1995. Effective December 31, 1996, the company gave effect to increases in future benefits under the nonmanagement plan.

              >>================>>-----------<<===============<<
                           international investments
                                  grew 60.1%
              >>================<<----------->>===============<<

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS The company sponsors health care and life insurance plans that provide noncontributory postretirement benefits to substantially all of its retirees and their dependents. The company accrues the cost of postretirement benefits granted to employees as expense over the period in which the employee renders services and becomes eligible to receive benefits. The cost of postretirement health care and life insurance benefits for current and future retirees is determined using the projected unit credit actuarial method.

   The company has provided for part of the cost of these plans by making contributions for health care benefits to voluntary employee benefit association trust funds (VEBAs) and maintains retirement funding accounts
(RFAs) to provide life insurance benefits. The company intends to continue to fund the nonmanagement VEBA. Funding of the management VEBA was suspended effective in 1994. The nonmanagement VEBA and the RFAs earn income without tax. Plan assets consist principally of corporate securities and bonds.

The components of postretirement benefit cost follow:

                                          1996          1995           1994
   -------------------------------------------------------------------------
   Retiree health care plans
    Benefits earned during the year     $   80        $   49         $   76
    Interest cost on accumulated
     postretirement benefit
     obligation (APBO)                     311           307            258
    Actual return on plan assets           (44)         (113)            11
    Net amortization and deferral          (18)           57            (53)
                                       --------------------------------------
                                           329           300            292
                                       --------------------------------------
   Retiree life plans
    Benefits earned during the year          8             5              8
    Interest cost on APBO                   34            33             30
    Actual return on plan assets           (28)          (27)           (21)
    Net amortization and deferral           (4)           (8)           (13)
                                       --------------------------------------
                                            10             3              4
                                       --------------------------------------
   Total postretirement
    benefit cost                         $ 339         $ 303          $ 296
   ==========================================================================

The components of the postretirement obligation were as follows as of December
31:

                                                    1996          1995
   ----------------------------------------------------------------------
   Retiree health care plans
    Retirees and dependents                      $ 3,075        $ 3,084
    Fully eligible active plan participants          342            286
    Other active plan participants                 1,168          1,269
                                              --------------------------
    Total APBO                                     4,585          4,639
    Fair value of plan assets                      1,033            916
                                              --------------------------
    APBO in excess of plan assets                  3,552          3,723
    Unrecognized net loss                           (528)          (707)
                                              --------------------------
    Accrued postretirement health
     care benefit obligation                       3,024          3,016
                                              --------------------------
   Retiree life plans
    Retirees and dependents                          349            370
    Fully eligible active plan participants            -              1
    Other active plan participants                   123            140
                                              --------------------------
    Total APBO                                       472            511
    Fair value of plan assets                        458            452
                                              --------------------------
    APBO in excess of plan assets                     14             59
    Unrecognized net loss                            (54)          (108)
                                              --------------------------
    Prepaid postretirement
     life benefit obligation                         (40)           (49)
                                              --------------------------
   Total accrued postretirement
    benefit obligation, net                      $ 2,984        $ 2,967
   ======================================================================

The assumed discount rate used to measure the accumulated postretirement benefit obligation as of December 31, 1996, was 7.5% and 6.9% for 1995. The assumed rate of increase in future compensation levels was 4.2% for 1996 and 4.5% for 1995. The expected long-term rate of return on plan assets was 8.0% for 1996 and 7.25% for 1995 and 1994 for the VEBAs and 8.0% for 1996, 1995 and 1994 for the RFAs.

   The assumed health care cost trend rate for 1996 was 8.4% and 8.8% for 1995 and is assumed to decrease gradually to 4.0% in 2007 and remain at that level. The assumed health care cost trend rate is 8.0% for 1997.

   The health care cost trend rate has a significant effect on the amounts reported for costs each year as well as on the accumulated postretirement benefit obligation. Specifically, increasing the assumed health care cost trend rate by one percentage point in each year would have increased the aggregate of the service and interest cost components for 1996 by $61 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1996 by $585 million.

   As of December 31, 1996, the company had approximately 55,000 retirees eligible to receive health care and group life insurance benefits.

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS In 1989, the company created leveraged employee stock ownership plans (LESOPs) within its existing employee savings plans. To fund the LESOPs, the Trustee for the savings plans issued $665 million of debt, at 8.03% interest, payable in semiannual installments through 2001, which the company guaranteed. The Trustee used the proceeds to purchase at fair market value 22,566,276 shares of the company's common stock from the company's treasury. These shares are considered to be outstanding for earnings per share purposes. The Trustee repays the notes, including interest, with funds from the company's contributions to the savings plans, from dividends paid on the shares of company common stock held by the Trustee and with new loans from the company.

   As a result of the company's unconditional guarantee, the notes of the Trusts are recorded as long-term debt and as deferred compensation in the accompanying consolidated balance sheets. Deferred compensation represents a reduction of shareowners' equity. Debt and deferred compensation are reduced as the Trustee makes principal payments. As of December 31, 1996, the company had $190 million included in long-term debt and $69 million included in long-term debt maturing within one year with respect to the LESOP.

   The company maintains savings plans that cover substantially all of its employees. Under these plans, the company matches a certain percentage of eligible contributions made by the employees. The LESOP provisions of the savings plans became effective January 1, 1990. Under these provisions, company matching contributions are allocated to employees in company stock from the LESOP Trusts. Company stock is released for allocation to employees in the proportion that principal and interest paid in a year bears to the total principal and interest due over the life of debt outstanding in the Trust.

   Company matching contributions to the plans are recorded as compensation expense. Any change in the required contribution as a result of leveraging this obligation is recorded as a gain or loss in other income. The amount expensed and contributed to the LESOPs for 1996, 1995 and 1994 totaled $34 million, $38 million and $56 million, respectively. Interest expense incurred by the savings plans for 1996, 1995 and 1994 was $21 million, $28 million and $33 million, respectively. Dividends paid on shares of stock held by the Trustee used to partially satisfy debt repayment requirements were $41 million, $42 million and $41 million for 1996, 1995 and 1994, respectively.
As of December 31, 1996, 14,593,007 shares have been allocated or have been committed to employee accounts, leaving 7,973,269 shares unallocated. As of December 31, 1995, 12,984,497 shares were allocated or committed to employee accounts, leaving 9,581,779 shares unallocated.

   The company has entered into agreements to lend up to $123 million to one of the Trusts through December 1, 2004. The Trustee borrowed $18 million at 8.4% in 1995, $17 million and $6 million at 6.1% and 7.4%, respectively, in 1996 and $22 million at 6.9% in January 1997.

WORK FORCE AND OTHER RESTRUCTURING In March 1994, Ameritech announced a plan to reduce its existing nonmanagement work force. As of December 31, 1995, 11,500 employees had left the company as a result of this restructuring. See additional discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 31 and 32.

----------------<===========>----------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

   As a result of this restructuring, a pretax charge of $728 million, or $456 million after-tax, was recorded in 1994. In 1995, a credit of $134 million, or $79 million after-tax, was recorded resulting primarily from settlement gains from lump-sum pension payments to former employees, net of additional restructuring charges of $132 million recorded in the fourth quarter of 1995. The fourth quarter restructuring charges include $74 million associated with increased force costs related to the restructuring started in 1994, as well as planned work force reductions due to consolidation of the company's data centers. In connection with this consolidation, an additional $58 million was recorded to write down certain data processing equipment to estimated net realizable value. The cumulative gross program cost through December 31, 1995 totaled $1,238 million, partially offset by settlement gains of $644 million, for an aggregate pretax net program cost of $594 million, or $377 million after-tax.

MANAGEMENT WORK FORCE REDUCTIONS Effective January 1, 1995, management employees who are asked to leave the company will receive a severance payment under the Management Separation Benefit Program (MSBP). The company accounts for this benefit in accordance with FAS 112, "Employers' Accounting for Postemployment Benefits," accruing the separation cost when incurred. The number of employees leaving the company under the MSBP and the predecessor plan was 618 in 1996, 460 in 1995 and 1,246 in 1994.

   Settlement gains result from the payment of lump-sum distributions from the pension plan to former employees and are recorded as a credit to other operating expense. Settlement gains, net of termination costs, under the plans were $33 million, $27 million and $56 million in 1996, 1995 and 1994, respectively. The involuntary plans are funded from company operations and required cash payments of $17 million, $10 million and $41 million in 1996, 1995 and 1994, respectively.

| 8 | COMMITMENTS
 .............................................................................

The company leases certain facilities and equipment used in its operations under both operating and capital leases. Rental expense under operating leases was $219 million, $200 million and $182 million in 1996, 1995 and 1994, respectively. As of December 31, 1996, the aggregate minimum rental commitments under noncancelable leases were as follows:

   Years                                       Operating        Capital
   ----------------------------------------------------------------------
   1997                                           $   80          $  59
   1998                                               73             22
   1999                                               69              3
   2000                                               57              2
   2001                                               43              3
   Thereafter                                        196              4
                                              --------------------------
   Total minimum rental commitments               $  518             93
                                                  ======
    Less: executory costs                                             2
          interest costs                                              8
                                                                  -----
   Present value of minimum lease payments                        $  83
   ======================================================================

   Effective May 1, 1996, the company commenced a ten-year agreement with Integrated Systems Solutions Corporation (ISSC), a wholly owned subsidiary of IBM, to perform certain information technology services previously performed by Ameritech. ISSC is also responsible for the consolidation of the company's data centers.

   Initially, ISSC will be using existing computers owned or leased by the company to perform these services, but over time, ISSC may utilize any data processing equipment it acquires or leases, as long as ISSC meets the criteria specified in the agreement. The terms of the agreement and subsequent amendments specify payments to ISSC that do not exceed about $200 million in any year. Actual charges to the company may increase or decrease based in part upon usage, growth and other data processing requirements. During the initial years, scheduled payments to ISSC include reimbursement of lease payments on existing computers leased by the company.

   The company may terminate the entire agreement upon payment of a predetermined fee, which varies based on the reason for termination and the year terminated. The information technology restructuring charge recorded by the company in December 1995 is consistent with this ten-year agreement.

| 9 | FINANCIAL INSTRUMENTS AND DERIVATIVES
 .............................................................................

The following table presents the estimated fair value of the company's financial instruments as of December 31:

                                  1996                       1995
                        -----------------------     -----------------------
                        Carrying         Fair       Carrying         Fair
                           Value        Value          Value         Value
   ------------------------------------------------------------------------
   Cash and temporary
    cash investments    $   145       $  145       $    131      $    131
   Debt                   7,604        7,572          6,670         6,879
   Other assets             798          765            905           909
   Other liabilities        183          196            191           193
   ========================================================================

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

OTHER ASSETS AND LIABILITIES These financial instruments consist primarily of long-term receivables, other investments, financial contracts, customer deposits and preferred stock of a subsidiary. The fair values of these items were based on expected cash flows, available market prices or market comparables. Fair value of other liabilities includes the effect of interest rate swaps discussed below.

FINANCIAL CONTRACTS, INCLUDING DERIVATIVES The company occasionally enters into foreign currency forward contracts to hedge exposure to adverse exchange risk. Also, interest rate swaps are used to manage interest rate exposure. Related gains and losses are reflected in net income. As of December 31, 1995, the company had contracts giving it the right to deliver foreign currency valued at $300 million (none in 1996). As of December 31, 1996 and 1995, the company had also entered into interest rate swap agreements to change the interest rate on notional amounts of $582 million and $401 million, respectively. Interest expense is adjusted to give effect to obligations under the swaps. The company is exposed to credit risk in the unlikely event of nonperformance by counterparties and the fair value of the swaps exceeds their carrying value. As of December 31, 1996, the fair value of these interest rate swaps was $9 million less than carrying value. As of December 31, 1995, the fair value of the interest rate swaps was $17 million less than carrying value.

              >>================>>-----------<<===============<<
                                   dividends
                                increased 6.6%
              >>================<<----------->>===============<<

   The company uses derivatives in a limited way as a tool to manage financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company. Derivatives are used to protect the cash flow of the company rather than to generate income or engage in speculative activity. Leveraged derivatives are strictly prohibited.

| 10 | DISCONTINUATION OF REGULATORY ACCOUNTING - FAS 71
 .............................................................................

In 1994, having achieved price regulation in all five states in which it operates and recognizing increased competition, the company concluded that GAAP prescribed by FAS 71 was no longer appropriate.

   As a result of discontinuing the application of FAS 71, the company recorded an extraordinary noncash after-tax charge of $2.2 billion in 1994. The following table is a summary of the extraordinary charge.

                                                  Pretax      After-tax
   ----------------------------------------------------------------------
   Increase to the accumulated
    depreciation balance                         $ 3,659        $ 2,288
   Elimination of other net
    regulatory assets                                126             78
   Tax-related net regulatory liabilities              -            (86)
   Accelerated amortization of tax credits             -            (46)
                                              --------------------------
                                                 $ 3,785        $ 2,234
   ======================================================================

   The adjustment of $3.7 billion to net communications plant was necessary because estimated useful lives and depreciation methods historically prescribed by regulators did not keep pace with rapid technological changes and differed significantly from those used by nonregulated enterprises. Plant balances were adjusted by increasing the accumulated depreciation balance.
The necessary adjustment was determined by a discounted cash flow analysis, which considered technological changes, capital requirements and estimated impacts of future competition. To corroborate this study, a depreciation reserve study was also performed that identified inadequate accumulated depreciation levels by individual asset categories. The company believes these levels developed over the years as a result of the systematic underdepreciation of assets resulting from the regulatory process.

   When adjusting its net communications plant, the company gave effect to shorter, more economically realistic lives, as previously outlined in Note 1.

   The discontinuance of FAS 71 also required the company to eliminate from its consolidated balance sheet the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to FAS 71, but would not have been recognized as assets and liabilities by nonregulated enterprises.

   The elimination of other net regulatory assets related primarily to certain deferred vacation pay, debt financing costs and certain deferred assets.

   Additionally, at the time the company discontinued the application of FAS 71, the income tax-related regulatory assets and liabilities were eliminated and deferred tax balances adjusted to reflect application of FAS 109, "Accounting for Income Taxes", consistent with other nonregulated enterprises. As asset lives were shortened, the related unamortized investment tax credits deemed already earned were credited to income.

| 11 | OTHER INCOME, NET
 .............................................................................

The components of other income, net are as follows:

                                                   Income (expense)
                                            ------------------------------
                                          1996          1995           1994
   -------------------------------------------------------------------------
   Equity earnings of affiliates,
    primarily New Zealand
    Telecom and Belgacom                 $ 265         $ 104         $   90
   Interest on company-owned
    life insurance and
    related programs                        55            52             54
   Gain on sale of investment
    in Polish venture, Centertel            11             -              -
   Gain on exchange of
    cellular minority interests              -            66              -
   Gain on LESOP                            35            27             15
   Other, net                              (40)           11            (12)
                                       --------------------------------------
   Total                                 $ 326         $ 260          $ 147
   ==========================================================================

----------------<===========>----------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

| 12 | SHAREOWNERS' EQUITY
 .............................................................................

Ameritech's certificate of incorporation was amended in 1996 to increase the number of authorized common shares from 1.2 billion to 2.4 billion. The certificate also allows 30 million shares of preferred stock (par value $1 per share) and 30 million shares of preference stock (par value $1 per share).

SHAREOWNERS' RIGHTS One preference stock purchase right is attached to each share of the company's common stock. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, $1 par value, at a price of $125. If a person acquires, or announces a tender offer for, 20% or more of the company's common stock, the rights become exercisable for common stock of the company having a market value of two times the exercise price. If the company is acquired in a merger or similar transaction, the rights may be exercised to purchase common stock of the surviving company having a market value of two times the exercise price. The rights, which are nonvoting, are redeemable by the company for $0.01 per right and expire on December 31, 1998, or upon consummation of certain merger transactions. Until the occurrence of certain events, the rights are attached to and trade with shares of the company's common stock.
As of December 31, 1996, 549,928,240 rights were outstanding.

STOCK PLANS The company, through its 1989 Long Term Incentive Plan (the plan), grants incentive compensation to its officers and other employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The incentives granted are based upon terms and conditions, and are subject to certain limitations, determined by a committee of the Board of Directors, which administers the plan. The plan authorizes the issuance of up to 40,000,000 shares of common stock over a 10-year period.

   Stock options may be granted under the plan as either incentive stock options or nonqualified stock options. Options have not been granted at less than fair market value as of the date of grant (however, under the plan, nonqualified options may be granted at not less than 50% of fair market value) and have a maximum life of 10 years and one day from the date of grant. Stock appreciation rights may be granted independently or in tandem with stock options and permit the optionee to receive stock, cash or a combination thereof equal to the amount by which the fair market value on the exercise date exceeds the option price. Substantially all stock options granted on or following December 16, 1987, are exercisable after one year in equal increments over the following three years. Beginning in 1994, the company awarded grants of nonqualified stock options with dividend equivalents to certain employees.

   Information regarding options granted under the Long Term Incentive Plan, which expired in 1994, and the plan is as follows:

                               Incentive                   Nonqualified
                             Stock Options                Stock Options
                         --------------------------------------------------
                          Shares       Price*         Shares        Price*
   ------------------------------------------------------------------------
   Outstanding,
    December 31, 1993    15,268      $ 20.59      7,333,588       $ 31.21
   Granted                    -            -      5,798,530       $ 38.54
   Exercised              4,200      $ 20.59     (1,196,462)      $ 30.93
   Canceled or expired        -            -       (717,151)      $ 38.26
                         ------                ------------
   Outstanding,
    December 31, 1994    11,068      $ 20.59     11,218,505       $ 34.65
   Granted                    -            -      6,500,980       $ 41.99
   Exercised             (5,400)     $ 20.59     (2,553,592)      $ 32.09
   Canceled or expired        -            -     (1,190,176)      $ 39.97
                         ------                ------------
   Outstanding,
    December 31, 1995     5,668      $ 20.59     13,975,717       $ 38.07
   Granted                    -            -      6,880,416       $ 58.29
   Exercised             (5,668)     $ 20.59     (2,196,937)      $ 36.16
   Canceled or expired        -            -       (833,184)      $ 49.98
                         ------                ------------
   Outstanding,
    December 31, 1996         -            -     17,826,012       $ 45.55
   =========================================================================
   * weighted average

   The above stock options have the following characteristics as of December 31, 1996:

                          Shares              Remaining Life        Shares
   Grant Year       Outstanding       Price*     (in years)*  Exercisable
   ------------------------------------------------------------------------
   1987-88              206,379      $ 22.13            1.0       206,379
   1989-90               46,400        32.07            3.1        46,400
   1991-93            2,704,134        32.37            4.3     2,654,124
   1994               3,361,122        38.56            7.1     2,102,603
   1995               5,034,158        42.02            8.1     1,459,739
   1996               6,473,819        58.28            9.1             -
                     ----------                                 ---------
                     17,826,012                                 6,469,255
                     ==========                                 =========
   * weighted average

   As of December 31, 1996 and 1995, 356,910 and 174,796 additional shares, respectively, were available as dividend equivalents.

   All stock appreciation rights granted under the plans have been issued in tandem with nonqualified stock options. Stock appreciation rights granted prior to 1987 have been capped at $29.938. The exercise of a nonqualified option or a stock appreciation right cancels the related right or option. No stock appreciation rights have been issued after December 31, 1990.

   Under the Long Term Incentive Plan, which expired in 1994, 18,232 shares of nonperformance based restricted stock remained outstanding as of December 31, 1996, while under the plan, 5,000 shares of nonperformance based restricted stock remained outstanding. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount is reduced and charged against operations (together with any change in market price) as the employees vest in the stock.

   During 1995, the Financial Accounting Standards Board issued FAS 123, "Accounting for Stock-Based Compensation."

This pronouncement requires that the company calculate the value of stock options at the date of grant using an option pricing model. The company has elected the "pro forma, disclosure only" option permitted under FAS 123, instead of recording a charge to operations, as shown below:


                                                    1996           1995
   ----------------------------------------------------------------------
   Net income               As reported          $ 2,134        $ 2,008
                            Pro forma              2,107          1,992
   Earnings per share       As reported             3.87           3.63
                            Pro forma               3.82           3.60
   ======================================================================

Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Pro forma net income was adjusted for dividend equivalents expensed as a variable plan.

   The company's weighted-average assumptions used in the pricing model and resulting fair values were as follows:

                                                    1996           1995
   ----------------------------------------------------------------------
   Risk free rate                                   5.37%          7.55%
   Expected dividend yield*                         3.50%          4.17%
   Expected option life (in years)
    (without dividend equivalents)                  3.25           3.25
   Expected option life (in years)
    (with dividend equivalents)                     5.00           5.00
   Expected stock price volatility                 20.74%         19.42%
   Grant date value
    (without dividend equivalents)              $   8.95        $  6.44
   Grant date value
    (with dividend equivalents)                  $ 17.99        $ 14.94
   ======================================================================
   * The options granted with dividend equivalents (about 28% of total options granted in 1996 and 34% in 1995) were priced assuming the dividends would accrue to the optionee over the expected life of the option.

              >>================>>-----------<<===============<<
                           total shareowners' equity
                                increased 9.6%
              >>================<<----------->>===============<<

| 13 | ADDITIONAL FINANCIAL INFORMATION
 .............................................................................

                                                        December 31
                                                     -------------------
                                                    1996           1995
   ----------------------------------------------------------------------
   Other current liabilities
    Accrued payroll                              $   216       $    241
    Accrued taxes                                    454            407
    Advance billings and customer deposits           366            322
    Dividends payable                                313            295
    Accrued interest                                 131            133
    Other                                            361            433
                                                 -----------------------
   Total                                         $ 1,841        $ 1,831
   ======================================================================

Interest paid was $544 million, $465 million and $446 million in 1996, 1995 and 1994, respectively. Advertising expense was $270 million, $236 million and $191 million in 1996, 1995 and 1994, respectively.

| 14 |  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
 .............................................................................

                                    Operating             Net     Earnings
                       Revenues       Income          Income    Per Share
   ------------------------------------------------------------------------
   1996
   1st Quarter         $  3,567      $   822        $   478        $ 0.86
   2nd Quarter            3,744          946            567          1.02
   3rd Quarter            3,722          873            519          0.94
   4th Quarter            3,884          864            570          1.04
                       ------------------------------------
   Total               $ 14,917      $ 3,505        $ 2,134        $ 3.87
   ======================================================================

   1995
   1st Quarter         $  3,146      $   989        $   579        $ 1.05
   2nd Quarter            3,369          859            504          0.91
   3rd Quarter            3,381          803            512          0.92
   4th Quarter            3,532          652            413          0.74
                       ------------------------------------
   Total               $ 13,428      $ 3,303        $ 2,008        $ 3.63
   ======================================================================

Total nonmanagement work force restructuring credits in 1995 were $134 million or $79 million after-tax as follows: $256 million or $160 million after-tax in the first quarter, $10 million or $7 million after-tax in the third quarter and a net charge of $132 million or $88 million after-tax in the fourth quarter. The fourth quarter restructuring charge includes costs related to the restructuring started in 1994, and charges relating to the consolidation of the company's data centers, as discussed more fully in Note 7.

   The third quarter of 1995 includes a gain of $66 million ($41 million after-tax) related to exchange of cellular minority interests.

   The fourth quarter of 1996 includes an after-tax gain of $18 million from the sale of an interest in Centertel, a Polish cellular telephone company.

   Several other significant income and expense items were reported in the fourth quarter of both years. However, the net result was not material to the respective quarters or years.

   Earnings per share are calculated on a quarter by quarter basis in accordance with GAAP and, accordingly, may not total EPS for the year due to the fluctuation of shares outstanding.

   All adjustments necessary for a fair statement of results for each period have been included.

----------------<===========>----------------
INFORMATION FOR OUR INVESTORS


TRADING AND DIVIDEND INFORMATION

                                                                 Dividends
                           High          Low          Close      Declared
   ------------------------------------------------------------------------
   1996
   1st Quarter         $  66.88     $  52.25       $  54.50         $ .53
   2nd Quarter            60.00        52.63          59.38           .53
   3rd Quarter            59.63        49.63          52.63           .53
   4th Quarter            63.38        52.00          60.63          .565
                       ---------------------------------------------------

   1995
   1st Quarter         $  44.38     $  39.88       $  41.25         $ .50
   2nd Quarter            47.25        41.25          44.00           .50
   3rd Quarter            52.75        44.00          52.13           .50
   4th Quarter            59.38        50.38          58.88           .53
   ======================================================================

STOCK TRADING INFORMATION Ameritech stock is traded in the United States on the New York, Boston, Chicago, Pacific and Philadelphia stock exchanges. Overseas it is listed on the London, Tokyo and Amsterdam stock exchanges and on the Swiss stock exchanges of Basel, Geneva and Zurich.


                                      57