Form 10-K405, Exhibit 13
period 1997-12-31
AMERITECH CORP /DE/
filed 1998-03-13
CIK 732715

Selected Financial and Operating Data
Ameritech Corporation and Subsidiaries

As of December 31 or for the year ended
(dollars in millions, except per share amounts)

                                   1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
                                  -------------------------------------------------------------------------------------------------
Revenues                          $15,998  $14,917  $13,428  $12,569  $11,865  $11,285  $10,983  $10,773  $10,316  $10,014  $ 9,623
                                  =================================================================================================
Operating expenses/1/              12,199   11,412   10,125   10,540    9,307    8,941    9,001    8,584    8,161    7,882    7,358
                                  -------------------------------------------------------------------------------------------------
Operating income                    3,799    3,505    3,303    2,029    2,558    2,344    1,982    2,189    2,155    2,132    2,265
Interest expense                      505      514      469      435      453      495      545      454      384      366      351
Other income (expense), net           390      326      260      147      117      125      219       76       14       52       (8)
Income taxes                        1,388    1,183    1,086      571      709      628      491      557      547      581      718
                                  -------------------------------------------------------------------------------------------------
Income before special accounting
  items/2/                          2,296    2,134    2,008    1,170    1,513    1,346    1,165    1,254    1,238    1,237    1,188
Special accounting items/2/            --       --       --   (2,234)      --   (1,746)      --       --       --       --       --
                                  -------------------------------------------------------------------------------------------------
Net income (loss)                 $ 2,296  $ 2,134  $ 2,008  $(1,064) $ 1,513  $  (400) $ 1,165  $ 1,254  $ 1,238  $ 1,237  $ 1,188
                                  =================================================================================================
Earnings (loss) per share/3/
  Income before special
    accounting items/2/
    Basic                         $  2.09  $  1.93  $  1.81  $  1.06  $  1.39  $  1.25  $  1.10  $  1.18  $  1.15  $  1.14  $  1.06
    Diluted                          2.08     1.92     1.81     1.06     1.39     1.25     1.10     1.18     1.15     1.14     1.06
  Special accounting items/2/
    Basic                              --       --       --    (2.03)      --    (1.62)      --       --       --       --       --
    Diluted                            --       --       --    (2.03)      --    (1.62)      --       --       --       --       --
                                  -------------------------------------------------------------------------------------------------
  Net income (loss)
    Basic                         $  2.09  $  1.93  $  1.81  $ (0.97) $  1.39  $ (0.37) $  1.10  $  1.18  $  1.15  $  1.14  $  1.06
    Diluted                          2.08     1.92     1.81    (0.97)    1.39    (0.37)    1.10     1.18     1.15     1.14     1.06
                                  =================================================================================================
Dividends declared per share/3/   $ 1.148  $ 1.078  $ 1.015  $  0.97  $  0.93  $  0.89  $  0.86  $  0.81  $  0.75  $  0.69  $  0.64
                                  =================================================================================================
Average common shares
  outstanding (millions)/3/       1,098.7  1,103.8  1,107.2  1,098.5  1,088.2  1,073.1  1,062.1  1,061.2  1,078.9  1,088.8  1,122.2
Total assets/4/                   $25,339  $23,707  $21,942  $19,947  $23,428  $22,818  $22,290  $21,715  $19,833  $19,163  $18,780
Property, plant and equipment,
  net/4/                          $13,873  $13,507  $13,457  $13,455  $17,366  $17,335  $16,986  $16,652  $16,296  $16,078  $15,962
Capital expenditures              $ 2,651  $ 2,476  $ 2,176  $ 1,955  $ 2,108  $ 2,267  $ 2,200  $ 2,154  $ 2,015  $ 1,895  $ 1,956
Long-term debt                    $ 4,610  $ 4,437  $ 4,513  $ 4,448  $ 4,090  $ 4,586  $ 4,964  $ 5,074  $ 5,069  $ 4,487  $ 4,388
Total debt/6/                     $ 7,646  $ 7,592  $ 6,651  $ 6,346  $ 6,692  $ 6,704  $ 6,938  $ 6,769  $ 5,582  $ 4,942  $ 4,843
Debt ratio                           47.9%    49.7%    48.7%    51.2%    46.0%    48.9%    46.1%    46.7%    42.1%    38.7%    38.9%
Return on average equity/5/          28.5%    28.7%    29.5%  (13.6)%    20.1%    (5.9)%   14.5%    16.3%    15.8%    15.8%    15.5%
Return on average total
  capital/5/                         18.1%    17.1%    18.2%   (4.6)%    13.1%     0.2%    10.6%    11.8%    11.9%    12.0%    11.7%
Market price per common share/3/  $ 40.25  $ 30.31  $ 29.44  $ 20.19  $ 19.19  $ 17.81  $ 15.88  $ 16.69  $ 17.00  $ 11.94  $ 10.56
Access lines (000s)                20,544   19,704   19,057   18,239   17,560   17,001   16,584   16,278   15,899   15,469   15,094
Cellular subscribers (000s)         3,177    2,512    1,891    1,299      860      586      483      326      242      146       87
Employees                          74,359   66,128   65,345   63,594   67,192   71,300   73,967   75,780   77,326   77,334   78,510
===================================================================================================================================

/1/ Increase in operating expenses in 1994 was due to nonmanagement work force restructuring charges of $728 million, while operating expenses in 1995 decreased due to a restructuring credit of $134 million.

/2/ Special accounting items represent an extraordinary item for the discontinuation of FAS 71 (accounting in a regulatory environment) in 1994 and the cumulative effect of changes in accounting principles in 1992 for FAS 106 ($1,644 million) and FAS 112 ($102 million).

/3/  Gives retroactive effect to all stock splits.

/4/ Substantial reduction in total assets and property, plant and equipment, net in 1994 was due principally to the discontinuance of FAS 71.

/5/ Return on average equity and return on average total capital are calculated using weighted average monthly amounts.

/6/ Total debt excludes preferred stock issued by subsidiaries of $250 million in 1997, $60 million in 1995 and $85 million in 1994. The 1997 and 1994 issues are subject to mandatory redemption.

Management's Discussion and Analysis of Results of Operations and Financial Condition
(Discussion that follows gives retroactive effect to the two-for-one stock split effective December 31, 1997; dollars in millions, except per share amounts)


Ameritech is a global, diversified, full-service communications company providing wireline and cellular telephone service, paging, cable TV and security services, directory publishing and online services. Our five domestic landline communications subsidiaries provide local telephone service, network access and public telephone service to more than 12 million customers in Illinois, Indiana, Michigan, Ohio and Wisconsin. These subsidiaries are subject to regulation by the respective state utility commissions and the Federal Communications Commission (FCC).

  In addition, we provide cellular service primarily in our five-state region and Missouri; paging services in our five-state region, Missouri and Minnesota; and security and related services throughout North America. In 1996, we began offering cable TV service to customers in Illinois, Michigan and Ohio. These and other services are offered through nonregulated subsidiaries of Ameritech.

  The telecommunications industry continued to experience unprecedented change in 1997. As the impacts of the Telecommunications Act of 1996 (the 1996 Act) became more clear, firms in the industry continued to refine their strategies in order to compete effectively in new and existing markets. As a result, we have experienced greater levels of competition in our markets, while at the same time we have expanded the array of products and services that we offer to our customers. Although regulatory reform has brought increased competition, it also has brought a tremendous opportunity for growth in a market that is rapidly expanding. We are capitalizing on this growth by adhering to our three basic strategies: speed growth in our core business, introduce new services for customers and connect customers around the world.

  In the international arena, we continued to follow our strategy of expansion in developed, economically stable foreign markets. In January 1998, we invested $3.1 billion for a 34% stake in Tele Danmark A/S, the national telecommunications provider in Denmark. In conjunction with our investment, Tele Danmark will repurchase and retire all remaining shares held by the Danish government, which will ultimately increase our stake to approximately 42%. Tele Danmark is scheduled to complete this repurchase by April 1998. The Danish market fits our criteria of solid growth, a well-educated population and stable political and economic conditions, and we expect this venture to provide a platform for further expansion in northern Europe.

  The European communications industry is poised for a period of strong growth as markets deregulate and governments continue to privatize their communications sectors. Our investment in Tele Danmark has made Ameritech the largest American investor in the European communications industry, complementing our existing investments in Belgacom S.A., the national communications provider in Belgium; MATAV, the Hungarian telecommunications company; NetCom, a cellular venture in Norway; and WLW, our wholly owned subsidiary and a provider of business directories throughout central Europe.

  Prior to our investment in Tele Danmark, we had followed a strategy internationally of teaming with partners and forming alliances to develop synergies, share expertise and mitigate risk. When we own less than a controlling interest, we record our allocable share of the operating results from international investments. Such results are included in other income, net in the consolidated statements of income on page 36. International investments had a significant impact on earnings growth in 1997, and we estimate that our pro rata share of revenues from international investments was approximately $1.8 billion in 1997. Our international equity-method investments represented 6.6% of our assets as of December 31, 1997.

  In addition to our international growth, we continued to build on expanded service offerings in our home market, such as security services and cable TV. In 1997 our wholly owned subsidiary, SecurityLink from Ameritech, acquired assets from several security companies, including Republic Security Company Holdings and Rollins Protective Services. Through these acquisitions, we solidified our position as the second-largest provider of security services in North America and expanded our customer base to more than 1 million homes and businesses. A clear benefit of our expansion in this industry is economies of scale, enabling us to increase our customer base while at the same time decreasing the number of monitoring centers that we operate. In 1997 we began consolidating the number of our monitoring centers. We anticipate going from 24 centers in 1997 to four centers by 1999.

  We offer cable TV services through our wholly owned subsidiary, Ameritech New Media, Inc. In 1997 New Media added franchise agreements in 34 communities in Illinois, Michigan and Ohio, bringing the total to 65. Negotiations continue in numerous other municipalities, including the city of Chicago, to obtain additional franchise agreements. We continued our construction of a modern, cost-efficient cable network, and now offer cable TV service in a total of 40 communities. Using a combination of effective marketing, a wide selection of channels and quality customer service, we have achieved solid customer take rates in these communities. Our introduction of a competing cable TV service has clearly increased customer demand.

  One area of potential future growth is interLATA long distance service. As part of our plan to realize the full potential of the communications industry and following the supporting provisions of the 1996 Act, we have taken the steps set out in the Act to create a fully competitive market. We have made our unbundled network available for use by Ameritech's competitors at cost-based prices and at prices representing discounts from established retail levels. Additionally, we have entered into more than 150 interconnection agreements with other communications carriers, reflecting a growing wholesale business. These efforts and the presence of facilities-based competitors in our region provided the basis for

Management's Discussion and Analysis
(dollars in millions, except per share amounts)

our request for authority to enter the interLATA long distance market in Michigan.

  In August 1997, the FCC denied our application to provide long distance service in Michigan. We are working with the courts, the FCC and state commissions toward full long distance entry consistent with the 1996 Act and under terms and conditions that make economic sense for the company.

  In addition, several industry participants, including Ameritech, have challenged the FCC's orders implementing portions of the 1996 Act. In two separate rulings the Federal Circuit Court of Appeals in St. Louis struck down several provisions of an August 1996 FCC order designed to implement the interconnection provisions of the 1996 Act and an FCC order that required Ameritech and other incumbent local exchange carriers to resell bundled network services at unbundled discounted rates. These rulings, along with other related rulings, are scheduled to be reviewed by the United States Supreme Court in October 1998, with a decision expected late this year or the beginning of next year.

Results of operations
Several one-time items impacted reported income in 1997 and in 1996. Results of operations for 1997 compared with the prior year were as follows:

                                                   Increase   Percent
                               1997       1996    (Decrease)   Change
---------------------------------------------------------------------
Income before
  one-time items             $  2,346   $  2,116      $ 230      10.9
One-time items                    (50)        18        (68)      n/a
Net income                      2,296      2,134        162       7.6
EPS before one-time items
  Basic                      $   2.14   $   1.91      $0.23      12.0
  Diluted                        2.12       1.91       0.21      11.0
Earnings per share
  Basic                      $   2.09   $   1.93      $0.16       8.3
  Diluted                        2.08       1.92       0.16       8.3
Average common shares
  (millions)                  1,098.7    1,103.8       (5.1)     (0.5)
---------------------------------------------------------------------

One-time items and basic per-share amounts in 1997 included:
  . an after-tax charge of $87 million, or $0.08 a share, related to our share of the costs of a work force restructuring at Belgacom, the telecommunications provider in Belgium;
  . a pretax gain of $52 million ($37 million after-tax, or $0.03 a share) resulting from the sale of our 12.5% interest in Sky Network Television of New Zealand Limited;
  . a pretax charge of $69 million ($42 million after-tax, or $0.04 a share) resulting from our agreement to settle lawsuits related to our inside wire maintenance services;
  . a pretax gain of $42 million ($25 million after-tax, or $0.02 a share) resulting from the sale of our 14.3% share of Bell Communications Research (Bellcore);
  . a pretax gain of $43 million ($27 million after-tax, or $0.03 a share) resulting from the sale in an initial public offering of a portion of our stake in MATAV, the telecommunications provider in Hungary; and
  . a pretax charge of $16 million ($10 million after-tax or $0.01 a share) resulting from a currency-related fair-value adjustment in connection with our investment in Tele Danmark.

Results in 1996 included an after-tax gain of $18 million, or $0.02 a share, resulting from the sale of our interest in Centertel, a cellular telephone company in Poland.

  Excluding the effects of these one-time items, 1997 net income increased $230 million, or 10.9%, and basic earnings per share increased $0.23, or 12.0% over the comparable prior year period.

                           [BAR GRAPH APPEARS HERE]

92              $11.3
93              $11.9
94              $12.6
95              $13.4
96              $14.9
97              $16.0

                                   Revenues
                                 (in billions)
                   Revenues grew to a record $16 billion in
                     1997, up from $14.9 billion in 1996.

  Reported income for 1996 was $2,134 million, or $1.93 per share. Excluding the effects of the gain on the sale of our interest in Centertel, income was $2,116 million or $1.91 per share. Normalized income for 1996 represents an increase of $228 million, or 12.1%, over normalized 1995 earnings and an increase in basic earnings per share of $0.21, or 12.3%.

  The following sections provide a more detailed discussion of our results of operations and financial condition over the past three years.

Revenues Total revenues increased by 7.2% to $16.0 billion in 1997. Overall growth in the communications market continued, driven by increased demand for a wide array of voice and data transmission services. Cellular, paging and security services revenues continued to grow at a solid pace, fueled by increases in the number of subscribers to these services. Telephone network revenues also increased, due to increases in network access lines and network usage volumes, as well as higher sales of call management features and increased usage of pay-per-use services. Rate reductions resulting from various federal and state regulatory agreements for landline communications services partially offset these increases.

  Total revenues increased by 11.1% to $14.9 billion in 1996. This increase was primarily attributable to increases in the number of cellular and paging subscribers, growth in access lines and call management services, higher network usage volumes and increased security services revenues. Rate reductions partially offset these increases.

                                                 Increase  Percent
                                  1997    1996  (Decrease)  Change
------------------------------------------------------------------
Local service                   $6,413  $6,068       $345      5.7
==================================================================

Local service Local service revenues include basic monthly service fees and usage charges, fees for call management services, public phone revenues and installation and connection charges. Local service rates generally have been regulated by the state public service commissions. In each state of our five-state region, we entered into price cap plans, beginning in 1994 and fully reflected in revenues for the three-year period.

  Local service revenues increased in 1997 due largely to increased sales of call management services. These increases resulted from growth in the number of features in service, which users subscribe to on a monthly basis, as well as higher usage of pay-per-use services, under which users pay a fee for each activation of a call management feature. Higher network usage volumes, resulting primarily from access line growth, also contributed to the increase. Second line additions by residential and small business customers contributed to access line growth, due to continuing demand for Internet access and data transport capabilities.

  We had 20,544,000 access lines in service as of December 31, 1997, compared with 19,704,000 as of December 31, 1996. Our 4.3% access line growth was enhanced by 133,000 lines added on November 1, 1997, from the acquisition of certain assets from Sprint (discussed on page 29). Excluding the assets acquired from Sprint, access line growth was 3.6%.

  In 1996, local service revenues increased $482 million, or 8.6%, due to increased calling volumes, which resulted primarily from 3.4% growth in the number of access lines in service, attributable to residential second line additions as well as increased business usage. Greater demand for call management services also contributed to the increase. These increases were partially offset by rate reductions agreed to under price regulation, as discussed above.

                                                 Increase  Percent
                               1997     1996    (Decrease)  Change
------------------------------------------------------------------
Network access
 Interstate access           $2,485   $2,365         $120      5.1
 Intrastate access              619      573           46      8.0
==================================================================

Network access Network access revenues are fees charged to interexchange carriers, such as AT&T and MCI, that use our local landline communications network to connect customers to their long distance networks. In addition, end users pay flat rate access fees to connect to the long distance networks. These revenues are generated from both interstate and intrastate services.

  Interstate network access revenues increased in 1997 due primarily to higher network usage volumes. The volume of calls that we handled for interexchange carriers increased, and demand for dedicated services grew as Internet service providers and other high-capacity users increased their utilization of our network. Rate reductions partially offset these revenue increases. Minutes of use related to interstate calls increased by 6.1% in 1997.

  Interstate network access revenues increased $111 million, or 4.9%, in 1996, due primarily to increases in network minutes of use. This increase was partially offset by rate reductions resulting primarily from the FCC's approval in 1995 of our request for price regulation without sharing of earnings. Minutes of use related to interstate calls increased by 7.1% in 1996.

  Intrastate network access revenues increased in 1997 reflecting greater use of our network by alternative providers of intraLATA toll service in Illinois, Michigan and Wisconsin. Rate reductions partially offset these volume increases. Minutes of use related to intrastate calls increased by 15.4%.

                                     +12%
                             Increase in Earnings
                                   Per Share
-------------------------------------------------------------------------------
                        Basic earnings per share before
                       one-time items rose 12% to $2.14.

  Intrastate network access revenues increased $11 million, or 2.0%, in 1996 due primarily to volume increases resulting from overall growth in call volume. This increase was partially offset by rate reductions, largely resulting from regulatory proceedings as discussed above. In addition, revenues were reduced by a refund to interexchange carriers in Illinois related to certain pay phone use fees and a reclassification in Michigan of certain revenues from the intrastate access category to the long distance service category. Minutes of use related to intrastate access increased by 15.0% in 1996.

                                                    Increase  Percent
                                    1997     1996  (Decrease)  Change
---------------------------------------------------------------------
Long distance                    $ 1,384  $ 1,491      $(107)   (7.2)
==================================================================

Long distance Our current long distance service revenues are derived from customer calls to locations outside of the customer's local calling areas but within the same local access and transport area (LATA).

Management's Discussion and Analysis
(dollars in millions, except per share amounts)

     Long distance service revenues decreased in 1997 because of a decrease in the volume of intraLATA toll calls completed. Implementation of Dial-1-plus capability in Illinois, Michigan and Wisconsin, which introduced competition to these markets, was the primary reason for the volume decrease. In these markets, customers may now use an alternative provider of their choice for intraLATA calls without dialing a special access code when placing the call. In addition, other carriers began to record revenue from their customers' use of intraLATA toll calling services, where previously they had allowed us to provide these services and record these revenues in exchange for access charge payments. Although we are no longer recording these revenues, we are no longer incurring the corresponding access charge expenses.

             586     860     1,299     1,891     2,512     3,177
              92      93       94        95        96        97

                              Cellular Customers
                                (in thousands)
               We added a record 665,000 cellular subscribers in
                1997, raising our total to almost 3.2 million.


  In 1996, long distance service revenues increased $34 million, or 2.3%, due primarily to increased surcharges collected for third-party credit card calls, as well as a reclassification of certain revenues in Michigan from the intrastate access category to the long distance service category, as discussed above. Higher calling volumes also contributed to the revenue increase, as did rate increases.

                                                             Increase  Percent
                                            1997     1996   (Decrease)  Change
------------------------------------------------------------------------------
Cellular, directory
  and other                               $ 5,097  $ 4,420    $  677      15.3
==============================================================================

     Cellular, directory and other Cellular, directory and other revenues include revenues derived from cellular communications, paging services, telephone directory publishing, lease financing, billing and collection services, telephone equipment sales and security installations and services.

     Cellular, directory and other revenues increased in 1997 primarily because of strong growth in the number of cellular, security and paging subscribers. Cellular subscribers increased by 26.5% over the prior year period to 3,177,000 subscribers as of December 31, 1997. Strong demand, driven by price competition and expanded service offerings, contributed to the increase. We introduced our ClearPath/TM/ digital cellular service in the Chicago and Detroit markets in 1997, offering customers enhanced call clarity, longer battery life and better call security. Our consistently high customer retention rate also contributed to the growth in the subscriber base. Pagers in service increased by 31.1% over the prior year period to 1,495,000 subscribers as of December 31, 1997, due to increased marketing efforts and customer demand for added convenience.

     Revenues from security services also increased, due primarily to our acquisitions in 1997 of assets of several companies engaged in security services. These acquisitions and internal growth increased our security services customer base to more than 1 million. Higher revenues from directory advertising, lease financing services, cable TV and other nonregulated services, such as equipment sales and inside wire installation and maintenance, also contributed to the increase.

     Cellular, directory and other revenues increased $851 million, or 23.8%, in 1996, due primarily to increases in cellular and paging subscribers. Higher revenues from security services, lease financing services, equipment sales and other nonregulated services, such as inside wire installation and maintenance and advanced data services, also contributed to the increase. Security revenues increased primarily from the acquisition of The National Guardian Corporation.

      Operating expenses Total operating expenses in 1997 increased $787 million or 6.9%. Overall business growth resulted in increases in employee-related and other operating expenses. Depreciation and amortization expenses also increased, due primarily to network expansion and asset acquisitions, primarily in security services.

     Total operating expenses in 1996 increased $1,287 million or 12.7%. The increase was largely attributable to increased cost of sales in growth-related businesses, such as cellular and security monitoring services, and to increases in other operating expenses related to emerging businesses, such as long distance, personal communications services (PCS) and cable TV. Operating expenses also increased in 1996 due to the effects of pretax credits in 1995 of $134 million ($79 million after-tax) primarily related to settlement gains associated with lump-sum pension payments to former employees.

                                                             Increase    Percent
                                            1997     1996   (Decrease)    Change
--------------------------------------------------------------------------------
Employee-related
 expenses                                 $ 3,959  $ 3,711   $   248        6.7
================================================================================

     Employee-related expenses Employee-related expenses increased in 1997 because of growth in several sectors of our business, including cellular, security services and cable TV, resulting in increased employee levels. Higher wages at the landline communications subsidiaries also contributed to the increase. Lower force levels and overtime expenses at these companies, resulting from productivity improvements, partially offset the wage increases.

  Employee-related expenses increased $88 million, or 2.4%, in 1996, primarily due to increased employee levels at the cellular, security monitoring, long distance and cable TV businesses that resulted in increased salaries and wages. Also contributing to the increase were higher wages and salaries at the landline communications subsidiaries, partially offset by productivity improvements.


                                     +20%
                                Growth in Call
                              Management Revenues
                   ........................................
                    Revenues from call management services
                            increased 20% in 1997.


  Approximately 42,500 of our employees are represented by either the International Brotherhood of Electrical Workers (IBEW) or the Communications Workers of America (CWA). In September 1995, memberships of the two unions ratified three-year contracts with Ameritech, expiring on June 28, 1998 for the IBEW and August 8, 1998 for the CWA. The contracts include basic wage increases and signing bonuses, and address issues such as wages, benefits, employment security, training and retraining and other conditions of employment. In addition, under the contracts, union employees receive their annual bonuses in the form of Ameritech stock instead of cash.

  There were 74,359 employees as of December 31, 1997 compared with 66,128 as of December 31, 1996. Approximately 70% of the increase is attributable to expansion of our security services subsidiary.

                                       Increase  Percent
                       1997     1996  (Decrease)  Change
--------------------------------------------------------
Depreciation and
 amortization       $ 2,521  $ 2,365    $   156      6.6
========================================================

Depreciation and amortization Depreciation and amortization expenses increased in 1997 due primarily to higher overall plant balances, resulting from greater demand for network services, and an increase in intangible assets, resulting from several asset acquisitions in the security services industry. Depreciation rates are increasing due to the shorter lives adopted in the landline business in 1994.

  Depreciation and amortization expense increased $188 million, or 8.6%, in 1996, due primarily to higher plant balances, as well as higher depreciation rates on certain asset categories resulting from shorter depreciable lives. Greater amortization of intangibles, resulting from acquisitions, also contributed to the increase.

                                       Increase  Percent
                       1997     1996  (Decrease)  Change
--------------------------------------------------------
Other operating
 expenses           $ 5,140  $ 4,743    $   397      8.4
========================================================

Other operating expenses Other operating expenses increased in 1997 due to the following factors:
  .  higher costs in the emerging cable TV and long distance businesses;

  . growth-related cost of sales and customer increases at the cellular and security operations;

  .  increased costs for systems development and data center management;

  . higher advertising expenses related to increased marketing and sales efforts;

  . cost of sales increases due to higher sales of customer premises equipment; and

  . a one-time pretax charge of $69 million resulting from our agreement to settle lawsuits related to our inside wire maintenance and Linebacker services.

  Other operating expenses increased $832 million, or 21.3%, in 1996, due primarily to growth-related cost of sales and other expense increases at the cellular and security operations, as well as higher costs in the emerging long distance and PCS businesses. Contract services costs for systems development and data center management also increased, as did uncollectibles and advertising expenses due to increased revenues and sales efforts, respectively.

  In May 1996, we commenced a ten-year agreement with IBM Global Services (IBM) to perform certain information technology services previously performed by Ameritech and to assume responsibility for the consolidation of the company's data centers. This agreement is resulting in increased contract services costs as services are provided by IBM. However, employee-related costs are decreasing from what otherwise would have been incurred and depreciation expense associated with computer assets is moderating as IBM replaces hardware, at its cost, required to manage our extensive data processing needs.

Restructuring credits As announced in March 1994, we significantly reduced our nonmanagement work force in 1994 and 1995. We recorded noncash settlement gains of $302 million in 1995, associated primarily with lump-sum pension payments to former employees. These gains were partially offset by $110 million in increased force costs related to the restructuring started in 1994 and estimated work force reductions due to information technology restructuring. In connection with this restructuring, we recorded a charge of $58 million in 1995 to write down certain data processing equipment to net realizable value.

                                         Increase    Percent
                       1997     1996    (Decrease)    Change
------------------------------------------------------------
Taxes other than
 income taxes        $  579   $  593    $     (14)      (2.4)
============================================================

Taxes other than income taxes Taxes other than income taxes consist of property taxes, gross receipts taxes and other taxes not directly related to earnings. Taxes other than income taxes decreased in 1997 primarily because of lower property taxes in Illinois and Ohio, as well as lower capital stock taxes in Illinois resulting from tax reforms. Higher gross receipts taxes resulting from business growth partially offset these decreases.

                                     +27%
                             Increase in Cellular
                                   Customers
                      -----------------------------------
                      Ameritech's cellular customers grew
                          27% in 1997 to 3.2 million.


     Taxes other than income taxes increased $45 million or 8.2% in 1996, largely due to increases in gross receipts and capital stock taxes, resulting primarily from business growth and the acquisition of National Guardian. These increases were partially offset by a decrease in property taxes, largely resulting from favorable tax legislation, primarily in Ohio.

Other income and expense
                                            Increase     Percent
                          1997     1996    (Decrease)     Change
----------------------------------------------------------------
Interest expense          $505     $514    $      (9)       (1.8)
================================================================

Interest expense Interest expense decreased due primarily to increased cash flow from operations, resulting in lower average debt balances. This decrease was partially offset by higher short-term interest rates. Increased interest on long-term debt, due to higher average long-term debt balances, also partially offset this decrease.

     Interest expense increased $45 million or 9.6% in 1996, due primarily to funding of our investment in Belgacom, partially offset by the effect of lower average short-term interest rates. Short-term debt also increased in order to meet working capital needs resulting from revenue growth, increased capital expenditures and higher costs related to new and emerging businesses and to fund the company's stock buyback program.

                                          Increase    Percent
                         1997    1996    (Decrease)    Change
-------------------------------------------------------------
Other income, net        $390    $326     $     64       19.6
=============================================================

Other income, net Other income, net includes earnings related to Ameritech's investments (when the equity method of accounting is followed), interest income and other nonoperating items.

  Other income, net increased primarily because of several one-time gains resulting from the sale of our investments in:
     .    Sky Network Television of New Zealand ($52 million pretax gain);
     .    Bellcore ($42 million pretax gain); and
     . the sale of a portion of our stake in MATAV ($43 million pretax gain).

These gains were partially offset by a $16 million pretax charge resulting from a currency fair-value adjustment related to our investment in Tele Danmark.

     Earnings from investments, accounted for using the equity method, also increased, due primarily to stronger results at Belgacom and MATAV. We acquired our 17.5% interest in Belgacom in March 1996. The increase was offset by the effects of a one-time after-tax charge of $87 million related to our share of the costs of a restructuring at Belgacom. In May 1997, Belgacom offered certain of its 27,000 employees financial incentives to voluntarily leave the work force by the end of 1998. Approximately 6,300 employees accepted the offer.

     We derive a large portion of our equity earnings from overseas investments. Although these investments continue to generate strong earnings, the effects of a stronger U.S. dollar in relation to foreign currencies moderated their impact on earnings in 1997.

     Other income, net increased 25.4% to $326 million in 1996, due primarily to strong growth in equity earnings from international investments, including Belgacom, Telecom Corporation of New Zealand Limited (New Zealand Telecom) and MATAV in Hungary, as well as a gain from the sale of the company's interest in Centertel in December 1996. These increases were partially offset by the effects of a gain of $66 million ($41 million after-tax) recorded in 1995 from the exchange of minority interests in certain cellular partnerships.

                                  Increase    Percent
                 1997    1996    (Decrease)    Change
-----------------------------------------------------
Income taxes   $1,388  $1,183     $    205       17.3
=====================================================

Income taxes Income taxes increased in 1997 primarily because of an increase in pretax earnings, as discussed above. Our effective tax rate increased over the same period last year, largely due to the Belgacom restructuring discussed above, as well as a decrease in the amortization of investment tax credits relative to pretax income and a change in tax law in New Zealand that subjects us to a withholding tax on distributions.

     The increase in income taxes in 1996 was impacted by the tax effects associated with the work force restructuring credits and the gain on the exchange of minority interests in certain cellular partnerships in 1995. These items increased 1995 income tax expense by $81 million. Excluding the effects of these items, income taxes increased in line with the earnings of the business.

Liquidity and capital resources

Cash flows from operating activities Cash flow from operations was $4,510 million in 1997, an increase of $767 million from 1996, primarily reflecting stronger earnings, as well as improved working capital levels.

Cash flows from investing activities Capital expenditures continue to represent the single largest use of company funds. We believe that investment in the core communications business will facilitate introduction of new products and services, enhance responsiveness to ever-increasing competitive challenges and increase the operating efficiency and productivity of our network.


            $3,288     $3,189    $3,430    $3,556   $3,743   $4,510
               92        93        94        95       96       97

                           Cash Flow from Operations
                                 (in millions)

                  Cash flow from operations increased 20% in
                        1997 to more than $4.5 billion.


     We are deploying capital based on customer demands, our business plans and regulatory commitments. We place a high priority on technologies that will enable us to provide customers with new products and services. Capital spending increased in 1997 primarily because of expansion and enhancement of the cellular network, including the continuing development of digital ClearPath and PCS networks and continued buildout of the cable TV network.
     Capital spending increased by $300 million in 1996 due primarily to increased spending at the landline communications subsidiaries resulting from access line growth and strong demand for custom calling and private line services.
     Modernization of the landline communications network continued throughout 1997, as demonstrated by the following year-end information.


                                        1997      1996
------------------------------------------------------
Lines served by digital switching         86%       83%
Lines with ISDN accessibility             76%       72%
Fiber-optic strand miles (000s)        1,556     1,289
======================================================

In addition to our increased capital spending, investments in new businesses also increased in 1997, with acquisitions totaling over $1 billion for the year. Much of our investing activity was in the security services industry, where we reached critical scale to facilitate significant efficiencies. In April and June 1997, we acquired assets of three companies engaged in security services. Consideration for these assets consisted of approximately $82 million in cash and the issuance of a total of 3,009,602 common shares with a dollar value of approximately $100 million. In October 1997, we acquired security assets of Rollins Protective Services, a division of Rollins, Inc., and security assets of Republic Security Company Holdings, a subsidiary of Republic Industries, Inc. We used approximately $800 million in cash to make these purchases.
     Investing activities in 1997 also included an expansion of our core telephone network through acquisition. In November 1997, we acquired from Sprint Corporation (Sprint) the assets of Sprint's local exchange business in suburban Chicago, formerly known as Central Telephone Company of Illinois, or Centel. We paid $160 million in cash.
     Other investing activities in 1997 included proceeds from our sales of investments, including our stake in Bellcore, our investment in Sky Network Television of New Zealand Limited and a portion of our stake in MATAV through an initial public offering. In addition to these sales, we also received proceeds from a stock repurchase program at New Zealand Telecom. We received proceeds of approximately $152 million in 1997 as a result of this repurchase program, without materially changing our percentage ownership in New Zealand Telecom.
     Investing activities in 1996 consisted primarily of our investment with several partners in Belgacom, the national telecommunications provider in Belgium. In March 1996, a consortium led by Ameritech purchased a 49.9% stake in Belgacom from the Belgian government, with Ameritech acquiring a 35% consortium share. The purchase price was approximately $2.5 billion, with Ameritech investing approximately $865 million for its 35% share, or approximately 17.5% of Belgacom. Investing activities in 1996 also included additional investments in security services assets.
     Investing activities in 1995 included investments of $895 million to acquire additional MATAV shares ($405 million), newly issued licenses, principally for PCS ($161 million) and all other investments ($329 million), including National Guardian. Proceeds of $61 million were received in connection with the exchange of certain cellular minority interests.

Cash flows from financing and other activities
Financing activities consist primarily of debt issuances and retirements, issuance and repurchase of common stock, and dividend payments to shareowners.
     In 1997 we issued long-term debt to fund the investing activities previously discussed. We also put in place additional financing alternatives to fund our investments in

Management's Discussion and Analysis
(dollars in millions, except per share amounts)

Tele Danmark and other acquisition opportunities, as well as an anticipated repurchase of our own stock during 1998. We issued $650 million of long-term debt through our financing subsidiary, primarily to fund our acquisitions of security assets from Rollins and Republic, and one of our subsidiaries issued $250 million of preferred stock in June 1997 in a private placement.

     Financing activities in 1996 consisted primarily of debt issuances by two landline telephone subsidiaries (Indiana Bell Telephone Company, Incorporated and Wisconsin Bell, Inc.) aggregating $275 million.

     Financing activities in 1995 included issuance of $192 million of long-term debentures through our financing subsidiary.

Stock repurchase program Our board of directors has periodically authorized management to repurchase shares of Ameritech common stock in the open market or through private transactions. During 1997, we repurchased, in the open market,
19.0 million shares of common stock for an aggregate purchase price of $602 million. During 1996, we repurchased in the open market 17.4 million shares of common stock for an aggregate price of $492 million. In December 1997, our board authorized further repurchases up to $2.0 billion.

+6.2%
Increase
in Dividends
------------
Our quarterly dividend increase was the largest in our industry for the third straight year.

Dividends The company paid dividends of $1.24 billion in 1997. This was an increase of $71 million or 6.1% over 1996. In December 1997, Ameritech's board of directors approved a 6.2% increase in the quarterly dividend payable February 2, 1998. The dividend policy is consistent with the need to balance returns to shareowners and investments of capital necessary in a competitive environment.

Financing options As of December 31, 1997, we maintained available lines of credit totaling $1.67 billion, a committed credit facility of $2.0 billion and shelf registrations for issuance of up to $2.95 billion in unsecured debt securities.

     In January 1998, we sold $1.75 billion of long-term unsecured debt securities to help fund our acquisition of Tele Danmark. The debt has coupon rates ranging from 5.65% to 6.55%. Following these issuances, we had $1.2 billion remaining available for issuance under shelf registration statements. We have also arranged our first debt financing outside the U.S. with a $750 million Eurodollar offering scheduled to close in February 1998.

     In October 1997, two rating agencies initiated reviews of our financial results and credit position to determine the appropriateness of our current credit ratings. Such reviews resulted from the announcement of our agreement to invest $3.1 billion in Tele Danmark. One agency adjusted its ratings of our long-term debt and preferred stock to Aa3 from Aa2, while the other reaffirmed its rating at AA+. We do not believe that these reviews will have a material impact on our future borrowing costs or our ability to meet our financing needs.

     In 1997, we registered 14,279,340 shares of our common stock with the SEC for future issuance. We may issue these shares from time to time for the completion of acquisitions or for other corporate purposes.

     Management believes that we have adequate internal and external resources available to finance our business development, network expansion, dividends, acquisitions and investments.

Other matters

Competitive and regulatory environment We face competition in every aspect of our business. In pursuing business opportunities both inside and outside of the United States, we compete against other large local service providers, long distance service providers, cable TV companies, wireless service providers and other entrants from closely related industries. The 1996 Act establishes a national policy that calls for competition and open markets, not regulatory management, as the basic business environment. This public policy change opens a wealth of business opportunities for providers of all forms of communications, enabling them to become full-service providers of voice, video, data, local and long distance services for their customers. As a result of the new law, consumers can expect to see more choices and receive greater value for these and other services.

     Building on our strengths, we will continue to branch into new services that are logical extensions of our business and to export our expertise to customers around the world. Our competitive strategy includes positioning ourselves to take advantage of future opportunities by refining our processes to continue to be the most efficient communications provider in the market.

     With the passage of the 1996 Act and earlier regulatory initiatives, our local service markets have been opened to competition from interexchange carriers, cable TV providers and other local service providers. Interconnection agreements with these providers require us to allow access to unbundled network elements at cost-based rates or services at discounted, wholesale rates. These agreements may result in some downward pressure on local service revenues, as a portion of the company's revenue shifts from local service at retail prices to network access at lower rates.

     It is impossible to predict the specific impact of the 1996 Act on our business or financial condition. Notwithstanding the potential for an adverse effect on certain of our revenue streams, we expect to acquire a significant portion of the expected growth in the communications marketplace, including interLATA long distance.

     In 1996, we were required to implement Dial-1-plus capability in our local toll markets in Illinois and Wisconsin and in portions of our local toll market in Michigan. Dial-1-plus gives customers the ability to choose an alternate long distance carrier for intraLATA toll calls by dialing 1 before the phone number. Competition for toll service revenues has intensified in these areas. The increased competition, however, should stimulate growth in overall demand for toll calls and corresponding network access services.

     Until 1996, the U.S. cellular market was largely a series of duopolies: the local telephone company and one other provider for each cellular market. With PCS, each market will add at least two new wireless service providers. Each PCS provider will offer digital cellular service with features such as longer battery life, increased account security and enhanced services such as voice mail, Caller ID and paging capabilities. We introduced digital cellular service in our Chicago and Detroit markets in mid-1997, and we will introduce this service in several other markets in 1998. Paging, invigorated by the popularity of cellular service, is a highly competitive business with at least five to seven providers in each market.

     Competitors of our telephone directory publishing business are traditional advertising media, including television, radio, direct mail, magazines and newspapers, as well as providers of new technologies such as online services, including the Internet.

     We believe competition in all segments of our business, within each unique industry segment, will accelerate growth. As we expand and diversify, the number, variety and size of competitors will shift to challenge our evolving business interests. Much of the competition will be from companies with substantial capital, technological and marketing resources and wide-ranging service offerings.

Regulatory developments In July 1997, the Eighth Circuit Court of Appeals in St. Louis struck down several provisions of an August 1996 FCC order regarding the interconnection provisions of the 1996 Act. The Court ruled, among other things, that the FCC's pricing guidelines intrude upon the rights of state commissions to implement key elements of the 1996 Act and that the FCC lacks jurisdiction to review state commission decisions regarding interconnection agreements between incumbent local exchange carriers (LECs) and their competitors. The Court also ruled that the FCC's requirement allowing requesting carriers to pick and choose among individual provisions of other interconnection agreements does not promote negotiated agreements and is unreasonable.

     The Court also ruled, and clarified in a subsequent October rehearing order, that if new entrants to the local exchange market wish to purchase network elements at cost-based prices, they must combine the elements themselves. The United States Supreme Court is scheduled to review these and related rulings in October 1998, with a decision expected late this year or the beginning of next year.

     On May 7, 1997, the FCC issued three closely-related orders addressing revisions to the price cap plan for LECs, interstate access charge reform and funding for universal service. In its access charge reform order, the FCC adopted changes to its tariff structure requiring LECs to use rates that reflect the type of costs incurred.

$6 billion
In European Investments
-----------------------
Ameritech's investments in Europe grew in value to $6 billion following our January 1998 investment in Tele Danmark.

     The new price cap rules are reducing access charges by increasing the price cap productivity offset factor to 6.5% from the current 5.3% and by applying this factor uniformly to all access providers. The new rates were effective July 1, 1997, and LECs were required to compute the new rates as if the 6.5% productivity factor had been in effect since July 1, 1996.

     The new rules also create a multi-billion-dollar interstate universal service fund for linking schools and libraries to the Internet and subsidizing low-income consumers and rural health care providers. Telecommunications service providers began paying into the universal service fund starting January 1, 1998. Subsidies to low-income and rural customers became available January 1, 1998, and funds for linking schools and libraries to the Internet will be available as needed.

     We do not expect these reforms to have a material impact on our revenue streams. However, the nature and timing of these reforms may evolve as the FCC considers input from state commissions, potential legal challenges and the ongoing implementation of other provisions of the 1996 Act.

     On December 30, 1997, the United States Court of Appeals for the District of Columbia Circuit (the D.C. Circuit Court) remanded to the FCC a case involving a claim that the purchase of security services assets of another company by SecurityLink, our security services subsidiary, violated a

Management's Discussion and Analysis
(dollars in millions, except per share amounts)

provision of the 1996 Act. The FCC had previously ruled that the transaction was permissible under the 1996 Act. On remand, the D.C. Circuit Court directed the FCC to resolve an ambiguity in the statute. In addition to this case, three similar challenges to transactions involving subsequent purchases of security monitoring assets by SecurityLink are pending before the FCC.

Disclosures about market risk We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. To manage our exposure to these fluctuations, we occasionally enter into various hedging transactions that have been authorized according to documented policies and procedures. We do not use derivatives for trading purposes, or to generate income or to engage in speculative activity, and we never use leveraged derivatives.


$153   $172   $190   $215   $227   $235
 92     93     94     95     96     97

Revenues per Employee
(in thousands)
Employee productivity continued to rise, with revenues per employee reaching $235,000 in 1997.

     Our exposure to interest rate fluctuations results primarily from floating-rate short-term debt in the form of commercial paper, as well as floating-rate long-term notes tied to the London Interbank Offer Rate (LIBOR). In addition, we have issued through two of our wholly owned subsidiaries preferred stock that pays dividends at fixed rates or at LIBOR-based rates. With respect to short-term and long-term debt, we measure the duration of the overall debt portfolio to determine its exposure to interest rate fluctuations. We then use derivatives, including interest rate swaps and swaptions, to manage the duration of the portfolio.

     In December 1997, our board of directors authorized the issuance of long-term debt to fund our investment in Tele Danmark. Following this authorization, we entered into several derivative contracts in 1998, consisting primarily of treasury locks, to protect against a rise in interest rates prior to our issuance of the debt.

     Our exposure to foreign exchange rate fluctuations results from our net investments in foreign ventures in Belgium, Hungary, New Zealand and Norway, and from our share of the earnings of these operations, which are denominated in the respective local currency. We are exposed to fluctuations in several other European currencies and the Canadian dollar related to the operations of wholly owned subsidiaries doing business throughout central Europe and in Canada.

     We typically do not use derivatives to hedge the value of our net investments in these foreign operations. We use foreign currency forward contracts on a discretionary basis to manage the risk associated with dividend payments from these foreign affiliates. We also use forward contracts from time to time to hedge anticipated transactions with our investments in foreign entities. In December 1997 we entered into several forward contracts and a foreign currency collar to manage the foreign currency risk associated with our anticipated investment in Tele Danmark. We used these contracts to hedge most of the $3.1 billion purchase price, which was denominated in German marks. Because current accounting rules do not permit "hedge accounting" for pending acquisitions, we recorded pretax losses of $16 million in 1997 and $54 million in 1998 resulting primarily from the forward contracts.

     The amounts shown below represent the estimated potential loss that we could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques and including substantially all market risk exposures, specifically excluding equity-method investments. The fair value losses shown in the table below have no impact on our results of operations or financial condition.


                             Time   Confidence
Risk Category       Amount  Period     Level
----------------------------------------------
Interest rates         $25   1 day      95%
Foreign exchange        --   1 day      95%
==============================================

     The 95% confidence interval signifies our degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in our favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

New accounting pronouncements In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and requires that all components of comprehensive income be reported in a financial statement having the same prominence as other financial statements. For us, FAS 130 is effective in 1998, and it requires reclassification of prior period financial statements for comparative purposes. Adoption of this standard should have little effect on our financial statements, since the new requirements primarily involve modifications to the way that existing information is displayed.

                                     +31%
                                  Growth in
                                    Pagers
                ----------------------------------------------
                        Pagers in service increased 31%
                            in 1997 to 1.5 million.

  Also in June 1997, the FASB issued FAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supersedes FAS 14, "Financial Reporting of Segments of a Business Enterprise," by establishing new standards for the way that a public business enterprise reports operating segment information in its annual and interim financial statements. In general, FAS 131 requires reporting of financial information as it is used by senior company management for evaluating performance and deciding how to allocate resources. The statement is effective for 1998, but need not be applied to interim financial statements in that year. Comparative information for earlier years must be restated.

Effects of foreign currency fluctuations Our foreign operations and investments in international ventures are subject to certain risks related to fluctuation in foreign currency exchange rates. In 1997, due to a strengthening U.S. dollar, we recognized some foreign exchange transaction losses and currency translation adjustments related to these investments. Foreign exchange transaction losses incurred by wholly owned subsidiaries adversely impacted operating income. Transaction losses incurred by other international ventures (primarily equity method investments) had a negative impact on other income, net. Translation adjustments resulted in a decrease in the investment balance and a corresponding reduction in shareowners' equity in the consolidated balance sheet. While future fluctuations in currency exchange rates could impact results of operations or financial position, foreign operations continue to provide strong financial results and earnings growth.

Year 2000 costs We currently operate numerous date-sensitive computer applications and network systems throughout our business. As the century change approaches, it is essential for us to ensure that these systems properly recognize the year 2000 and continue to process operational and financial information. In May 1996, we began our internal assessment of our requirements and made appropriate inquiries of vendors and consultants. We believe that we have identified most application software and systems issues and we are making changes to allow for almost a full year of additional testing in 1999. During the next two years we anticipate incurring additional costs in this effort of approximately $200 million, and we expect to incur these costs ratably during this time frame. Management believes we can incur these costs without adversely affecting future operating results. However, because of the complexity of the issue and possible unidentified risks, actual costs may vary from our estimate. Management has discussed its assessment and plans with the board of directors.

Business units We have organized our business into separate units, and each customer is assigned to a business unit that is best positioned to serve that customer's specific needs. Revenues by business unit are as follows:

                                                               1997        1996
--------------------------------------------------------------------------------
Consumer                                                         31%         32%
Custom, enhanced and small business                              27          27
Long distance                                                    13          13
Cellular, including paging                                       11           9
Advertising                                                       7           7
All other                                                        11          12
                                                                ---------------
  Total                                                         100%        100%
================================================================================

Adoption of FAS 131 in 1998 may result in disclosure of operating segments that differ from those listed above.

Private securities litigation reform act safe harbor statement The above discussion contains certain forward-looking statements that involve potential risks and uncertainties. Ameritech's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include:

    . changes in economic and market conditions;
    . effects of state and federal regulation;
    . risks inherent in international operations; and . the impact of new technologies.

You should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

Report of Management


Shareowners, Ameritech Corporation



The consolidated financial statements were prepared in accordance with generally accepted accounting principles, which required the use of estimates and judgment. Management prepared these statements and other information in the annual report and is responsible for their integrity and objectivity.

  Our consolidated financial statements have been audited by Arthur Andersen LLP. Management has made available to Arthur Andersen LLP all of our financial records and related data, as well as the minutes of meetings of shareowners and directors. We believe that all representations made to Arthur Andersen LLP were valid and appropriate.

  Management maintains a system of internal control over the preparation of our published financial statements that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The internal control system provides appropriate division of responsibility, and written policies and procedures are communicated to employees and updated as necessary. Management is responsible for proactively fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct.

  The company maintains a strong internal auditing program to assess the effectiveness of internal controls and recommend possible improvements. As part of their audit of the consolidated financial statements, Arthur Andersen LLP considered the internal control system to determine the nature, timing and extent of necessary audit tests. Management has considered the recommendations of our internal auditors and Arthur Andersen LLP concerning the company's system of internal control, and has responded appropriately.

  Management assessed the company's internal control system in relation to criteria for effective internal control. These criteria consist of five interrelated components, which are: control environment, risk assessment, control activities, information and communication and monitoring. Based on its assessment, management believes that, as of December 31, 1997, our system of internal control has met these criteria.

  The board of directors, through its audit committee which consists solely of outside directors, serves in an oversight capacity to assure the integrity and objectivity of the financial reporting process. The role of the committee includes monitoring accounting and financial controls and assuring the independence of Arthur Andersen LLP. Both the internal auditors and the independent public accountants have complete access to the committee and periodically meet with the committee, with and without management present.


Sincerely,


/s/ Richard C. Notebaert                      /s/ Oren G. Shaffer
------------------------                      -------------------
    Richard C. Notebaert                          Oren G. Shaffer

Chairman and Chief Executive Officer          Executive Vice President and Chief
                                              Financial Officer
January 13, 1998

Report of Independent Public Accountants


Board of Directors, Ameritech Corporation



We have audited the accompanying consolidated balance sheets of Ameritech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameritech Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Chicago, Illinois

January 13, 1998

Consolidated Statements of Income
Ameritech Corporation and Subsidiaries

                                                  For the year ended December 31
                                                  ------------------------------
(dollars in millions, except per share amounts)        1997      1996      1995
--------------------------------------------------------------------------------
Revenues
  Local service                                    $  6,413  $  6,068  $  5,586
  Interstate network access                           2,485     2,365     2,254
  Intrastate network access                             619       573       562
  Long distance service                               1,384     1,491     1,457
  Cellular, directory and other                       5,097     4,420     3,569
                                                   -----------------------------
                                                     15,998    14,917    13,428
                                                   -----------------------------
Operating expenses
  Employee-related expenses                           3,959     3,711     3,623
  Depreciation and amortization                       2,521     2,365     2,177
  Other operating expenses                            5,140     4,743     3,911
  Restructuring credits                                  --        --      (134)
  Taxes other than income taxes                         579       593       548
                                                   -----------------------------
                                                     12,199    11,412    10,125
                                                   -----------------------------
Operating income                                      3,799     3,505     3,303
Interest expense                                        505       514       469
Other income, net                                       390       326       260
                                                   -----------------------------
Income before income taxes                            3,684     3,317     3,094
Income taxes                                          1,388     1,183     1,086
                                                   -----------------------------
Net income                                         $  2,296  $  2,134  $  2,008
                                                   -----------------------------
Earnings per common share*
  Basic                                            $   2.09  $   1.93  $   1.81
                                                   -----------------------------
  Diluted                                          $   2.08  $   1.92  $   1.81
                                                   -----------------------------
Average common shares outstanding (millions)*       1,098.7   1,103.8   1,107.2
================================================================================

*Gives retroactive effect for the two-for-one stock split effective December 31, 1997.

 The accompanying notes are an integral part of the financial statements.


Consolidated Balance Sheets
Ameritech Corporation and Subsidiaries

                                                                                        As of December 31
                                                                                        -----------------
(dollars in millions)                                                                     1997       1996
---------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and temporary cash investments                                                   $   239    $   145
 Receivables, less allowance for uncollectibles of $308 and $320, respectively           3,078      3,070
 Material and supplies                                                                     290        231
 Prepaid and other                                                                         942        353
                                                                                       ------------------
                                                                                         4,549      3,799
                                                                                       ------------------
Property, plant and equipment
 In service                                                                             34,020     31,951
 Under construction                                                                        371        341
                                                                                       ------------------
                                                                                        34,391     32,292
 Less, accumulated depreciation                                                         20,518     18,785
                                                                                       ------------------
                                                                                        13,873     13,507
                                                                                       ------------------
Investments, primarily international                                                     1,751      2,323
                                                                                       ------------------
Other assets and deferred charges                                                        5,166      4,078
                                                                                       ------------------
Total assets                                                                           $25,339    $23,707
                                                                                       ==================
Liabilities and shareowners' equity
Current liabilities
 Debt maturing within one year                                                         $ 3,036    $ 3,155
 Accounts payable                                                                        1,955      1,836
 Other                                                                                   2,250      1,841
                                                                                       ------------------
                                                                                         7,241      6,832
                                                                                       ------------------
Long-term debt                                                                           4,610      4,437
                                                                                       ------------------
Deferred credits and other long-term liabilities
 Accumulated deferred income taxes                                                       1,150        900
 Unamortized investment tax credits                                                        140        172
 Postretirement benefits other than pensions                                             2,965      2,984
 Other                                                                                     925        695
                                                                                       ------------------
                                                                                         5,180      4,751
                                                                                       ------------------
Shareowners' equity
 Common stock, par value $1; 2.4 billion shares authorized;
  1,177 million issued in 1997, 1,176 million issued in 1996                             1,177      1,176
 Proceeds in excess of par value                                                         5,313      5,144
 Reinvested earnings                                                                     4,190      3,154
 Treasury stock, at cost (79 million shares in 1997 and 76 million shares in 1996)      (1,645)    (1,344)
 Deferred compensation                                                                    (190)      (259)
 Currency translation adjustments                                                         (538)      (188)
 Other, net                                                                                  1          4
                                                                                       ------------------
                                                                                         8,308      7,687
                                                                                       ------------------
Total liabilities and shareowners' equity                                              $25,339    $23,707
=========================================================================================================
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareowners' Equity
Ameritech Corporation and Subsidiaries


                                                            Shareowners' Equity
                             ----------------------------------------------------------------------------------   Common   Treasury
                                             Proceeds in                                     Currency             Shares    Common
(dollars in millions,                Common   Excess of   Reinvested  Treasury   Deferred   Translation  Other,   Issued    Shares
except per share amounts)    Total   Stock    Par Value    Earnings    Stock   Compensation Adjustments   net   (millions)(millions)
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1994  $6,055  $1,175   $4,934      $1,325      $(977)      $(396)      $(16)       $10     1,175     72
Net income                    2,008                        2,008
Dividends declared
 ($1.015 per share)          (1,124)                      (1,124)
Treasury stock activity
 Purchases                     (162)                                   (162)                                                 6
 Issuances
  Employee benefit plans         82               13                     69                                                 (5)
  Dividend reinvestment and
   optional stock purchases     145               61                     84                                                 (6)
Reduction of LESOP debt          67                                                  67
Other                            13               18                                                       (5)
Translation adjustments         (69)                                                           (69)
                             -------------------------------------------------------------------------------------------------------
Balances, December 31, 1995   7,015   1,175    5,026       2,209       (986)       (329)       (85)         5     1,175     67
Net income                    2,134                        2,134
Dividends declared
 ($1.078 per share)          (1,189)                      (1,189)
Stock issued to
 nonmanagement employees         29       1       28                                                                  1
Treasury stock activity
 Purchases                     (492)                                   (492)                                                17
 Issuances
  Employee benefit plans         85               15                     70                                                 (4)
  Dividend reinvestment and
   optional stock purchases     115               51                     64                                                 (4)
Reduction of LESOP debt          70                                                  70
Other                            23               24                                                       (1)
Translation adjustments        (103)                                                          (103)
                             -------------------------------------------------------------------------------------------------------
Balances, December 31, 1996   7,687   1,176    5,144       3,154     (1,344)       (259)      (188)         4     1,176     76
Net income                    2,296                        2,296
Dividends declared
 ($1.148 per share)          (1,260)                      (1,260)
Stock issued to
 nonmanagement employees         12       1       11                                                                  1
Treasury stock activity
 Purchases                     (602)                                   (602)                                                19
 Issuances
  Employee benefit plans        163               10                    153                                                 (8)
  Dividend reinvestment and
   optional stock purchases     155               62                     93                                                 (5)
  Acquisitions of businesses     98               43                     55                                                 (3)
Reduction of LESOP debt          69                                                  69
Other                            40               43                                                       (3)
Translation adjustments        (350)                                                          (350)
                             -------------------------------------------------------------------------------------------------------
Balances, December 31, 1997  $8,308  $1,177   $5,313     $ 4,190    $(1,645)      $(190)     $(538)       $ 1     1,177     79
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
Ameritech Corporation and Subsidiaries

                                                                                        For the year ended December 31
                                                                            ------------------------------------------
(dollars in millions)                                                           1997             1996             1995
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income                                                                 $  2,296         $  2,134         $  2,008
 Adjustments to net income
  Restructuring credits, net of tax                                                -                -              (79)
  Depreciation and amortization                                                2,521            2,365            2,177
  Deferred income taxes, net                                                     235              122              149
  Investment tax credits, net                                                    (32)             (36)             (48)
  Capitalized interest                                                           (25)             (28)             (20)
  Change in accounts receivable, net                                              (8)            (296)            (474)
  Change in material and supplies                                                (97)             (61)             (15)
  Change in other current assets                                                (116)             (11)              (8)
  Change in accounts payable                                                     119               44              246
  Change in certain other current liabilities                                    391               86             (119)
  Change in certain noncurrent assets and liabilities                           (622)            (482)            (154)
  Gain on exchange of cellular minority interests                                  -                -              (66)
  Gain on sale of shares in MATAV                                                (43)               -                -
  Gain on sale of Bellcore                                                       (42)               -                -
  Gain on sale of Sky Network Television of New Zealand                          (52)               -                -
  Other operating activities, net                                                (15)             (94)             (41)
                                                                            ------------------------------------------
Net cash from operating activities                                             4,510            3,743            3,556
                                                                            ------------------------------------------

Cash flows from investing activities
 Capital expenditures, net                                                    (2,641)          (2,440)          (2,120)
 Additional investments, including acquisition of new companies               (1,074)            (922)            (895)
 Net proceeds from exchange of cellular minority interests                         -                -               61
 Proceeds from New Zealand Telecom Share repurchase                              152                -                -
 Proceeds from sale of shares in MATAV                                           146                -                -
 Proceeds from sale of Bellcore                                                   64                -                -
 Proceeds from sale of Sky Network Television of New Zealand                      52                -                -
 Other investing activities, net                                                 (14)              51               72
                                                                            ------------------------------------------
Net cash from investing activities                                            (3,315)          (3,311)          (2,882)
                                                                            ------------------------------------------

Cash flows from financing activities
 Net change in short-term debt                                                  (195)             815              217
 Issuance of long-term debt                                                      650              273              195
 Retirement of long-term debt                                                   (320)             (92)             (84)
 Dividend payments                                                            (1,242)          (1,171)          (1,107)
 Repurchase of common stock                                                     (602)            (492)            (162)
 Proceeds from reissuance of treasury stock                                      330              196              226
 Issuance of preferred stock in subsidiaries                                     250                -               60
 Other financing activities, net                                                  28               53               38
                                                                            ------------------------------------------
Net cash from financing activities                                            (1,101)            (418)            (617)
                                                                            ------------------------------------------

Net increase in cash and temporary cash investments                               94               14               57
Cash and temporary cash investments, beginning of year                           145              131               74
                                                                            ------------------------------------------
Cash and temporary cash investments, end of year                            $    239         $    145         $    131
======================================================================================================================

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)


1. Significant accounting policies

Nature of operations Ameritech Corporation is one of the world's largest communications companies, providing a wide array of local phone, data, directory and other services to more than 12 million customers (primarily in Illinois, Indiana, Michigan, Ohio and Wisconsin).

     We serve more than 3 million cellular customers, more than 1.5 million paging customers and more than 1 million security services customers. The security services business is conducted throughout the United States and Canada. We have cellular interests in Norway as well as interests in communications companies in Belgium, New Zealand and Hungary. We also publish business directories in Germany and other European countries. In January 1998, we acquired a 34% interest as a strategic partner in Tele Danmark A/S, the Danish telecommunications company.

     See discussion of competition and regulatory matters in Other Matters in Management's Discussion and Analysis of Results of Operations and Financial Condition on pages 30 to 32.

Consolidation The consolidated financial statements include all of our majority-owned subsidiaries. We have eliminated all significant intercompany transactions.

Basis of accounting We have prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material and supplies We have stated inventories of new and reusable material and supplies at the lower of cost or market, with cost generally determined on an average-cost basis.

Income taxes We file a consolidated federal income tax return. At the end of each period, we determine deferred tax assets and liabilities based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. We measure deferred income tax expense as the change in the net deferred income tax asset or liability during the year. We also recognize deferred income taxes on undistributed equity earnings from foreign investments when we do not control the dividend flow back to the United States.

Property, plant and equipment We have stated property, plant and equipment primarily at original cost. The provision for depreciation is based principally on straight-line remaining life and straight-line equal life group methods of depreciation applied to individual categories of plant with like characteristics.

     The following is a summary of average lives used to determine the provision for depreciation.

            Asset category                                     Years
            --------------------------------------------------------
            Central office equipment
                Digital switching                                  7
                Circuit accounts                                   7
            Copper and fiber cable and wire facilities            15
            All other                                        various
            ========================================================

Generally, when depreciable assets are retired, the amount at which such assets are carried in property, plant and equipment is charged to accumulated depreciation. The cost of maintenance and repair of assets are charged to expense.

     Most of our property, plant and equipment is located in Illinois, Indiana, Michigan, Ohio and Wisconsin.

Temporary cash investments We have stated temporary cash investments at cost, which approximates market value. We consider all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

Derivative financial instruments We occasionally enter into forward contracts and swap agreements to hedge exposures to foreign currency exchange and interest rate risks. We include gains and losses on foreign currency forward contracts used for hedging purposes in net income in the period in which the gain or loss arises. We record gains and losses that hedge an investment in a foreign company as a component of shareowners' equity until such time as we reduce our interest in the company. Gains and losses on interest rate swaps or interest rate "locks" are recorded as adjustments to interest expense.

     We use derivatives in a limited way for the following purposes:

     .  to manage financial risk;
     . to hedge assets and obligations that we already hold; and . to protect our cash flows.

     We do not use derivatives to generate income or engage in speculative activity and we never use leveraged derivatives.

Advertising costs  We charge advertising costs to expense as incurred.

Earnings per share We compute basic earnings per common share by dividing net income by the weighted average number of common shares outstanding during the period.

     Diluted earnings per share is calculated by including all dilutive potential common shares such as stock options. Dilutive potential common shares were 5,375,302 in 1997, 4,448,568 in 1996 and 3,433,501 in 1995. No adjustment to reported net income is required when computing diluted earnings per share.

Stock options We account for our stock option plans in accordance with Accounting Principles Board (APB) Opinion 25, under which no compensation expense is recognized in the financial statements except where the plan is determined to be variable in nature.

Revenue recognition We generally recognize revenues as we provide services or deliver products to customers. We bill certain local telephone and wireless and security service revenues in advance, resulting in deferred revenues. We account for our directory advertising revenues generally as billed over the term of the related directory (usually one year) and amortize production costs, which are deferred when incurred, to match the related revenues.

Intangibles We amortize intangibles, including goodwill arising from business combinations, on a straight-line basis over the anticipated period of benefit, not to exceed 40 years. We review amounts recorded as intangible assets for impairment periodically using expected undiscounted future cash flows.

Translation adjustments We translate the assets and liabilities relating to our share of significant foreign operations to U.S. dollars at year-end exchange rates. We translate revenues and expenses to U.S. dollars using average exchange rates for the year. Translation adjustments are accumulated and recorded as a separate component of shareowners' equity.

2. Investments
Belgacom In March 1996, a consortium led by Ameritech finalized its agreement to acquire an interest in Belgacom S.A., the national telecommunications operator of Belgium. The consortium purchased from the Belgian government a 49.9% stake in Belgacom. The consortium's purchase price was approximately 74 billion Belgian francs, or approximately $2.5 billion. We have invested approximately $865 million for our 35% allocable consortium share, which results in about a 17.5% investment in Belgacom.
     We account for our Belgacom investment using the equity method of accounting because we exercise significant operating influence. After giving effect to Belgacom's unfunded pension obligation and other adjustments to conform to U.S. GAAP, our share of goodwill from this transaction is approximately $845 million, which we are amortizing on a straight-line basis over 40 years.

MATAV As of December 31, 1996, a holding company (MagyarCom), owned equally by Ameritech and Deutsche Telekom AG, held a 67% share in the Hungarian telecommunications company, MATAV. We paid $843 million for our 33.5% share of MATAV. We account for our stake in MATAV using the equity method of accounting.
     On November 14, 1997, MATAV sold approximately 27% of its shares, including 11.5% of our share holdings, in an initial public offering (IPO) on both the New York and Budapest stock exchanges. We realized cash proceeds of $146 million and recorded a pretax gain of $43 million related to the sale of our shares. Following this sale, we hold 309,029,700 shares, or approximately 30% of MATAV. Based on the year-end closing price of individual MATAV shares, which are thinly traded, the aggregate value of our remaining shares is $1.6 billion. We are amortizing goodwill of approximately $385 million, adjusted for the share sale, over a period of 40 years.

Telecom Corporation of New Zealand Limited
In September 1990, Ameritech and Bell Atlantic Corporation purchased all of the shares of Telecom Corporation of New Zealand Limited (New Zealand Telecom), the state-owned telephone company in New Zealand. Our share of the purchase price was approximately $1.2 billion.


                                   1 million
                               Security Service
                                   Customers
                 --------------------------------------------
                        Security service customers more
                 than doubled in 1997 to more than 1 million.



     After stock sales required by the New Zealand government in the purchase agreement, which were completed in 1993, our share of ownership was 24.8%. Such sales resulted in gains with cash proceeds to the company of $676 million.
     In November 1996, New Zealand Telecom announced plans to repurchase a portion of its stock during 1997. The New Zealand government prohibits foreign companies from owning more than 49.9% of New Zealand Telecom's stock. As a result, Ameritech and Bell Atlantic Corporation (which owns an equal interest), were required to sell a pro rata portion of their shares to New Zealand Telecom in the open market. In 1997, we received proceeds of approximately $152 million as a result of this repurchase program. This repurchase program increased our percentage ownership in New Zealand Telecom to 24.95%.
     We account for our investment in New Zealand Telecom using the equity method of accounting. Goodwill from this investment is approximately $290 million, which we are amortizing on a straight-line basis over 40 years.
     We owned 437,080,670 shares of New Zealand Telecom as of December 31, 1997 and 469,060,000 shares as of December 31, 1996. Shares of New Zealand Telecom are publicly traded. Based on the year-end closing price of individual New Zealand Telecom shares, the aggregate value of the company's shares was about $2.1 billion in 1997 and $2.4 billion in 1996. However, New Zealand Telecom shares are thinly traded with

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)


approximately 50% of the shares of that company owned by Ameritech and Bell Atlantic Corporation.
     In December 1997, we announced our intention to sell our stake in New Zealand Telecom in a public sale of shares during the first half of 1998.


                                     +20%
                               Increase in Cash
                                From Operations
                  ------------------------------------------
                  Total cash flows from operations increased
                         20% in 1997 to $4.5 billion.


Summary of nonconsolidated investments A summary of the company's investments, which have not been consolidated, follows:

                                      1997      1996
----------------------------------------------------
Belgacom                             $  742   $  890
MATAV                                   506      655
New Zealand Telecom                     417      670
Other international investments           4        5
                                     ------   ------
 Total international investments      1,669    2,220
Domestic investments                     82      103
                                     ------   ------
 Total investments                   $1,751   $2,323
====================================================

In accordance with the equity method of accounting, we increase our recorded investment for our allocable share of earnings (adhering to purchase accounting and U.S. GAAP), reduce the investment for distributions (dividends) received and give effect to any currency translation adjustments. We received dividends on such investments of $164 million in 1997, $152 million in 1996 and $110 million in 1995.
     The following unaudited summary presents our proportional (pro rata) interest in the summarized financial information of investments accounted for using the equity method of accounting:

Year ended December 31          1997     1996    1995
-----------------------------------------------------
Revenues                       $1,818   $1,726  $ 745
Costs and expenses              1,612    1,490    651
                               ------   ------  -----
Net income+                    $  206   $  236  $  94
                               ------   ------  -----

As of December 31               1997     1996
                               ------   ------
Assets*                        $3,911   $4,634
Liabilities                     2,226    2,398
                               ======   ======
Net equity                     $1,685   $2,236
=====================================================

+ Includes $87 million charge for restructuring at Belgacom in 1997.
* Includes goodwill associated with Ameritech's investments.

Other investments In 1997 we acquired assets of several companies engaged in security services through our wholly owned subsidiary, SecurityLink from Ameritech. In April and June we purchased assets of three companies for $82 million cash and 3,009,602 common shares with a dollar value of approximately $100 million.
     In October 1997, we acquired the security services assets of Rollins Protective Services, a division of Rollins, Inc., and the security services assets of Republic Security Company Holdings, a subsidiary of Republic Industries, Inc. The total purchase price for these two transactions was approximately $800 million.
     We have accounted for these transactions using the purchase method of accounting. We have allocated our purchase price to individual assets and liabilities based on preliminary estimates of fair value. Revenues of all of the above-mentioned security businesses in 1996 were approximately $195 million.

Other transactions In 1995, in a Federal Communications Commission auction, we purchased broadband personal communications services (PCS) licenses in the Indianapolis and Cleveland markets for $158 million. This is in addition to the narrowband licenses we obtained in 1994 to offer two-way paging in the Midwest. We have classified these licenses in other assets and deferred charges in the accompanying consolidated balance sheets. We will begin to amortize these licenses when we begin operations in these areas.
     In May 1994, we invested $473 million in a subsidiary of General Electric Company (GE). The subsidiary, GE Information Services, Inc. (GEIS), provides electronic data interchange and electronic commerce. Our investment is in the form of a four-year interest bearing convertible debenture, which was to convert to equity upon the lifting of legal restrictions. In early 1998, because of ongoing restrictions, this agreement was suspended and GE repaid the note. Accordingly, the note was reclassified in 1997 from other noncurrent assets to other current assets in the consolidated balance sheet.
     In January 1998, we purchased a 34% interest in Tele Danmark, the national communications provider in Denmark, from the Kingdom of Denmark for approximately $3.1 billion. As part of our investment agreement, Tele Danmark is in the process of buying back and retiring the remaining shares owned by the Danish government. When this repurchase is completed in April 1998, we will hold approximately 42% of Tele Danmark's outstanding capital stock. We funded this investment in part by issuing $1.75 billion of long-term debt issued in the United States and $750 million of additional, unsecured Eurodollar notes (scheduled to close in February 1998), as described in Note 6. The audited 1996 financial statements of Tele Danmark reflect, on a U.S. GAAP basis, total assets of $6.8 billion and revenues of $3.4 billion. We will account for this investment using the equity method of accounting.

3.  Property, plant and equipment

The components of property, plant and equipment were as follows as of December 31:

                                                               1997     1996
------------------------------------------------------------------------------
Land                                                          $   152  $   150
Buildings                                                       3,123    3,115
Central office equipment                                       13,335   12,345
Cable, wiring and conduit                                      13,960   13,061
Other                                                           3,450    3,280
                                                              ----------------
                                                               34,020   31,951
Under construction                                                371      341
                                                              ----------------
                                                               34,391   32,292
Less, accumulated depreciation                                 20,518   18,785
                                                              ----------------
Total property, net                                           $13,873  $13,507
==============================================================================

Depreciation expense on property, plant and equipment was $2,313 million, $2,216 million and $2,090 million in 1997, 1996 and 1995, respectively.

4.  Income taxes

The components of income tax expense follow:

                                                         1997    1996    1995
------------------------------------------------------------------------------
Federal
  Current                                               $  994  $  959  $  821
  Deferred, net                                            217     115     181
  Investment tax credits, net                              (32)    (36)    (48)
                                                        ----------------------
  Total                                                  1,179   1,038     954
                                                        ----------------------
State, local and foreign
  Current                                                  191     138     109
  Deferred, net                                             18       7      23
                                                        ----------------------
  Total                                                    209     145     132
                                                        ----------------------
Total income tax expense                                $1,388  $1,183  $1,086
==============================================================================

Total income taxes paid were $1,151 million, $1,075 million and $890 million in 1997, 1996 and 1995, respectively.

  The following is a reconciliation of the statutory federal income tax rate for each of the past three years to our effective tax rate (computed by dividing total income tax expense by income before income taxes):

                                                          1997    1996    1995
------------------------------------------------------------------------------
Statutory tax rate                                        35.0%   35.0%   35.0%
State income taxes, net of federal benefit                 2.9     2.8     2.8
Foreign withholding taxes                                  1.1      --      --
Amortization of investment tax credits                    (0.6)   (0.7)   (1.0)
Other                                                     (0.7)   (1.4)   (1.7)
                                                          --------------------
Effective tax rate                                         37.7%  35.7%   35.1%
==============================================================================


Income tax expense was reduced by $12 million and $16 million in 1996 and 1995, respectively, as a result of a portion of the beginning of year valuation allowances no longer being required.

  As of December 31, 1997 and 1996, the components of long-term accumulated deferred income taxes were as follows:

                                                                 1997    1996
------------------------------------------------------------------------------
Deferred tax assets
  Postretirement and postemployment benefits                    $1,127  $1,151
  Other                                                            291     353
                                                                --------------
                                                                 1,418   1,504
                                                                --------------
Deferred tax liabilities
  Accelerated depreciation                                       1,729   1,656
  Prepaid pension cost                                             530     451
  Other                                                            309     297
                                                                --------------
                                                                 2,568   2,404
                                                                --------------
Net deferred tax liability                                      $1,150  $  900
==============================================================================

We had valuation allowances against certain deferred tax assets aggregating $72 million and $55 million as of December 31, 1997 and 1996, respectively. We do not separately disclose deferred income taxes in current assets and liabilities as they are not significant.

5.  Debt maturing within one year

We include debt maturing within one year as debt in the computation of debt ratios. Debt maturing within one year consisted of the following as of December 31:

                                                                1997     1996
------------------------------------------------------------------------------
Notes payable
  Commercial paper                                             $2,584   $2,777
  Bank loans                                                        9       11
  Other                                                            38       11

Long-term debt maturing within one year                           405      356
                                                               ---------------
Total                                                          $3,036   $3,155
                                                               ===============
Weighted average interest rate on notes payable, year-end         5.8%     5.4%
==============================================================================

We have a committed revolving credit facility of $2.0 billion. The fee for this facility is 0.035% per annum. We did not use this facility during the three years ended December 31, 1997. In addition, we have entered into uncommitted agreements with a number of banks for lines of credit totaling $1.72 billion. The interest rates on these lines are negotiable at the time of borrowing. No amounts were outstanding under these agreements as of December 31, 1997. There are no significant commitment fees or material compensating balance requirements associated with any of these lines of credit. These lines, as well as the revolving credit facility, are available for support of commercial paper borrowing and to meet short-term cash needs.

6.  Long-term financing

Long-term debt consists principally of debentures issued by our landline communications subsidiaries and our financing subsidiary, Ameritech Capital Funding Corporation (ACF).

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

The following table sets forth interest rates and other information on long-term debt outstanding as of December 31:

Interest Rates    Maturities    1997      1996
----------------------------------------------
4.375%-6.0%        1999-2007   $  640    $  865
6.125%-8.0%        2001-2027    3,462     2,812
8.125%-9.0%        1999-2026      326       330
9.1%-10.0%         2006-2016       96       196
                               ----------------
                                4,524     4,203
LESOP (Note 8)                    114       190
Capital lease obligations           9        77
Other                               1         5
Unamortized discount, net         (38)      (38)
                               ----------------
Total                          $4,610    $4,437

Scheduled maturities of long-term debt, including principal payments on LESOP debt (see Note 8), are $405 million due in 1998, $232 million due in 1999, $147 million due in 2000, $206 million due in 2001 and $127 million due in 2002.

     Approximately $9,586 million of total gross property, plant and equipment are subject to liens under mortgage bonds with outstanding balances of $250 million.

     As of December 31, 1997, we had available for issuance through our financing subsidiary, ACF, $2 billion in unsecured debt securities through shelf registration statements with the Securities and Exchange Commission (SEC). Through our landline communications subsidiaries, we had $950 million in unsecured debt securities available for issuance through shelf registration statements as of December 31, 1997.

     In January 1998, we issued $1.75 billion of long-term debt in five separate tranches through ACF. Details of the issuances are as follows:
 .  $400 million of 5.65% notes due January 15, 2001;
 .  $400 million of 6.15% notes due January 15, 2008;
 .  $300 million of 6.45% debentures due January 15, 2018;
 .  $400 million of 6.55% debentures due January 15, 2028; and
 .  $250 million of 5.95%, debentures due January 15, 2038
    (includes a put option by holder in 2005).



     Interest on the above notes and debentures is due semiannually on January 15 and July 15, and payment of interest and principal is unconditionally guaranteed by Ameritech Corporation. Proceeds from the issuances were used for the acquisition of Tele Danmark discussed in Note 2 and other corporate purposes.

     Following these issuances, we had $250 million remaining available for issuance of unsecured debt securities under shelf registration statements filed with the SEC by ACF.

     We are also arranging additional unsecured Eurodollar debt financing of $750 million scheduled to close in February 1998. This financing will bear interest at 5.88% and will be due in 2003.

Preferred stock issuances by subsidiaries In June 1997, one of our subsidiaries issued $250 million of preferred stock in a private placement. This subsidiary may redeem the stock at any time, but we will have to pay certain call premiums if we redeem the preferred stock before December 31, 2002. The holders of the preferred stock may require our subsidiary to redeem the shares at any time after May 20, 2004. Holders of the preferred shares receive quarterly dividends based on a rolling three-month London Interbank Offer Rate (LIBOR). The dividend rate for the December 31, 1997 payment was 6.85%.

     As of December 31, 1997, Ameritech New Zealand Funding Corporation, another wholly owned subsidiary, has outstanding $85 million of Series A Preferred Stock (7.04%, subject to mandatory redemption in 2001) and $60 million of Series B Preferred Stock (variable rate, 4.31% as of December 31, 1997, not subject to mandatory redemption).

     All preferred stock issued by subsidiaries is included in other long-term liabilities.

7. Other assets and deferred charges
The components of other assets and deferred charges are as follows:

                               1997     1996
---------------------------------------------
Goodwill                      $  980   $  347
Acquired security services
 subscribers                     555      179
Other intangibles                347      346
                              ---------------
  Total intangibles, net       1,882      872
Prepaid pension asset          1,394    1,187
GEIS investment (Note 2)           -      473
Other                          1,890    1,546
                              ---------------
                              $5,166   $4,078
=============================================

Costs of acquiring security services subscribers are generally being amortized over 10 years, the expected life of a subscriber when acquired from a third party. Reported goodwill is generally amortized over 40 years. Accumulated amortization of intangibles was $328 million in 1997 and $269 million in 1996.

8. Employee benefit plans
Pension and retiree health and life plans We maintain noncontributory defined benefit pension plans for substantially all employees, as well as postretirement health care and life insurance plans to substantially all retirees and their dependents. We accrue the cost of postretirement benefits granted to employees as expense over the period in which the employee renders services and becomes eligible to receive benefits. The costs of these plans for current and future retirees is determined using the projected unit credit actuarial method.

     The pension plans were amended in 1996 to provide a 4.5% pension increase, effective February 1, 1997, to retirees who retired prior to April 1, 1994 and are receiving annuity pension benefits. More recent retirees receive lower rates of increase. Our funding policy is to contribute an amount up to the maximum that can be deducted for federal income tax purposes. Due to the funded status of the plans, we have made contributions only to the nonqualified plan for the years shown.

     We have provided for part of the cost of the postretirement plans by making contributions for health care benefits to voluntary employee benefit association trust funds (VEBAs) and maintaining retirement funding accounts (RFAs) to provide life insurance benefits. We intend to continue to fund the nonmanagement VEBA. The nonmanagement VEBA and the RFAs earn income without tax. Plan assets consist principally of corporate securities and bonds.

     The Financial Accounting Standards Board (FASB) issued FAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," in February 1998. The new standard does not change the measurement or recognition of costs for pension or other postretirement plans. It standardizes disclosures and eliminates those that are no longer useful. The following tables, prepared in accordance with the new standard, set forth pension and postretirement obligations and plan assets as of December 31:

                              Pension Benefits    Retiree Health and Life
                              ------------------  -----------------------
                                1997     1996         1997         1996
-------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation
 as of January 1              $ 7,622    $ 7,620     $ 5,057      $ 5,150
Service cost                      183        167          80           88
Interest cost                     556        493         360          345
Plan amendment                     --        162          --           --
Effect of settlements             (35)       (95)         --           --
Actuarial loss (gain)             416        (45)        228         (260)
Benefits paid                    (748)      (680)       (271)        (266)
                              ------------------  -----------------------
Benefit obligation
 as of December 31            $ 7,994    $ 7,622     $ 5,454      $ 5,057
=========================================================================

Change in plan assets:
Fair value as
 of January 1                 $12,121    $10,974     $ 1,491      $ 1,368
Actual return                   2,268      1,921         205           72
Company contribution                9          9          83           77
Effect of settlements             (39)      (103)         --           --
Benefits paid                    (748)      (680)        (24)         (26)
                              ------------------  -----------------------
Fair value
 as of December 31            $13,611    $12,121     $ 1,755      $ 1,491
=========================================================================

Funded status:
As of December 31             $ 5,617    $ 4,499     $(3,699)     $(3,566)
Unrecognized cost:
 Actuarial and
  investment (gains)
  losses, net                  (3,996)    (3,008)        732          580
 Prior service cost               431        468           2            2
 Transition obligation           (658)      (772)         --           --
                              ------------------  -----------------------
Prepaid (accrued)
 benefit cost                 $ 1,394    $ 1,187     $(2,965)     $(2,984)
=========================================================================

The components of pension cost (credits) are as follows:

                                                         Pension Benefits
                                           ----------------------------------
                                            1997         1996         1995
-----------------------------------------------------------------------------
Benefits earned during the year             $  183       $  167       $  139
Interest cost on projected
 benefit obligation                            556          493          494
Expected return on plan assets                (822)        (765)        (667)
Net amortization and deferral
 Transition obligation                        (110)        (112)        (117)
 Other                                          19           22           10
                                           ----------------------------------
Net pension credits                         $ (174)      $ (195)      $ (141)
=============================================================================

The components of postretirement benefit costs follow:

                                            Retiree Health and Life Benefits
                                           ---------------------------------
                                            1997          1996         1995
----------------------------------------------------------------------------
Benefits earned during the year            $  80         $  88        $  54
Interest cost on accumulated
 benefit obligation                          360           345          340
Expected return on plan assets              (127)         (110)         (91)
Net (gain) or loss                            --            16           --
                                           ---------------------------------
Total postretirement
 benefit cost                              $ 313         $ 339        $ 303
============================================================================

Assumptions as of December 31:

                           Pension Benefits          Retiree Health and Life
                           ----------------          -----------------------
                           1997       1996               1997         1996
----------------------------------------------------------------------------
Discount rate               7.0%       7.5%               7.0%         7.5%
Expected return
 Pension plans              8.4%       8.0%                --           --
 VEBAs                       --         --                8.4%         8.0%
 RFAs                        --         --                8.4%         8.0%
Compensation
 increase rate              4.1%       4.2%               4.1%         4.2%
=============================================================================

The assumed health care cost trend rate for 1997 was 8.0% and 8.4% in 1996 and is assumed to decrease by 0.4% per year to 4.0% in 2007 and remain at that level. A one percentage-point change in the assumed health care cost trend rate would have the following effects:

                                   One Percentage        One Percentage
                                   Point Increase        Point Decrease
-----------------------------------------------------------------------------
Effect on total of service and
 interest cost components                   $ 67                 $ (54)
Effect on postretirement
 benefit obligation                         $643                 $(530)
=============================================================================

Leveraged employee stock ownership plans In 1989, we created leveraged employee stock ownership plans (LESOPs) within our existing employee savings plans. To fund the LESOPs, the Trustee for the savings plans issued $665 million of debt, at 8.03% interest, payable in semiannual installments

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

through 2001, which we guaranteed. The Trustee used the proceeds to purchase at fair market value 45,132,552 shares of Ameritech common stock from our treasury. These shares are considered to be outstanding for earnings per share purposes. The Trustee repays the notes, including interest, with funds from our contributions to the savings plans, from dividends paid on the shares of our common stock held by the Trustee and with new loans from Ameritech.

  As a result of our unconditional guarantee, we have recorded the notes of the Trusts as long-term debt and as deferred compensation in the accompanying consolidated balance sheets. Deferred compensation represents a reduction of shareowners' equity. Debt and deferred compensation decrease as the Trustee makes principal payments. As of December 31, 1997, we had $114 million included in long-term debt and $76 million included in long-term debt maturing within one year with respect to the LESOP.

  We maintain savings plans that cover substantially all of our employees. Under these plans, we match a certain percentage of eligible contributions made by the employees. The LESOP provisions of the savings plans became effective January 1, 1990. Under these provisions, our matching contributions are allocated to employees in company stock from the LESOP Trusts. We release Ameritech stock for allocation to employees in the proportion that principal and interest paid in a year bears to the total principal and interest due over the life of debt outstanding in the Trusts.

  We record our matching contributions to the plans as compensation expense. Any change in the required contribution as a result of leveraging this obligation is recorded as a gain or loss in other income. The amount expensed and contributed to the LESOPs for 1997, 1996 and 1995 totaled $29 million, $34 million and $38 million, respectively. Interest expense incurred by the savings plans for 1997, 1996 and 1995 was $13 million, $21 million and $28 million, respectively. Dividends paid on shares of stock held by the Trustee used to partially satisfy debt repayment requirements were $41 million, $41 million and $42 million for 1997, 1996 and 1995, respectively. As of December 31, 1997, we had allocated or committed 32,154,838 shares to employee accounts, leaving 12,977,714 shares unallocated. As of December 31, 1996, we had allocated or committed 29,186,014 shares to employee accounts, leaving 15,946,538 shares unallocated.

  We have entered into agreements to lend up to $123 million to one of the Trusts through December 1, 2004. As of December 31, 1997, the Trustee has borrowed $73 million from the company at rates ranging from 6.1% to 8.4%. An additional $21 million was borrowed in January 1998 at 6.3%.

Work force and other restructuring In March 1994, we announced a plan to reduce our existing nonmanagement work force. As of December 31, 1995, 11,500 employees had left the company as a result of this restructuring.

  The cumulative gross program cost through December 31, 1995 totaled $1,238 million, partially offset by settlement gains of $644 million, for an aggregate pretax net program cost of $594 million, or $377 million after-tax. We recorded a pretax charge of $728 million, or $456 million after-tax, in 1994 and a credit of $134 million, or $79 million after-tax in 1995 as a result of this restructuring.

Management work force reductions Effective January 1, 1995, management employees who are asked to leave the company under certain conditions will receive a severance payment under the Management Separation Benefit Program
(MSBP). We account for this benefit in accordance with FAS 112, "Employers, Accounting for Postemployment Benefits," accruing the separation cost when incurred. The number of employees leaving Ameritech under the MSBP was 273 in 1997, 618 in 1996 and 460 in 1995.

  Settlement gains result from the payment of lump-sum distributions from the pension plan to former employees and are recorded as a credit to other operating expense. Settlement gains, net of termination costs, under the plans were $20 million, $33 million and $27 million in 1997, 1996 and 1995, respectively. We fund the involuntary plans from our operations and made cash payments of $5 million, $17 million and $10 million in 1997, 1996 and 1995, respectively.

9. Commitments

We lease certain facilities and equipment used in our operations under both operating and capital leases. Rental expense under operating leases was $220 million, $219 million and $200 million in 1997, 1996 and 1995, respectively. As of December 31, 1997, the aggregate minimum rental commitments under noncancelable leases were as follows:

Years                                      Operating  Capital
-------------------------------------------------------------
1998                                         $ 115     $  27
1999                                           103         4
2000                                            89         2
2001                                            73         3
2002                                            55         1
Thereafter                                     212         2
                                             ---------------
Total minimum rental commitments             $ 647        39
                                             =====
 Less: executory costs                                     1
    interest costs                                         4
                                                       -----
Present value of minimum lease payments                   34
============================================================

  Effective May 1, 1996, we commenced a ten-year agreement with IBM Global Services (IBM), to perform certain information technology services previously performed by Ameritech. IBM is also responsible for the consolidation of our data centers.

  Initially, IBM is using existing computers owned or leased by us to perform these services, but over time IBM may utilize any data processing equipment it acquires or leases, as long as they meet the criteria specified in the agreement. The terms of the agreement and subsequent amendments specify payments to IBM that do not exceed about $200 million in any year. Actual charges from IBM may increase or decrease based in part on usage, growth and other data processing requirements. During the initial years, scheduled payments to IBM include reimbursement of lease payments on existing computers that we lease.
  We may terminate the entire agreement upon payment of a predetermined fee, which varies based on the reason for termination and the year terminated.
  In November 1997, we reached an agreement in principle to settle class action lawsuits regarding our inside wire maintenance and Linebacker services, subject to court approval. Those customers who subscribe to these services pay a monthly fee to cover repairs to inside telephone wiring and jacks. They thereby avoid charges for labor and material at the time of repair.
  The lawsuits charged unfair sales practices and violations of the antitrust laws allegedly arising from our sales and marketing practices. The settlement consists of, among other things, free calling card and pay-per-use services over specified time periods, as well as billing credits. Although the value to class members is much greater, we recorded a pretax charge of $69 million ($42 million after-tax) in 1997 based on the cost of the negotiated settlement terms.

10. Financial instruments and derivatives
The following table presents the estimated fair value of our financial instruments as of December 31:

                              1997                1996
                        -------------------------------------
                        Carrying     Fair   Carrying     Fair
                           Value    Value      Value    Value
-------------------------------------------------------------
Cash and temporary
 cash investments         $  239   $  239     $  145   $  145
Debt                       7,749    8,037      7,604    7,572
Other assets                 907      888        798      765
Other liabilities            476      509        183      196
=============================================================

We used the following methods and assumptions to estimate the fair value of financial instruments:

Cash and temporary cash investments The carrying value approximates fair value because of the short-term maturity of these instruments.

Debt The carrying amount (including accrued interest) of our debt maturing within one year approximates fair value because of the short-term maturities involved. We estimated the fair value of our long-term debt based on the year-end quoted market price for the same or similar issues.

Other assets and liabilities These financial instruments consist primarily of long-term receivables, other investments, financial contracts, customer deposits and preferred stock of subsidiaries. We based the fair values of these items on expected cash flows, available market prices or market comparables. Fair value of other liabilities includes the effect of interest rate swaps and forwards discussed below.

Financial contracts, including derivatives We occasionally enter into foreign currency forward contracts to hedge exposure to adverse exchange risk. Also, we use interest rate swaps to manage interest rate exposure. Related gains and losses are reflected in net income. As of December 31, 1997, we had contracts giving us the right to deliver foreign currency valued at $3.0 billion (none in 1996). As of December 31, 1997 and 1996, we had also entered into interest rate swap agreements to change the interest rate on notional amounts of $674 million and $582 million, respectively. We adjust interest expense to give effect to obligations under the swaps. We are exposed to credit risk in the unlikely event of nonperformance by counterparties and the fair value of the swaps exceeds their carrying value. As of December 31, 1997, the fair value of these interest rate swaps was $15 million less than carrying value. As of December 31, 1996, the fair value of the interest rate swaps was $9 million less than carrying value.

11. Other income, net
The components of other income, net are as follows:


Income (expense)                                                     1997    1996   1995
------------------------------------------------------------------------------------------
Equity earnings of affiliates,
 primarily New Zealand
 Telecom and Belgacom*                                              $ 206   $ 236   $  94
Interest on company-owned
 life insurance and
 related programs                                                      46      55      52
Gain on LESOP                                                          44      35      27
Gain on sale of Sky Network
 Television of New Zealand                                             52      --      --
Gain on sale of shares in MATAV                                        43      --      --
Gain on sale of Bellcore                                               42      --      --
Gain on exchange of
 cellular minority interests                                           --      --      66
Gain on sale of investment
 in Polish venture, Centertel                                          --      11      --
Loss on forward contract related
 to Tele Danmark acquisition                                          (16)     --      --
Other, net                                                            (27)    (11)     21
                                                                    ---------------------
Total                                                               $ 390   $ 326   $ 260
=========================================================================================

* Includes 1997 restructuring charge at Belgacom of $87 million.


12. Shareowners' equity
Stock split On December 17, 1997, our board of directors approved a two-for-one stock split, by declaring a 100% stock dividend, effective December 31, 1997. The split shares were distributed in January 1998. All share and per share data in the consolidated financial statements and notes have been restated for all periods presented to reflect this stock split.

Other stock information We amended our certificate of incorporation in 1996 to increase the number of authorized common shares from 1.2 billion to 2.4 billion. The certificate also allows 30 million shares of preferred stock (par value $1

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

per share) and 30 million shares of preference stock (par value $1 per share).
  In October 1997, we registered 14,279,340 shares of our common stock with the SEC for future issuance. We may issue these shares from time to time for the completion of acquisitions, for the payment of dividends or for other corporate purposes.

Shareowners' rights One preference stock purchase right is attached to each share of the company's common stock. Under certain circumstances shareowners may exercise each right to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, $1 par value, at a price of $62.50. If a person acquires, or announces a tender offer for, 20% or more of our common stock, shareowners may exercise the rights to purchase Ameritech common stock having a market value of two times the exercise price. If Ameritech is acquired in a merger or similar transaction that is not approved by our board of directors, shareowners may exercise the rights to purchase common stock of the surviving company having a market value of two times the exercise price. The rights, which are nonvoting, are redeemable by Ameritech for $0.01 per right and expire on December 31, 1998, or upon consummation of certain merger transactions. Until the occurrence of certain events, the rights are attached to and trade with shares of our common stock. As of December 31, 1997, 1,097,188,276 rights were outstanding, after adjusting for the stock split.

Stock plans In April 1997, shareowners approved a long term stock incentive plan. Through our 1989 and 1997 plans, we grant incentive compensation to our officers and other employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The incentives granted are based upon terms and conditions, and are subject to certain limitations, determined by a committee of the board of directors, which administers the plan. The plans authorize the issuance of up to 120,000,000 shares of common stock over a 10-year period. All future grants will be made under the 1997 plan.
  We may grant stock options under the plan as either incentive stock options or nonqualified stock options. We have not granted any options at less than fair market value as of the date of grant. Under the 1997 plan, stock option and stock appreciation rights may not be granted at less than the fair market value on the date of grant except in the case of awards to newly hired or promoted employees when the fair market value on the date of hire or promotion may be used. Additionally, under the 1997 plan, the per share exercise price may not be repriced or surrendered as consideration in exchange for a new award with a lower per share exercise price. The options have a maximum life of 10 years and one day from the date of grant. We may grant stock appreciation rights independently or together with stock options. Stock appreciation rights permit the optionee to receive stock, cash or a combination thereof equal to the amount by which the fair market value on the exercise date exceeds the option price. Substantially all stock options granted on or following December 16, 1987, are exercisable after one year in equal increments over the following three years. Beginning in 1994, we awarded grants of nonqualified stock options with dividend equivalents to certain employees.
  Information regarding options granted under a long term incentive plan which expired in 1994 and under the 1989 and 1997 plans are as follows:


                                                                             Incentive            Nonqualified
                                                                         Stock Options           Stock Options
                                                                 ---------------------  ----------------------
                                                                 Shares         Price*      Shares      Price*
--------------------------------------------------------------------------------------------------------------
December 31, 1994                                                  22,136     $10.29    22,437,010     $ 17.32
Granted                                                              --         --      13,001,960     $ 20.99
Exercised                                                         (10,800)    $10.29    (5,107,184)    $ 16.04
Canceled or expired                                                  --         --      (2,380,352)    $ 19.98
---------------------------------------------------------------------------------------------------------------
December 31, 1995                                                  11,336     $10.29    27,951,434     $ 19.03
Granted                                                              --         --      13,760,832     $ 29.15
Exercised                                                         (11,336)    $10.29    (4,393,874)    $ 18.08
Canceled or expired                                                  --         --      (1,666,368)    $ 24.99
---------------------------------------------------------------------------------------------------------------
December 31, 1996                                                    --         --      35,652,024     $ 22.78
Granted                                                              --         --      17,226,368     $ 30.15
Exercised                                                            --         --      (7,859,530)    $ 19.83
Canceled or expired                                                  --         --      (4,369,148)    $ 27.53
---------------------------------------------------------------------------------------------------------------
December 31, 1997                                                    --         --      40,649,714     $ 25.96
===============================================================================================================

*weighted average

The above stock options have the following characteristics as of December 31, 1997:

                                                                   Shares                Remaining Life         Shares
Grant Year                                                    Outstanding           Price*  (in years)*    Exercisable
----------------------------------------------------------------------------------------------------------------------
1988-90                                                            67,484           $15.25          1.6         67,484
1991-93                                                         3,335,426            16.22          3.4      3,335,426
1994                                                            4,328,334            19.27          6.1      4,328,334
1995                                                            7,164,110            20.84          7.1      4,326,504
1996                                                           10,190,874            29.14          8.1      3,028,950
1997                                                           15,563,486            30.22          9.1         --
                                                               ----------                                   ----------
                                                               40,649,714                                   15,086,698
                                                               ==========                                   ==========

*weighted average


As of December 31, 1997, 1996 and 1995, 1,006,992, 713,820 and 349,592
additional shares, respectively, were available as dividend equivalents.
  All stock appreciation rights granted under the plans have been issued in tandem with nonqualified stock options. Stock appreciation rights granted prior to 1987 have been capped at $14.969. The exercise of a nonqualified option or a stock appreciation right cancels the related right or option. We have not issued any stock appreciation rights after December 31, 1990.
  Under the long term incentive plan, which expired in 1994, 13,332 shares of nonperformance based restricted stock remained outstanding as of December 31, 1997, and 26,000 shares of nonperformance based restricted stock are outstanding under the plans. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount is reduced and charged against operations (together with any change in market price) as the employees vest in the stock.
  In 1995, the FASB issued FAS 123, "Accounting for Stock-Based Compensation." This pronouncement requires us to calculate the value of stock options at the date of grant using an option pricing model. We have elected the "pro forma, disclosure only" option permitted under FAS 123, instead of recording a charge to operations, as shown below:


                                          1997     1996     1995
------------------------------------------------------------------
Net income                  As reported   $2,296   $2,134   $2,008
                              Pro forma    2,262    2,107    1,992
Earnings per share    As reported basic     2.09     1.93     1.81
                    As reported diluted     2.08     1.92     1.81
                        Pro forma basic     2.06     1.91     1.80
                      Pro forma diluted     2.05     1.91     1.79
==================================================================

Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. We adjusted pro forma net income for dividend equivalents expensed as a variable plan.
  Our weighted-average assumptions used in the pricing model and resulting fair values were as follows:

                                     1997      1996      1995
---------------------------------------------------------------
Risk free rate                        6.22%     5.37%     7.55%
Expected dividend yield*              3.74%     3.50%     4.17%
Expected option life (in years)
 (without dividend equivalents)       3.25      3.25      3.25
Expected option life (in years)
 (with dividend equivalents)          5.00      5.00      5.00
Expected stock price volatility      23.67%    20.74%    19.42%
Grant date value
 (without dividend equivalents)     $10.98    $ 8.95    $ 6.44
Grant date value
 (with dividend equivalents)        $20.61    $17.99    $14.94
===============================================================

*The options granted with dividend equivalents (about 24% of total options granted in 1997, 28% in 1996 and 34% in 1995) were priced assuming the dividends would accrue to the optionee over the expected life of the option.

13. Additional financial information


                                                                   December 31
                                                         ---------------------
                                                           1997           1996
------------------------------------------------------------------------------
Other current liabilities
 Accrued payroll                                         $  284         $  216
 Accrued taxes                                              478            454
 Advance billings and customer deposits                     378            366
 Dividends payable                                          330            313
 Accrued interest                                           127            131
 Other                                                      653            361
                                                         ---------------------
Total                                                    $2,250         $1,841
==============================================================================

Interest paid was $534 million, $544 million and $465 million in 1997, 1996 and 1995, respectively. Advertising expense was $354 million, $270 million and $236 million in 1997, 1996 and 1995, respectively.


14. Quarterly financial information (unaudited)
                                                       Basic
                               Operating      Net   Earnings
                   Revenues       Income   Income  Per Share
------------------------------------------------------------
1997
1st Quarter         $ 3,859        $ 912    $ 536     $ 0.49
2nd Quarter           3,986        1,041      537      $0.49
3rd Quarter           4,006          962      613       0.56
4th Quarter           4,147          884      610       0.56
                    ----------------------------------------
Total               $15,998       $3,799   $2,296      $2.09
============================================================


1996
1st Quarter         $ 3,567        $ 822   $  478      $0.43
2nd Quarter           3,744          946      567       0.51
3rd Quarter           3,722          873      519       0.47
4th Quarter           3,884          864      570       0.52
                    ----------------------------------------
Total               $14,917       $3,505   $2,134      $1.93
============================================================

The second quarter of 1997 includes a one-time after-tax charge of $87 million related to our share of the costs of a work force restructuring at Belgacom. The third quarter of 1997 includes a one-time pretax gain of $52 million ($37 million after-tax) resulting from the sale of our interest in Sky Network Television of New Zealand. The fourth quarter of 1997 includes a one-time pretax charge of $69 million ($42 million after-tax) related to the previously discussed Linebacker settlement, and one-time gains of $43 million ($27 million after-tax) and $42 million ($25 million after-tax) related to a sale of shares in MATAV and the sale of our interest in Bellcore, respectively.
  One-time charges in the fourth quarter of 1997 also include a pretax charge of $16 million ($10 million after-tax) resulting from a mark-to-market adjustment for forward contracts to help fund the Tele Danmark acquisition. Current SEC accounting interpretations do not permit hedge accounting for planned acquisitions.
  The fourth quarter of 1996 includes an after-tax gain of $18 million from the sale of an interest in Centertel, a Polish cellular telephone company.
  Several other significant income and expense items were reported in the fourth quarter of both years. However, the net result was not material to the respective quarters or years.
  We calculated earnings per share on a quarter-by-quarter basis in accordance with GAAP. Quarterly EPS figures may not total EPS for the year due to the fluctuation of shares outstanding.
  We have included all adjustments necessary for a fair statement of results for each period.

Information for Our Investors
Trading and dividend information
(restated to reflect stock split)

                                                     Dividends
                    High          Low       Close     Declared
--------------------------------------------------------------
1997
1st Quarter        $ 32.50      $ 28.31    $ 30.63     $ .2825
2nd Quarter          35.88        27.63      33.97       .2825
3rd Quarter          35.31        30.66      33.25       .2825
4th Quarter          43.13        30.13      40.25         .30
                   -------------------------------------------
1996
1st Quarter        $ 33.44      $ 26.13    $ 27.25      $ .265
2nd Quarter          30.00        26.31      29.69        .265
3rd Quarter          29.81        24.81      26.31        .265
4th Quarter          31.69        26.00      30.31       .2825
--------------------------------------------------------------


                                      53